As filed with the Securities and Exchange Commission on December 20, 2016
Securities Act Registration No. 333-205660

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

☒ Registration Statement under the Securities Act of 1933
☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 2
and/or
☐ Registration Statement Under the Investment Company Act of 1940
☐  Amendment No.

Apollo Investment Corporation
(Exact Name of Registrant as Specified in the Charter)

9 West 57th Street
New York, NY 10019
(Address of Principal Executive Offices)
Registrant’s Telephone Number, including Area Code: (212) 515-3450
Joseph D. Glatt
Cindy Z. Michel
c/o Apollo Investment Corporation
9 West 57th Street
New York, NY 10019
(Name and Address of Agent for Service)

Copies to:
Richard T. Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Approximate date of proposed public offering:
From time to time after the effective date of this Registration Statement

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box    ☒
It is proposed that this filing will become effective (check appropriate box):
☒    when declared effective pursuant to section 8(c)

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.001 par value per share (2)(3)
Preferred Stock, $0.001 par value per share (2)
Subscription Rights (2)
Warrants (4)
Debt Securities (5)
Units (6)
Purchase Contracts (7)
Total (8)			$1,500,000,000 (8)	$174,300 (1)(9)

(1)
Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of determining the registration fee. The proposed maximum offering price per security will be determined, from time to time, by the Registrant in connection with the sale by the Registrant of the securities registered under this registration statement. Prior to the initial filing of this registration statement, $1,045,720,000 aggregate principal amount of securities remained registered and unsold pursuant to Registration Statement No. 333-189817, which was initially filed by the Registrant on July 5, 2013. Pursuant to Rule 457(p), $142,637 of the total filing fee of $174,300 required in connection with the initial registration of $1,500,000,000 aggregate principal amount of securities under this registration statement was offset against the $142,637 filing fee associated with the unsold securities registered under Registration Statement No. 333-189817, and an additional $31,663 was paid in connection with the initial filing of this registration statement. Upon effectiveness of this registration statement, the offering of securities pursuant to Registration Statement No. 333-189817 was terminated.

(2)
Subject to Note 8 below, there is being registered hereunder an indeterminate principal amount of common stock or preferred stock, or subscription rights to purchase shares of common stock as may be sold, from time to time separately or as units in combination with other securities registered hereunder.

(3)
Includes such indeterminate number of shares of common stock as may, from time to time, be issued upon conversion or exchange of other securities registered hereunder, to the extent any such securities are, by their terms, convertible or exchangeable for common stock.

(4)
Subject to Note 8 below, there is being registered hereunder an indeterminate principal amount of warrants as may be sold, from time to time, representing rights to purchase common stock, preferred stock or debt securities.

(5)
Subject to Note 8 below, there is being registered hereunder an indeterminate principal amount of debt securities as may be sold, from time to time. If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate price to investors not to exceed $1,500,000,000.

(6)
Subject to Note 8 below, there is being registered hereunder an indeterminate principal amount of units issuable upon conversion or exchange of securities registered hereunder to the extent any such securities, are, by their terms convertible into or exchangeable for units, including upon the exercise of warrants or delivery upon settlement of purchase contracts. Each unit may consist of a combination of any two or more of the securities being registered hereby or debt obligations of third parties, including U.S. Treasury securities.

(7)
Subject to Note 8 below, there is being registered hereunder an indeterminate principal amount of purchase contracts issuable upon conversion or exchange of securities registered hereunder to the extent any such securities are, by their terms convertible into or exchangeable for purchase contracts. Each purchase contract obligates the registrant to sell, and the holder thereof to purchase, an indeterminate number of debt securities, common stock, preferred stock or other securities registered hereunder.

(8)	In no event will the aggregate offering price of all securities issued from time to time pursuant to this registration statement exceed $1,500,000,000.

(9)	Previously paid.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION December 20, 2016
$1,500,000,000

Common Stock
Preferred Stock
Warrants
Debt Securities
Units
Subscription Rights
Purchase Contracts

Apollo Investment Corporation is a closed-end, externally managed, non-diversified management investment company that has elected to be treated as a business development company, or BDC, under the Investment Company Act of 1940, or 1940 Act. Our investment objective is to generate current income and capital appreciation. We invest primarily in various forms of debt investments including secured and unsecured debt, loan investments and/or equity in private middle market companies. We may also invest in the securities of public companies and structured products such as collateralized loan obligations and credit-linked notes. We fund a portion of our investment with borrowed money, a practice commonly known as leverage. We can offer no assurances that we will continue to achieve our objective.
Apollo Investment Management, L.P., a wholly-owned subsidiary of Apollo Global Management, LLC, a leading global alternative investment manager, serves as our investment adviser. Apollo Investment Administration, LLC provides the administrative services necessary for us to operate.
We may offer, from time to time, in one or more offerings, together or separately, up to $1,500,000,000 of our common stock, preferred stock, debt securities, units, subscription rights, purchase contracts or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, which we refer to, collectively, as the “securities.” The securities may be offered at prices and on terms to be described in one or more supplements to this prospectus.
Our common stock is quoted on The Nasdaq Global Select Market under the symbol “AINV.” The last reported closing price for our common stock on December 16, 2016 was $6.15 per share.
This prospectus, and the accompanying prospectus supplement, contains important information you should know before investing in our securities. Please read it before you invest and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. This information is available free of charge by contacting us at 9 West 57th Street, New York, NY 10019 or by calling us collect at (212) 515-3450 or on our website at www.apolloic.com. The SEC also maintains a website at www.sec.gov that contains such information free of charge.
Investing in our securities involves a high degree of risk and is highly speculative. Before buying any securities, you should read the discussion of the material risks of investing in our securities in “Risk Factors” beginning on page 8 of this prospectus.
We invest in securities that have been rated below investment grade by independent rating agencies or that would be rated below investment grade if they were rated. These securities, which are often referred to as “junk” or “high yield,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The date of this Prospectus is                     , 2016.

You should rely only on the information contained in this prospectus and the accompanying prospectus supplement. We have not authorized anyone to provide you with additional information, or information different from that contained in this prospectus and the accompanying prospectus supplement. If anyone provides you with different or additional information, you should not rely on it. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus and the accompanying prospectus supplement is accurate only as of the date of this prospectus or such prospectus supplement. We will update these documents to reflect material changes. Our business, financial condition, results of operations and prospects may have changed since then.

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC, using the “shelf” registration process. Under the shelf registration process, we may offer, from time to time, up to $1,500,000,000 of our common stock, preferred stock, debt securities, units, subscription rights, purchase contracts or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities on the terms to be determined at the time of the offering. The securities may be offered at prices and on terms described in one or more supplements to this prospectus. This prospectus provides you with a general description of the securities that we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. If applicable, the prospectus supplement will identify any selling stockholders acting under the terms of certain registration rights agreements we may enter into from time to time. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and any prospectus supplement together with any exhibits and the additional information described under the headings “Available Information” and “Risk Factors” before you make an investment decision.

ii

PROSPECTUS SUMMARY
This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read carefully the more detailed information set forth under “Risk Factors” and the other information included in this prospectus. In this prospectus and any accompanying prospectus supplement, except where the context suggests otherwise, the terms “we”, “us”, “our”, “Company” and “Apollo Investment” refer to Apollo Investment Corporation; “Apollo Investment Management”, “AIM” or “investment adviser” refers to Apollo Investment Management, L.P.; “Apollo Administration” or “AIA” refers to Apollo Investment Administration, LLC; and “Apollo” refers to the affiliated companies of Apollo Investment Management, L.P.
APOLLO INVESTMENT
Apollo Investment Corporation, a Maryland corporation incorporated on February 2, 2004, is a closed-end, externally managed, non-diversified management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). In addition, for tax purposes we have elected to be treated as a regulated investment company, or RIC, under the Internal Revenue Code of 1986, as amended (the “Code”).
Our investment objective is to generate current income and capital appreciation. We invest primarily in various forms of debt investments including secured and unsecured debt, loan investments and/or equity in private middle market companies. We may also invest in the securities of public companies and structured products such as collateralized loan obligations (“CLOs”) and credit-linked notes (“CLNs”). A CLO is a form of securitization in which the cash flows of a portfolio of loans are pooled and passed on to different classes of owners in various tranches. A CLN is a note where the payment of principal and/or interest is based on the performance of one or more debt obligations. CLNs are not securitizations.
Our portfolio is comprised primarily of investments in debt, including secured and unsecured debt of private middle-market companies that, in the case of senior secured loans, generally are not broadly syndicated and whose aggregate tranche size is typically less than $250 million. Our portfolio also includes equity interests such as common stock, preferred stock, warrants or options. In this prospectus, we use the term “middle-market” to refer to companies with annual revenues between $50 million and $2 billion. While our investment objective is to generate current income and capital appreciation through investments in U.S. secured and unsecured loans, other debt securities and equity, we may also invest a portion of the portfolio in other investment opportunities, including foreign securities and structured products. Most of the debt instruments we invest in are unrated or rated below investment grade, which is an indication of size, credit worthiness and speculative nature relative to the capacity to pay interest and principal. Generally, if the Company’s unrated investments were rated, they would be rated below investment grade. These securities, which are often referred to as “junk” or “high yield,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.
AIM is our investment adviser and a wholly-owned subsidiary of Apollo Global Management, LLC (“AGM”). AGM and other affiliates manage other funds that may have investment mandates that are similar, in whole or in part, with ours. AIM and its affiliates may determine that an investment is appropriate both for us and for one or more of those other funds. In such event, depending on the availability of such investment and other appropriate factors, AIM may determine that we should invest on a side-by-side basis with one or more other funds. We make all such investments subject to compliance with applicable regulations and interpretations, and our allocation procedures. In certain circumstances negotiated co-investments may be made only in accordance with the terms of the exemptive order we received from the SEC permitting us to do so.
During the year ended March 31, 2016, we invested $1.1 billion across 22 new and 35 existing portfolio companies primarily through a combination of primary and secondary debt investments. This compares to $2.2 billion across 60 new and 47 existing portfolio companies during the year ended March 31, 2015. Investments sold or repaid during the year ended March 31, 2016 totaled $1.3 billion versus $2.3 billion during the year ended March 31, 2015. The weighted average yields on our secured debt portfolio, unsecured debt portfolio and total debt portfolio as of March 31, 2016 at our current cost basis were 11.0%, 10.7% and 11.0%, respectively. As of March 31, 2015, the yields were 11.2%, 10.9% and 11.2%, respectively. The portfolio yields may be higher than an investor’s yield on an investment in us due to sales load and other expenses. For the year ended March 31, 2016, the total return based on the change in market price per share and taking into account dividends and distributions, if any, reinvested in accordance with the dividend reinvestment plan was (17.5)% versus 1.9% for the year ended March 31, 2015. Such returns do not reflect any sales load that stockholders may have paid in connection with their purchase of shares of our common stock.
As of March 31, 2016, our portfolio consisted of 89 portfolio companies and was invested 65% in secured debt, 9% in unsecured debt, 11% in structured products and other, 3% in preferred equity, and 12% in common equity/interests and warrants measured at fair value versus 105 portfolio companies invested 60% in secured debt, 14% in unsecured debt, 11% in structured products and other, 5% in preferred equity, and 10% in common equity/interests and warrants as of March 31, 2015.

Since the initial public offering of Apollo Investment in April 2004 and through March 31, 2016, invested capital totaled $16.4 billion in 371 portfolio companies. Over the same period, Apollo Investment completed transactions with more than 100 different financial sponsors.
As of March 31, 2016, 47% or $1.1 billion of our income-bearing investment portfolio is fixed rate debt and 53% or $1.2 billion is floating rate debt, measured at fair value. On a cost basis, 47% or $1.1 billion of our income-bearing investment portfolio is fixed rate debt and 53% or $1.3 billion is floating rate debt. As of March 31, 2015, 48% or $1.3 billion of our income-bearing investment portfolio was fixed rate debt and 52% or $1.4 billion was floating rate debt, measured at fair value. On a cost basis, 50% or $1.4 billion of our income-bearing investment portfolio was fixed rate debt and 50% or $1.4 billion was floating rate debt.
ABOUT APOLLO INVESTMENT MANAGEMENT
AIM, our investment adviser, is led by John Hannan, James Zelter, Howard Widra, Patrick Ryan and Tanner Powell. Potential investment and disposition opportunities are generally approved by one or more committees composed of personnel across AGM, including Messrs. Zelter, Widra, Ryan and Powell, and/or by all or a majority of Messrs. Zelter, Widra, Ryan and Powell depending on the underlying investment type and/or the amount of such investment. The composition of such committees and the overall approval process for our investments may change from time to time. AIM draws upon AGM’s more than 25 year history and benefits from the broader firm’s significant capital markets, trading and research expertise developed through investments in many core sectors in over 200 companies since inception.
ABOUT APOLLO INVESTMENT ADMINISTRATION
In addition to furnishing us with office facilities, equipment, and clerical, bookkeeping and record keeping services, AIA, an affiliate of AGM, also oversees our financial records as well as prepares our reports to stockholders and reports filed with the SEC. AIA also performs the calculation and publication of our net asset value, the payment of our expenses and oversees the performance of various third-party service providers and the preparation and filing of our tax returns. Furthermore, AIA provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance.
OPERATING AND REGULATORY STRUCTURE
Our investment activities are managed by AIM and supervised by our board of directors, a majority of whom are independent of AGM and its affiliates. AIM is an investment adviser that is registered under the Investment Advisers Act of 1940, or the Advisers Act. Under our investment advisory and management agreement, we pay AIM an annual base management fee based on our average gross assets as well as an incentive fee. See “Management—Investment Advisory and Management Agreement.”
As a BDC, we are required to comply with certain regulatory requirements. Also, while we are permitted to finance investments using debt, our ability to use debt is limited in certain significant respects. See “Regulation.” We have elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. For more information, see “Certain U.S. Federal Income Tax Considerations.”
DETERMINATION OF NET ASSET VALUE
The net asset value per share of our outstanding shares of common stock is determined quarterly by dividing the value of our total assets minus our liabilities by the total number of our shares outstanding.
In calculating the value of our total assets, we value investments for which market quotations are readily available at such market quotations if they are deemed to represent fair value. Market quotations may be deemed not to represent fair value in certain circumstances where AIM believes that facts and circumstances applicable to an issuer, a seller or purchaser or the market for a particular security causes current market quotes to not reflect the fair value of the security. Examples of these events could include cases in which material events are announced after the close of the market on which a security is primarily traded, when a security trades infrequently causing a quoted purchase or sale price to become stale or in the event of a “fire sale” by a distressed seller. Debt and equity securities that are not publicly traded or whose market price is not readily available or whose market quotations are not deemed to represent fair value are valued at fair value as determined in good faith by, or under the direction of, our board of directors pursuant to a written valuation policy and a consistently applied valuation process utilizing the input of our investment adviser, independent valuation firms, and the audit committee. Because there is no readily available market value for a significant portion of the investments in our portfolio, we value these portfolio investments at fair value as determined in good faith by, or under the direction of, the board of directors.
Due to the inherent uncertainty of determining the fair value of our investments, the value of our investments may differ significantly from the values that would have been used had a readily available market existed for such investments, and the differences could be material. Determination of fair values involves subjective judgments and estimates not susceptible to substantiation by auditing procedures. Accordingly, under current accounting standards, the notes to our financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our financial statements. For more information, see “Determination of Net Asset Value.”
USE OF PROCEEDS
Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds from the sale of our securities pursuant to this prospectus for general corporate purposes, which include investing in portfolio companies in accordance with our investment objective and strategies and repaying indebtedness incurred under our senior credit facility.
We anticipate that substantially all of the net proceeds of an offering of securities pursuant to this prospectus will be used for the above purposes within two years, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. Our portfolio is comprised primarily of investments in debt, including secured and unsecured debt of private middle market companies that, in the case of senior secured loans, generally are not broadly syndicated and whose aggregate tranche size is typically less than $250 million. Our portfolio also includes equity interests such as common stock, preferred stock, warrants or options. Pending such investments, we will use the net proceeds of an offering to invest in cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the date of investment, to reduce then-outstanding obligations under our credit facility or for other general corporate purposes. The supplement to this prospectus relating to an offering will more fully identify the use of the proceeds from such offering. For more information, see “Use of Proceeds.”
DISTRIBUTIONS ON COMMON STOCK
We intend to continue to pay dividends or make other distributions on a quarterly basis to our common stockholders, however, we may not be able to maintain the current level of distribution payments, due to including, but not limited to, regulatory requirements. Our quarterly distributions, if any, will be determined by our board of directors. We expect that our distributions to stockholders generally will be from accumulated net investment income and from net realized capital gains, as applicable, although a portion may represent a return of capital. For more information, see “Distributions.”
DIVIDENDS ON PREFERRED STOCK
We may issue preferred stock from time to time, although we have no immediate intention to do so. If we issue shares of preferred stock, holders of such preferred stock will be entitled to receive cash dividends at an annual rate that will be fixed or will vary for the successive dividend periods for each series. In general, the dividend periods for fixed rate preferred stock will be quarterly.
DIVIDEND REINVESTMENT PLAN
We have adopted an “opt-out” dividend reinvestment plan that provides for reinvestment of our dividend distributions on behalf of our stockholders, unless a stockholder elects to receive cash. As a result, if our board of directors authorizes, and we declare, a cash dividend, then our stockholders who have not “opted out” of our dividend reinvestment plan will have their cash dividends automatically reinvested in additional shares of our common stock, rather than receiving the cash dividends. A registered stockholder must notify our transfer agent in writing in order to “opt-out” of the dividend reinvestment plan. For more information, see “Dividend Reinvestment Plan.”
PLAN OF DISTRIBUTION
We may offer, from time to time, up to $1,500,000,000 of our common stock, preferred stock, debt securities, units, subscription rights, purchase contracts or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, on terms to be determined at the time of the offering.
Securities may be offered at prices and on terms described in one or more supplements to this prospectus directly to one or more purchasers, through agents designated from time to time by us, or to or through underwriters or dealers. The supplement to this prospectus relating to the offering will identify any agents or underwriters involved in the sale of our securities, and will set forth any applicable purchase price, fee and commission or discount arrangement or the basis upon which such amount may be calculated. In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the maximum compensation to the underwriters or dealers in connection with the sale of our securities pursuant to this prospectus and the accompanying supplement to this prospectus may not exceed 8% of the aggregate offering price of the securities as set forth on the cover page of the supplement to this prospectus.
We may not sell securities pursuant to this prospectus without delivering a prospectus supplement describing the method and terms of the offering of such securities. For more information, see “Plan of Distribution.”

CONTINUED USE OF LEVERAGE
The availability of leverage depends upon the economic environment. Given current market conditions, there can be no assurance that we will be able to utilize leverage as anticipated, if at all, and we may determine or be required to reduce or eliminate our leverage over time. The current global economic environment, the potential systemic risk arising from illiquidity and rapid de-leveraging in the financial system at large may continue to contribute to market volatility and may have long-term effects on the U.S. and international financial markets. We cannot predict how long the financial markets and economic environment will continue to be affected by these events and cannot predict the effects of these or similar events.
OUR CORPORATE INFORMATION
Our administrative and principal executive offices are located at 730 Fifth Avenue, New York, NY 10019 and 9 West 57th Street, New York, NY 10019, respectively. Our common stock is quoted on The Nasdaq Global Select Market under the symbol “AINV.” Our Internet website address is www.apolloic.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website to be part of this prospectus.

FEES AND EXPENSES
The following table is intended to assist you in understanding the costs and expenses that an investor in shares of our common stock will bear directly or indirectly based upon the assumptions set forth below. The following table and example should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us” or “Apollo Investment,” or that “we” will pay fees or expenses, common stockholders will indirectly bear such fees or expenses as investors in Apollo Investment.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)	—%	(1)
Offering expenses (as a percentage of offering price)	—%	(2)
Dividend reinvestment plan expenses	—%	(3)
Total common stockholder transaction expenses (as a percentage of offering price)	None

Annual expenses (as percentage of net assets attributable to common stock) (4):
Management fees	3.45%	(5)
Incentive fees payable under investment advisory and management agreement	1.88%	(6)
Interest and other debt expenses on borrowed funds	3.74%	(7)
Other expenses	1.33%	(8)

Total annual expenses	10.40%	(9)
Example
The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. These dollar amounts are based upon the assumption that our annual operating expenses (other than performance-based incentive fees) and leverage would remain at the levels set forth in the table above. Transaction expenses are not included in the following example. In the event that shares of our common stock to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will restate this example to reflect the applicable sales load.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$84	$242	$390	$716
While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Assuming a 5% annual return, the incentive fee under the investment advisory and management agreement may not be earned or payable and is not included in the example. This illustration assumes that we will not realize any capital gains computed net of all realized capital losses and gross unrealized capital depreciation in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.
Assuming, however, that the incentive fee under the investment advisory and management agreement is earned and payable, the following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock.

	1 year		3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$101	$253	$287	$454	$798
These examples and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown.

(1)	In the event that the securities to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load.

(2)	The related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the offering expenses borne by us as a percentage of the offering price.

(3)	The expenses of the dividend reinvestment plan per share are included in “Other expenses.”

(4)	“Net assets attributable to common stock” equals net assets as of September 30, 2016.

(5)
The contractual management fee is calculated at an annual rate of 2.00% of our average total assets. Annual expenses are based on levels consistent with the quarter ended September 30, 2016, which are based on prior year amounts adjusted for new debt and equity issuances. For more detailed information about our computation of average total assets, please see Note 3 of our financial statements for the quarter ended September 30, 2016. Effective April 1, 2016 through March 31, 2017, our investment adviser has agreed to waive 25% of its base management fee so that during the waiver period the management fee is reduced from 2% to 1.5%. Such waiver is not reflected in the management fees set forth in this table or in the examples above.

(6)
Assumes that annual incentive fees earned by our investment adviser, AIM, remain consistent with our current fee structure adjusted for new debt and equity issuances, if applicable. AIM earns incentive fees consisting of two parts. The first part, which is payable quarterly in arrears, is based on our pre-incentive fee net investment income for the immediately preceding calendar quarter. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to the rate of 1.75% quarterly (7% annualized). Our net investment income used to calculate this part of the incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee (see footnote 5 above). Accordingly, we pay AIM an incentive fee as follows: (1) no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed 1.75%, which we commonly refer to as the performance threshold; (2) 100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the performance threshold but does not exceed 2.1875% in any calendar quarter; and (3) 20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter. These calculations are appropriately pro rated for any period of less than three months. The effect of the fee calculation described above is that if pre-incentive fee net investment income is equal to or exceeds 2.1875%, AIM will receive a fee of 20% of our pre-incentive fee net investment income for the quarter. You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee performance threshold and may result in a substantial increase of the amount of incentive fees payable to our investment adviser with respect to pre-incentive fee net investment income. Furthermore, since the performance threshold is based on a percentage of our net asset value, decreases in our net asset value make it easier to achieve the performance threshold, holding portfolio size and other assumptions constant. The second part of the incentive fee will equal 20% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation (and incorporating unrealized depreciation on a gross investment-by-investment basis) and is payable in arrears at the end of each calendar year. The net incentive fees are currently entirely attributable to net investment income incentive fees.

Effective April 1, 2016 through March 31, 2017 ("waiver period"), AIM has agreed to waive up to 25% of its performance-based incentive fee so that during the waiver period the incentive fee on pre-incentive fee net investment income (“incentive fee”) could be accrued at as low a rate as 15% to the extent the Company experiences cumulative net realized and change in unrealized losses during the waiver period (“cumulative net losses”). Such waiver is not reflected in the incentive fees set forth in this table or in the examples above.
During the waiver period, assuming that the investment adviser would earn incentive fees at the 20% rate provided in the Investment Advisory and Management Agreement, the incentive fee will initially be accrued at the rate of 17.5% and will be adjusted as of the end of each quarter. The incentive fee accrual will be increased up to a maximum rate of 20% to the extent that the Company experiences cumulative net realized and change in unrealized gains (“cumulative net gains”) during the period and will be decreased down to a minimum rate of 15% to the extent that the Company experiences cumulative net losses during the period. The inclusion of cumulative net gains and cumulative net losses will be measured on a cumulative basis from April 1, 2016 through the end of each quarter during the waiver period. Any cumulative net gains will result in a dollar for dollar increase in the incentive fee payable up to a maximum rate of 20% and any cumulative net losses will result in a dollar for dollar decrease in the incentive fee payable down to a minimum rate of 15%.
If the resulting incentive fee rate is less than 20%, the percentage at which the investment adviser’s 100% catch-up is complete will also be reduced ratably from 2.1875% (8.75% annualized) to as low as 2.06% (8.24% annualized).

For a more detailed discussion of the calculation of this fee, see “Management—Investment Advisory and Management Agreement.”

(7)
Our interest and other debt expenses are based on borrowing levels and interest rates consistent with the levels during the quarter ended September 30, 2016, which are based on prior amounts adjusted for new debt issuances. As of September 30, 2016, we had $926 million available and $368 million in borrowings outstanding under our $1.31 billion senior secured credit facility and $1.015 billion of total debt outstanding. As of September 30, 2016, the Company had $16.3 million in standby letters of credit issued through the senior secured credit facility. The amount available for borrowing under the senior secured credit facility is reduced by any standby letters of credit issued. On April 24, 2015, the Company amended and restated the senior secured credit facility. For more information, see “Risk Factors—Risks relating to our business and structure—We fund a portion of our investments with borrowed money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in this base prospectus.

(8)
Includes our estimated overhead expenses, including payments under the administration agreement based on our allocable portion of overhead and other expenses incurred by AIA in performing its obligations under the administration agreement. See “Management—Administration Agreement” in this base prospectus.

(9)
“Total annual expenses” as a percentage of net assets attributable to common stock are higher than the total annual expenses percentage would be for a company that is not leveraged. We borrow money to leverage our net assets and increase our total assets. The SEC requires that the “Total annual expenses” percentage be calculated as a percentage of net assets (defined as total assets less indebtedness), rather than the total assets, including assets that have been funded with borrowed monies. If the “Total annual expenses” percentage were calculated instead as a percentage of total assets, our “Total annual expenses” would be 6.04% of total assets.

RISK FACTORS
Before you invest in our shares, you should be aware of various risks, including those described below and those set forth under the caption “Recent Developments” in the accompanying prospectus supplement. You should carefully consider these risk factors, together with all of the other information included in this base prospectus and accompanying prospectus supplement, before you decide whether to make an investment in our securities. The risks set out below and in the accompanying prospectus supplement are not the only risks we face. If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected. In such case, our net asset value and the trading price of our common stock could decline or the value of our preferred stock, debt securities, units, subscription rights, purchase contracts or warrants may decline, and you may lose all or part of your investment.

Risks Relating to the Current Environment
Rising interest rates may adversely affect the value of our portfolio investments which could have an adverse effect on our business, financial condition and results of operations.
Our debt investments may be based on floating rates, such as the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate (“EURIBOR”), the federal funds rate or the prime rate. General interest rate fluctuations may have a substantial negative impact on our investments, the value of our common stock and our rate of return on invested capital. A reduction in the interest rates on new investments relative to interest rates on current investments could also have an adverse impact on our net interest income. An increase in interest rates could decrease the value of any investments we hold which earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high-yield bonds, and also could increase our interest expense, thereby decreasing our net income. Also, an increase in interest rates available to investors could make investment in our common stock less attractive if we are not able to increase our dividend rate, which could reduce the value of our common stock.
Because we have borrowed money, and may issue preferred stock to finance investments, our net investment income depends, in part, upon the difference between the rate at which we borrow funds or pay distributions on preferred stock and the rate that our investments yield. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.
You should also be aware that a change in the general level of interest rates can be expected to lead to a change in the interest rate we receive on many of our debt investments. Accordingly, a change in the interest rate could make it easier for us to meet or exceed the performance threshold and may result in a substantial increase in the amount of incentive fees payable to our investment adviser with respect to the portion of the incentive fee based on income.
Price declines and illiquidity in the corporate debt markets have adversely affected, and may in the future adversely affect, the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation.
As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by or under the direction of our Board of Directors. Decreases in the market values or fair values of our investments are recorded as unrealized depreciation, which reduces our net asset value. Depending on market conditions, we could incur substantial realized losses and may suffer additional unrealized losses in future periods, which could have a material adverse impact on our business, financial condition and results of operations.
Capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets in the United States and abroad, which may have a negative impact on our business and operations.
From time to time, capital markets may experience periods of disruption and instability. For example, between 2007 and 2009, the global capital markets experienced an extended period of disruption as evidenced by a lack of liquidity in the debt capital markets, write-offs in the financial services sector, the re-pricing of credit risk and the failure of certain major financial institutions. Despite actions of the United States, federal government and foreign governments, these events contributed to worsening general economic conditions that materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. While market conditions have largely recovered from the events of 2008 and 2009, there have been continuing periods of volatility, some lasting longer than others. For example, in the latter half of 2015 and continuing through the date of this prospectus, economic uncertainty and market volatility in China and geopolitical unrest in the Middle East, combined with continued volatility of oil prices, among other factors, have caused disruption in the capital markets, including the markets in which we participate. There can be no assurance that these market conditions will not continue or worsen in the future. During such market disruptions, we may have difficulty raising debt or equity capital especially as a result of regulatory constraints.

Market conditions may in the future make it difficult to extend the maturity of or refinance our existing indebtedness, including the final maturity of our senior secured credit facility in April 2020, and any failure to do so could have a material adverse effect on our business. The illiquidity of our investments may make it difficult for us to sell such investments if required. As a result, we may realize significantly less than the value at which we have recorded our investments.
Given the extreme volatility and dislocation that the capital markets have historically experienced, many BDCs have faced, and may in the future face, a challenging environment in which to raise capital. We may in the future have difficulty accessing debt and equity capital, and a severe disruption in the global financial markets or deterioration in credit and financing conditions could have a material adverse effect on our business, financial condition and results of operations. In addition, significant changes in the capital markets, including the extreme volatility and disruption, have had, and may in the future have, a negative effect on the valuations of our investments and on the potential for liquidity events involving our investments. An inability to raise capital, and any required sale of our investments for liquidity purposes, could have a material adverse impact on our business, financial condition or results of operations. AIM monitors developments and seeks to manage our investments in a manner consistent with achieving our investment objective, but there can be no assurance that it will be successful in doing so; and AIM may not timely anticipate or manage existing, new or additional risks, contingencies or developments, including regulatory developments in the current or future market environment.
Volatility in the global financial markets resulting from relapse of the Eurozone crisis, geopolitical developments in Eastern Europe, turbulence in the Chinese stock markets and global commodity markets, the United Kingdom’s vote to leave the European Union or otherwise could have a material adverse effect on our business, financial condition and results of operations.

Volatility in the global financial markets could have an adverse effect on the United States and could result from a number of causes, including a relapse in the Eurozone crisis, geopolitical developments in Eastern Europe, turbulence in the Chinese stock markets and global commodity markets or otherwise. The effects of the Eurozone crisis, which began in late 2009 as part of the global economic and financial crisis, continued to impact the global financial markets through 2015. Numerous factors continued to fuel the Eurozone crisis, including continued high levels of government debt, the undercapitalization and liquidity problems of many banks in the Eurozone and relatively low levels of economic growth. These factors made it difficult or impossible for some countries in the Eurozone, including Greece, Ireland and Portugal, to repay or refinance their debt without the assistance of third parties. As a combination of austerity programs, debt write-downs and the European Central Bank’s commitment to restore financial stability to the Eurozone and the finalization of the primary European Stability Mechanism bailout fund, in 2013 and into 2014 interest rates began to fall and stock prices began to increase. Although these trends helped to stabilize the effects of the Eurozone crisis in the first half of 2014, the underlying causes of the crisis were not completely eliminated. As a result, the financial markets relapsed toward the end of 2014. In particular, Greece’s newly elected government, which campaigned against austerity measures, has been unable to reach an acceptable solution to the country’s debt crisis with the European Union, and in June 2015, Greece failed to make a scheduled debt repayment to the International Monetary Fund, falling into arrears. Following further unsuccessful negotiations between the government of Greece and the European Union to solve the Greek debt crisis, on July 5, 2015, Greek voters rejected a bailout package submitted by the European Commission, the European Central Bank and the International Monetary Fund, and while the European Central Bank continues to extend credit to Greece, it is uncertain how long such support will last, whether Greece will receive and accept any future bailout packages and whether Greece will default on future payments. The result of continued defaults and the removal of credit support for Greek banks may cause Greece to exit the European Union, which could lead to significant economic uncertainty and abandonment of the Euro common currency, resulting in destabilization in the financial markets. Continued financial instability in Greece and in other similarly situated Eurozone countries could have a continued contagion effect on the financial markets. Stock prices in China have experienced a significant drop in the second quarter of 2015, resulting primarily from continued sell-off of shares trading in Chinese markets. The volatility has been followed by volatility in stock markets around the world, including in the United States, as well as increased turbulence in commodity markets, such as reductions in prices of crude oil. Although the Chinese government has already taken steps to halt the collapse, it is uncertain what effect such measures will have, if any. Continued sell-off and price drops in the Chinese stock markets may have a contagion effect across the financial markets.
In addition, Russian intervention in Ukraine during 2014 significantly increased regional geopolitical tensions. In response to Russian actions, U.S. and European governments have imposed sanctions on a limited number of Russian individuals and business entities. The situation remains fluid with potential for further escalation of geopolitical tensions, increased severity of sanctions against Russian interests, and possible Russian counter-measures. Further economic sanctions could destabilize the economic environment and result in increased volatility.

On June 23, 2016, voters in the United Kingdom referendum (the “Referendum”) on the question of whether to remain or leave the European Union voted in a majority in favor of leaving the European Union (“Brexit”). This historic event is widely expected to have consequences that are both profound and uncertain for the economic and political future of the United Kingdom and the European Union, and those consequences include significant legal and business uncertainties pertaining to our investments. Due to the very recent occurrence of Brexit, the full scope and nature of the consequences are not at this time known and are unlikely to be known for a significant period of time. However, Brexit has led to significant uncertainty in the business, legal and political environment. Risks associated with the outcome of the Referendum include short and long term market volatility and currency volatility (including volatility of the value of the British pound sterling relative to the United States dollar and other currencies and volatility in global currency markets generally), macroeconomic risk to the United Kingdom and European economies, impetus for further disintegration of the European Union and related political stresses (including those related to sentiment against cross border capital movements and activities of investors like us), prejudice to financial services businesses that are conducting business in the European Union and which are based in the United Kingdom, legal uncertainty regarding achievement of compliance with applicable financial and commercial laws and regulations in view of the expected steps to be taken pursuant to or in contemplation of Article 50 of the Treaty on European Union and negotiations undertaken under Article 218 of the Treaty on the Functioning of the European Union, and the unavailability of timely information as to expected legal, tax and other regimes.

Should the economic recovery in the United States be adversely impacted by increased volatility in the global financial markets caused by continued contagion from the Eurozone crisis, developments in respect of the Russian sanctions, further turbulence in Chinese stock markets and global commodity markets, Brexit or for any other reason, loan and asset growth and liquidity conditions at U.S. financial institutions, including us, may deteriorate.

Uncertainty about the financial stability of the United States and the new presidential administration could have a significant adverse effect on our business, financial condition and results of operations.

Due to federal budget deficit concerns, S&P downgraded the federal government’s credit rating from AAA to AA+ for the first time in history on August 5, 2011. Further, Moody’s and Fitch had warned that they may downgrade the federal government’s credit rating. Further downgrades or warnings by S&P or other rating agencies, and the United States government’s credit and deficit concerns in general, could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms. In addition, a decreased U.S. government credit rating could create broader financial turmoil and uncertainty, which may weigh heavily on our financial performance and the value of our common stock.

In October 2014, the Federal Reserve announced that it was concluding its bond-buying program, or quantitative easing, which was designed to stimulate the economy and expand the Federal Reserve’s holdings of long-term securities, suggesting that key economic indicators, such as the unemployment rate, had showed signs of improvement since the inception of the program. It is unclear what effect, if any, the conclusion of the Federal Reserve’s bond-buying program will have on the value of our investments. However, it is possible that, without quantitative easing by the Federal Reserve, these developments, along with the United States government’s credit and deficit concerns and the European sovereign debt crisis discussed above, could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. Additionally, in July 2016, the Federal Reserve reaffirmed its view that the current target range for the federal funds rate was appropriate based on current economic conditions. However, if key economic indicators, such as the unemployment rate or inflation, do not progress at a rate consistent with the Federal Reserve’s objectives, the target range for the federal funds rate may increase and cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms.

In November 2016, the US held its Federal election and elected Donald Trump, the Republican Party nominee. Following Mr. Trump’s inauguration on January 20, 2017, the Republican Party will control both the executive and legislative branches of government, which increases the likelihood that legislation will be adopted implementing the policies of the Trump administration. While campaigning, President-elect Trump made statements suggesting he may seek to adopt legislation that could significantly affect the regulation of United States financial markets. Areas subject to potential change, amendment or repeal include the Dodd-Frank Act, including the Volcker Rule and various swaps and derivatives regulations, the authority of the Federal Reserve and the Financial Stability Oversight Council, and renewed proposals to separate banks’ commercial and investment banking activities. President-elect Trump also stated he would cause the United States to withdraw from or renegotiate various trade agreements and take other actions that would change current trade policies of the United States. We cannot predict which, if any, of these actions will be taken or, if taken, their effect on the financial stability of the United States. Such actions could have a significant adverse effect on our business, financial condition and results of operations.

If AIC can no longer satisfy the conditions of Letter 12-40 (as defined below) issued by the Commodity Futures Trading Commission (the “CFTC”), AIC and AIM could be subject to additional regulatory requirements.

AIM has claimed relief available under a no-action letter (“Letter 12-40”) issued by the staff of the CFTC. Letter 12-40 relieves AIM from registering with the CFTC as the commodity pool operator (“CPO”) of AIC, provided that AIC (i) continues to be regulated by the SEC as a BDC, (ii) allocates no more than a designated percentage of its liquidation value to futures contracts, certain swap contracts and certain other derivative instruments that are within the jurisdiction of the Commodity Exchange Act (collectively, “CEA-regulated products”), and (iii) is not marketed to the public as a commodity pool or as a vehicle for trading in CEA-regulated products. If AIC can no longer satisfy the conditions of Letter 12-40, AIM could be subject to the CFTC’s CPO registration requirements, and the disclosure and operations of AIC would need to comply with all applicable regulations governing commodity pools and CPOs. If AIM were required to register as a CPO, it would also be required to become a member of the National Futures Association (“NFA”) and be subject to the NFA’s rules and bylaws. Compliance with these additional registration and regulatory requirements may increase AIM’s operating expenses, which, in turn, could result in AIC’s investors being charged additional fees.

The continued uncertainty relating to the sustainability and pace of economic recovery in the U.S. and globally could have a negative impact on our business.
Apollo Investment’s business is directly influenced by the economic cycle, and could be negatively impacted by a downturn in economic activity in the U.S. as well as globally. Fiscal and monetary actions taken by U.S. and non-U.S. government and regulatory authorities could have a material adverse impact on our business. To the extent uncertainty regarding the U.S. or global economy negatively impacts consumer confidence and consumer credit factors, our business, financial condition and results of operations could be adversely affected. Moreover, Federal Reserve policy, including with respect to certain interest rates and the decision to end its quantitative easing policy, may also adversely affect the value, volatility and liquidity of dividend and interest paying securities. Market volatility, rising interest rates and/or a return to unfavorable economic conditions could adversely affect our business.
Risks Relating to our Business and Structure
We may suffer credit losses.
Investment in small and middle-market companies is highly speculative and involves a high degree of risk of credit loss. These risks are likely to increase during volatile economic periods, as the U.S. and many other economies have experienced. See “Risks Relating to our Investments.”
We are dependent upon Apollo Investment Management’s key personnel for our future success and upon their access to AGM’s investment professionals and partners.
We depend on the diligence, skill and network of business contacts of the senior management of AIM specifically and AGM generally. Members of our senior management may depart at any time. We also depend, to a significant extent, on AIM’s access to the investment professionals and partners of AGM and the information and deal flow generated by the AGM investment professionals in the course of their investment and portfolio management activities. The senior management of AIM evaluates, negotiates, structures, closes and monitors our investments. Our future success depends on the continued service of senior members of AGM’s credit platform, including the senior management team of AIM. The departure of our senior management, any senior managers of AIM, or of a significant number of the investment professionals or partners of AGM, could have a material adverse effect on our ability to achieve our investment objective. In addition, we can offer no assurance that AIM will remain our investment adviser or that we will continue to have access to AGM’s partners and investment professionals or its information and deal flow.
Our financial condition and results of operations depend on our ability to manage future growth effectively.
Our ability to achieve our investment objective depends, in part, on our ability to grow, which depends, in turn, on AIM’s ability to identify, invest in and monitor companies that meet our investment criteria. Accomplishing this result on a cost-effective basis is largely a function of AIM’s structuring of the investment process, its ability to provide competent, attentive and efficient services to us and our access to financing on acceptable terms. The senior management team of AIM has substantial responsibilities under the investment advisory and management agreement, and with respect to certain members, in connection with their roles as officers of other AGM funds.
They may also be called upon to provide managerial assistance to our portfolio companies. These demands on their time may distract them or slow the rate of investment. In order to grow, we and AIM need to hire, train, supervise and manage new employees. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive market for investment opportunities.
A number of entities compete with us to make the types of investments that we make. We compete with public and private funds, commercial and investment banks, commercial financing companies, other BDCs and, to the extent they provide an alternative form of financing, private equity funds. Competition for investment opportunities intensifies from time to time and may intensify further in the future. Some of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions and valuation requirements that the 1940 Act imposes on us as a BDC and that the Code imposes on us as a RIC. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this existing and potentially increasing competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objective.
We do not seek to compete primarily based on the interest rates we offer, and we believe that some of our competitors make loans with interest rates that are comparable to or lower than the rates we offer.
We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we match our competitors’ pricing, terms and structure, we may experience decreased net interest income and increased risk of credit loss.
Any failure on our part to maintain our status as a BDC would reduce our operating flexibility.
If we do not remain a BDC, we might be regulated as a closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.
We will be subject to corporate-level income tax if we are unable to maintain our status as a RIC.
To maintain our RIC status under the Code, we must meet certain source-of-income, asset diversification and annual distribution requirements. The annual distribution requirement for a RIC generally is satisfied if we distribute at least 90% of our “investment company taxable income” (generally, our ordinary income and the excess, if any, of our net short-term capital gains over our net long-term capital losses), if any, to our stockholders on an annual basis. To the extent we use debt financing, we are subject to certain asset coverage ratio requirements and other financial covenants under loan and credit agreements, and could in some circumstances also become subject to such requirements under the 1940 Act, that could, under certain circumstances, restrict us from making distributions necessary to maintain our status as a RIC. If we are unable to obtain cash from other sources, we may fail to maintain our status as a RIC and, thus, may be subject to corporate-level income tax. To maintain our status as a RIC, we must also meet certain asset diversification requirements at the end of each calendar quarter. Failure to meet these tests may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments are in private companies, any such dispositions could be made at disadvantageous prices and may result in substantial losses. If we fail to maintain our status as a RIC for any reason and become subject to corporate-level income tax, the resulting corporate-level taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Such a failure would have a material adverse effect on us and our stockholders.
To maintain our status as a RIC in a subsequent year, we would be required to distribute to our stockholders our earnings and profits attributable to non-RIC years. In addition, if we failed to maintain our status as a RIC for a period greater than two taxable years, then we would be required to elect to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if we had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of up to ten years, in order to qualify as a RIC in a subsequent year.
We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.
For U.S. federal income tax purposes, we include in income certain amounts that we have not yet received in cash, such as original issue discount, which may arise if, for example, we receive warrants in connection with the making of a loan or payment-in-kind interest, which represents contractual interest added to the loan balance and typically due at the end of the loan term or possibly in other circumstances. Such original issue discount is included in income before we receive any corresponding cash payments and could be significant relative to our overall investment activities. Loans structured with these features may represent a higher level of credit risk than loans the interest on which must be paid in cash at regular intervals. We also may be required to include in income certain other amounts that we do not receive in cash.

The incentive fee payable by us that relates to our net investment income is computed and paid on income that may include some interest that has been accrued but not yet received in cash. If a portfolio company defaults on a loan, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible. Consequently, while we may make incentive fee payments on income accruals that we may not collect in the future and with respect to which we do not have a formal clawback right against our investment adviser per se, the amount of accrued income written off in any period will reduce the income in the period in which such write-off was taken and thereby reduce such period’s incentive fee payment. For the period between April 1, 2012 and March 31, 2016, the portion of the incentive fee that is attributable to deferred interest, such as PIK income, will not be paid to AIM until the Company receives such deferred interest in cash. The accrual of incentive fees shall be reversed if such interest is reversed in connection with any write-off or similar treatment of the investment.
Since in certain cases we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the tax requirement to distribute at least 90% of our investment company taxable income to maintain our status as a RIC. Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations in order to meet distribution and/or leverage requirements.
Regulations governing our operation as a BDC affect our ability to raise, and the way in which we raise, additional capital.
We may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we are permitted, as a BDC, to issue senior securities only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after each issuance of senior securities. If the value of our assets declines, we may be unable to maintain asset coverage above the 200% level. If that happens, the contractual arrangements governing these securities may require us to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous.
BDCs may issue and sell common stock at a price below net asset value per share only in limited circumstances, one of which is during the one-year period after stockholder approval. In the past, our stockholders have approved a plan so that during the subsequent 12 month period we could, in one or more public or private offerings of our common stock, sell or otherwise issue shares of our common stock at a price below the then current net asset value per share, subject to certain conditions including parameters on the level of permissible dilution, approval of the sale by a majority of our independent directors and a requirement that the sale price be not less than approximately the market price of the shares of our common stock at specified times, less the expenses of the sale. Although we currently do not have such authority, we may in the future seek to receive such authority on terms and conditions set forth in the corresponding proxy statement. There is no assurance such approvals will be obtained.
In the event we sell, or otherwise issue, shares of our common stock at a price below net asset value per share, existing stockholders will experience net asset value dilution and the investors who acquire shares in such offering may thereafter experience the same type of dilution from subsequent offerings at a discount. For example, if we sell an additional 10% of our common shares at a 5% discount from net asset value, a stockholder who does not participate in that offering for its proportionate interest will suffer net asset value dilution of up to 0.5% or $5 per $1,000 of net asset value.
In addition to issuing securities to raise capital as described above, we may in the future securitize our loans to generate cash for funding new investments. To securitize loans, we may create a wholly-owned subsidiary, contribute a pool of loans to the subsidiary and have the subsidiary issue primarily investment grade debt securities to purchasers who we would expect would be willing to accept a substantially lower interest rate than the loans earn. We would retain all or a portion of the equity in the securitized pool of loans. Our retained equity would be exposed to any losses on the portfolio of loans before any of the debt securities would be exposed to such losses. An inability to successfully securitize our loan portfolio could limit our ability to grow our business and fully execute our business strategy and adversely affect our earnings, if any. Moreover, the successful securitization of our loan portfolio might expose us to losses as the residual loans in which we do not sell interests will tend to be those that are riskier and more apt to generate losses.
We currently use borrowed funds to make investments and are exposed to the typical risks associated with leverage.
We are exposed to increased risk of loss due to our use of debt to make investments. A decrease in the value of our investments will have a greater negative impact on the value of our common stock than if we did not use debt. Our ability to make distributions will be restricted if we fail to satisfy certain of our asset coverage ratios and other financial covenants and any amounts that we use to service our indebtedness are not available for distributions to our common stockholders.

The agreements governing certain of our debt instruments require us to comply with certain financial and operational covenants. These covenants require us to, among other things, maintain certain financial ratios, including asset coverage and minimum stockholders’ equity. As of March 31, 2016, we were in compliance with these covenants. However, our continued compliance with these covenants depends on many factors, some of which are beyond our control. In the event of deterioration in the capital markets and pricing levels subsequent to this period, net unrealized loss in our portfolio may increase in the future. Absent an amendment to our Senior Secured Facility (as defined below), continued unrealized loss in our investment portfolio could result in non-compliance with certain covenants.
Accordingly, there are no assurances that we will continue to comply with these covenants. Failure to comply with these covenants would result in a default which, if we were unable to obtain a waiver from the debt holders, could accelerate repayment under the instruments and thereby have a material adverse impact on our liquidity, financial condition, results of operations and ability to make distributions.
Our current and future debt securities are and may be governed by an indenture or other instrument containing covenants restricting our operating flexibility. We, and indirectly our stockholders, bear the cost of issuing and servicing such securities. Our currently outstanding convertible securities have, and any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock.
We fund a portion of our investments with borrowed money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.
Borrowings and other types of financing, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, increase the risks associated with investing in our securities. Our lenders and debt holders have fixed dollar claims on our assets that are superior to the claims of our common stockholders or any preferred stockholders. If the value of our assets increases, then leveraging would cause the net asset value to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our income in excess of consolidated interest payable on the borrowed funds would cause our net income to increase more than it would without the leverage, while any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to our common stockholders. Leverage is generally considered a speculative investment technique.
We may in the future determine to fund a portion of our investments with preferred stock, which would magnify the potential for gain or loss and the risks of investing in us in the same way as our borrowings.
Preferred stock, which is another form of leverage, has the same risks to our common stockholders as borrowings because the dividends on any preferred stock we issue must be cumulative. Payment of such dividends and repayment of the liquidation preference of such preferred stock must take preference over any dividends or other payments to our common stockholders, and preferred stockholders are not subject to any of our expenses or losses and are not entitled to participate in any income or appreciation in excess of their stated preference.
Changes in interest rates may affect our cost of capital and net investment income.
Because we borrow money, and may issue preferred stock to finance investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds or pay dividends on preferred stock and the rate at which we invest these funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds would increase except to the extent we have issued fixed rate debt or preferred stock, which could reduce our net investment income. Our long-term fixed-rate investments are financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act and applicable commodities laws. Interest rate hedging activities do not protect against credit risk.

We have analyzed the potential impact of changes in interest rates on interest income net of interest expense. Assuming no changes to our balance sheet as of March 31, 2016, a hypothetical one percent increase in LIBOR on our floating rate assets and liabilities would decrease our earnings by less than one cent per average share over the next twelve months. Assuming no changes to our balance sheet as of March 31, 2016, a hypothetical two percent increase in LIBOR on our floating rate assets and liabilities would increase our earnings by two cents per average share over the next twelve months. Assuming no changes to our balance sheet as of March 31, 2016, a hypothetical three percent increase in LIBOR on our floating rate assets and liabilities would increase our earnings by four cents per average share over the next twelve months. Assuming no changes to our balance sheet as of March 31, 2016, a hypothetical four percent increase in LIBOR on our floating rate assets and liabilities would increase our earnings by six cents per average share over the next twelve months. In addition, we believe that our interest rate matching strategy and our ability to hedge mitigates the effects any changes in interest rates may have on our investment income. Although management believes that this is indicative of our sensitivity to interest rate changes, it does not adjust for potential changes in credit quality, size and composition of the assets on the balance sheet and other business developments that could affect net increase or decrease in net assets resulting from operations, or net income. Accordingly, no assurances can be given that actual results would not differ materially from the potential outcome simulated by this estimate.
A portion of our floating rate investments may include features such as LIBOR floors. To the extent we invest in credit instruments with LIBOR floors, we may lose some of the benefits of incurring leverage. Specifically, if we issue preferred stock or debt (or otherwise borrow money), our costs of leverage will increase as rates increase. However, we may not benefit from the higher coupon payments resulting from increased interest rates if our investments in LIBOR floors and rates do not rise to levels above the LIBOR floors. In this situation, we will experience increased financing costs without the benefit of receiving higher income. This in turn may result in the potential for a decrease in the level of income available for dividends or distributions made by us.
You should also be aware that a change in the general level of interest rates can be expected to lead to a change in the interest rates we receive on many of our debt investments. Accordingly, a change in interest rates could make it easier for us to meet or exceed the performance threshold and may result in a substantial increase in the amount of incentive fees payable to our investment adviser with respect to pre-incentive fee net investment income.
Our business requires a substantial amount of capital to grow because we must distribute most of our income.
Our business requires a substantial amount of capital. We have issued equity securities and have borrowed from financial institutions. A reduction in the availability of new capital could limit our ability to grow. We must distribute at least 90% of our investment company taxable income to maintain our regulated investment company status. As a result, any such cash earnings may not be available to fund investment originations. We expect to continue to borrow from financial institutions and issue additional debt and equity securities. If we fail to obtain funds from such sources or from other sources to fund our investments, it could limit our ability to grow, which may have an adverse effect on the value of our securities. In addition, as a BDC, our ability to borrow or issue additional preferred stock may be restricted if our total assets are less than 200% of our total borrowings and preferred stock.
Many of our portfolio investments are recorded at fair value as determined in good faith by or under the direction of our Board of Directors and, as a result, there is uncertainty as to the value of our portfolio investments.
A large percentage of our portfolio investments are not publicly traded. The fair value of these investments may not be readily determinable. We value these investments quarterly at fair value (based on ASC 820, its corresponding guidance and the principal markets in which these investments trade) as determined in good faith by or under the direction of our Board of Directors pursuant to a written valuation policy and a consistently applied valuation process utilizing the input of our investment adviser, independent valuation firms, third party pricing services and the Audit Committee of the Board of Directors. Our Board of Directors utilizes the services of independent valuation firms to aid it in determining the fair value of these investments. The types of factors that may be considered in fair value pricing of these investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings, the markets in which the portfolio company does business, comparison to more liquid securities, indices and other market-related inputs, discounted cash flow, our principal market and other relevant factors. For these securities for which a quote is either not readily available or deemed not to represent fair value, we utilize independent valuation firms to assist with valuation of these Level 3 investments. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a readily available market for these investments existed and may differ materially from the amounts we realize on any disposition of such investments. Our net asset value could be adversely affected if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon the disposal of such investments.

In addition, decreases in the market values or fair values of our investments are recorded as unrealized loss. Unprecedented declines in prices and liquidity in the corporate debt markets have resulted in significant net unrealized loss in our portfolio in the past. The effect of all of these factors on our portfolio has reduced our NAV by increasing net unrealized loss in our portfolio. Depending on market conditions, we could incur substantial realized losses and may continue to suffer additional unrealized losses in future periods, which could have a material adverse impact on our business, financial condition and results of operations.
The lack of liquidity in our investments may adversely affect our business.
We generally make investments in private companies. Substantially all of these securities are subject to legal and other restrictions on resale or are otherwise less liquid than publicly traded securities. The illiquidity of our investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. In addition, we may face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we or an affiliated manager of AGM has material non-public information regarding such portfolio company.
We may experience fluctuations in our periodic results.
We could experience fluctuations in our periodic operating results due to a number of factors, including the interest rates payable on the debt securities we acquire, the default rate on such securities, the level of our expenses (including the interest rates payable on our borrowings), the dividend rates on preferred stock we issue, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.
Our ability to enter into transactions with our affiliates is restricted.
We are prohibited under the 1940 Act from knowingly participating in certain transactions with certain of our affiliates without the prior approval of our independent directors and, in some cases, of the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and we are generally prohibited from buying or selling any security (other than our securities) from or to such affiliate, absent the prior approval of our independent directors. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our independent directors and, in some cases, of the SEC. We are prohibited from buying or selling any security from or to any person who owns more than 25% of our voting securities or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC through an exemptive order (other than in certain limited situations pursuant to current regulatory guidance). The analysis of whether a particular transaction constitutes a joint transaction requires a review of the relevant facts and circumstances then existing. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates.
On March 29, 2016, we received an exemptive order from the SEC permitting us greater flexibility to negotiate the terms of co-investment transactions with certain of our affiliates, including investment funds managed by AIM or its affiliates, subject to the conditions included therein. Under the terms of the Order, a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned, and (2) the transaction is consistent with the interests of our stockholders and is consistent with our board of directors approved criteria. In certain situations where co-investment with one or more funds managed by AIM or its affiliates is not covered by the Order, the personnel of AIM or its affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. The Order is subject to certain terms and conditions so there can be no assurance that we will be permitted to co-invest with certain of our affiliates other than in the circumstances currently permitted by regulatory guidance and the Order.

There are significant potential conflicts of interest which could adversely affect our investment returns.
Allocation of Personnel
Potential investment and disposition opportunities are generally approved by one or more investment committees composed of personnel across AGM including Mr. Zelter and/or Mr. Widra, depending on the underlying investment type and/or the amount of such investment. Our executive officers and directors, and the partners of our investment adviser, AIM, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do or of investment funds managed by our affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. Moreover, we note that, notwithstanding the difference in principal investment objectives between us and other AGM funds, such other AGM sponsored funds, including new affiliated potential pooled investment vehicles or managed accounts not yet established (whether managed or sponsored by AGM or AIM itself), have and may from time to time have overlapping investment objectives with us and, accordingly, invest in, whether principally or secondarily, asset classes similar to those targeted by us. To the extent such other investment vehicles have overlapping investment objectives, the scope of opportunities otherwise available to us may be adversely affected and/or reduced. As a result, certain partners of AIM may face conflicts in their time management and commitments as well as in the allocation of investment opportunities to other AGM funds. In addition, in the event such investment opportunities are allocated among us and other investment vehicles managed or sponsored by, or affiliated with, AIM our desired investment portfolio may be adversely affected. Although AIM endeavors to allocate investment opportunities in a fair and equitable manner, it is possible that we may not be given the opportunity to participate in certain investments made by investment funds managed by AIM or investment managers affiliated with AIM.
No Information Barriers
There are no information barriers amongst AGM and certain of its affiliates. If AIM were to receive material non-public information about a particular company, or have an interest in investing in a particular company, AGM or certain of its affiliates may be prevented from investing in such company. Conversely, if AGM or certain of its affiliates were to receive material non-public information about a particular company, or have an interest in investing in a particular company, we may be prevented from investing in such company.
This risk may affect us more than it does other investment vehicles, as AIM generally does not use information barriers that many firms implement to separate persons who make investment decisions from others who might possess material, non-public information that could influence such decisions. AIM’s decision not to implement these barriers could prevent its investment professionals from undertaking certain transactions such as advantageous investments or dispositions that would be permissible for them otherwise. In addition, AIM could in the future decide to establish information barriers, particularly as its business expands and diversifies.
Co-Investment Activity and Allocation of Investment Opportunities
AGM and its affiliated investment managers, including AIM, may determine that an investment is appropriate both for us and for one or more other funds. In such event, depending on the availability of such investment and other appropriate factors, AIM may determine that we should invest on a side-by-side basis with one or more other funds. We may make all such investments subject to compliance with applicable regulations and interpretations, and our allocation procedures. In certain circumstances, negotiated co-investments may be made only in accordance with the terms of the exemptive order we received from the SEC permitting us to do so. On March 29, 2016, we received an exemptive order from the SEC permitting us greater flexibility to negotiate the terms of co-investment transactions with certain of our affiliates, including investment funds managed by AIM or its affiliates, subject to the conditions included therein. The Order is subject to certain terms and conditions so there can be no assurance that we will be permitted to co-invest with certain of our affiliates other than in the circumstances currently permitted by regulatory guidance and the Order.
AGM has adopted allocation procedures that are intended to ensure that each fund or account managed by AGM or certain of its affiliates (“Apollo-advised funds”) is treated in a manner that, over time, is fair and equitable. Allocations generally are made pro rata based on order size. In certain circumstances, the allocation policy provides for the allocation of investments pursuant to a predefined arrangement that is other than pro rata. As a result, in situations where a security is appropriate for us but is limited in availability, we may receive a lower allocation than may be desired by our portfolio managers or no allocation if it is determined that the investment is more appropriate for a different Apollo-advised fund because of its investment mandate. Investment opportunities may be allocated on a basis other than pro rata to the extent it is done in good faith and does not, or is not reasonably expected to, result in an improper disadvantage or advantage to one participating Apollo-advised fund as compared to another participating Apollo-advised fund.

In the event investment opportunities are allocated among us and other Apollo-advised funds, we may not be able to structure our investment portfolio in the manner desired. Although AGM endeavors to allocate investment opportunities in a fair and equitable manner, it is possible that we may not be given the opportunity to participate in certain investments made by other Apollo-advised funds or portfolio managers affiliated with AIM. Furthermore, we and the other Apollo-advised funds may make investments in securities where the prevailing trading activity may make impossible the receipt of the same price or execution on the entire volume of securities purchased or sold by us and such other Apollo-advised funds. When this occurs, the various prices may be averaged, and we will be charged or credited with the average price. Thus, the effect of the aggregation may operate on some occasions to our disadvantage. In addition, under certain circumstances, we may not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order.
It is possible that other Apollo-advised funds may make investments in the same or similar securities at different times and on different terms than we do. From time to time, we and the other Apollo-advised funds may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. Conflicts may also arise because portfolio decisions regarding us may benefit such other Apollo-advised funds. For example, the sale of a long position or establishment of a short position by us may impair the price of the same security sold short by (and therefore benefit) one or more Apollo-advised funds, and the purchase of a security or covering of a short position in a security by us may increase the price of the same security held by (and therefore benefit) one or more Apollo-advised funds. In these circumstances AIM and its affiliates will seek to resolve each conflict in a manner that is fair to the various clients involved in light of the totality of the circumstances. In some cases the resolution may not be in our best interests.
AGM and its clients may pursue or enforce rights with respect to an issuer in which we have invested, and those activities may have an adverse effect on us. As a result, prices, availability, liquidity and terms of our investments may be negatively impacted by the activities of AGM or its clients, and transactions for us may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.
Fees and Expenses
In the course of our investing activities, we pay management and incentive fees to AIM, and reimburse AIM for certain expenses it incurs. As a result, investors in our common stock invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in, among other things, a lower rate of return than one might achieve through direct investments. As a result of this arrangement, there may be times when the management team of AIM has interests that differ from those of our common stockholders, giving rise to a conflict.
AIM receives a quarterly incentive fee based, in part, on our pre-incentive fee income, if any, for the immediately preceding calendar quarter. This incentive fee will not be payable to AIM unless the pre-incentive net investment income exceeds the performance threshold. To the extent we or AIM are able to exert influence over our portfolio companies, the quarterly pre-incentive fee may provide AIM with an incentive to induce our portfolio companies to prepay interest or other obligations in certain circumstances.
Allocation of Expenses
We have entered into a royalty-free license agreement with AGM, pursuant to which AGM has agreed to grant us a non-exclusive license to use the name “Apollo.” Under the license agreement, we have the right to use the “Apollo” name for so long as AIM or one of its affiliates remains our investment adviser. In addition, we rent office space from AIA, an affiliate of AIM, and pay AIA our allocable portion of overhead and other expenses incurred by AIA in performing its obligations under the administration agreement, including our allocable portion of the cost of our Chief Financial Officer and Chief Compliance Officer and their respective staffs, which can create conflicts of interest that our Board of Directors must monitor.
In the past following periods of volatility in the market price of a company’s securities, securities class action litigation has, from time to time, been brought against that company.
If our stock price fluctuates significantly, we may be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

To the extent original issue discount (“OID”) and PIK interest constitute a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash representing such income.
Our investments may include OID and PIK interest arrangements, which represents contractual interest added to a loan balance and due at the end of such loan’s term. To the extent OID or PIK interest constitute a portion of our income, we are exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

•
The higher interest rates of OID and PIK instruments reflect the payment deferral and increased credit risk associated with these instruments, and OID and PIK instruments generally represent a significantly higher credit risk than coupon loans.

•	Even if the accounting conditions for income accrual are met, the borrower could still default when our actual collection is supposed to occur at the maturity of the obligation.

•
OID and PIK instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectibility of the deferred payments and the value of any associated collateral. OID and PIK income may also create uncertainty about the source of our cash distributions.

•
An election to defer PIK interest payments by adding them to loan principal increases our gross assets, thus increasing our investment adviser’s future base management fees, and increases future investment income, thus increasing our investment adviser’s future income incentive fees at a compounding rate.

•	Market prices of zero-coupon or PIK securities may be affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash.

•
For accounting purposes, any cash distributions to stockholders representing OID and PIK income are not treated as coming from paid-in capital, even if the cash to pay them comes from offering proceeds. As a result, despite the fact that a distribution representing OID and PIK income could be paid out of amounts invested by our stockholders, the 1940 Act does not require that stockholders be given notice of this fact by reporting it as a return of capital.

Changes in the laws or regulations governing our business or the businesses of our portfolio companies and any failure by us or our portfolio companies to comply with these laws or regulations, could negatively affect the profitability of our operations or of our portfolio companies.

We are subject to changing rules and regulations of federal and state governments, as well as the stock exchange on which our common stock is listed. These entities, including the Public Company Accounting Oversight Board, the SEC and the NASDAQ Global Select Market, have issued a significant number of new and increasingly complex requirements and regulations over the course of the last several years and continue to develop additional regulations. In particular, changes in the laws or regulations or the interpretations of the laws and regulations that govern BDCs, RICs or non-depository commercial lenders could significantly affect our operations and our cost of doing business. We are subject to federal, state and local laws and regulations and are subject to judicial and administrative decisions that affect our operations, including our loan originations, maximum interest rates, fees and other charges, disclosures to portfolio companies, the terms of secured transactions, collection and foreclosure procedures and other trade practices. If these laws, regulations or decisions change, or if we expand our business into jurisdictions that have adopted more stringent requirements than those in which we currently conduct business, we may have to incur significant expenses in order to comply, or we might have to restrict our operations. In addition, if we do not comply with applicable laws, regulations and decisions, we may lose licenses needed for the conduct of our business and be subject to civil fines and criminal penalties, any of which could have a material adverse effect upon our business, financial condition and results of operations.

Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

The Maryland General Corporation Law, our charter and our bylaws contain provisions that may discourage, delay or make more difficult a change in control or the removal of our directors. We are subject to Subtitle 6 of Title 3 of the Maryland General Corporate Law, the Maryland Business Combination Act, subject to any applicable requirements of the 1940 Act. Our Board of Directors has adopted a resolution exempting from the Business Combination Act any business combination between us and any other person, subject to prior approval of such business combination by our Board of Directors, including approval by a majority of our disinterested directors. If the resolution exempting business combinations is repealed or our Board of Directors does not approve a business combination, the Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer. We are subject to Subtitle 7 of Title 3 of the Maryland General Corporate Law, the

Maryland Control Share Acquisition Act. Our bylaws exempt from the Maryland Control Share Acquisition Act acquisitions of our common stock by any person. If we amend our bylaws to repeal the exemption from the Control Share Acquisition Act, the Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such an offer. We intend to give the SEC prior notice should our Board of Directors elect to amend our bylaws to repeal the exemption from the Control Share Acquisition Act.

We have also adopted other measures that may make it difficult for a third party to obtain control of us, including provisions of our charter classifying our Board of Directors in three classes serving staggered three-year terms, and provisions of our charter authorizing our Board of Directors to classify or reclassify shares of our stock in one or more classes or series, to cause the issuance of additional shares of our stock, and to amend our charter, without stockholder approval, to increase or decrease the number of shares of stock that we have authority to issue. These provisions, as well as other provisions of our charter and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders.

We may choose to pay dividends in our own common stock, in which case you may be required to pay federal income taxes in excess of the cash dividends you receive.

We may distribute taxable dividends that are payable in cash and shares of our common stock at the election of each stockholder. The Internal Revenue Service has issued private letter rulings on cash/stock dividends paid by RICs and real estate investment trusts where the cash component is limited to 20% of the total distribution if certain requirements are satisfied. Stockholders receiving such dividends will be required to include the full amount of the dividend (including the portion payable in stock) as ordinary income (or, in certain circumstances, long-term capital gain) to the extent of our current and accumulated earnings and profits for federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock. It is unclear whether and to what extent we will be able to pay taxable dividends in cash and common stock (whether pursuant to a private letter ruling or otherwise).

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or the subsequent testing by our independent registered public accounting firm (when undertaken, as noted below), may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors and lenders to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We may experience cyber security incidents and are subject to cyber security risks.

Our business operations rely upon secure information technology systems for data processing, storage and reporting. Despite careful security and controls design, implementation and updating, our information technology systems could become subject to cyber attacks. Cyber attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of service attacks on websites (i.e., efforts to make network services unavailable to intended users). Network, system, application and data breaches could result in operational disruptions or information misappropriation, which could have a material adverse effect on our business, results of operations and financial condition.

Cyber security failures or breaches by our investment adviser and other service providers (including, but not limited to, accountants, custodians, transfer agents and administrators), and the issuers of securities in which we invest, have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with our ability to calculate its net asset value, impediments to trading, the inability of our stockholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs.

In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future. While we have established a business continuity plan in the event of, and risk management systems to prevent, such cyber attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, we cannot control the cyber security plans and systems put in place by our service providers and issuers in which we invest. We and our stockholders could be negatively impacted as a result.

The failure in cyber security systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning could impair our ability to conduct business effectively.
The occurrence of a disaster such as a cyber attack, a natural catastrophe, an industrial accident, a terrorist attack or war, events unanticipated in our disaster recovery systems, or a support failure from external providers, could have an adverse effect on our ability to conduct business and on our results of operations and financial condition, particularly if those events affect our computer-based data processing, transmission, storage, and retrieval systems or destroy data. If a significant number of our managers were unavailable in the event of a disaster, our ability to effectively conduct our business could be severely compromised.
We depend heavily upon computer systems to perform necessary business functions. Despite our implementation of a variety of security measures, our computer systems could be subject to cyber attacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering. Like other companies, we may experience threats to our data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations, which could result in damage to our reputation, financial losses, litigation, increased costs, and/or regulatory penalties.
We are dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to pay dividends.
Our business is dependent on our and third parties’ communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in our activities. Our financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control and adversely affect our business. There could be:

•	sudden electrical or telecommunications outages;

•	natural disasters such as earthquakes, tornadoes and hurricanes;

•	disease pandemics;

•	events arising from local or larger scale political or social matters, including terrorist acts; and

•	cyber attacks.
These events, in turn, could have a material adverse effect on our operating results and negatively affect the market price of our common stock and our ability to pay dividends to our stockholders.
The effect of global climate change may impact the operations of our portfolio companies.
There is evidence of global climate change. Climate change creates physical and financial risk and some of our portfolio companies may be adversely affected by climate change. For example, the needs of customers of energy companies vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, energy use could increase or decrease depending on the duration and magnitude of any changes. Increased energy use due to weather changes may require additional investments by our portfolio companies engaged in the energy business in more pipelines and other infrastructure to serve increased demand. Increases in the cost of energy also could adversely affect the cost of operations of our portfolio companies if the use of energy products or services is material to their business. A decrease in energy use due to weather changes may affect some of our portfolio companies’ financial condition, through decreased revenues. Extreme weather conditions in general require more system backup, adding to costs, and can contribute to increased system stresses, including service interruptions. Energy companies could also be affected by the potential for lawsuits against or taxes or other regulatory costs imposed on greenhouse gas emitters, based on links drawn between greenhouse gas emissions and climate change.

Our investment adviser and administrator have the right to resign on 60 days’ notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our business, financial condition and results of operations.
Our investment adviser and administrator have the right, under our investment management agreement and administration agreement, respectively, to resign at any time upon not less than 60 days’ written notice, whether we have found a replacement or not. If our investment adviser or our administrator resigns, we may not be able to find a replacement or hire internal management or administration with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our business, financial condition and results of operations as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management and investment activities or our internal administration activities, as applicable, is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our investment adviser and its affiliates or our administrator and its affiliates. Even if we are able to retain comparable management or administration, whether internal or external, the integration of such management or administration and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our business, financial condition and results of operations.
Risks Relating to our Investments
Our investments in prospective portfolio companies are risky, and you could lose all or part of your investment.
Investment in middle-market companies is speculative and involves a number of significant risks including a high degree of risk of credit loss. Middle-market companies may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment. In addition, they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. Middle-market companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us. Middle-market companies also generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, directors and our investment adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies.
We invest primarily in secured and unsecured debt of private middle-market companies. We also may invest in equity and structured products, such as CLOs and CLNs. We may not realize gains from our equity investments.
Secured loans, which we define to include first lien and second lien debt, are the most senior form of indebtedness of an issuer and, due to the ability of the lender to sell the collateral to repay its loan in the event of default, the lender will likely experience more favorable recovery than more junior creditors in the event of the issuer defaults on its indebtedness.
Unsecured debt or loans, also referred to as mezzanine loans or subordinated debt are generally unsecured and junior to other indebtedness of the issuer. As a consequence, the holder of a mezzanine loan may lack adequate protection in the event the issuer becomes distressed or insolvent and will likely experience a lower recovery than more senior debtholders in the event the issuer defaults on its indebtedness. In addition, mezzanine loans of middle-market companies are often highly illiquid and in adverse market conditions may experience steep declines in valuation even if they are fully performing.
We may invest in debt and equity positions of structured products, such as CLOs and CLNs. A CLO is a form of securitization in which the cash flows of a portfolio of loans are pooled and passed on to different classes of owners in various tranches. A CLN is a synthetic obligation between two or more parties where the payment of principal and/or interest is based on the performance of some reference obligation. Credit-linked notes are created by embedding a credit default swap in a funded asset to form an investment whose credit risk and cash flow characteristics resemble those of a bond or loan. These credit-linked notes pay an enhanced coupon to the investor for taking on the added credit risk of the reference issuer. In addition to the credit risk of the reference entity and interest rate risk, the buyer/seller of credit-linked notes is subject to counterparty risk.

When we invest in unsecured and secured loans, we have acquired and may continue to acquire warrants or other equity securities as well. In addition, we may invest directly in the equity securities of portfolio companies. Our goal is ultimately to dispose of such equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.
Our investments in structured products may be riskier and less transparent to us and our stockholders than direct investments in the underlying companies.
We invest in structured products. Generally, there may be less information available to us regarding the underlying debt investments held by structured products than if we had invested directly in the debt of the underlying companies. As a result, our stockholders will not know the details of the underlying securities of the structured products in which we will invest. Our structured product investments will also be subject to the risk of leverage associated with the debt issued by such structured products and the repayment priority of senior debt holders in such structured products. Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.
Structured products typically will have no significant assets other than their underlying loans; payments on structured product investments are and will be payable solely from the cash flows from such loans.
Structured products typically will have no significant assets other than their underlying loans. Accordingly, payments on structured product investments are and will be payable solely from the cash flows from such loans, net of all management fees and other expenses. Payments to us as a holder of structured product investments are and will be met only after payments due on the senior notes (and, where appropriate, the junior secured notes) from time to time have been made in full. This means that relatively small numbers of defaults of loans may adversely impact our returns.
Our structured product investments are exposed to leveraged credit risk.
We may be in a subordinated position with respect to realized losses on loans underlying our investments in structured products. The leveraged nature of structured products, in particular, magnifies the adverse impact of loan defaults. Structured product investments represent a leveraged investment with respect to the underlying loans. Therefore, changes in the market value of the structured product investments could be greater than the change in the market value of the underlying loans, which are subject to credit, liquidity and interest rate risk.
There is the potential for interruption and deferral of cash flow from CLO investments.
If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to loan defaults, then cash flow that otherwise would have been available to pay distributions to us on our CLO investments may instead be used to redeem any senior notes or to purchase additional loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full. This could result in an elimination, reduction or deferral in the distribution and/or principal paid to the holders of the CLO investments, which would adversely impact our returns.
Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.
Our CLO investment strategy involves investments in foreign CLOs. Investing in foreign entities may expose us to additional risks not typically associated with investing in U.S. issuers. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Further, we, and the CLOs in which we invest, may have difficulty enforcing creditor’s rights in foreign jurisdictions. In addition, the underlying companies of the CLOs in which we invest may be foreign, which may create greater exposure for us to foreign economic developments.
The payment of underlying portfolio manager fees and other charges on CLO investments could adversely impact our returns.
We may invest in CLO investments where the underlying portfolio securities may be subject to management, administration and incentive or performance fees, in addition to those payable by us. Payment of such additional fees could adversely impact the returns we achieve.

The inability of a CLO collateral manager to reinvest the proceeds of the prepayment of loans may adversely affect us.
There can be no assurance that for any CLO investment, in the event that any of the loans of a CLO underlying such investment are prepaid, the CLO collateral manager will be able to reinvest such proceeds in new loans with equivalent investment returns. If the CLO collateral manager cannot reinvest in new loans with equivalent investment returns, the interest proceeds available to pay interest on the rated liabilities and investments may be adversely affected.
Our CLO investments are subject to prepayments and calls, increasing re-investment risk.
Our CLO investments and/or the underlying senior secured loans may be prepaid more quickly than expected, which could have an adverse impact on our value. Prepayment rates are influenced by changes in interest rates and a variety of economic, geographic and other factors beyond our control, and consequently cannot be predicted with certainty. In addition, for a CLO collateral manager there is often a strong incentive to refinance well performing portfolios once the senior tranches amortize. The yield to maturity of the investments will depend on the amount and timing of payments of principal on the loans and the price paid for the investments. Such yield may be adversely affected by a higher or lower than anticipated rate of prepayments of the debt.
Furthermore, our CLO investments generally do not contain optional call provisions, other than a call at the option of the holders of the equity tranches for the senior notes and the junior secured notes to be paid in full after the expiration of an initial period in the deal (referred to as the “non-call period”).
The exercise of the call option is by the relevant percentage (usually a majority) of the holders of the equity tranches and, therefore, where we do not hold the relevant percentage we will not be able to control the timing of the exercise of the call option. The equity tranches also generally have a call at any time based on certain tax event triggers. In any event, the call can only be exercised by the holders of equity tranches if they can demonstrate (in accordance with the detailed provisions in the transaction) that the senior notes and junior secured notes will be paid in full if the call is exercised.
Early prepayments and/or the exercise of a call option other than at our request may also give rise to increased re-investment risk with respect to certain investments, as we may realize excess cash earlier than expected. If we are unable to reinvest such cash in a new investment with an expected rate of return at least equal to that of the investment repaid, this may reduce our net income and, consequently, could have an adverse impact on our ability to pay dividends.
We have limited control of the administration and amendment of loans owned by the CLOs in which we invest.
We may not be able to directly enforce any rights and remedies in the event of a default of a loan held by a CLO vehicle. In addition, the terms and conditions of the senior secured loans underlying our CLO investments may be amended, modified or waived only by the agreement of the underlying lenders. Generally, any such agreement must include a majority or a super majority (measured by outstanding loans or commitments) or, in certain circumstances, a unanimous vote of the lenders. Consequently, the terms and conditions of the payment obligations arising from loans could be modified, amended or waived in a manner contrary to our preferences.
We have limited control of the administration and amendment of any CLO in which we invest.
The terms and conditions of target securities may be amended, modified or waived only by the agreement of the underlying security holders. Generally, any such agreement must include a majority or a super majority (measured by outstanding amounts) or, in certain circumstances, a unanimous vote of the security holders. Consequently, the terms and conditions of the payment obligation arising from the CLOs in which we invest be modified, amended or waived in a manner contrary to our preferences.
Loans of CLOs may be sold and replaced resulting in a loss to us.
The loans underlying our CLO investments may be sold and replacement collateral purchased within the parameters set out in the relevant CLO indenture between the CLO and the CLO trustee and those parameters may typically only be amended, modified or waived by the agreement of a majority of the holders of the senior notes and/or the junior secured notes and/or the equity tranche once the CLO has been established. If these transactions result in a net loss, the magnitude of the loss from the perspective of the equity tranche would be increased by the leveraged nature of the investment.

Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults on its payment obligations or fails to perform as we expect.
We expect that a majority of our portfolio of CLO investments will consist of equity and junior debt investments in CLOs, which involve a number of significant risks. CLOs are typically highly levered up to approximately 10 times, and therefore the junior debt and equity tranches that we will invest in are subject to a higher risk of total loss than the senior debt portion. In particular, investors in CLOs indirectly bear risks of the underlying debt investments held by such CLOs. We will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or the entities that sponsored the CLOs. Although it is difficult to predict whether the prices of indices and securities underlying CLOs will rise or fall, these prices, and therefore, the prices of the CLOs, will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally.
The investments we make in CLOs are thinly traded or have only a limited trading market. CLO investments are typically privately offered and sold, in the primary and secondary markets. As a result, investments in CLOs may be characterized as illiquid securities. In addition to the general risks associated with investing in debt securities, CLOs carry additional risks, including, but not limited to: (i) the possibility that distributions from the underlying loans will not be adequate to make interest or other payments; (ii) the quality of the underlying loans may decline in value or default; and (iii) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the CLO or unexpected investment results. Further, our investments in equity and junior debt tranches of CLOs are subordinate to the senior debt tranches thereof.
Investments in structured vehicles, including equity and junior debt instruments issued by CLOs, involve risks, including credit risk and market risk. Changes in interest rates and credit quality may cause significant price fluctuations. Additionally, changes in the underlying Senior Secured Loans held by a CLO may cause payments on the instruments we hold to be reduced, either temporarily or permanently. Structured investments, particularly the subordinated interests in which we invest, are less liquid than many other types of securities and may be more volatile than the Senior Secured Loans underlying the CLOs in which we invest.
Non-investment grade debt involves a greater risk of default and higher price volatility than investment grade debt.
The loans underlying our CLO investments typically are rated non-investment grade and, in limited circumstances, are unrated. Non-investment grade securities are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default and higher price volatility than investment grade debt.
We will have no influence on management of underlying investments managed by non-affiliated third party CLO collateral managers.
We are not responsible for and have no influence over the asset management of the portfolios underlying the CLO investments we hold as those portfolios are managed by non-affiliated third party CLO collateral managers. Similarly, we are not responsible for and have no influence over the day-to-day management, administration or any other aspect of the issuers of the individual securities. As a result, the values of the portfolios underlying our CLO investments could decrease as a result of decisions made by third party CLO collateral managers.
Our CLN investments are subject to counterparty risk, interest rate risk and credit risk.
Certain credit-linked notes also may be thinly traded or have a limited trading market. Credit-linked notes are typically privately offered and sold. Holders of credit-linked notes bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. Credit-linked notes are used to transfer credit risk. The performance of the notes is linked to the performance of some underlying reference obligation. The notes are usually issued by a special purpose vehicle (“SPV”) that sells credit protection through a credit default swap transaction in return for a premium and an obligation to pay the transaction sponsor should a reference entity experience a certain credit event or events, such as bankruptcy. The SPV invests the proceeds from the notes to cover its contingent payment obligation. Revenue from the investments and the money received as premium are used to pay interest to note holders. The main risk of credit-linked notes is the risk of the reference entity experiencing a credit event that triggers the contingent payment obligation. Should such an event occur, the SPV would have to pay the transaction sponsor and payments to the note holders would be subordinated.

Investments in the energy sector are subject to many risks.
We have made certain investments in and relating to the energy sector. The operations of energy companies are subject to many risks inherent in the transporting, processing, storing, distributing, mining or marketing of natural gas, natural gas liquids, crude oil, coal, refined petroleum products or other hydrocarbons, or in the exploring, managing or producing of such commodities, including, without limitation: damage to pipelines, storage tanks or related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters or by acts of terrorism, inadvertent damage from construction and farm equipment, leaks of natural gas, natural gas liquids, crude oil, refined petroleum products or other hydrocarbons, and fires and explosions. These risks could result in substantial losses due to personal injury or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage, and may result in the curtailment or suspension of their related operations, any and all of which could adversely affect our portfolio companies in the energy sector. In addition, the energy sector has experienced significant volatility at times, which may occur in the future, and which could negatively affect the returns on any investment made by the Company in this sector. In addition, valuation of certain investments includes the probability weighting of future events which are outside of management’s control. The final outcome of such events could increase or decrease the fair value of the investment in a future period.
Crude oil and natural gas prices are volatile. A substantial and/or extended decline in crude oil and natural gas prices could have a material adverse effect on some of our portfolio companies in the energy sector.
Crude oil and natural gas prices historically have been volatile and likely will continue to be volatile given current geopolitical conditions. The prices for crude oil and natural gas are subject to a variety of factors beyond our control, such as the domestic and foreign supply of crude oil and natural gas; consumer demand for crude oil and natural gas, and market expectations regarding supply and demand. These factors and the volatility of the energy markets make it extremely difficult to predict price movements. Accordingly, our portfolio companies in the energy sector is at risk for the volatility in crude oil and natural gas prices. A prolonged decline in crude oil and/or natural gas prices may have an adverse effect on our business, financial condition and/or operating results.
Cyclicality within the energy sector may adversely affect our business.
Industries within the energy sector are cyclical with fluctuations in commodity prices and demand for commodities driven by a variety of factors. The highly cyclical nature of the industries within the energy sector may lead to volatile changes in commodity prices, which may adversely affect the earnings of energy companies in which we may invest.
A prolonged continuation of depressed oil and natural gas prices could negatively impact the energy and power industry and energy-related investments within our investment portfolio.
A prolonged continuation of depressed oil and natural gas prices would adversely affect the credit quality and performance of certain of our debt and equity investments in energy and power and related companies. A decrease in credit quality and performance would, in turn, negatively affect the fair value of these investments, which would consequently negatively affect our net asset value. Should a prolonged period of depressed oil and natural gas prices occur, the ability of certain of our portfolio companies in the energy and power and related industries to satisfy financial or operating covenants imposed by us or other lenders may be adversely affected, which could, in turn, negatively impact their financial condition and their ability to satisfy their debt service and other obligations. Likewise, should a prolonged period of depressed oil and natural gas prices occur, it is possible that the cash flow and profit generating capacity of these portfolio companies could also be adversely affected thereby negatively impacting their ability to pay us dividends or distributions on our investments.
Commodities are subject to many risks that may adversely affect some of our portfolio companies.
The prices of commodities are subject to a variety of factors such as political and regulatory changes, seasonal variations, weather, technology and market conditions. These factors and the volatility of the commodities markets make it extremely difficult to predict price movements. Accordingly, the commodities industry has experienced significant volatility at times, which may occur in the future, and which could negatively affect the returns on any investment made by the Company in this industry.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.
Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our loans during these periods. Therefore, our non-performing assets may increase and the value of our portfolio may decrease during these periods if we are required to write down the values of our investments. Adverse economic conditions also may decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and harm our operating results.
A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize the portfolio company’s ability to meet its obligations under the debt that we hold. We may incur additional expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company.
Our portfolio companies may be highly leveraged and a covenant breach by our portfolio companies may harm our operating results.
Some of our portfolio companies may be highly leveraged, which may have adverse consequences to these companies and to us as an investor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies’ ability to finance their future operations and capital needs. As a result, these companies’ flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.
A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.
There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to, among other things, lender liability or fraudulent conveyance claims.
We could, in certain circumstances, become subject to potential liabilities that may exceed the value of our original investment in a portfolio company that experiences severe financial difficulties. For example, we may be adversely affected by laws related to, among other things, fraudulent conveyances, voidable preferences, lender liability, and the bankruptcy court’s discretionary power to disallow, subordinate or disenfranchise particular claims or re-characterize investments made in the form of debt as equity contributions.
If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a BDC or be precluded from investing according to our current business strategy.
As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. We believe that most of the investments that we may acquire in the future will constitute qualifying assets. However, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If we do not invest a sufficient portion of our assets in qualifying assets, we could be found to be in violation of the 1940 Act provisions applicable to BDCs, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making follow-on investments in existing portfolio companies (which could result in the dilution of our position) or could require us to dispose of investments at inappropriate times in order to come into compliance with the 1940 Act. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

Our portfolio contains a limited number of portfolio companies, which subjects us to a greater risk of significant loss if any of these companies defaults on its obligations under any of its debt securities.
A consequence of the limited number of investments in our portfolio is that the aggregate returns we realize may be significantly adversely affected if one or more of our significant portfolio company investments perform poorly or if we need to write down the value of any one significant investment. Beyond our income tax diversification requirements, we do not have fixed guidelines for diversification, and our portfolio could contain relatively few portfolio companies.
Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.
Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as “follow-on” investments, in order to: (1) increase or maintain in whole or in part our equity ownership percentage; (2) exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or (3) attempt to preserve or enhance the value of our investment.
We may elect not to make follow-on investments, may be constrained in our ability to employ available funds, or otherwise may lack sufficient funds to make those investments. We have the discretion to make any follow-on investments, subject to the availability of capital resources. The failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our concentration of risk, because we prefer other opportunities, or because we are inhibited by compliance with BDC requirements or the desire to maintain our tax status.
When we do not hold controlling equity interests in our portfolio companies, we may not be in a position to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies that could decrease the value of our investments.
We do not generally take controlling equity positions in our portfolio companies. To the extent that we do not hold a controlling equity interest in a portfolio company, we are subject to the risk that a portfolio company may make business decisions with which we disagree, and the stockholders and management of a portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity for the debt and equity investments that we typically hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company, and may therefore suffer a decrease in the value of our investments.
An investment strategy focused primarily on privately-held companies presents certain challenges, including the lack of available information about these companies, a dependence on the talents and efforts of only a few key portfolio company personnel and a greater vulnerability to economic downturns.
We have invested and will continue to invest primarily in privately-held companies. Generally, little public information exists about these companies, and we are required to rely on the ability of AIM’s investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies.
If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. Also, privately-held companies frequently have less diverse product lines and smaller market presence than public company competitors, which often are larger. These factors could affect our investment returns.
Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.
We have invested and intend to invest primarily in mezzanine and senior debt securities issued by our portfolio companies. The portfolio companies usually have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt securities in which we invest. By their terms, such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the debt securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt securities in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

In addition, we may not be in a position to control any portfolio company by investing in its debt securities. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors.
Our incentive fee may induce AIM to make certain investments, including speculative investments.
The incentive fee payable by us to AIM may create an incentive for AIM to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to AIM is determined, which is calculated separately in two components as a percentage of the net investment income (subject to a performance threshold) and as a percentage of the realized gain on invested capital, may encourage our investment adviser to use leverage to increase the return on our investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor the holders of our common stock, including investors in offerings of common stock, securities convertible into our common stock or warrants representing rights to purchase our common stock or securities convertible into our common stock. In addition, AIM receives the incentive fee based, in part, upon net capital gains realized on our investments. Unlike the portion of the incentive fee based on net investment income, there is no performance threshold applicable to the portion of the incentive fee based on net capital gains. As a result, AIM may have a tendency to invest more in investments that are likely to result in capital gains as compared to income producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.
The incentive fee payable by us to AIM also may create an incentive for AIM to invest on our behalf in instruments that have a deferred interest feature such as investments with PIK provisions. Under these investments, we would accrue the interest over the life of the investment but would typically not receive the cash income from the investment until the end of the term or upon the investment being called by the issuer. Our net investment income used to calculate the income portion of our incentive fee, however, includes accrued interest. For the time period between April 1, 2012 and September 30, 2016, the portion of the incentive fee that is attributable to deferred interest, such as PIK, will not be paid to AIM until Apollo Investment receives such interest in cash. Even though such portion of the incentive fee will be paid only when the accrued income is collected, the accrued income is capitalized and included in the calculation of the base management fee. The accrual of incentive fees shall be reversed if such interest is reversed in connection with any write-off or similar treatment of the investment. The payment of incentive fees to AIM is made on accruals of expected cash interest. If a portfolio company defaults on a loan, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible. Thus, while a portion of this incentive fee would be based on income that we have not yet received in cash and with respect to which we do not have a formal claw-back right against our investment adviser per se, the amount of accrued income to the extent written off in any period will reduce the income in the period in which such write-off was taken and thereby reduce such period’s incentive fee payment. However, even if a loan is put on non-accrual status, its capitalized interest will not be reversed and may continue to be included in the calculation of the base management fee based on an estimation of the loan’s fair value.
We may invest, to the extent permitted by law, in the securities and instruments of other investment companies, including private funds, and, to the extent we so invest, will bear our ratable share of any such investment company’s expenses, including management and performance fees. We will also remain obligated to pay management and incentive fees to AIM with respect to the assets invested in the securities and instruments of other investment companies. With respect to each of these investments, each of our common stockholders will bear his or her share of the management and incentive fee of AIM as well as indirectly bearing the management and performance fees and other expenses of any investment companies in which we invest.
We may be obligated to pay our investment adviser incentive compensation even if we incur a loss.
Our investment adviser is entitled to incentive compensation for each fiscal quarter in an amount equal to a percentage of the excess of our pre-incentive fee net investment income for that quarter (before deducting incentive compensation) above a performance threshold for that quarter. Accordingly, since the performance threshold is based on a percentage of our net asset value, decreases in our net asset value make it easier to achieve the performance threshold. Our pre-incentive fee net investment income for incentive compensation purposes excludes realized and unrealized capital losses or depreciation that we may incur in the fiscal quarter, even if such capital losses or depreciation result in a net loss on our statement of operations for that quarter. Thus, we may be required to pay AIM incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or we incur a net loss for that quarter. In addition, increases in interest rates may increase the amount of incentive fees we pay to our investment adviser even though our performance relative to the market has not increased.

Our investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.
Our investment strategy contemplates that a portion of our investments may be in securities of foreign companies. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. These risks are likely to be more pronounced for investments in companies located in emerging markets and particularly for middle-market companies in these economies.
Although most of our investments are denominated in U.S. dollars, our investments that are denominated in a foreign currency are subject to the risk that the value of a particular currency may change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. We may employ hedging techniques to minimize these risks, but we can offer no assurance that we will, in fact, hedge currency risk or, that if we do, such strategies will be effective.
Hedging transactions may expose us to additional risks.
If we engage in hedging transactions, we may expose ourselves to risks associated with such transactions. We may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions should increase. Moreover, it may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price. Our ability to engage in hedging transactions may also be adversely affected by recent rules adopted by the CFTC.
While we may enter into transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations. Our ability to engage in hedging transactions may also be adversely affected by recent rules adopted by the CFTC.
New market structure requirements applicable to derivatives could significantly increase the costs of utilizing over-the-counter (“OTC”) derivatives.
The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) enacted, and CFTC and the SEC have issued or proposed rules to implement, both broad new regulatory requirements and broad new structural requirements applicable to OTC derivative markets and, to a lesser extent, listed commodity futures (and futures options) markets.
These changes include, but are not limited to: requirements that many categories of the most liquid OTC derivatives (currently limited to specified interest rate swaps and index credit default swaps) be executed on qualifying, regulated exchanges and be submitted for clearing; real-time public and regulatory reporting of specified information regarding OTC derivative transactions; and enhanced documentation requirements and recordkeeping requirements. Margin requirements for uncleared OTC derivatives and position limits are also expected to be adopted by the CFTC and other regulators in the future.
While these changes are intended to mitigate systemic risk and to enhance transparency and execution quality in the OTC derivative markets, the impact of these changes is not known at this time. Furthermore, “financial end users,” such as us, that enter into OTC derivatives that are not cleared will, pending finalization of the applicable regulations, generally be required to provide margin to collateralize their obligations under such derivatives. Under current proposed rules, the level of margin that would be required to be collected in connection with uncleared OTC derivatives is in many cases substantially greater than the level currently required by market participants or clearinghouses.

These changes could significantly increase the costs to us of utilizing OTC derivatives, reduce the level of exposure that we are able to obtain (whether for risk management or investment purposes) through OTC derivatives, and reduce the amounts available to us to make non-derivative investments. These changes could also impair liquidity in certain OTC derivatives and adversely affect the quality of execution pricing that we are able to obtain, all of which could adversely impact our investment returns. Furthermore, the margin requirements for cleared and uncleared OTC derivatives may require that AIM, in order to maintain its relief from the CFTC’s CPO registration requirements, limit our ability to enter into hedging transactions or to obtain synthetic investment exposures, in either case adversely affecting our ability to mitigate risk.
Proposed position aggregation requirements may restrict the swap positions that AIM may enter into.
The Dodd-Frank Act significantly expanded the scope of the CFTC’s authority and obligation to require reporting of, and adopt limits on, the size of positions that market participants may own or control in commodity futures and futures options contracts and swaps. The Dodd-Frank Act also narrowed existing exemptions from such position limits for a broad range of risk management transactions.
In accordance with the requirements of the Dodd-Frank Act, the CFTC is required to establish speculative position limits on additional listed futures and options on physical commodities and economically equivalent OTC derivatives; position limits applicable to swaps that are economically equivalent to United States listed futures and futures options contracts, including contracts on non-physical commodities, such as rates, currencies, equities and credit default swaps; and aggregate position limits for a broad range of derivatives contracts based on the same underlying commodity, including swaps and futures and futures options contracts.
The full impact of these recent changes is not known at this time. Individually and collectively, these changes could increase our costs of maintaining positions in commodity futures and futures option contracts and swaps and reduce the level of exposure we are able to obtain (whether for risk management or investment purposes) through commodity futures and futures option contracts and swaps. These changes could also impair liquidity in certain swaps and adversely affect the quality of execution pricing that we are able to obtain, all of which could adversely impact our investment returns.
The effects of various environmental regulations may negatively affect the aviation industry and some of our portfolio companies.
The effects of various environmental regulations may negatively affect the airline industry. This may adversely affect some of our portfolio companies. Governmental regulations regarding aircraft and engine noise and emissions levels apply based on where the relevant aircraft is registered and operated. For example, jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with noise level standards. In addition to the current requirements, the United States and the International Civil Aviation Organization (“ICAO”) have adopted a new, more stringent set of standards for noise levels which applies to engines manufactured or certified on or after January 1, 2006. Currently, U.S. regulations would not require any phase-out of aircraft that qualify with the older standards applicable to engines manufactured or certified prior to January 1, 2006, but the European Union has established a framework for the imposition of operating limitations on aircraft that do not comply with the new standards and incorporated aviation-related emissions into the European Union’s Emissions Trading Scheme (“ETS”) beginning in 2012.
In addition to more stringent noise restrictions, the United States and other jurisdictions are beginning to impose more stringent limits on nitrogen oxide, carbon monoxide and carbon dioxide emissions from engines, consistent with current ICAO standards. Concerns over global warming also could result in more stringent limitations on the operation of aircraft.
European countries generally have relatively strict environmental regulations that can restrict operational flexibility and decrease aircraft productivity. The European Parliament has confirmed that all emissions from flights within the European Union are subject to the ETS requirement, even those emissions that are emitted outside of the European Union. The European Union suspended the enforcement of the ETS requirements for international flights outside of the European Union due to a proposal issued by the ICAO in October 2013 to develop a global program to reduce international aviation emissions, which would be enforced by 2020. In response to this, the European Commission has proposed to amend the ETS so that only flights or portions thereof that take place in European regional airspace are subject to the ETS requirements. The potential impact of ETS and the forthcoming ICAO requirements on costs have not been completely identified. Any of these regulations could limit the economic life of the aircraft and engines, reduce their value, limit our portfolio companies’ ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require our portfolio companies to make significant additional investments in the aircraft and engines to make them compliant. In addition, compliance with current or future regulations, taxes or duties imposed to deal with environmental concerns could cause our portfolio companies to incur higher costs, thereby generating lower net revenues and resulting in an adverse impact on the financial condition of such portfolio companies.

Risks Relating to our Debt Instruments
Our senior secured credit facility begins amortizing in April 2019 and any inability to renew, extend or replace the facility could adversely impact our liquidity and ability to find new investments or maintain distributions to our stockholders.
On April 24, 2015, the Company amended and restated its senior secured, multi-currency, revolving credit facility (the “Senior Secured Facility”). The amendment increased the lenders’ commitments to $1.31 billion, extended the final maturity date through April 24, 2020, and allows the Company to seek additional commitments from new and existing lenders in the future, up to an aggregate facility size not to exceed $1.965 billion. The Senior Secured Facility is secured by substantially all of the assets in Apollo Investment’s portfolio, including cash and cash equivalents. Commencing May 24, 2019, the Company is required to repay, in twelve consecutive monthly installments of equal size, the outstanding amount under the Senior Secured Facility as of April 24, 2019. In addition, the stated interest rate on the facility was changed from LIBOR plus 2.00% to a formula-based calculation based on a minimum borrowing base, resulting in a stated interest rate of either LIBOR plus 1.75% or LIBOR plus 2.00%. As of March 31, 2016, the stated interest rate on the facility was LIBOR plus 2.00%. The Company is required to pay a commitment fee of 0.375% per annum on any unused portion of the Senior Secured Facility and participation and fronting fees totaling 2.25% per annum on the letters of credit issued.
There can be no assurance that we will be able to renew, extend or replace the Senior Secured Facility upon the termination of the lenders’ obligations to make new loans or the Senior Secured Facility’s final maturity on terms that are favorable to us, if at all. Our ability to renew, extend or replace the Senior Secured Facility will be constrained by then-current economic conditions affecting the credit markets. In the event that we are not able to renew, extend or replace the Senior Secured Facility at the time of the termination of the lenders’ obligations to make new loans or the Senior Secured Facility’s final maturity, this could have a material adverse effect on our liquidity and ability to fund new investments, our ability to make distributions to our stockholders and our ability to qualify as a RIC.
Our senior secured notes and unsecured notes have maturity dates over the course of the next several years, and any inability to replace or repay our senior secured notes or unsecured notes could adversely impact our liquidity and ability to fund new investments or maintain distributions to our stockholders.
On September 29, 2011, the Company closed a private offering of $45 million aggregate principal amount of senior secured notes consisting of two series: $29 million aggregate principal amount of 5.875% Senior Secured Notes, Series A, due September 29, 2016 (the “Series A Notes”); and $16 million aggregate principal amount of 6.250% Senior Secured Notes, Series B, due September 29, 2018 (the “Series B Notes”).
On October 9, 2012, the Company issued $150 million aggregate principal amount of 6.625% senior unsecured notes due October 15, 2042 (the “2042 Notes”). On June 17, 2013, the Company issued $135 million aggregate principal amount of 6.875% senior unsecured notes due July 15, 2043 (the “2043 Notes”). On June 24, 2013, an additional $15 million aggregate principal amount of the 2043 Notes was issued pursuant to the underwriters’ over-allotment option exercise. On March 3, 2015, the Company issued $350 million aggregate principal amount of 5.250% senior unsecured notes due March 3, 2025 (the “2025 Notes”).
There can be no assurance that we will be able to replace the Series A Notes, the Series B Notes, the 2042 Notes, the 2043 Notes or the 2025 Notes upon their maturity on terms that are favorable to us, if at all. Our ability to replace the Series A Notes, the Series B Notes, the 2042 Notes, the 2043 Notes or the 2025 Notes will be constrained by then-current economic conditions affecting the credit markets. In the event that we are not able to replace or repay the Series A Notes, the Series B Notes, the 2042 Notes, the 2043 Notes or the 2025 Notes at the time of their maturity, this could have a material adverse effect on our liquidity and ability to fund new investments, our ability to make distributions to our stockholders and our ability to qualify as a RIC.

The trading market or market value of our debt securities may fluctuate.
Our publicly issued debt securities may or may not have an established trading market. We cannot assure you that a trading market for debt securities will ever develop or be maintained if developed. In addition to our creditworthiness, many factors may materially adversely affect the trading market for, and market value of, debt securities we may issue. These factors include, but are not limited to, the following:

•	the time remaining to the maturity of these debt securities;

•	the outstanding principal amount of debt securities with terms identical to these debt securities;

•	the ratings assigned by national statistical ratings agencies;

•	the general economic environment;

•	the supply of debt securities trading in the secondary market, if any;

•	the redemption or repayment features, if any, of these debt securities;

•	the level, direction and volatility of market interest rates generally; and

•	market rates of interest higher or lower than rates borne by the debt securities.
You should also be aware that there may be a limited number of buyers if and when you decide to sell your debt securities. This too may materially adversely affect the market value of the debt securities or the trading market for the debt securities
Terms relating to redemption may materially adversely affect your return on any debt securities that we may issue.
If our noteholders’ debt securities are redeemable at our option, we may choose to redeem your debt securities at times when prevailing interest rates are lower than the interest rate paid on your debt securities. In addition, if our noteholders’ debt securities are subject to mandatory redemption, we may be required to redeem such debt securities also at times when prevailing interest rates are lower than the interest rate paid on such debt securities. In this circumstance, a noteholder may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the debt securities being redeemed.
Our credit ratings may not reflect all risks of an investment in our debt securities.
Our credit ratings are an assessment by third parties of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of our debt securities. Our credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors discussed above on the market value of or trading market for the publicly issued debt securities.
Risks Relating to Issuance of our Preferred Stock
An investment in our preferred stock should not constitute a complete investment program.
If we issue preferred stock, the net asset value and market value of our common stock may become more volatile.
We cannot assure you that the issuance of preferred stock would result in a higher yield or return to the holders of the common stock. The issuance of preferred stock would likely cause the net asset value and market value of the common stock to become more volatile. If the dividend rate on the preferred stock were to approach the net rate of return on our investment portfolio, the benefit of leverage to the holders of the common stock would be reduced. If the dividend rate on the preferred stock were to exceed the net rate of return on our portfolio, the leverage would result in a lower rate of return to the holders of common stock than if we had not issued preferred stock. Any decline in the net asset value of our investments would be borne entirely by the holders of common stock. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in net asset value to the holders of common stock than if we were not leveraged through the issuance of preferred stock. This greater net asset value decrease would also tend to cause a greater decline in the market price for the common stock.

We might be in danger of failing to maintain the required asset coverage of the preferred stock or of losing our ratings on the preferred stock or, in an extreme case, our current investment income might not be sufficient to meet the dividend requirements on the preferred stock. In order to counteract such an event, we might need to liquidate investments in order to fund a redemption of some or all of the preferred stock. In addition, we would pay (and the holders of common stock would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred stock, including higher advisory fees if our total return exceeds the dividend rate on the preferred stock. Holders of preferred stock may have different interests than holders of common stock and may at times have disproportionate influence over our affairs.
The issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our common stock by making an investment in the common stock less attractive. In addition, the dividends on any preferred stock we issue must be cumulative. Payment of dividends and repayment of the liquidation preference of preferred stock must take preference over any dividends or other payments to our common stockholders, and holders of preferred stock are not subject to any of our expenses or losses and are not entitled to participate in any income or appreciation in excess of their stated preference (other than convertible preferred stock that converts into common stock). In addition, under the 1940 Act, preferred stock constitutes a “senior security” for purposes of the 200% asset coverage test.
Holders of any preferred stock we might issue would have the right to elect members of the Board of Directors and class voting rights on certain matters.
Holders of any preferred stock we might issue, voting separately as a single class, would have the right to elect two members of the Board of Directors at all times and in the event dividends become two full years in arrears would have the right to elect a majority of the directors until such arrearage is completely eliminated. In addition, preferred stockholders have class voting rights on certain matters, including changes in fundamental investment restrictions and conversion to open-end status, and accordingly can veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our common stock and preferred stock, both by the 1940 Act and by requirements imposed by rating agencies or the terms of our credit facilities, might impair our ability to maintain our qualification as a RIC for federal income tax purposes. While we would intend to redeem our preferred stock to the extent necessary to enable us to distribute our income as required to maintain our qualification as a RIC, there can be no assurance that such actions could be effected in time to meet the tax requirements.
Risks Relating to an Investment in our Common Stock
Investing in our securities involves a high degree of risk and is highly speculative.
The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive, therefore, an investment in our securities may not be suitable for someone with a low risk tolerance.
There is a risk that investors in our equity securities may not receive distributions or that our distributions may not grow over time and that investors in our debt securities may not receive all of the interest income to which they are entitled.
We intend to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to us as a BDC, we may in the future be limited in our ability to make distributions. Also, our revolving credit facility may limit our ability to declare dividends if we default under certain provisions or fail to satisfy certain other conditions. If we do not distribute a certain percentage of our income annually, we will suffer adverse tax consequences, including possible loss of the tax benefits available to us as a RIC. In addition, in accordance with U.S. generally accepted accounting principles and tax regulations, we include in income certain amounts that we have not yet received in cash, such as contractual payment-in-kind interest, which represents contractual interest added to the loan balance that becomes due at the end of the loan term, or the accrual of original issue or market discount. Since we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirement to distribute at least 90% of our investment company taxable income to obtain tax benefits as a RIC.
We will be subject to a 4% non-deductible federal excise tax on certain undistributed income of RICs unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years. We will not be subject to excise taxes on amounts on which we are required to pay corporate income taxes (such as retained net capital gains). Finally, if more stockholders opt to receive cash distributions rather than participate in our dividend reinvestment plan, we may be forced to liquidate some of our investments and raise cash in order to make cash distribution payments.

Our shares may trade at discounts from net asset value or at premiums that are unsustainable over the long term.
Shares of business development companies may trade at a market price that is less than the net asset value that is attributable to those shares. This characteristic of closed-end investment companies is separate and distinct from the risk that our net asset value per share may decline. The possibility that our shares of common stock will trade at a discount from net asset value or at a premium that is unsustainable over the long term are separate and distinct from the risk that our net asset value will decrease. It is not possible to predict whether shares will trade at, above, or below net asset value.
Investigations and reviews of Apollo affiliates’ use of placement agents could harm Apollo Investment’s reputation, depress its stock price or have other negative consequences.
While Apollo Investment has not, to date, raised any funds through the use of placement agents (other than through the ordinary course engagement of underwriters, from time to time, in connection with the public offering of Apollo Investment’s securities), affiliates of AIM sometimes use placement agents to assist in marketing certain of the investment funds that they manage. Various state attorneys general and federal and state agencies have initiated industry-wide investigations into the use of placement agents in connection with the solicitation of investments, particularly with respect to investments by public pension funds. Certain affiliates of AGM have received subpoenas and other requests for information from various government regulatory agencies and investors in AGM’s funds, seeking information regarding the use of placement agents. On October 14, 2009, the California Public Employees’ Retirement System (“CalPERS”), one of AGM’s strategic investors, announced that it had initiated a special review of placement agents and related issues. The report of the CalPERS special review was issued on March 14, 2011. That report does not allege any wrongdoing on the part of AGM or its affiliates. AGM is continuing to cooperate with all such investigations and other revisions. In addition, on May 6, 2010, the California Attorney General filed a civil complaint against Alfred Villalobos and his company, Arvco Capital Research, LLC (“Arvco”), a placement agent that AGM had used, and Federico Buenrostro Jr., the former CEO of CalPERS, alleging conduct in violation of certain California laws in connection with CalPERS’ purchase of securities in various funds managed by AGM and another asset manager. No AGM entity is a party to the civil lawsuit, nor does the lawsuit allege any misconduct on the part of Apollo Investment, AIM or AGM. Likewise, on April 23, 2012, the SEC filed a lawsuit alleging securities fraud on the part of Arvco, as well as Messrs. Buenrostro and Villalobos, in connection with their activities concerning certain CalPERS investments in funds managed by AGM. This lawsuit also does not allege wrongdoing on the part of AGM, and in fact alleges that AGM was defrauded by Arvco, Villalobos, and Buenrostro. In January 2016, the court dismissed all claims against Mr. Villalobos due to his death and thereafter entered final judgments as to the remaining defendants pursuant to those defendants’ consent to the entry of judgment against them. On March 14, 2013, the United States Department of Justice unsealed an indictment against Messrs. Villalobos and Buenrostro alleging, among other crimes, fraud in connection with those same activities; again, AGM is not accused of any wrongdoing and in fact is alleged to have been defrauded by the defendants. The criminal action was set for trial in a San Francisco federal court in July 2014, but was put on hold after Mr. Buenrostro pleaded guilty on July 11, 2014. As part of Mr. Buenrostro’s plea agreement, he admitted to taking cash and other bribes from Mr. Villalobos in exchange for several improprieties, including attempting to influence CalPERS’ investing decisions and improperly preparing disclosure letters to satisfy AGM’s requirements. There is no suggestion that AGM was aware that Mr. Buenrostro had signed the letters with a corrupt motive. The government has indicated that they will file new charges against Mr. Villalobos incorporating Mr. Buenrostro’s admissions. On August 7, 2014, the government filed a superseding indictment against Mr. Villalobos asserting additional charges. The trial was scheduled for February 23, 2015, but Mr. Villalobos passed away on January 13, 2015. Additionally, on April 15, 2013, Mr. Villalobos, Arvco and related entities (the “Arvco Debtors”) brought a civil action in the United States Bankruptcy Court for the District of Nevada (the “Bankruptcy Court”) against AGM. The action is related to the ongoing bankruptcy proceedings of the Arvco Debtors. This action alleges that Arvco served as a placement agent for AGM in connection with several funds associated with AGM, and seeks to recover purported fees the Arvco Debtors claim AGM has not paid them for a portion of placement agent services. In addition, the Arvco Debtors allege that AGM has interfered with the Arvco Debtors’ commercial relationships with third parties, purportedly causing the Arvco Debtors to lose business and to incur fees and expenses in the defense of various investigations and litigations. The Arvco Debtors also seek compensation from AGM for these alleged lost profits and fees and expenses. The Arvco Debtors’ complaint asserts various theories of recovery under the Bankruptcy Code and common law. AGM denies the merit of all of the Arvco Debtors’ claims and will vigorously contest them. The Bankruptcy Court has stayed this action pending the result in the criminal case against Mr. Villalobos. AGM has moved to dismiss the first amended complaint. The motion is pending. For these reasons, no estimate of possible loss, if any, can be made at this time.

The market price of our securities may fluctuate significantly.
The market price and liquidity of the market for our securities may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•
volatility in the market price and trading volume of securities of business development companies or other companies in our sector, which are not necessarily related to the operating performance of these companies;

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or business development companies;

•	the inclusion or exclusion of our common stock from certain indices;

•	changes in law, regulatory policies or tax guidelines, or interpretations thereof, particularly with respect to RICs or BDCs;

•	loss of RIC status;

•	changes in earnings or variations in operating results;

•	changes in the value of our portfolio of investments;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

•	departure of AIM’s key personnel;

•	operating performance of companies comparable to us;

•	short-selling pressure with respect to shares of our common stock or BDCs generally;

•	uncertainty surrounding the strength of the U.S. economic recovery;

•	concerns regarding volatility in the Chinese stock market and Chinese currency;

•	concerns regarding continued volatility of oil prices;

•	general economic trends and other external factors; and

•	loss of a major funding source.
We may be unable to invest the net proceeds raised from offerings on acceptable terms, which would harm our financial condition and operating results.
Until we identify new investment opportunities, we intend to either invest the net proceeds of future offerings in interest-bearing deposits or other short-term instruments or use the net proceeds from such offerings to reduce then-outstanding obligations under our credit facility. We cannot assure you that we will be able to find enough appropriate investments that meet our investment criteria or that any investment we complete using the proceeds from an offering will produce a sufficient return.
Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.
Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. If this occurs and continues, it could impair our ability to raise additional capital through the sale of securities should we desire to do so.
If you do not fully exercise your subscription rights in any rights offering of our common stock, your interest in us may be diluted and, if the subscription price is less than our net asset value per share, you may experience an immediate dilution of the aggregate net asset value of your shares.
In the event we issue subscription rights to acquire shares of our common stock, stockholders who do not fully exercise their subscription rights should expect that they will, at the completion of the rights offering, own a smaller proportional interest in us than would be the case if they fully exercised their rights. In addition, if the subscription price is less than the net asset value per share of our common stock, a stockholder who does not fully exercise its subscription rights may experience an immediate dilution of the aggregate net asset value of its shares as a result of the offering. We would not be able to state the amount of any such dilution prior to knowing the results of the offering. Such dilution could be substantial.

Stockholders may experience dilution in their ownership percentage if they do not participate in our dividend reinvestment plan.
All distributions declared in cash payable to stockholders that are participants in our dividend reinvestment plan are generally automatically reinvested in shares of our common stock. As a result, stockholders that do not participate in the dividend reinvestment plan may experience dilution over time. stockholders who do not elect to receive distributions in shares of common stock may experience accretion to the net asset value of their shares if our shares are trading at a premium and dilution if our shares are trading at a discount. The level of accretion or discount would depend on various factors, including the proportion of our stockholders who participate in the plan, the level of premium or discount at which our shares are trading and the amount of the distribution payable to a stockholder.

USE OF PROCEEDS
Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds from selling securities pursuant to this prospectus for general corporate purposes, which include investing in portfolio companies in accordance with our investment objective and strategies and repaying indebtedness incurred under our senior credit facility. We anticipate that substantially all of the net proceeds of an offering of securities pursuant to this prospectus will be used within two years, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. Our portfolio is comprised primarily of investments in debt, including secured and unsecured debt of private middle market companies that, in the case of senior secured loans, generally are not broadly syndicated and whose aggregate tranche size is typically less than $250 million. Our portfolio also includes equity interests such as common stock, preferred stock, warrants or options. Pending our investments in new debt investments, we plan to invest a portion of the net proceeds from an offering in cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the date of investment, to reduce then-outstanding obligations under our debt instruments, or for other general corporate purposes. The management fee payable by us will not be reduced while our assets are invested in such securities. See “Regulation—Temporary investments” for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective. The supplement to this prospectus relating to an offering will more fully identify the use of the proceeds from such offering.

DISTRIBUTIONS
We intend to continue to pay dividends or make other distributions on a quarterly basis to our stockholders. Our quarterly distributions, if any, will be determined by our board of directors. We expect that our distributions to stockholders generally will be from accumulated net investment income and from cumulative net realized capital gains, as applicable, although a portion may represent a return of capital.
We have elected to be taxed as a RIC under Subchapter M of the Code. To maintain our RIC status, we must distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, out of the assets legally available for distribution. In addition, although we currently intend to distribute realized net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually, out of the assets legally available for such distributions, we may in the future decide to retain such capital gains for investment. In addition, we have substantial net capital loss carryforwards and consequently do not expect to generate cumulative net capital gains in the foreseeable future.
We maintain an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we declare a distribution, then stockholders’ cash dividends will be automatically reinvested in additional shares of our common stock, unless they specifically “opt out” of the dividend reinvestment plan so as to receive cash dividends.
We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time. In addition, due to the asset coverage test applicable to us as a business development company, we may in the future be limited in our ability to make distributions. Also, our revolving credit facility may limit our ability to declare dividends if we default under certain provisions or fail to satisfy certain other conditions. If we do not distribute a certain percentage of our income annually, we may suffer adverse tax consequences, including possible loss of the tax benefits available to us as a regulated investment company. In addition, in accordance with U.S. generally accepted accounting principles and tax regulations, we include in income certain amounts that we have not yet received in cash, such as contractual PIK interest, which represents contractual interest added to the loan balance that becomes due at the end of the loan term, or the accrual of original issue or market discount. Since we may recognize income before or without receiving cash representing such income, we may not be able to meet the requirement to distribute at least 90% of our investment company taxable income to obtain tax benefits as a regulated investment company.
With respect to the distributions to stockholders, income from origination, structuring, closing, commitment and other upfront fees associated with investments in portfolio companies is treated as taxable income and accordingly, distributed to stockholders.
All distributions declared in cash payable to stockholders that are participants in our dividend reinvestment plan are generally automatically reinvested in shares of our common stock. As a result, stockholders that do not participate in the dividend reinvestment plan may experience dilution over time. Stockholders who do not elect to receive distributions in shares of common stock may experience accretion to the net asset value of their shares if our shares are trading at a premium and dilution if our shares are trading at a discount. The level of accretion or discount would depend on various factors, including the proportion of our stockholders who participate in the plan, the level of premium or discount at which our shares are trading and the amount of the distribution payable to a stockholder.

The following table lists the quarterly distributions per share from our common stock for the past two fiscal years and the current fiscal year.

Record Dates	Payment Dates	Distribution Amount Per Share
Year Ended March 31, 2017
12/21/2016	1/5/2017	$0.15
9/21/2016	10/5/2016	$ 0.15
6/21/2016	7/6/2016	$ 0.20
Year Ended March 31, 2016
3/21/2016	4/6/2016	$ 0.20
12/21/2015	1/5/2016	$ 0.20
9/21/2015	10/6/2015	$ 0.20
6/19/2015	7/6/2015	$ 0.20
Year Ended March 31, 2015
3/20/2015	4/6/2015	$ 0.20
12/19/2014	1/5/2015	$ 0.20
9/19/2014	10/6/2014	$ 0.20
6/20/2014	7/7/2014	$ 0.20

SELECTED FINANCIAL DATA
The following selected financial and other data for the fiscal years ended March 31, 2016, 2015, 2014, 2013 and 2012 are derived from our financial statements which have been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm.
This selected financial data should be read in conjunction with our financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended March 31,
	2016	2015	2014	2013	2012
Summary of Operations
Total investment income	$379,745	433,631	381,346	331,994	357,584
Net expenses	186,488	205,658	180,098	164,634	184,842
Net investment income	193,257	227,973	201,248	167,360	172,742
Net realized and change in unrealized gains (losses)	(237,783)	(152,551)	69,624	(62,889)	(259,006)
Net increase (decrease) in net assets resulting from operations	(44,526)	75,422	270,872	104,471	(86,264)
Per Share Data
Net asset value	$7.28	$8.18	$8.67	$8.27	$8.55
Net investment income	0.83	0.96	0.91	0.83	0.88
Earnings (loss) per share (Basic)	(0.19)	0.32	1.21	0.51	(0.44)
Earnings (loss) per share (Diluted) (2)	(0.19)	0.32	1.18	0.51	(0.44)
Distributions declared	0.80	0.8	0.8	0.8	1.04
Balance Sheet Data
Total assets	$3,093,287	$3,560,891	$3,641,951	$2,944,312	$2,775,263
Total debt outstanding	1,312,960	1,498,759	1,372,261	1,156,067	1,009,337
Net assets	1,645,581	1,937,608	2,051,611	1,677,389	1,685,231
Other Data
Total return (1)	(17.53)%	1.86%	9.40%	28.24%	(32.40)%
Number of portfolio companies at year end	89	105	111	81	62
Total portfolio investments for the year	$1,088,517	2,211,081	2,816,149	1,537,366	1,480,508
Investment sales and repayments for the year	$1,338,689	2,250,782	2,322,189	1,337,431	1,634,520
Weighted average yield on debt portfolio at year end	11.00%	11.2%	11.1%	11.9%	11.9%
Weighted average shares outstanding (Basic)	232,555,815	236,741,351	222,800,255	202,875,329	196,583,804
Weighted average shares outstanding (Diluted) (2)	232,555,815	236,741,351	237,348,355	202,875,329	196,583,804

(1)	Total return is based on the change in market price per share and takes into account dividends and distributions, if any, reinvested in accordance with our dividend reinvestment plan.

(2)
In applying the if-converted method, conversion is not assumed for purposes of computing diluted EPS if the effect would be anti-dilutive. For the years ended March 31, 2016, 2015, 2013 and 2012, anti-dilution would total $0.04, $0.02, $0.02 and $0.08, respectively.

FORWARD-LOOKING STATEMENTS
Some of the statements in this prospectus constitute forward-looking statements, which relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus involve risks and uncertainties, including statements as to:

•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	the impact of investments that we expect to make;

•	our contractual arrangements and relationships with third parties;

•	the dependence of our future success on the general economy and its impact on the industries in which we invest;

•	the ability of our portfolio companies to achieve their objectives;

•	our expected financings and investments;

•	the adequacy of our cash resources and working capital; and

•	the timing of cash flows, if any, from the operations of our portfolio companies.
We generally use words such as “anticipates,” “believes,” “expects,” “intends” and similar expressions to identify forward-looking statements. Our actual results could differ materially from those projected in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus.
We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, we have a general obligation to update to reflect material changes in our disclosures and you are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion should be read in conjunction with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under “Risk Factors” and “Forward-Looking Statements” appearing elsewhere in this prospectus.

Overview
Apollo Investment Corporation (the “Company,” “Apollo Investment,” “AIC,” “we,” “us,” or “our”) was incorporated under the Maryland General Corporation Law in February 2004. We have elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). As such, we are required to comply with certain regulatory requirements. For instance, we generally have to invest at least 70% of our total assets in “qualifying assets,” including securities of private or thinly traded public U.S. companies, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less. In addition, for federal income tax purposes we have elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Pursuant to this election and assuming we qualify as a RIC, we generally do not have to pay corporate-level federal income taxes on any income we distribute to our stockholders. We commenced operations on April 8, 2004 upon completion of our initial public offering that raised $870 million in net proceeds from selling 62 million shares of common stock at a price of $15.00 per share. Since then, and through March 31, 2016, we have raised approximately $2.21 billion in net proceeds from additional offerings of common stock and we have repurchased common stock for $62.4 million.
Apollo Investment Management, L.P. (the “investment adviser” or “AIM”) is our investment adviser and a wholly-owned subsidiary of Apollo Global Management, LLC (“AGM”). The investment adviser, subject to the overall supervision of our Board of Directors, manages the day-to-day operations of, and provides investment advisory services to the Company. AGM and other affiliates manage other funds that may have investment mandates that are similar, in whole or in part, with ours. AIM and its affiliates may determine that an investment is appropriate both for us and for one or more of those other funds. In such event, depending on the availability of such investment and other appropriate factors, AIM may determine that we should invest on a side-by-side basis with one or more other funds. We make all such investments subject to compliance with applicable regulations and interpretations, and our allocation procedures. Certain types of negotiated co-investments may be made only in accordance with the terms of the exemptive order we received from the SEC permitting us to do so.
Apollo Investment Administration, LLC (the administrator or “AIA”), an affiliate of AGM, provides, among other things, administrative services and facilities for the Company. In addition to furnishing us with office facilities, equipment, and clerical, bookkeeping and recordkeeping services, AIA also oversees our financial records as well as prepares our reports to stockholders and reports filed with the SEC. AIA also performs the calculation and publication of our net asset value, the payment of our expenses and oversees the performance of various third-party service providers and the preparation and filing of our tax returns. Furthermore, AIA provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance.
Investments
Our investment objective is to generate current income and capital appreciation. We invest primarily in various forms of debt investments, including secured and unsecured debt, loan investments, and/or equity in private middle-market companies. We may also invest in the securities of public companies and in structured products and other investments such as collateralized loan obligations (“CLOs”) and credit-linked notes (“CLNs”). Our portfolio is comprised primarily of investments in debt, including secured and unsecured debt of private middle-market companies that, in the case of senior secured loans, generally are not broadly syndicated and whose aggregate tranche size is typically less than $250 million. Our portfolio also includes equity interests such as common stock, preferred stock, warrants or options.
Our level of investment activity can and does vary substantially from period to period depending on many factors, including the amount of debt and equity capital available to middle-market companies, the level of merger and acquisition activity for such companies, the general economic environment, and the competitive environment for the types of investments we make. As a BDC, we must not acquire any assets other than “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets (with certain limited exceptions).
Revenue
We generate revenue primarily in the form of interest and dividend income from the securities we hold and capital gains, if any, on investment securities that we may acquire in portfolio companies. Our debt investments, whether in the form of mezzanine or senior secured loans, generally have a stated term of five to ten years and bear interest at a fixed rate or a floating rate usually determined on the basis of a benchmark, such as the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate (“EURIBOR”), the federal funds rate or the prime rate. Interest on debt securities is generally payable quarterly or semiannually and while U.S. subordinated debt and corporate notes typically accrue interest at fixed rates, some of our investments may include zero coupon and/or step-up bonds that accrue income on a constant yield to call or maturity basis. In addition, some of our investments provide for payment-in-kind (“PIK”) interest or dividends. Such amounts of accrued PIK interest or dividends are added to the cost of the investment on the respective capitalization dates and generally become due at maturity of the investment or upon the investment being called by the issuer. We may also generate revenue in the form of commitment, origination, structuring fees, fees for providing managerial assistance and, if applicable, consulting fees, etc.
Expenses
For all investment professionals of AIM and their staff, when and to the extent engaged in providing investment advisory and management services to us, the compensation and routine overhead expenses of that personnel which is allocable to those services are provided and paid for by AIM. We bear all other costs and expenses of our operations and transactions, including those relating to:

•	investment advisory and management fees;

•
expenses incurred by AIM payable to third parties, including agents, consultants or other advisors, in monitoring our financial and legal affairs and in monitoring our investments and performing due diligence on our prospective portfolio companies;

•	calculation of our net asset value (including the cost and expenses of any independent valuation firm);

•	direct costs and expenses of administration, including independent registered public accounting and legal costs;

•	costs of preparing and filing reports or other documents with the SEC;

•	interest payable on debt, if any, incurred to finance our investments;

•	offerings of our common stock and other securities;

•	registration and listing fees;

•	fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, evaluating and making investments;

•	transfer agent and custodial fees;

•	taxes;

•	independent directors’ fees and expenses;

•	marketing and distribution-related expenses;

•	the costs of any reports, proxy statements or other notices to stockholders, including printing and postage costs;

•	our allocable portion of the fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums;

•	organizational costs; and

•
all other expenses incurred by us or the administrator in connection with administering our business, such as our allocable portion of overhead under the administration agreement, including rent and our allocable portion of the cost of our Chief Financial Officer, Chief Compliance Officer and their respective staffs.

We expect our general and administrative operating expenses related to our ongoing operations to increase moderately in dollar terms. During periods of asset growth, we generally expect our general and administrative operating expenses to decline as a percentage of our total assets and increase during periods of asset declines. Incentive fees, interest expense and costs relating to future offerings of securities, among others, may also increase or reduce overall operating expenses based on portfolio performance, interest rate benchmarks, and offerings of our securities relative to comparative periods, among other factors.

Portfolio and Investment Activity
Our portfolio and investment activity during the years ended March 31, 2016 and March 31, 2015 was as follows:

	Year Ended March 31,
(in millions)*	2016	2015
Investments made in portfolio companies	$1,088.5	$2,211.1
Investments sold	(738.4)	(1,406.9)
Net activity before repaid investments	350.1	804.1
Investments repaid	(600.3)	(843.8)
Net investment activity	$(250.2)	$(39.7)

Portfolio companies at beginning of period	105	111
Number of new portfolio companies	22	60
Number of exited portfolio companies	(38)	(66)
Portfolio companies at end of period	89	105

Number of investments in existing portfolio companies	35	47
____________________

*	Totals may not foot due to rounding.
Our portfolio composition and weighted average yields as of March 31, 2016 and March 31, 2015 were as follows:

	March 31, 2016		March 31, 2015
Portfolio composition, at fair value:
Secured debt	65%		60%
Unsecured debt	9%		14%
Structured products and other	11%		11%
Preferred equity	3%		5%
Common equity/interests and warrants	12%		10%
Weighted average yields, at amortized cost basis, exclusive of securities on non-accrual status (1):
Secured debt portfolio	11.0%		11.2%
Unsecured debt portfolio	10.7%		10.9%
Total debt portfolio	11.0%		11.2%
Income-bearing investment portfolio composition, at fair value:
Fixed rate amount	$1.1	billion	$1.3	billion
Floating rate amount	$1.2	billion	$1.4	billion
Fixed rate, as percentage of total	47%		48%
Floating rate, as percentage of total	53%		52%
Income-bearing investment portfolio composition, at amortized cost:
Fixed rate amount	$1.1	billion	$1.4	billion
Floating rate amount	$1.3	billion	$1.4	billion
Fixed rate, as percentage of total	47%		50%
Floating rate, as percentage of total	53%		50%
____________________

(1)	An investor’s yield may be lower than the portfolio yield due to sales loads and other expenses.

Since the initial public offering of Apollo Investment in April 2004 and through March 31, 2016, invested capital totaled $16.4 billion in 371 portfolio companies. Over the same period, Apollo Investment completed transactions with more than 100 different financial sponsors.
Critical Accounting Policies
Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, gains and losses. Changes in the economic environment, financial markets, credit worthiness of portfolio companies and any other parameters used in determining such estimates could cause actual results to differ materially. In addition to the discussion below, our critical accounting policies are further described in the Notes to the Financial Statements.
Results of Operations
Operating results for the years ended March 31, 2016, 2015 and 2014 were as follows:

	Year Ended March 31,
(in millions)*	2016	2015	2014
Investment income
Interest income	$310.3	$388.6	$336.7
Dividend income	57.8	32.5	31.8
Other income	11.6	12.5	12.9
Total investment income	$379.7	$433.6	$381.3
Expenses
Management and performance-based incentive fees, net of amounts waived	$90.7	$111.2	$97.7
Interest and other debt expenses, net of reimbursements	80.8	79.2	68.6
Administrative services expense, net of reimbursements	6.3	5.7	5.6
Other general and administrative expenses	8.7	9.5	8.3
Net expenses	$186.5	$205.7	$180.1
Net investment income	$193.3	$228.0	$201.2
Net realized and change in unrealized gains (losses)
Net realized losses	$(195.4)	$(13.4)	$(106.5)
Net change in unrealized gains (losses)	(42.4)	(139.2)	176.1
Net realized and change in unrealized gains (losses)	(237.8)	(152.6)	69.6
Net increase (decrease) in net assets resulting from operations	$(44.5)	$75.4	$270.9

Net investment income on per average share basis	$0.83	$0.96	$0.91
Earnings (Loss) per share — basic	$(0.19)	$0.32	$1.21
Earnings (Loss) per share — diluted (1)	$(0.19)	$0.32	$1.18
____________________

*	Totals may not foot due to rounding.

(1)
In applying the if-converted method, conversion is not assumed for purposes of computing diluted EPS if the effect would be anti-dilutive. For the years ended March 31, 2016 and March 31, 2015, anti-dilution would total $0.04 and $0.02, respectively.

Total Investment Income
For the year ended March 31, 2016 as compared to the year ended March 31, 2015
The decrease in total investment income for the year ended March 31, 2016 compared to the year ended March 31, 2015 was primarily driven by a decrease in interest income of $78.3 million due to a lower income-bearing investment portfolio, an increase in investments on non-accrual status, and a decrease in prepayment fees and income recognized from the acceleration of OID on repaid investments which totaled $12.9 million and $44.0 million for the years ended March 31, 2016 and March 31, 2015, respectively. The decrease in total investment income was partially offset by an increase in dividend income of $25.3 million, primarily due to distributions received from the following portfolio companies: AMP Solar (UK) Limited; Dynamic Product Tankers, LLC; Golden Bear Warehouse LLC; Golden Hill CLO I, LLC; Merx Aviation Finance, LLC; and MSEA Tankers LLC.
For the year ended March 31, 2015 as compared to the year ended March 31, 2014
The increase in total investment income for the year ended March 31, 2015 compared to the year ended March 31, 2014 was primarily due to the increase in interest income. Interest income increased due to an increase in the investment portfolio size, which increased to an average cost of $3.5 billion for the year ended March 31, 2015 from an average cost of $3.2 billion for the year ended March 31, 2014. The increase in total investment income was also due to an increase in prepayment fees and income recognized from the acceleration of OID on repaid investments which totaled $44.0 million for the year ended March 31, 2015 as compared to $24.8 million for the year ended March 31, 2014.
Net Expenses
For the year ended March 31, 2016 as compared to the year ended March 31, 2015
The decrease in expenses for the year ended March 31, 2016 compared to the year ended March 31, 2015 was primarily driven by a decrease of $20.5 million in management and performance-based incentive fees (net of amounts waived) due to lower average gross assets, a higher CION fee offset, lower investment income, and reversal of prior period incentive fee due to lower than par realization on certain PIK investments. The decrease in management and performance-based incentive fees was partially offset by an increase of $1.5 million in interest and other debt expenses, primarily due to the issuance of the 2025 Notes in March 2015, which increased the total cost of debt from 4.98% for the year ended March 31, 2015 to 5.45% for the year ended March 31, 2016. The increase in interest expense related to the 2025 Notes was partially offset by decreased utilization of the Senior Secured Facility, the repayment of the Senior Secured Notes in October 2015, and the repayment of the Convertible Notes in January 2016, which collectively decreased the average debt outstanding from $1.59 billion during the year ended March 31, 2015 to $1.47 billion during the year ended March 31, 2016.
For the year ended March 31, 2015 as compared to the year ended March 31, 2014
The increase in expenses for the year ended March 31, 2015 compared to the year ended March 31, 2014 was primarily driven by an increase of $13.5 million in management and performance-based incentive fees (net of amounts waived) due to the increase in the size and net investment income earned on the portfolio. The increase in expenses was also attributable to an increase of $10.7 million in interest and other debt expenses due to a higher average debt balance, which increased from $1.24 billion during the year ended March 31, 2014 to $1.59 billion during the year ended March 31, 2015. The total cost of debt declined from 5.52% during the year ended March 31, 2014 to 4.98% for the year ended March 31, 2015 primarily as a result of the utilization of our Senior Secured Credit Facility.
Net Realized Gains (Losses)
During the year ended March 31, 2016, we recognized gross realized gains of $22.5 million and gross realized losses of $217.9 million, resulting in net realized losses of $195.4 million. Significant realized gains (losses) for the year ended March 31, 2016 are summarized below:

(in millions)	Net Realized Gain (Loss)
Fidji Luxco (BC) S.C.A.	$11.8
Artsonig Pty Ltd	(21.7)
Molycorp, Inc.	(22.1)
Magnetation, LLC	(32.1)
Miller Energy Resources, Inc.	(33.5)
PlayPower Holdings, Inc.	(39.7)
During the year ended March 31, 2015, we recognized gross realized gains of $50.3 million and gross realized losses of $63.7 million, resulting in net realized losses of $13.4 million. Significant realized gains (losses) for the year ended March 31, 2015 are summarized below:

(in millions)	Net Realized Gain (Loss)
Aventine Renewable Energy Holdings, Inc.	$11.6
Altegrity, Inc.	(17.7)
Walter Energy Inc.	(26.5)

During the year ended March 31, 2014, we recognized gross realized gains of $58.9 million and gross realized losses of $165.4 million, resulting in net realized losses of $106.5 million. Significant realized gains (losses) for the year ended March 31, 2014 are summarized below:

(in millions)	Net Realized Gain (Loss)
Penton Business Media Holdings, LLC	$11.5
Altegrity, Inc.	(10.2)
Texas Competitive Electric Holdings	(13.5)
Cengage Learning Acquisitions, Inc.	(44.6)
ATI Acquisition Company	(54.4)
Net Change in Unrealized Gains (Losses)
During the year ended March 31, 2016, we recognized gross unrealized gains of $180.8 million and gross unrealized losses of $223.2 million, resulting in net unrealized losses of $42.4 million. Significant unrealized gains (losses) for the year ended March 31, 2016 are summarized below:

(in millions)	Net Change in Unrealized Gain (Loss)
PlayPower Holdings, Inc.	$21.8
Molycorp, Inc.	20.4
Generation Brands Holdings, Inc.	17.8
Merx Aviation Finance, LLC	16.4
Golden Bear Warehouse LLC	14.1
LVI Group Investments, LLC	12.8
Renewable Funding Group, Inc.	10.6
PetroBakken Energy Ltd.	10.6
Delta Educational Systems, Inc.	(11.6)
Garden Fresh Restaurant Corp.	(16.5)
Osage Exploration & Development, Inc.	(18.4)
Spotted Hawk Development, LLC	(20.6)
SquareTwo Financial Corp.	(26.8)
During the year ended March 31, 2015, we recognized gross unrealized gains of $137.1 million and gross unrealized losses of $276.3 million, resulting in net unrealized losses of $139.2 million. Significant unrealized gains (losses) for the year ended March 31, 2015 are summarized below:

(in millions)	Net Change in Unrealized Gain (Loss)
Generation Brands Holdings, Inc. (Quality Homes)	$30.0
Altegrity, Inc.	16.6
Asset Repackaging Trust Six B.V.	11.7
Merx Aviation Finance, LLC	11.2
PetroBakken Energy Ltd.	(10.4)
Aveta, Inc.	(11.0)
First Data Corp.	(11.2)
SquareTwo (CA Holdings, Collect America, Ltd.)	(11.2)
Delta Educational Systems, Inc. (Gryphon Colleges Corp.)	(14.1)
Molycorp, Inc.	(20.4)
Magnetation LLC	(22.1)
LVI Group Investments, LLC	(26.9)
Venoco, Inc. (Denver Parent)	(35.0)

During the year ended March 31, 2014, we recognized gross unrealized gains of $276.4 million and gross unrealized losses of $100.3 million, resulting in net unrealized gains of $176.1 million. Significant unrealized gains (losses) for the year ended March 31, 2014 are summarized below:

(in millions)	Net Change in Unrealized Gain (Loss)
ATI Acquisition Company	$53.9
Cengage Learning Acquisitions Inc.	44.3
PlayPower Holdings, Inc.	17.1
inVentiv Health, Inc.	12.9
Garden Fresh Restaurant Corp.	12.9
Texas Competitive Electric Holdings	12.0
BCA Osprey II Limited	10.6
Penton Business Media Holdings, LLC	(10.8)
Liquidity and Capital Resources
The Company’s liquidity and capital resources are generated and generally available through periodic follow-on equity and debt offerings, our senior secured, multi-currency Senior Secured Facility (as defined in Note 6 within the Notes to Financial Statements included elsewhere in this prospectus), our senior secured notes, our senior unsecured notes, investments in special purpose entities in which we hold and finance particular investments on a non-recourse basis, as well as from cash flows from operations, investment sales of liquid assets and repayments of senior and subordinated loans and income earned from investments.
Cash Equivalents
We deem certain U.S. Treasury bills, repurchase agreements and other high-quality, short-term debt securities as cash equivalents. (See Note 2 within the Notes to Financial Statements included elsewhere in this prospectus.) At the end of each fiscal quarter, we consider taking proactive steps utilizing cash equivalents with the objective of enhancing our investment flexibility during the following quarter, pursuant to Section 55 of the 1940 Act. More specifically, we may purchase U.S. Treasury bills from time-to-time on the last business day of the quarter and typically close out that position on the following business day, settling the sale transaction on a net cash basis with the purchase, subsequent to quarter end. Apollo Investment may also utilize repurchase agreements or other balance sheet transactions, including drawing down on our Senior Secured Facility, as we deem appropriate. The amount of these transactions or such drawn cash for this purpose is excluded from total assets for purposes of computing the asset base upon which the management fee is determined. There were no cash equivalents held as of March 31, 2016.
Debt
See Note 6 and Note 7 within the Notes to Financial Statements included elsewhere in this prospectus for information on the Company’s debt and public offerings.
The following table shows the contractual maturities of our debt obligations as of March 31, 2016:

	Payments Due by Period
(in millions)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Senior Secured Facility (1)	$637.9	$—	$—	$637.9	$—
Senior Secured Notes (Series A)	29.0	29.0	—	—	—
Senior Secured Notes (Series B)	16.0	—	16.0	—	—
2042 Notes	150.0	—	—	—	150.0
2043 Notes	150.0	—	—	—	150.0
2025 Notes	344.7	—	—	—	344.7
Total Debt Obligations	$1,327.6	$29.0	$16.0	$637.9	$644.7
____________________

(1)
As of March 31, 2016, aggregate lender commitments under the Senior Secured Facility totaled $1.31 billion and $655.8 million of unused capacity. As of March 31, 2016, there were $16.3 million of letters of credit issued under the Senior Secured Facility that were not recorded as liabilities on the Company’s Statement of Assets and Liabilities.

On April 24, 2015, the Company amended and restated the Senior Secured Facility. The amendment increased the lenders’ commitments to $1.31 billion, extended the final maturity date to April 24, 2020, and allows the Company to seek additional commitments from new and existing lenders in the future, up to an aggregate facility size not to exceed $1.965 billion. The Senior Secured Facility is secured by substantially all of the assets in Apollo Investment’s portfolio, including cash and cash equivalents. Commencing May 24, 2019, the Company is required to repay, in twelve consecutive monthly installments of equal size, the outstanding amount under the Senior Secured Facility as of April 24, 2019. In addition, the stated interest rate on the facility was changed from LIBOR plus 2.00% to a formula-based calculation based on a minimum borrowing base, resulting in a stated interest rate of either LIBOR plus 1.75% or LIBOR plus 2.00%. As of March 31, 2016, the stated interest rate on the facility was LIBOR plus 2.00%. The Company is required to pay a commitment fee of 0.375% per annum on any unused portion of the Senior Secured Facility and participation and fronting fees totaling 2.25% per annum on the letters of credit issued.
Stockholders’ Equity
On August 6, 2015, the Company adopted a plan for the purpose of repurchasing up to $50 million of its common stock in accordance with applicable rules specified in the Securities Exchange Act of 1934 (the “1934 Act”) (the “August Repurchase Plan”). Since adopting the August Repurchase Plan, the Company has repurchased the full amount authorized by the Board of Directors under such plan.
On December 14, 2015, the Board of Directors approved a new plan to acquire up to an additional $50 million of its common stock in accordance with applicable rules specified in the 1934 Act (the “Current Repurchase Plan,” and together with the August Repurchase Plan, the “Repurchase Plans”). The Current Repurchase Plan is designed to allow the Company to repurchase its shares both during its open window periods and at times when it otherwise might be prevented from doing so under applicable insider trading laws or because of self-imposed trading blackout periods. A broker selected by the Company will have the authority under the terms and limitations specified in an agreement with the Company to repurchase shares on the Company’s behalf in accordance with the terms of the Current Repurchase Plan. Repurchases are subject to SEC regulations as well as certain price, market volume and timing constraints specified in the Current Repurchase Plan. Pursuant to the Current Repurchase Plan, the Company may from time to time repurchase a portion of its shares of common stock and the Company is hereby notifying stockholders of its intention as required by applicable securities laws.
On September 15, 2015, the Company allocated $5 million to be repurchased under the August Repurchase Plan in accordance with SEC Rule 10b5-1 (the “September 10b5-1 Repurchase Plan”). On December 16, 2015 and March 17, 2016, the Company allocated $10 million and $5 million, respectively, to be repurchased under the Current Repurchase Plan in accordance with SEC Rule 10b5-1 (together with the September 10b5-1 Repurchase Plan, the “10b5-1 Repurchase Plans”).
Under the Repurchase Plans and the 10b5-1 Repurchase Plans (the “Plans”), the Company repurchased 10,584,855 shares at a weighted average price per share of $5.90, inclusive of commissions. This represents a discount of approximately 23.09% of the average net asset value per share for the year ended March 31, 2016. Since the inception of the Plans through March 31, 2016, the dollar amount of shares repurchased totaled $62.4 million.
Distributions
Distributions paid to stockholders for the years ended March 31, 2016, 2015 and 2014 totaled $187.2 million ($0.80 per share), $189.4 million ($0.80 per share), and $175.4 million ($0.80 per share), respectively. For income tax purposes, distributions made to stockholders are reported as ordinary income, capital gains, non-taxable return of capital, or a combination thereof. The tax character of distributions paid to stockholders through March 31, 2016 may include return of capital, however, the exact amount cannot be determined at this point. The final determination of the tax character of distributions will not be made until we file our tax return for the tax year ended March 31, 2016. Tax characteristics of all distributions will be reported to stockholders on Form 1099 after the end of the calendar year. Our quarterly distributions, if any, will be determined by our Board of Directors.
To maintain our RIC status, we must distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, out of the assets legally available for distribution. Although we currently intend to distribute realized net capital gains (i.e., net long-term capital gains in excess of short-term capital losses), if any, at least annually, out of the assets legally available for such distributions, we may in the future decide to retain such capital gains for investment. Currently, we have substantial net capital loss carryforwards and consequently do not expect to generate cumulative net capital gains in the foreseeable future.
We maintain an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we declare a dividend, then stockholders’ cash dividends will be automatically reinvested in additional shares of our common stock, unless they specifically “opt out” of the dividend reinvestment plan so as to receive cash dividends.

We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time. In addition, due to the asset coverage test applicable to us as a BDC, we may in the future be limited in our ability to make distributions. Also, our revolving credit facility may limit our ability to declare dividends if we default under certain provisions or fail to satisfy certain other conditions. If we do not distribute a certain percentage of our income annually, we may suffer adverse tax consequences, including possible loss of the tax benefits available to us as a RIC. In addition, in accordance with GAAP and tax regulations, we include in income certain amounts that we have not yet received in cash, such as contractual PIK, which represents contractual interest added to the loan balance that becomes due at the end of the loan term, or the accrual of original issue or market discount. Since we may recognize income before or without receiving cash representing such income, we may not be able to meet the requirement to distribute at least 90% of our investment company taxable income to obtain tax benefits as a RIC.
With respect to the distributions to stockholders, income from origination, structuring, closing, commitment and other upfront fees associated with investments in portfolio companies is treated as taxable income and accordingly, distributed to stockholders.
PIK Income
For the year ended March 31, 2016, PIK income totaled $40.1 million on total investment income of $379.7 million. In order to maintain the Company’s status as a RIC, this non-cash source of income must be paid out to stockholders annually in the form of dividends, even though the Company has not yet collected the cash. See Note 5 within the Notes to the Financial Statements for more information on the Company’s PIK income.
Related Party Transactions
See Note 3 within the Notes to the Financial Statements for information on the Company’s related party transactions.
Effective April 1, 2016 through March 31, 2017, the investment adviser has agreed to waive 25% of its base management fee and up to 25% of its performance-based incentive fee so that during the waiver period the management fee is reduced from 2% to 1.5% and the incentive fee on pre-incentive fee net investment income (“incentive fee”) could be accrued at as low a rate as 15% to the extent the Company experiences cumulative net realized and change in unrealized losses during the waiver period (“cumulative net losses”).
During the waiver period, assuming that the investment adviser would earn incentive fees at the 20% rate provided in the Investment Advisory Agreement, the incentive fee will initially be accrued at the rate of 17.5% and will be adjusted as of the end of each quarter. The incentive fee accrual will be increased up to a maximum rate of 20% to the extent that the Company experiences cumulative net realized and change in unrealized gains (“cumulative net gains”) during the period and will be decreased down to a minimum rate of 15% to the extent that the Company experiences cumulative net losses during the period. The inclusion of cumulative net gains and cumulative net losses will be measured on a cumulative basis from April 1, 2016 through the end of each quarter during the waiver period. Any cumulative net gains will result in a dollar for dollar increase in the incentive fee payable up to a maximum rate of 20% and any cumulative net losses will result in a dollar for dollar decrease in the incentive fee payable down to a minimum rate of 15%.
If the resulting incentive fee rate is less than 20%, the percentage at which the investment adviser’s 100% catch-up is complete will also be reduced ratably from 2.1875% (8.75% annualized) to as low as 2.06% (8.24% annualized).

As an illustration of the foregoing incentive fee waiver, if cumulative pre-incentive fee net investment income through the end of each successive quarter during the waiver period is $54 million, $108 million, $161 million and $215 million, and the cumulative net gains or cumulative net losses are $20 million gains, $20 million losses, zero and $10 million losses, the incentive fee would be accrued at a rate of 20% for the first quarter, 15% through the first two quarters, 17.5% through the first three quarters, and 15% through the end of the fiscal year.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are subject to financial market risks, including changes in interest rates. During the year ended March 31, 2016, many of the loans in our portfolio had floating interest rates. These loans are usually based on floating LIBOR and typically have durations of one to twelve months after which they reset to current market interest rates. The Company also has a Senior Secured Facility that is based on floating LIBOR rates.
The following table shows the approximate annual impact on net investment income of base rate changes in interest rates (considering interest rate flows for variable rate instruments) to our loan portfolio and outstanding debt as of March 31, 2016, assuming no changes in our investment and borrowing structure:

Basis Point Change	Net Investment Income		Net Investment Income Per Share
Up 400 basis points	$14.0	million	$0.062
Up 300 basis points	$9.1	million	$0.040
Up 200 basis points	$4.2	million	$0.018
Up 100 basis points	$(0.7	) million	$(0.003)
We may hedge against interest rate fluctuations from time-to-time by using standard hedging instruments such as futures, options and forward contracts subject to the requirements of the 1940 Act and applicable commodities laws. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in the benefits of lower interest rates with respect to our portfolio of investments.

SALES OF COMMON STOCK BELOW NET ASSET VALUE
We may submit to our stockholders, for their approval, a proposal seeking authorization for our ability, in one or more public or private offerings of our common stock, to sell or otherwise issue shares of our common stock at a price below our then current net asset value (“NAV”) per share, subject to certain conditions discussed below.
Conditions to Sales Below NAV. If we seek and receive such approval, from time to time we may sell shares of our common stock at a price below NAV, exclusive of sales compensation, only if the following conditions are met:

•	a majority of our independent directors who have no financial interest in the sale have approved the sale;

•
a majority of such directors, who are not interested persons of Apollo Investment, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, have determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of Apollo Investment of firm commitments to purchase such securities or immediately prior to the sale of such securities, that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities, less any underwriting commission or discount; and

•	the number of shares sold pursuant to such authority does not exceed 25% of our then outstanding common stock immediately prior to each such sale.
If we seek and receive such approval, there will be no maximum level of discount from NAV at which we may sell shares pursuant to such authority. In making a determination that an offering below NAV per share is in our and our stockholders’ best interests, our board of directors may also consider a variety of factors including:

•	The effect that an offering below NAV per share would have on our stockholders, including the potential dilution they would experience as a result of the offering;

•	The amount per share by which the offering price per share and the net proceeds per share are less than the most recently determined NAV per share;

•	The relationship of recent market prices of common stock to NAV per share and the potential impact of the offering on the market price per share of our common stock;

•	Whether the estimated offering price would closely approximate the market value of our shares and would not be below current market price;

•	The potential market impact of being able to raise capital in the current financial market;

•	The nature of any new investors anticipated to acquire shares in the offering;

•	The anticipated rate of return on and quality, type and availability of investments; and

•	The leverage available to us.
If we seek and receive such approval, we will not sell shares under a prospectus supplement to the registration statement or current post-effective amendment thereto of which this prospectus forms a part (the “current registration statement”) if the cumulative dilution to our NAV per share from offerings under the current registration statement exceeds 15%. This limit would be measured separately for each offering pursuant to the current registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the percentage from each offering. For example, if our most recently determined NAV per share at the time of the first offering is $10.00 and we have 140 million shares outstanding, sale of 35 million shares at net proceeds to us of $5.00 per share (a 50% discount) would produce dilution of 10.0%. If we subsequently determined that our NAV per share increased to $11.00 on the then 175 million shares outstanding and then made an additional offering, we could, for example, sell approximately an additional 43.75 million shares at net proceeds to us of $8.25 per share, which would produce dilution of 5.0%, before we would reach the aggregate 15% limit. If we file a new post-effective amendment, the threshold would reset.
Sales by us of our common stock at a discount from NAV pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering.
The following three headings and accompanying tables will explain and provide hypothetical examples on the impact of an offering at a price less than NAV per share on three different set of investors:

•	existing stockholders who do not purchase any shares in the offering.

•	existing stockholders who purchase a relatively small amount of shares in the offering or a relatively large amount of shares in the offering.

•	new investors who become stockholders by purchasing shares in the offering.
Impact on Existing Stockholders who do not Participate in the Offering
Our existing stockholders who do not participate in an offering below NAV per share or who do not buy additional shares in the secondary market at the same or lower price we obtain in the offering (after expenses and commissions) face the greatest potential risks. These stockholders will experience an immediate decrease (often called dilution) in the NAV of the shares they hold and their NAV per share. These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we will experience in our assets, potential earning power and voting interests due to the offering. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increase.
The following table illustrates the level of net asset value dilution that would be experienced by a nonparticipating stockholder in four different hypothetical offerings of different sizes and levels of discount from net asset value per share, although it is not possible to predict the level of market price decline that may occur. Actual sales prices and discounts may differ from the presentation below.
The examples assume that we have 1,000,000 common shares outstanding, $15,000,000 in total assets and $5,000,000 in total liabilities. The current net asset value and net asset value per share are thus $10,000,000 and $10.00. The table illustrates the dilutive effect on a nonparticipating stockholder of (1) an offering of 50,000 shares (5% of the outstanding shares) at $9.50 per share after offering expenses and commission (a 5% discount from net asset value), (2) an offering of 100,000 shares (10% of the outstanding shares) at $9.00 per share after offering expenses and commissions (a 10% discount from net asset value), (3) an offering of 250,000 shares (25% of the outstanding shares) at $7.50 per share after offering expenses and commissions (a 25% discount from net asset value) and (4) an offering of 250,000 shares (25% of the outstanding shares) at par value of $0.001 per share after offering expenses and commissions (effectively a 100% discount from net asset value). We do not currently anticipate offering shares of common stock at a discount in excess of 25%, which is illustrated in Example 3, although we reserve the right to do so. The 100% column in the following table is the maximum discount at which we may legally offer shares of common stock. It is presented for illustrative purposes only, as it is unlikely our management or Board of Directors would consider offering shares at a discount near such a level.

	Prior to Sale Below NAV	Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 25% Offering at 25% Discount		Example 4 25% Offering at 100% Discount
		Following Sale	% Change	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public	—	$10.00	—%	$9.47	—%	$7.89	—%	$0.001	—%
Net Proceeds per Share to Issuer	—	$9.50	—%	$9.00	—%	$7.50	—%	$0.001	—%

Decrease to NAV
Total Shares Outstanding	1,000,000	1,050,000	5.00%	1,100,000	10.00%	1,250,000	25.00%	1,250,000	25.00%
NAV per Share	$10.00	$9.98	(0.20)%	$9.91	(0.90)%	$9.50	(5.00)%	$8.00	(20.00)%

Dilution to Stockholder
Shares Held by Stockholder	10,000	10,000	—%	10,000	—%	10,000	—%	10,000	—%
Percentage Held by Stockholder	1.0%	0.95%	(4.76)%	0.91%	(9.09)%	0.80%	(20.00)%	0.80%	(20.00)%
Total Asset Values
Total NAV Held by Stockholder	$100,000	$99,800	(0.20)%	$99,100	(0.90)%	$95,000	(5.00)%	$80,000	(20.00)%
Total Investment by Stockholder (Assumed to be $10.00 per Share)	$100,000	$100,000	—%	$100,000	—%	$100,000	—%	$100,000	—%
Total Dilution to Stockholder (Total NAV Less Total Investment)	$—	$(200)	—%	$(900)	—%	$(5,000)	—%	$(20,000)	—%
Per Share Amounts
NAV Per Share Held by Stockholder	$—	$9.98	—%	$9.91	—%	$9.50	—%	$8.00	—%
Investment per Share Held by Stockholder (Assumed to be $10.00 per Share on Shares Held prior to Sale)	$10.00	$10.00	—%	$10.00	—%	$10.00	—%	$10.00	—%
Dilution per Share Held by Stockholder (NAV per Share Less Investment per Share)	$—	$(0.02)	—%	$(0.09)	—%	$(0.50)	—%	$(2.00)	—%
Percentage Dilution to Stockholder (Dilution per Share Divided by Investment per Share)	$—	$—	(0.20)%	$—	(0.90)%	$—	(5.00)%	$—	(20.00)%
Impact on Existing Stockholders who do Participate in the Offering
Our existing stockholders who participate in an offering below NAV per share or who buy additional shares in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) will experience the same types of NAV dilution as the nonparticipating stockholders, albeit at a lower level, to the extent they purchase less than the same percentage of the discounted offering as their interest in our shares immediately prior to the offering. The level of NAV dilution will decrease as the number of shares such stockholders purchase increases. Existing stockholders who buy more than such percentage will experience NAV dilution but will, in contrast to existing stockholders who purchase less than their proportionate share of the offering, experience an increase (often called accretion) in NAV per share over their investment per share and will also experience a disproportionately greater increase in their participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to the offering. The level of accretion will increase as the excess number of shares such stockholder purchases increases. Even a stockholder who over-participates will, however, be subject to the risk that we may make additional discounted offerings in which such stockholder does not participate, in which case such a stockholder will experience NAV dilution as described above in such subsequent offerings. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discount to NAV increases.
The following chart illustrates the level of dilution and accretion in the hypothetical 25% discount offering from the prior chart for a stockholder that acquires shares equal to (1) 50% of its proportionate share of the offering (i.e., 1,250 shares, which is 0.50% of the offering 250,000 shares rather than its 1.00% proportionate share) and (2) 150% of such percentage (i.e., 3,750 shares, which is 1.50% of an offering of 250,000 shares rather than its 1.00% proportionate share). The prospectus supplement pursuant to which any discounted offering is made will include a chart for this example based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per share.

	Prior to Sale Below NAV	50% Participation		150% Participation
		Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public	—	$7.89	—	$7.89	—
Net Proceeds per Share to Issuer	—	$7.50	—	$7.50	—

Increases in Shares and Decrease to NAV
Total Shares Outstanding	1,000,000	1,250,000	25.00%	1,250,000	25.00%
NAV per Share	$10.00	$9.50	(5.00)%	$9.50	(5.00)%

Dilution/Accretion to Stockholder
Shares Held by Stockholder	10,000	11,250	12.50%	13,750	37.50%
Percentage Held by Stockholder	1.00%	0.90%	(10.00)%	1.10%	10.00%
Total Asset Values
Total NAV Held by Stockholder	$100,000	$106,875	6.88%	$130,625	30.63%
Total Investment by Stockholder (Assumed to be $10.00 per Share on Shares Held prior to Sale)	$100,000	$109,863	9.86%	$129,588	29.59%
Total Dilution/Accretion to Stockholder (Total NAV Less Total Investment)	—	$(2,988)	—	$1,038	—
Per Share Amounts
NAV Per Share Held by Stockholder	—	$9.50	—	$9.50	—
Investment per Share Held by Stockholder (Assumed to be $10.00 per Share on Shares Held prior to Sale)	$10.00	$9.77	(2.30)%	$9.42	(5.80)%
Dilution/Accretion per Share Held by Stockholder (NAV per Share Less Investment per Share)	—	$(0.27)	—	$0.08	—
Percentage Dilution/Accretion to Stockholder (Dilution/Accretion per Share Divided by Investment per Share)	—	—	(2.76)%	—	0.85%
Impact on New Investors
Investors who are not currently stockholders, but who participate in an offering below NAV and whose investment per share is greater than the resulting NAV per share (due to selling compensation and expenses paid by us) will experience an immediate decrease, albeit small, in the NAV of their shares and their NAV per share compared to the price they pay for their shares. Investors who are not currently stockholders and who participate in an offering below NAV per share and whose investment per share is also less than the resulting NAV per share due to selling compensation and expenses paid by the issuer being significantly less than the discount per share will experience an immediate increase in the NAV of their shares and their NAV per share compared to the price they pay for their shares. These investors will experience a disproportionately greater participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests. These investors will, however, be subject to the risk that we may make additional discounted offerings in which such new stockholder does not participate, in which case such new stockholder will experience dilution as described above in such subsequent offerings. These investors may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increases.
The following chart illustrates the level of dilution or accretion for new investors that would be experienced by a new investor in the same 5%, 10%, 25% and 100% discounted offerings as described in the first chart above. The illustration is for a new investor who purchases the same percentage (1.00%) of the shares in the offering as the stockholder in the prior examples held immediately prior to the offering. The prospectus supplement pursuant to which any discounted offering is made will include a chart for this example based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per share.

	Prior to Sale Below NAV	Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 25% Offering at 25% Discount		Example 4 25% Offering at 100% Discount
		Following Sale	% Change	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public	—	$10.00	—	$9.47	—	$7.89	—	$0.001	—
Net Proceeds per Share to Issuer	—	$9.50	—	$9.00	—	$7.50	—	$0.001	—

Decrease to NAV
Total Shares Outstanding	1,000,000	1,050,000	5.00%	1,100,000	10.00%	1,250,000	25.00%	1,250,000	25.00%
NAV per Share	$10.00	$9.98	(0.20)%	$9.91	(0.90)%	$9.50	(5.00)%	$8.00	(20.00)%

Dilution/Accretion to Stockholder
Shares Held by Stockholder	—	500	—	1,000	—	2,500	—	2,500	—
Percentage Held by Stockholder	0.00%	0.05%	—	0.09%	—	0.20%	—	0.20%	—

Total Asset Values
Total NAV Held by Stockholder	—	$4,990	—	$9,910	—	$23,750	—	$20,000	—
Total Investment by Stockholder	—	$5,000	—	$9,470	—	$19,725	—	$2.50	—
Total Dilution/ Accretion to Stockholder (Total NAV Less Total Investment)	—	$(10)	—	$440	—	$4,025	—	$19,998	—

Per Share Amounts
NAV Per Share Held by Stockholder	—	$9.98	—	$9.91	—	$9.50	—	$8.00	—
Investment per Share Held by Stockholder	—	$10.00	—	$9.47	—	$7.89	—	$0.001	—
Dilution/Accretion per Share Held by Stockholder (NAV per Share Less Investment per Share)	—	$(0.0200)	—	$0.44	—	$1.61	—	$8.00	—
Percentage Dilution/ Accretion to Stockholder (Dilution/Accretion per Share Divided by Investment per Share)	—	—	(0.20)%	—	4.65%	—	20.41%	—	—

PRICE RANGE OF COMMON STOCK
Our common stock is traded on the NASDAQ Global Select Market under the symbol “AINV.” The following table lists the high and low closing sale price for our common stock, the closing sale price as a premium (discount) to net asset value, or NAV, and quarterly distributions per share for the past two fiscal years and each full quarter since the beginning of the current fiscal year. The last reported closing sales price of our common stock on December 16, 2016 was $6.15 per share. As of December 16, 2016, we had 70 stockholders of record. While our common stock has from time to time traded in excess of our net asset value, there can be no assurance, however, that it will trade at such a premium (to net asset value) in the future.

	NAV Per Share (1)	Sales Price		Premium (Discount) of High Sales Price to NAV (2)	Premium (Discount) of Low Sales Price to NAV (2)	Dividends Declared
		High	Low
Year Ended March 31, 2017
Third quarter through December 16, 2016	*	6.15	5.65	*	*	0.15
Second quarter	6.95	6.27	5.42	(9.8)%	(22.0)%	0.15
First quarter	6.90	5.97	5.03	(13.5)%	(27.1)%	0.20
Year Ended March 31, 2016
Fourth quarter	7.28	5.70	4.26	(21.7)%	(41.5)%	0.20
Third quarter	7.56	6.39	4.78	(15.5)%	(36.8)%	0.20
Second quarter	7.83	7.29	5.36	(6.9)%	(31.5)%	0.20
First quarter	8.01	8.03	6.95	0.2%	(13.2)%	0.20
Year Ended March 31, 2015
Fourth quarter	8.18	7.92	7.00	(3.2)%	(14.4)%	0.20
Third quarter	8.43	8.44	6.80	0.0%	(19.3)%	0.20
Second quarter	8.72	8.87	8.13	1.7%	(6.8)%	0.20
First quarter	8.74	8.64	7.83	(1.1)%	(10.4)%	0.20

(1)
NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low sales prices. The net asset values shown are based on outstanding shares at the end of the relevant quarter.

(2)	Calculated using the respective high or low sales price divided by the net asset value per share at the end of the relevant quarter.

*	NAV not yet determined.

BUSINESS
Apollo Investment
Apollo Investment Corporation (“Apollo Investment,” “Company,” “AIC,” “we,” “us,” and “our”), a Maryland corporation incorporated on February 2, 2004, is a closed-end, externally managed, non-diversified management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). In addition, for tax purposes we have elected to be treated as a regulated investment company (“RIC”), under the Internal Revenue Code of 1986, as amended (the “Code”).
Our investment objective is to generate current income and capital appreciation. We invest primarily in various forms of debt investments including secured and unsecured debt, loan investments and/or equity in private middle-market companies. We may also invest in the securities of public companies and structured products such as collateralized loan obligations and credit-linked notes. These structured products are typically a form a securitization in which the cash flows of a portfolio of loans are pooled and passed on to different classes of owners in various tranches.
Our portfolio is comprised primarily of investments in debt, including secured and unsecured debt of private middle-market companies that, in the case of senior secured loans, generally are not broadly syndicated and whose aggregate tranche size is less than $250 million. Our portfolio also includes equity interests such as common stock, preferred stock, warrants or options. In this prospectus, we use the term “middle-market” to refer to companies with annual revenues between $50 million and $2 billion. While our investment objective is to generate current income and capital appreciation through investments in U.S. secured and unsecured loans, other debt securities and equity, we may also invest a portion of the portfolio in other investment opportunities, including foreign securities and structured products. Most of the debt instruments we invest in are unrated or rated below investment grade, which is often an indication of size, credit worthiness and speculative nature relative to the capacity of the borrower to pay interest and principal.
Apollo Investment Management, L.P. (“AIM”) serves as our investment adviser and is a wholly-owned subsidiary of Apollo Global Management, LLC (“AGM”). AGM and other affiliates manage other funds that may have investment mandates that are similar, in whole or in part, with ours. AIM and its affiliates may determine that an investment is appropriate both for us and for one or more of those other funds. In such event, depending on the availability of such investment and other appropriate factors, AIM may determine that we should invest on a side-by-side basis with one or more other funds. We make all such investments subject to compliance with applicable regulations and interpretations, and our allocation procedures. In certain circumstances negotiated co-investments may be made only in accordance with the terms of the exemptive order we received from the SEC permitting us to do so.
During the year ended March 31, 2016, we invested $1.1 billion across 22 new and 35 existing portfolio companies primarily through a combination of primary and secondary debt investments. This compares to $2.2 billion across 60 new and 47 existing portfolio companies during the year ended March 31, 2015. Investments sold or repaid during the year ended March 31, 2016 totaled $1.3 billion versus $2.3 billion during the year ended March 31, 2015. The weighted average yields on our secured debt portfolio, unsecured debt portfolio and total debt portfolio as of March 31, 2016 at our current cost basis were 11.0%, 10.7% and 11.0%, respectively. As of March 31, 2015, the yields were 11.2%, 10.9% and 11.2%, respectively. The portfolio yields may be higher than an investor’s yield on an investment in us due to sales load and other expenses. For the year ended March 31, 2016, the total return based on the change in market price per share and taking into account dividends and distributions, if any, reinvested in accordance with the dividend reinvestment plan was (17.5)% versus 1.9% for the year ended March 31, 2015. Such returns do not reflect any sales load that stockholders may have paid in connection with their purchase of shares of our common stock.
As of March 31, 2016, our portfolio consisted of 89 portfolio companies and was invested 65% in secured debt, 9% in unsecured debt, 11% in structured products and other, 3% in preferred equity, and 12% in common equity/interests and warrants measured at fair value versus 105 portfolio companies invested 60% in secured debt, 14% in unsecured debt, 11% in structured products and other, 5% in preferred equity, and 10% in common equity/interests and warrants as of March 31, 2015.
Since the initial public offering of Apollo Investment in April 2004 and through March 31, 2016, invested capital totaled $16.4 billion in 371 portfolio companies. Over the same period, Apollo Investment completed transactions with more than 100 different financial sponsors.
As of March 31, 2016, 47% or $1.1 billion of our income-bearing investment portfolio is fixed rate debt and 53% or $1.2 billion is floating rate debt, measured at fair value. On a cost basis, 47% or $1.1 billion of our income-bearing investment portfolio is fixed rate debt and 53% or $1.3 billion is floating rate debt. As of March 31, 2015, 48% or $1.3 billion of our income-bearing investment portfolio was fixed rate debt and 52% or $1.4 billion was floating rate debt, measured at fair value. On a cost basis, 50% or $1.4 billion of our income-bearing investment portfolio was fixed rate debt and 50% or $1.4 billion was floating rate debt.

About Apollo Investment Management
AIM, our investment adviser, is led by John Hannan, James Zelter, Howard Widra, Patrick Ryan and Tanner Powell. Potential investment and disposition opportunities are generally approved by one or more committees composed of personnel across AGM, including Messrs. Zelter, Widra, Ryan and Powell and/or all or a majority of Messrs. Zelter, Widra, Ryan and Powell depending on the underlying investment type and/or the amount of such investment. The composition of such committees and the overall approval process for our investments may change from time to time. AIM draws upon AGM’s more than 25 year history and benefits from the broader firm’s significant capital markets, trading and research expertise developed through investments in many core sectors in over 200 companies since inception.
About Apollo Investment Administration
In addition to furnishing us with office facilities, equipment, and clerical, bookkeeping and record keeping services, AIA, an affiliate of AGM, also oversees our financial records as well as prepares our reports to stockholders and reports filed with the SEC. AIA also performs the calculation and publication of our net asset value, the payment of our expenses and oversees the performance of various third-party service providers and the preparation and filing of our tax returns. Furthermore, AIA provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance.
Operating and Regulatory Structure
Our investment activities are managed by AIM and supervised by our board of directors, a majority of whom are independent of AGM and its affiliates. AIM is an investment adviser that is registered under the Investment Advisers Act of 1940, or the Advisers Act. Under our investment advisory and management agreement, we pay AIM an annual base management fee based on our average gross assets as well as an incentive fee. See “Management—Investment Advisory and Management Agreement.”
As a BDC, we are required to comply with certain regulatory requirements. Also, while we are permitted to finance investments using debt, our ability to use debt is limited in certain significant respects. See “Regulation.” We have elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. For more information, see “Certain U.S. Federal Income Tax Considerations.”
Investments
We seek to create a portfolio that includes primarily debt investments including secured loans and unsecured loans and, to a lesser extent, equity investments by investing, on an individual portfolio company basis, approximately $20 million to $250 million of capital, on average, in the securities of middle-market companies, as well as structured products such as collateralized loan obligations. The average investment size will vary as the size of our capital base varies. Our target portfolio consists primarily of long-term secured debt, as well as unsecured and mezzanine positions of private middle-market companies. Structurally, unsecured and mezzanine debt usually ranks subordinate in priority of payment to senior debt, such as bank debt, and is characterized as unsecured. As such, other creditors may rank senior to us in the event of an insolvency. However, unsecured and mezzanine debt ranks senior to common and preferred equity in a borrowers’ capital structure. Unsecured and mezzanine debt may have a fixed or floating interest rate. Additional income can be generated from upfront fees, call protection including call premiums, equity co-investments or warrants. We may also invest in debt and equity positions of structured products, such as collateralized loan obligations (“CLOs”) and credit-linked notes (“CLNs”). A CLO is a form of securitization in which the cash flows of a portfolio of loans are pooled and passed on to different classes of owners in various tranches. A CLN is a note where the payment of principal and/or interest is based on the performance of one or more debt obligations. CLNs are not securitizations.
Our principal focus is to provide capital to middle-market companies in a variety of industries. We generally seek to target companies that generate positive free cash flows or that may support debt investments with strong asset coverage, and we may provide debtor-in-possession or reserve financing. Additionally we may acquire investments in the secondary market if we believe the risk-adjusted returns are attractive.
As a result of the amendment of our senior secured credit facility on April 24, 2015, the industry classifications were updated in the Schedule of Investments as of March 31, 2016. The following is a representative list of the industries in which we have invested as of March 31, 2016:

•	Aerospace & Defense

•	Aviation and Consumer Transport

•	Broadcasting & Subscription

•	Business Services

•	Chemicals, Plastics & Rubber

•	Consumer Goods – Durable

•	Consumer Services

•	Containers, Packaging & Glass

•	Diversified Investment Vehicles, Banking, Finance, Real Estate

•	Education

•	Energy – Electricity

•	Energy – Oil & Gas

•	Environmental Industries

•	Food & Grocery

•	Healthcare & Pharmaceuticals

•	High Tech Industries

•	Hotel, Gaming, Leisure, Restaurants

•	Insurance

•	Manufacturing, Capital Equipment

•	Media – Diversified & Production

•	Metals & Mining

•	Retail

•	Telecommunications

•	Transportation – Cargo, Distribution

•	Utilities – Electric
We may also invest in other industries if we are presented with attractive opportunities. In an effort to increase our returns and the number of investments that we can make, we may in the future seek to securitize our debt investments. To the extent we elect to include higher quality portfolio holdings in the securitization vehicle and retain lower quality holdings in our portfolio, investing in our shares may be riskier. To securitize debt investments, we may create a wholly owned subsidiary and contribute a pool of loans to the subsidiary. We may sell debt of or interests in the subsidiary on a non-recourse basis to purchasers whom we would expect to be willing to accept a lower interest rate to invest in investment-grade securities. We may use the proceeds of such sales to reduce indebtedness or to fund additional investments. We may also invest through special purpose entities or other arrangements, including total return swaps and repurchase agreements, in order to obtain non-recourse financing or for other purposes.
We may invest, to the extent permitted by law, in the securities and instruments of other investment companies and in private funds. We may also co-invest on a concurrent basis with affiliates of ours, subject to compliance with applicable regulations and our allocation procedures. Certain types of negotiated co-investments may be made only in accordance with the terms of the exemptive order we received from the SEC permitting us to do so. On March 29, 2016, we received an exemptive order from the SEC (the “Order”) permitting us greater flexibility to negotiate the terms of co-investment transactions with certain of our affiliates, including investment funds managed by AIM or its affiliates, subject to the conditions included therein. Under the terms of the Order, a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors must be able to reach certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned, and (2) the transaction is consistent with the interests of our stockholders and is consistent with our board of directors' approved criteria. In certain situations where co-investment with one or more funds managed by AIM or its affiliates is not covered by the Order, the personnel of AIM or its affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. The Order is subject to certain terms and conditions so there can be no assurance that we will be permitted to co-invest with certain of our affiliates other than in the circumstances currently permitted by regulatory guidance and the Order.

The following table summarizes our top ten portfolio companies and industries based on fair value as of March 31, 2016:

Portfolio Company	% of Portfolio	Industry	% of Portfolio
Merx Aviation Finance, LLC	17.0%	Aviation and Consumer Transport	17.0%
Solarplicity Group Limited	5.8%	Business Services	16.1%
U.S. Security Associates Holdings, Inc.	4.7%	Diversified Investment Vehicles, Banking, Finance, Real Estate	12.4%
MSEA Tankers LLC	2.9%	Energy – Oil & Gas	11.9%
Canacol Energy Ltd.	2.4%	Transportation – Cargo, Distribution	9.4%
Spotted Hawk Development, LLC	2.2%	Energy – Electricity	7.0%
Maxus Capital Carbon SPE I, LLC	2.0%	High Tech Industries	5.4%
Generation Brands Holdings, Inc.	2.0%	Consumer Goods – Durable	2.9%
Skyline Data, News and Analytics LLC (Dodge)	1.9%	Chemicals, Plastics & Rubber	2.5%
UniTek Global Services Inc.	1.9%	Hotel, Gaming, Leisure, Restaurants	2.4%
The following table summarizes our top ten portfolio companies and industries based on fair value as of March 31, 2015:

Portfolio Company	% of Portfolio	Industry	% of Portfolio
Merx Aviation Finance, LLC	15.4%	Business Services	15.6%
U.S. Security Associates Holdings, Inc.	4.1%	Aviation	15.4%
PlayPower Holdings, Inc.	3.4%	Oil and Gas	13.9%
Miller Energy Resources, Inc.	2.5%	Diversified Investment Vehicle	9.6%
Spotted Hawk Development, LLC	2.4%	Financial Services	4.0%
Golden Hill CLO I, LLC	2.2%	Chemicals	3.8%
Maxus Capital Carbon SPE I, LLC	2.2%	Leisure	3.4%
AMP Solar (UK) Limited	1.9%	Utilities	3.0%
Skyline Data, News and Analytics LLC (Dodge)	1.9%	Aerospace and Defense	2.9%
My Alarm Center, LLC	1.8%	Distribution	2.9%
The following table shows the composition of our investment portfolio by geographic region as of March 31, 2016 and March 31, 2015, measured at fair value:

Geographic Region	% of Portfolio as of March 31, 2016	% of Portfolio as of March 31, 2015
North America	88.3%	89.8%
Western Europe	9.6%	7.3%
Cayman Islands	1.9%	1.9%
Australia	0.2%	1.0%
	100.0%	100.0%
Investment Selection and Due Diligence
We are committed to a value oriented philosophy of, among other things, capital preservation and commit resources to managing risks associated with our investment portfolio. Our investment adviser conducts due diligence on prospective portfolio companies. In conducting its due diligence, our investment adviser uses information provided by the company and its management team, publicly available information, as well as information from their extensive relationships with former and current management teams, consultants, competitors and investment bankers and the direct experience of the senior partners of our affiliates.
Our investment adviser’s due diligence will typically include:

•	review of historical and prospective financial information;

•	on-site visits;

•	interviews with management, employees, customers and vendors of the potential portfolio company;

•	review of loan documents;

•	background checks; and

•	research relating to the company’s management, industry, markets, products and services, and competitors.
Upon the completion of due diligence and a decision to seek approval for an investment in a company, the professionals leading the proposed investment generally present the investment opportunity to and seek approval in accordance with our investment approval process. Additional due diligence with respect to any investment may be conducted on our behalf by attorneys and accountants prior to the closing of the investment, as well as other outside advisers, as appropriate.
Investment Structure
Once we have determined that a prospective portfolio company is suitable for investment, we work with the management of that company and its other capital providers, including senior, junior and equity capital providers, to structure an investment.
We generally seek to structure our investments as secured loans with a direct lien on the assets or cash flows of the company that provide for increased downside protection in the event of insolvency while maintaining attractive risk-adjusted returns and current interest income. We generally seek for these secured loans to obtain security interests in the assets of our portfolio companies that serve as collateral in support of the repayment of these loans. This collateral may take the form of first or second priority liens on the assets of a portfolio company. In some cases, we may enter into debt investments that, by their terms, convert into equity or additional debt securities or defer payments of interest after our investment. Also, in some cases our debt investments may be collateralized by a subordinated lien on some or all of the assets of the borrower. Typically, our loans have maturities of three to ten years.
We seek to tailor the terms of our investments to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that protects our rights and manages our risk while creating incentives for the portfolio company to achieve its business plan and improve its profitability.
For example, in addition to seeking a senior position in the capital structure of our portfolio companies, we seek to limit the downside potential of our investments by:

•	requiring an expected total return on our investments (including both interest and potential equity appreciation) that compensates us for credit risk;

•	generally incorporating call protection into the investment structure where possible; and

•
negotiating covenants and information rights in connection with our investments that afford our portfolio companies flexibility in managing their businesses, but which are still consistent with our goal of preserving our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or participation rights. Our investments may include equity features, such as warrants or options to buy a minority interest in the portfolio company. Any warrants we receive with our debt securities generally require only a nominal cost to exercise, and thus, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We may structure the warrants to provide provisions protecting our rights as a minority-interest holder, as well as puts, or rights to sell such securities back to the company, upon the occurrence of specified events. In many cases, we may also seek to obtain registration rights in connection with these equity interests, which may include demand and “piggyback” registration rights.

We expect to hold most of our investments to maturity or repayment, but we may sell certain of our investments sooner if a liquidity event takes place such as a sale or recapitalization or worsening of credit quality of a portfolio company, among other reasons.
Valuation Process
The following is a description of the steps we take each quarter to determine the value of our portfolio. Our portfolio of investments is recorded at fair value as determined in good faith by or under the direction of our Board of Directors pursuant to a written valuation policy and a consistently applied valuation process utilizing the input of our investment adviser, independent valuation firms, third party pricing services and the Audit Committee of the Board of Directors. Since this process necessarily involves the use of judgment and the engagement of independent valuation firms, there is no certainty as to the value of our portfolio investments. Investments for which market quotations are readily available are recorded in our financial statements at such market quotations if they are deemed to represent fair value. Market quotations may be deemed not to represent fair value where AIM believes that facts and circumstances applicable to an issuer, a seller or purchaser or the market for a particular security causes current market quotes not to reflect the fair value of the security, among other reasons. Examples of these events could include cases in which material events are announced after the close of the market on which a security is primarily traded, when a security trades infrequently causing a quoted purchase or sale price to become stale or in the event of a “fire sale” by a distressed seller.
With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our Board of Directors has approved a multi-step valuation process each quarter, as described below:

1.	Our quarterly valuation process begins with each investment being initially valued by the investment professionals of our investment adviser who are responsible for the portfolio company.

2.	Preliminary valuation conclusions are then documented and discussed with senior management of our investment adviser.

3.
Independent valuation firms are engaged by our Board of Directors to conduct independent appraisals by reviewing our investment adviser’s preliminary valuations and then making their own independent assessment.

4.
The Audit Committee of the Board of Directors reviews the preliminary valuation of our investment adviser and the valuation prepared by the independent valuation firms and responds, if warranted, to the valuation recommendation of the independent valuation firms.

5.
The Board of Directors discusses valuations and determines in good faith the fair value of each investment in our portfolio based on the input of our investment adviser, the applicable independent valuation firm, and the Audit Committee of the Board of Directors.

In addition, some of our investments provide for payment-in-kind (“PIK”) interest or dividends. Such amounts of accrued PIK interest or dividends are added to the cost of the investment on the respective capitalization dates and generally become due at maturity of the investment or upon the investment being called by the issuer. Upon capitalization, PIK is subject to the fair value estimates associated with their related investments.
Ongoing Relationships with Portfolio Companies
Monitoring
AIM monitors our portfolio companies on an ongoing basis and also monitors the financial trends of each portfolio company to determine if each is meeting its respective business plans and to assess the appropriate course of action for each company. In addition, senior investment professionals of AIM may take board seats or obtain board observation rights for our portfolio companies.
AIM has several methods of evaluating and monitoring the performance and fair value of our investments, which can include, but are not limited to, the assessment of success of the portfolio company in adhering to its business plan and compliance with covenants; periodic and regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor, to discuss financial position, requirements and accomplishments; comparisons to other portfolio companies in the industry; attendance at and participation in board meetings; and review of monthly and quarterly financial statements and financial projections for portfolio companies.
AIM also uses an investment rating system to characterize and monitor our expected level of returns on each investment in our portfolio. These ratings are just one of several factors that AIM uses to monitor our portfolio, but they are not in and of themselves a determinative of fair value. AIM grades the credit risk of all investments on a scale of 1 to 5 no less frequently than quarterly. This system is intended primarily to reflect the underlying risk of a portfolio investment relative to our initial cost basis in respect of such portfolio investment (i.e., at the time of acquisition), although it may also take into account under certain circumstances the performance of the portfolio company’s business, the collateral coverage of the investment and other relevant factors.
Under this system, investments with a grade of 1 involve the least amount of risk to our initial cost basis. The trends and risk factors for this investment since origination or acquisition are generally favorable, which may include the performance of the portfolio company or a potential exit. Investments graded 2 involve a level of risk to our initial cost basis that is similar to the level of risk underwritten at the time of origination or acquisition. This portfolio company is generally performing in accordance with our analysis of its business and the full return of principal and interest or dividend is expected. Investments graded 3 indicate that the risk to our ability to recoup the cost of such investment has increased since origination or acquisition, but full return of principal and interest or dividend is expected. A portfolio company with an investment grade of 3 requires closer monitoring. Investments graded 4 indicate that the risk to our ability to recoup the cost of such investment has increased significantly since origination or acquisition, including as a result of factors such as declining performance and noncompliance with debt covenants, and we expect some loss of interest, dividend or capital appreciation, but still expect an overall positive internal rate of return on the investment. Investments graded 5 indicate that the risk to our ability to recoup the cost of such investment has increased materially since origination or acquisition and the portfolio company likely has materially declining performance. Loss of interest or dividend and some loss of principal investment is expected, which would result in an overall negative internal rate of return on the investment. For investments graded 4 or 5, AIM enhances its level of scrutiny over the monitoring of such portfolio company.
AIM monitors and, when appropriate, changes the investment ratings assigned to each investment in our portfolio. In connection with our valuation process, AIM reviews these investment ratings on a quarterly basis, and the Audit Committee of the Board of Directors monitors such ratings. It is possible that the grade of certain of these portfolio investments may be reduced or increased over time.
Managerial Assistance
As a BDC, we must offer, and must provide upon request, significant managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. We may receive fees for these services.
Competition
Our primary competitors in providing financing to middle-market companies include public and private funds, commercial and investment banks, commercial financing companies, other BDCs or hedge funds, and, to the extent they provide an alternative form of financing, private equity funds. Some of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC or the restrictions that the Code imposes on us as a RIC.
We also expect to use the industry information of AGM’s investment professionals to which we have access to assess investment risks and determine appropriate pricing for our investments in portfolio companies. In addition, we believe that the relationships of the senior managers of AIM and those of our affiliates enable us to learn about, and compete effectively for, financing opportunities with attractive middle-market companies in the industries in which we seek to invest.
Staffing
The Company has no employees. All of the services we utilize are provided by third parties. Our Chief Financial Officer and Chief Compliance Officer and additional personnel assisting them in such functions are employees of AIA and perform their respective functions under the terms of the administration agreement with AIA. Certain of our other executive officers are managing partners of our investment adviser. Our day-to-day investment operations are managed by our investment adviser, which draws on the broader capabilities of the Opportunistic Credit segment of AGM’s credit business. In addition, we generally reimburse AIA for our allocable portion of expenses incurred by it in performing its obligations under the administration agreement, including rent and our allocable portion of the cost of our Chief Financial Officer, Chief Compliance Officer and Corporate Secretary and their respective staffs.
Sarbanes-Oxley Act of 2002
The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. For example:

•
Pursuant to Rule 13a-14 under the Securities Exchange Act of 1934 (the “1934 Act”), our Chief Executive Officer and Chief Financial Officer must certify the accuracy of the financial statements contained in our periodic reports.

•	Pursuant to Item 307 of Regulation S-K, our periodic reports must disclose our conclusions about the effectiveness of our disclosure controls and procedures.

•	Pursuant to Rule 13a-15 of the 1934 Act, our management must prepare a report regarding its assessment of our internal control over financial reporting.

•
Pursuant to Item 308 of Regulation S-K and Rule 13a-15 of the 1934 Act, our periodic reports must disclose whether there were significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to material weaknesses.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We will continue to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

MANAGEMENT
Our business and affairs are managed under the direction of our board of directors. The board of directors currently consists of nine members, six of whom are not “interested persons” of Apollo Investment as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors (the “Independent Directors”). Our board of directors elects our officers, who serve at the discretion of the board of directors.
BOARD OF DIRECTORS
Under our charter, our directors are divided into three classes. Generally speaking, each class of directors holds office for a three year term. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies.
Directors
As of the date of this prospectus, information regarding the board of directors is as follows:

Name	Age	Position	Director Since	Expiration of Term
Interested Directors
John J. Hannan	63	Chairman of the Board and Director	2004	2018
James C. Zelter	54	Chief Executive Officer and Director	2008	2019
Bradley J. Wechsler	65	Director	2004	2019

Independent Directors
Hilary E. Ackermann	60	Director	2015	2018
Jeanette W. Loeb	64	Director	2011	2017
Frank C. Puleo	70	Director	2008	2017
R. Rudolph Reinfrank	61	Director	2013	2018
Carl Spielvogel	87	Director	2004	2017
Elliot Stein, Jr.	67	Director	2004	2019
_________________________________________
The address for each director is c/o Apollo Investment Corporation, 9 West 57th Street, New York, NY 10019.
Executive officers who are not directors
Information regarding our executive officers who are not directors is as follows:

Name	Age	Position
Howard Widra	47	President
Gregory W. Hunt	59	Chief Financial Officer and Treasurer
Cindy Z. Michel	42	Chief Compliance Officer and Vice President
Joseph D. Glatt	43	Chief Legal Officer, Vice President and Secretary
The address for each executive officer is c/o Apollo Investment Corporation, 9 West 57th Street, New York, NY 10019.
Board of Directors’ Oversight Role in Management
The board of directors’ role in management of Apollo Investment is oversight. As is the case with virtually all investment companies, including business development companies (as distinguished from operating companies), our service providers, primarily AIM, AIA and their affiliates, have responsibility for our day-to-day management, which includes responsibility for risk management (including management of investment performance and investment risk, valuation risk, issuer and counterparty credit risk, compliance risk and operational risk). As part of its oversight, the board of directors, acting at its scheduled meetings, or the chairman or the lead Independent Director acting between board of directors’ meetings, regularly interacts with and receives reports from senior personnel of service providers, including Apollo Investment’s Chief Executive Officer, its President and Chief Operating Officer and its Chief

Financial Officer (or a senior representative of their respective offices), Apollo Investment’s and AIM’s Chief Compliance Officer and portfolio management personnel.
The audit committee of the board of directors (which consists of all the Independent Directors), meets regularly, and between meetings the audit committee chair maintains contact, with our independent registered public accounting firm, our Chief Financial Officer and the internal auditor. In addition, at its quarterly meetings, the audit committee meets with the independent valuation services that evaluate certain of our securities holdings for which there are not readily available market values. The board of directors also receives periodic presentations from senior personnel of AIM or its affiliates regarding risk management generally, as well as periodic presentations regarding specific operational, compliance or investment areas such as business continuity, personal trading, valuation, credit and investment research.
The board of directors has adopted policies and procedures designed to address certain of our risks. In addition, Apollo Investment, AIM, AIA and other of our service providers have adopted a variety of policies, procedures and controls designed to address our particular risks. However, it is not possible to eliminate all of the risks applicable to us. The board of directors also receives reports from our counsel or counsel to AIM and the board of directors’ own independent legal counsel regarding regulatory compliance and governance matters. The board of directors’ oversight role does not make the board of directors a guarantor of our investments or activities or the activities of any of our service providers on behalf of Apollo Investment.
Board of Directors Composition and Leadership Structure
The 1940 Act requires that at least a majority of our directors not be “interested persons” (as defined in the 1940 Act) of Apollo Investment. Currently, six of our nine directors are Independent Directors. The chairman of the board of directors is an interested person of Apollo Investment, and the Independent Directors have designated a Lead Independent Director who chairs meetings or executive sessions of the Independent Directors, reviews and comments on board of directors’ meeting agendas, represents the views of the Independent Directors to management and facilitates communication among the Independent Directors and their counsel and between management and the Independent Directors. The board of directors has determined that its leadership structure, in which over 60% of the directors are not affiliated with AIM, is appropriate in light of the services that AIM and its affiliates provide to us and potential conflicts of interest that could arise from these relationships.
Biographical Information
Directors
Our directors have been divided into two groups—Independent Directors and interested directors. Interested directors are interested persons as defined in the 1940 Act.
Information About Each Director’s Experience, Qualifications, Attributes or Skills.
Additional information about each director follows (supplementing the information provided in the tables above) that describes some of the specific experiences, qualifications, attributes or skills that each director possesses which the board believes has prepared them to be effective directors. The board of directors believes that the significance of each director’s experience, qualifications, attributes or skills is an individual matter (meaning that experience that is important for one director may not have the same value for another) and that these factors are best evaluated at the board level, with no single director, or particular factor, being indicative of board effectiveness. However, the board of directors believes that directors need to have the ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with our management, service providers and counsel, in order to exercise effective business judgment in the performance of their duties; the board of directors believes that its members satisfy this standard. Experience relevant to having this ability may be achieved through a director’s educational background; business, professional training or practice (e.g., medicine, accounting or law), public service or academic positions; experience from service as a board member (including the board of directors of Apollo Investment) or as an executive of investment funds, public companies or significant private or not-for-profit entities or other organizations; and/or other life experiences. To assist them in evaluating matters under federal and state law, the directors are counseled by their own independent legal counsel, who participates in board of directors’ meetings and interacts with AIM, and also may benefit from information provided by our or AIM’s counsel; both board of directors and our counsel have significant experience advising funds and fund board members. The board of directors and its committees have the ability to engage other experts as appropriate. The board of directors evaluates its performance on an annual basis.
Independent Directors
Hilary E. Ackermann (60) Director. Ms. Ackermann became a Director of the Company in August 2015.  Ms. Ackermann currently serves as a Director of Dynegy Inc., a power company, where she also serves as Chair of the Finance and Commercial Oversight Committee. She also serves as a Director of The Hartford Funds mutual fund complex.  Ms. Ackermann was Chief Risk Officer with Goldman Sachs Bank USA from October 2008 until October 2011, where she also served as Vice Chair of the Bank Risk

Committee, was a member of Community Investment, Business Standards and New Activities Committees and the GS Group level Credit Policy and Capital Committees, and chaired the GS Group level Operational Risk Committee.  Ms. Ackermann served as Managing Director, Credit Department of Goldman Sachs & Co. from January 2002 until October 2008, as a Vice President of the Credit Department from 1989 to 2001, and as an Associate in the Credit Department from 1985 to 1988.  Prior to joining Goldman Sachs, Ms. Ackermann served as Assistant Department Head of the Credit Department at Swiss Bank Corporation from 1981 until 1985.
Jeanette W. Loeb (64) Director. Ms. Loeb became a Director of the Company in August 2011. Ms. Loeb currently serves as a Director and Chief Executive Officer of PetCareRx, Inc., a leading e-commerce pet pharmacy that sells pet medications, supplies and food directly to the consumer. Ms. Loeb joined PetCareRx, Inc. in 2001. From 1977 until 1994, Ms. Loeb was an investment banker at Goldman Sachs & Co., where she served as the head of the Structured Finance Department in the U.S. Ms. Loeb was named the first woman partner of Goldman Sachs & Co. in 1986 and served as a partner from 1986 to 1994. Ms. Loeb received an MBA from Harvard Business School and graduated Phi Beta Kappa from Wellesley College with a BA in economics. She currently serves on the board and the finance committee of New York City Center and the board for Alliance Bernstein Multi-Manager Alternative Fund, and has previously been on the board and audit committee of the United Nations Development Corporation, a member of the board of the Collegiate School, the Treasurer and a board member of the Society of Memorial Sloan Kettering, and a founding member of the Wellesley Business Leadership Council.
Frank C. Puleo (70) Director. Mr. Puleo became a Director of the Company in February 2008. Mr. Puleo currently serves as a Director of South Street Holdings, LLC (formerly known as CMET Finance Holdings, Inc.), a company that finances securities inventory for customers and dealers and licenses trade processing software, SLM Corp., a student loan company, and Syncora Capital Assurance, Inc., a monoline financial guaranty and insurance company. Previously, Mr. Puleo was also a partner at Milbank, Tweed, Hadley & McCloy LLP where he advised clients on structured finance transactions, bank and bank holding company regulatory and securities law matters. Mr. Puleo became a partner of Milbank, Tweed, Hadley & McCloy LLP in 1978 and Co-Chair of the firm’s Global Finance Group in 1995 until retiring at the end of 2006. He was a member of the firm’s Executive Committee from 1982 to 1991 and from 1996 to 2002. Mr. Puleo served as a Lecturer at Columbia University School of Law from 1997 to 2001.
R. Rudolph Reinfrank (61) Director. Mr. Reinfrank became a Director of the Company in June 2013. Mr. Reinfrank currently serves as a Director of Parker Drilling Company Inc. Since October 2009 Mr. Reinfrank has served as the Managing General Partner of Riverford Partners, LLC, a strategic advisory and investment firm based in Los Angeles, CA (“Riverford”). Riverford acts as an investor, board member and strategic adviser to growth companies and companies in transition. In 2000, Mr. Reinfrank co-founded and served as a Managing General Partner of Clarity Partners, L.P. until 2009. In 1997, he co-founded and serves as a Managing General Partner of Rader Reinfrank & Co. In 2006, he co-founded Clarity China, L.P. Mr. Reinfrank is also a Senior Adviser to Pall Mall Capital, Limited (London) and Transnational Capital Corporation.
Carl Spielvogel (87) Director. Ambassador Spielvogel became a Director of the Company in March 2004. Ambassador Spielvogel was and is currently Chairman and Chief Executive Officer of Carl Spielvogel Enterprises, Inc., an international management and counseling company, from 1997 to 2000, and from 2001 to present. From 2000 to 2001, Ambassador Spielvogel served as U.S. Ambassador to the Slovak Republic, based in Bratislava, Slovakia. He served as a Director of Interactive Data Corporation, Inc. from 1996 to 2009, and as a member of its Audit Committee and Chairman of the Independent Shareholders Committee. From 1994 to 1997, Ambassador Spielvogel was Chairman and Chief Executive Officer of the United Auto Group, Inc., one of the first publicly-owned auto dealership groups. Earlier, Ambassador Spielvogel was Chairman and Chief Executive Officer of Backer Spielvogel Bates Worldwide, a global marketing communications company from 1985 to 1994. Ambassador Spielvogel is a trustee of the Metropolitan Museum of Art; a member of the Board of Trustees and Chairman of the Business Council of the Asia Society; a member of the Board of Trustees of Lincoln Center for the Performing Arts; a member of the Council on Foreign Relations; a member of the Executive Committee of the Council of American Ambassadors; a Trustee and member of the Executive Committee of the State University of New York, and a former Fellow of the Kennedy School of Government at Harvard University. Before becoming an Ambassador, he was a Governor of the United States Government Board of Broadcasting.

Elliot Stein, Jr. (67) Director. Mr. Stein became a Director of the Company in March 2004 and currently serves as lead Independent Director. Mr. Stein has also been a Director of Apollo Senior Floating Rate Fund Inc. since 2011 and a Director of Apollo Tactical Income Fund Inc. since 2013. He has served as Chairman of Acertas LLC and Senturion Forecasting, LLC (consulting firms) since 2013 and Caribbean International News Corporation from 1985 to 2013, and is a board member of various private companies including Multi-Pack Solutions and Cohere Communications. Mr. Stein was a Managing Director of Commonwealth Capital Partners and has served as a Director of VTG Holdings and Bargain Shop Holdings, Inc.  Mr. Stein is a Trustee of Claremont Graduate University and the New School University. He is a member of the Council on Foreign Relations.  Mr. Stein received a BA from Claremont McKenna College.

Interested Directors
John J. Hannan (63) Chairman of the Board of Directors. Mr. Hannan became a Director of the Company in March 2004 and was elected as Chairman of the Board of Directors in August 2006. He served as the Chief Executive Officer from February 2006 to November 2008. Mr. Hannan, a senior partner of Apollo Management, L.P., co-founded Apollo Management, L.P. in 1990. He is also currently on the Board of Directors of EP Energy Corporation. Mr. Hannan formerly served as a Director of Vail Resorts, Inc. and Goodman Global, Inc.
Bradley J. Wechsler (65) Director. Mr. Wechsler became a Director of the Company in April 2004. Mr. Wechsler was the Co-Chairman and Co-Chief Executive Officer of IMAX Corporation from May 1996 through April 2009 and is currently Chairman. Since January 2015, Mr. Wechsler is the Managing Partner of Elysium, LLC, a limited liability company that manages the family office for Leon Black, the CEO of Apollo Global Management, LLC (“AGM”). Previously Mr. Wechsler has had several executive positions in the entertainment and finance industries and has made a number of private investments. Mr. Wechsler is a Vice-Chairman of the board of the NYU Hospital and Medical Center, a member of the Executive Committee and chairs its Finance Committee. He also sits on the board of Math for America and is a member of the Academy of Motion Picture Arts and Sciences.
James C. Zelter (54) Chief Executive Officer and Director. Mr. Zelter became the Chief Executive Officer and a Director of the Company in 2006. Mr. Zelter is the Managing Partner of Apollo Capital Management, L.P., where he oversees the firm’s activities in a broad array of asset classes. Prior to joining Apollo, Mr. Zelter was with Citigroup and its predecessor companies from 1994 to 2006. He was responsible for the global expansion and strong financial performance of the Special Situations Investment Group, a proprietary investment group he founded within Citigroup’s Fixed Income Division. As head of Citigroup’s Special Situations Investment Group, Mr. Zelter was responsible for the acquisition of approximately $5 billion of non-performing loan portfolios and ancillary investments. While with Citigroup, Mr. Zelter also served on the Global Fixed Income Management Committee. In this role, he oversaw the firm’s High Yield Trading, Sales and Capital Market Groups. From 2003 to 2005, Mr. Zelter was Chief Investment Officer of Citigroup Alternative Investments. In addition, he was a standing member of the Citigroup Pension Investment Committee, the Salomon Smith Barney Capital Partners Investment Committee and the Citigroup Mezzanine Partners Investment Committee. Prior to joining Citigroup in 1994, Mr. Zelter was a High Yield Trader at Goldman Sachs & Co. Mr. Zelter is a board member of DUMAC, the investment management company that oversees the Duke Endowment and Duke Foundation, and is on the board of the Dalton School. Mr. Zelter has a BA in Economics from Duke University.
Executive Officers who are not directors

Howard T. Widra (47) President. Mr. Widra has been with Apollo Global Management, LLC and/or its affiliates since 2013. He became the President of Apollo Investment Corporation in June 2016. Mr. Widra is a co-founder of MidCap Financial (“MidCap”), a $6 billion specialty finance business, and was formerly its Chief Executive Officer. Prior to MidCap, Mr. Widra was the founder and President of Merrill Lynch Capital Healthcare Finance. Prior to Merrill Lynch, Mr. Widra was President of GE Capital Healthcare Commercial Finance and held senior roles in its predecessor entities including President of Heller Healthcare Finance, and COO of Healthcare Financial Partners. Mr. Widra holds a J.D., Cum Laude, from the Harvard Law School and a B.A. in Economics from the University of Michigan.
Gregory W. Hunt (59) Chief Financial Officer and Treasurer. Mr. Hunt began his term as Chief Financial Officer and Treasurer of the Company in May 2012. Previously, Mr. Hunt was Executive Vice President and Chief Financial Officer for Yankee Candle which he joined in April 2010. Prior to joining Yankee Candle, Mr. Hunt served as the Executive Vice President of Strategic and Commercial Development for Norwegian Cruise Lines from 2007 to 2009. Prior to joining Norwegian Cruise Lines, Mr. Hunt served as Chief Financial Officer and Chief Restructuring Officer of Tweeter Home Entertainment Group, Inc. from 2006 to 2007 and Chief Financial Officer and Co-Chief Executive of Syratech Corporation from 2001 to 2006. Prior to Syratech, Mr. Hunt held several senior financial leadership positions including Chief Financial Officer of NRT Inc., Culligan Water Technologies, Inc. and Samsonite Corporation. Mr. Hunt also serves as a Director of LogicSource, Inc. and as a member of the Board of Advisors for the University of Vermont School of Business. Mr. Hunt earned a bachelor of science degree in accounting from the University of Vermont and is a Certified Public Accountant.
Cindy Z. Michel (42) Vice President and Chief Compliance Officer. Ms. Michel joined Apollo in 2007. Ms. Michel is also the Chief Compliance Officer of AGM. Prior to joining Apollo, Ms. Michel served as the Director of Compliance of the Private Equity Division and the Global Trading Strategies Group at Lehman Brothers. Prior to that, she was associated with the investment bank Credit-Suisse Securities as a member of its Compliance Department supporting the Private Equity and Investment Banking businesses. Before joining Credit-Suisse, Ms. Michel was associated with the law firm of DLA Piper. Ms. Michel graduated from Columbia University with an AB in English and Economics and holds a JD from Boston University School of Law.

Joseph D. Glatt (43) Chief Legal Officer, Secretary and Vice President. Mr. Glatt was appointed Chief Legal Officer of the Company in 2014, Secretary in 2010 and Vice President in 2009. Mr. Glatt is also currently General Counsel of Apollo Capital Management, L.P., a position he has held since 2007. Since 2011 he has served as the Chief Legal Officer of Apollo Senior Floating Rate Fund Inc., and since 2013, he has served as the Chief Legal Officer of Apollo Tactical Income Fund Inc. Mr. Glatt joined Apollo in 2007 and serves as General Counsel for Apollo Capital Management, L.P. Prior to that time, Mr. Glatt was associated with the law firms of Simpson Thacher & Bartlett LLP from 1998 to 2003 and Schulte Roth & Zabel LLP from 2003 to 2007, in each case, primarily focusing on mergers and acquisitions, leveraged buyouts and capital markets activities. Mr. Glatt received his JD from University of Pennsylvania Law School and graduated summa cum laude from Rutgers College with a BA in Political Science, Psychology and Hebraic Studies.
COMMITTEES OF THE BOARD OF DIRECTORS
Audit committee
The audit committee operates pursuant to an audit committee charter approved by our board of directors. The charter sets forth the responsibilities of the audit committee, which include selecting or retaining each year an independent registered public accounting firm (the “auditors”) to audit our annual financial statements; reviewing and discussing with management and the auditors our annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommending to the board of directors whether the audited financial statements should be included in our annual report on Form 10-K; reviewing and discussing with management and the auditors our quarterly financial statements prior to the filings of its quarterly reports on Form 10-Q; pre-approving the auditors’ engagement to render audit and/or permissible non-audit services; evaluating the qualifications, performance and independence of the auditors; reviewing preliminary valuations of the investment adviser and independent valuation firms and recommending valuations to the board of directors; and recommending compensation of the chief financial officer to the board of directors for determination. The audit committee is presently composed of six persons: Messrs. Reinfrank, Puleo, Spielvogel, Stein, Ms. Loeb and Ms. Ackermann, all of whom are Independent Directors and are otherwise considered independent under NASDAQ Marketplace Rule 5605(a)(2). Each member of the audit committee is expected to continue to serve on the audit committee after the Meeting. Mr. Reinfrank currently serves as the chairperson of the audit committee. Our board of directors has determined that Mr. Reinfrank is an “audit committee financial expert” as that term is defined under Item 401 of Regulation S-K under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The audit committee charter is available on our website
(http://www.apolloic.com). During the fiscal year ended March 31, 2016, the audit committee met eight times.
Nominating and corporate governance committee
The nominating and corporate governance committee is responsible for selecting qualified nominees to be elected to the board of directors by stockholders; identifying, selecting or recommending qualified nominees to fill any vacancies on the board of directors or a committee thereof; developing and recommending to the board of directors a set of corporate governance principles applicable to us; overseeing the evaluation of the board of directors and management; and undertaking such other duties and responsibilities as may from time to time be delegated by the board of directors to the nominating and corporate governance committee. The nominating and corporate governance committee is presently composed of six persons: Messrs. Puleo, Reinfrank, Spielvogel, Stein, Ms. Loeb and Ms. Ackermann. Mr. Stein currently serves as the chairman of the nominating and corporate governance committee. The nominating and corporate governance committee has adopted a written nominating and corporate governance committee charter which is available on our website (www.apolloic.com). During the fiscal year ended March 31, 2016, the nominating and corporate governance committee met four times.
Compensation committee
The compensation committee is responsible for determining, or recommending to the board of directors for determining, the compensation of our chief executive officer and all other executive officers, paid directly by us, if any. The compensation committee also assists the board of directors with all matters related to compensation, as directed by the board of directors. The current members of the compensation committee are Messrs. Reinfrank, Puleo, Spielvogel, Stein, Ms. Loeb and Ms. Ackermann, each of whom is not an interested person of us for purposes of the 1940 Act and the NASDAQ corporate governance rules. As shown below, none of our executive officers is directly compensated by us and, as a result, the compensation committee does not produce and/or review and report on executive compensation practices. The compensation committee Charter is available on our website (www.apolloic.com). During the fiscal year ended March 31, 2016, the compensation committee met two times.

COMPENSATION OF DIRECTORS AND OFFICERS
The following table shows information regarding the compensation expected to be received by the independent directors and executive officers for the fiscal year ended March 31, 2016. No compensation is paid by Apollo Investment to directors who are “interested persons.”

Name	Aggregate compensation from the Company	Pension or Retirement Benefits Accrued as Part of Company Expenses(1)	Total compensation from the Company paid to Director/Executive Officer
Independent Directors
Hilary E. Ackermann(2)	100,387	None	100,387
R. Rudolph Reinfrank	171,000	None	171,000
Jeanette Loeb	156,000	None	156,000
Frank C. Puleo	156,000	None	156,000
Carl Spielvogel	156,000	None	156,000
Elliot Stein, Jr.	183,500	None	183,500

Interested Directors
John J. Hannan	None	None	None
Bradley J. Wechsler	None	None	None
James C. Zelter (3)	None	None	None

Executive Officers
Edward J. Goldthorpe(4)	None	None	None
Gregory W. Hunt	None	None	None
Cindy Z. Michel	None	None	None
Joseph D. Glatt	None	None	None

(1)	We do not have a profit sharing or retirement plan, and our Directors and Executive Officers do not receive any pension or retirement benefits.

(2)
Ms. Ackermann was elected to serve as an independent director of the Company effective August 6, 2015 and has therefore received a prorated portion of the base fee for the Company's 2016 fiscal year as well as the appropriate fees for each meeting attended by her for the period.

(3)	Mr. Zelter is also an executive officer of the Company.

(4)	Mr. Goldthorpe resigned from his position as President of the Company on June 6, 2016 and Howard T. Widra was appointed President of the Company, effective as of June 6, 2016.
The independent directors’ annual fee is $125,000. The independent directors also receive $2,500 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting, $1,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with each committee meeting attended, and $1,500 for each telephonic committee or board meeting attended. In addition, the Lead Independent Director receives an annual fee of $25,000, the Chairman of the Audit Committee receives an annual fee of $15,000 and each chairman of any other committee receives an annual fee of $2,500 for additional services in these capacities. Further, we purchase directors’ and officers’ liability insurance on behalf of our directors and officers.
Additional information required by this item, including for example, compensation of officers and directors, is contained in the Registrant’s definitive Proxy Statement for its 2016 Annual Stockholders Meeting under the caption, “Compensation of Directors and Executive Officers” filed with the Securities and Exchange Commission on June 16, 2016 and is incorporated herein by reference.

INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT
Management services
AIM serves as our investment adviser and is a wholly-owned direct subsidiary of Apollo Global Management. AIM is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our board of directors, the investment adviser manages the day-to-day operations of, and provides investment advisory and management services to, Apollo Investment. Under the terms of an investment advisory and management agreement, AIM:

•	determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

•	identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and

•	closes and monitors the investments we make.
AIM’s services under the investment advisory and management agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.
Management fee
Pursuant to the investment advisory and management agreement, we pay AIM a fee for investment advisory and management services consisting of two components—a base management fee and an incentive fee. For the fiscal years ended March 31, 2016, 2015 and 2014, we paid $ 66.18 million, $73.60 million and $62.82 million, respectively, in base management fees and expensed $43.94, $53.18 million and $46.92 million, respectively, in performance-based incentive fees.
The base management fee is calculated at an annual rate of 2.00% of our average gross assets. The base management fee is payable quarterly in arrears. The base management fee is calculated based on the average value of our gross assets net of payable for investments and cash equivalents purchased at the end of the two most recently completed calendar quarters. Base management fees for any partial month or quarter are appropriately prorated.
The incentive fee has two parts, as follows: one part is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding calendar quarter. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, any expenses payable under the Administration Agreement, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income does not include any realized capital gains computed net of all realized capital losses and unrealized capital depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to the rate of 1.75% per quarter (7% annualized). Our net investment income used to calculate this part of the incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee.
We pay AIM an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the performance threshold of 1.75%;

•
100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the performance threshold but does not exceed 2.1875% in any calendar quarter (8.75% annualized); and

•	20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized).
The following is a graphical representation of the calculation of the income-related portion of the incentive fee:
Quarterly Incentive Fee Based on Net Investment Income

PRE-INCENTIVE FEE NET INVESTMENT INCOME
(EXPRESSED AS A PERCENTAGE OF THE VALUE OF NET ASSETS)

PERCENTAGE OF PRE-INCENTIVE FEE NET INVESTMENT INCOME
ALLOCATED TO INCOME-RELATED PORTION OF INCENTIVE FEE
These calculations are appropriately pro rated for any period of less than three months. The effect of the fee calculation described above is that if pre-incentive fee net investment income is equal to or exceeds 2.1875%, AIM will receive a fee of 20% of our pre-incentive fee net investment income for the quarter. You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee performance threshold and may result in a substantial increase of the amount of incentive fees payable to our investment adviser with respect to pre-incentive fee net investment income. Furthermore, since the performance threshold is based on a percentage of our net asset value, decreases in our net asset value make it easier to achieve the performance threshold.
The second part of the incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory and Management Agreement, as of the termination date) and will equal 20% of our realized capital gains for each calendar year computed net of all realized capital losses and unrealized capital depreciation and incorporating unrealized depreciation on a gross investment-by-investment basis at the end of such year. Capital gains with respect to any investment will equal the difference between the proceeds from the sale of such investment and the accreted or amortized cost basis of such investment.
Examples of Quarterly Incentive Fee Calculation †
Example 1: Income Related Portion of Incentive Fee (*):
Alternative 1
Assumptions
Investment income (including interest, dividends, fees, etc.) = 1.25%
Performance threshold (1) = 1.75%
Management fee (2) = 0.50%
Other expenses (legal, accounting, custodian, transfer agent, etc.) (3) = 0.20%
Pre-incentive fee net investment income
(investment income—(management fee + other expenses)) = 0.55%
Pre-incentive net investment income does not exceed performance threshold, therefore there is no incentive fee.
Alternative 2
Assumptions
Investment income (including interest, dividends, fees, etc.) = 2.70%
Performance threshold (1) = 1.75%
Management fee (2) = 0.50%
Other expenses (legal, accounting, custodian, transfer agent, etc.) (3) = 0.20%
Pre-incentive fee net investment income
(investment income—(management fee + other expenses)) = 2.00%
Incentive fee = 100% × pre-incentive fee net investment income, in excess of the performance threshold (4)
= 100% × (2.00% – 1.75%)
= 0.25%

Alternative 3
Assumptions
Investment income (including interest, dividends, fees, etc.) = 3.00%
Performance threshold (1) = 1.75%
Management fee (2) = 0.50%
Other expenses (legal, accounting, custodian, transfer agent, etc.) (3) = 0.20%
Pre-incentive fee net investment income
(investment income—(management fee + other expenses)) = 2.30%
Incentive fee = 100% × (2.1875% – 1.75%) + (20% × (pre-incentive fee net investment income—
2.1875%))
= 0.4375%
Incentive fee = (100% × 0.4375%) + (20% × (2.30% – 2.1875%))
= 0.4375% + (20% × 0.1125%)
= 0.4375% + 0.0225%
= 0.46%
_________________________________________

(†)	Calculated prior to giving effect to any fee waiver described below.

(*)	The hypothetical amount of pre-incentive fee net investment income shown is based on a percentage of total net assets.

(1)	Represents 7.0% annualized performance threshold.

(2)	Represents 2.0% annualized management fee.

(3)	Excludes organizational and offering expenses.

(4)
This provides our investment adviser with an incentive fee of 20% on all of our pre-incentive fee net investment income when our net investment income equals or exceeds 2.1875% in any calendar quarter.

Example 2: Capital Gains Portion of Incentive Fee:
Alternative 1:
Assumptions

•	Year 1: $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”)

•	Year 2: Investment A sold for $50 million and fair market value (“FMV”) of Investment B determined to be $32 million

•	Year 3: FMV of Investment B determined to be $25 million

•	Year 4: Investment B sold for $31 million
The capital gains portion of the incentive fee would be:

•	Year 1: None

•	Year 2: Capital gains incentive fee of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20%)

•	Year 3: None
$5 million (20% multiplied by ($30 million cumulative capital gains less $5 million cumulative capital depreciation)) less $6 million (previous capital gains fee paid in Year 2)

•	Year 4: Capital gains incentive fee of $200,000
$6.2 million ($31 million cumulative realized capital gains multiplied by 20%) less $6 million (capital gains fee taken in Year 2)

Alternative 2
Assumptions

•	Year 1: $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”)

•	Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million

•	Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million

•	Year 4: FMV of Investment B determined to be $35 million

•	Year 5: Investment B sold for $20 million
The capital gains incentive fee, if any, would be:

•	Year 1: None

•	Year 2: $5 million capital gains incentive fee
20% Multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B)

•	Year 3: $1.4 million capital gains incentive fee (1)
$6.4 million (20% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5 million capital gains fee received in Year 2

•	Year 4: None

•	Year 5: None
$5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative capital gains fee paid in Year 2 and Year 3”
Effective April 1, 2016 through March 31, 2017 (the "waiver period"), the investment adviser has agreed to waive 25% of its base management fee and up to 25% of its performance-based incentive fee so that during the waiver period the management fee is reduced from 2% to 1.5% and the incentive fee on pre-incentive fee net investment income (“incentive fee”) could be accrued at as low a rate as 15% to the extent the Company experiences cumulative net realized and change in unrealized losses during the waiver period (“cumulative net losses”).
During the waiver period, assuming that the investment adviser would earn incentive fees at the 20% rate provided in the Investment Advisory Agreement, the incentive fee will initially be accrued at the rate of 17.5% and will be adjusted as of the end of each quarter. The incentive fee accrual will be increased up to a maximum rate of 20% to the extent that the Company experiences cumulative net realized and change in unrealized gains (“cumulative net gains”) during the period and will be decreased down to a minimum rate of 15% to the extent that the Company experiences cumulative net losses during the period. The inclusion of cumulative net gains and cumulative net losses will be measured on a cumulative basis from April 1, 2016 through the end of each quarter during the waiver period. Any cumulative net gains will result in a dollar for dollar increase in the incentive fee payable up to a maximum rate of 20% and any cumulative net losses will result in a dollar for dollar decrease in the incentive fee payable down to a minimum rate of 15%.
If the resulting incentive fee rate is less than 20%, the percentage at which the investment adviser’s 100% catch-up is complete will also be reduced ratably from 2.1875% (8.75% annualized) to as low as 2.06% (8.24% annualized).
As an illustration of the foregoing incentive fee waiver, if cumulative pre-incentive fee net investment income through the end of each successive quarter during the waiver period is $54 million, $108 million, $161 million and $215 million, and the cumulative net gains or cumulative net losses are $20 million gains, $20 million losses, zero and $10 million losses, the incentive fee would be accrued at a rate of 20% for the first quarter, 15% through the first two quarters, 17.5% through the first three quarters, and 15% through the end of the fiscal year.
Payment of our expenses
All investment professionals of the investment adviser and their respective staffs when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by AIM. We bear all other costs and expenses of our operations and transactions, including those relating to: calculation of our net asset value (including the cost and expenses of any independent valuation firm);

expenses incurred by AIM payable to third parties, including agents, consultants or other advisers, in monitoring our financial and legal affairs and in monitoring our investments and performing due diligence on our prospective portfolio companies; interest payable on debt, if any, incurred to finance our investments; offerings of our common stock and other securities; investment advisory and management fees; fees payable to third parties, including agents, consultants or other advisers, relating to, or associated with, evaluating and making investments; transfer agent and custodial fees; registration fees; listing fees; taxes; independent directors’ fees and expenses; costs of preparing and filing reports or other documents of the SEC; the costs of any reports, proxy statements or other notices to stockholders, including printing costs; our allocable portion of the fidelity bond, directors’ and officers’ errors and omissions liability insurance, and any other insurance premiums; direct costs and expenses of administration, including auditor and legal costs; and all other expenses incurred by us or Apollo Administration in connection with administering our business, such as our allocable portion of overhead under the administration agreement, including rent and our allocable portion of the cost of our chief compliance officer, chief financial officer and corporate secretary and their respective staffs.
_________________________________________

(1)
As illustrated in Year 3 of Alternative 1 above, if Apollo Investment were to be wound up on a date other than December 31st of any year, Apollo Investment may have paid aggregate capital gain incentive fees that are more than the amount of such fees that would be payable if Apollo Investment had been wound up on December 31st of such year.

Duration and termination
The continuation of our investment advisory and management agreement was approved by our board of directors on March 12, 2015. Unless terminated earlier as described below, it will remain in effect from year to year if approved annually by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not “interested persons” as defined in the 1940 Act. The investment advisory and management agreement will automatically terminate in the event of its assignment. Either party may terminate the investment advisory and management agreement without penalty upon not more than 60 days’ written notice to the other party. See “Risk Factors—Risks relating to our business and structure—We are dependent upon AIM’s key personnel for our future success and upon their access to Apollo’s investment professionals and partners.”
Indemnification
The investment advisory and management agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or reckless disregard of its duties and obligations, AIM and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from Apollo Investment for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of AIM’s services under the investment advisory and management agreement or otherwise as an investment adviser of Apollo Investment.
Organization of the investment adviser
AIM is a Delaware limited partnership that is registered as an investment adviser under the Advisers Act. The principal executive offices of AIM are at 9 West 57th Street, New York, NY 10019.
Portfolio Managers
AIM, our investment adviser, is led by John Hannan, James Zelter, Howard Widra, Patrick Ryan and Tanner Powell. Potential investment and disposition opportunities are generally approved by one or more committees comprised of personnel across AGM, including Messrs. Zelter, Widra, Ryan and Powell and/or all or a majority of Messrs. Zelter, Widra, Ryan and Powell depending on the underlying investment type and/or the amount of such investment. The composition of such committees and the overall approval process for our investments may change from time to time. AIM draws upon AGM’s more than 25 year history and benefits from the broader firm’s significant capital markets, trading and research expertise developed through investments in many core sectors in over 200 companies since inception.
Within the context of the structure described above, the following individuals (the “Portfolio Managers”) have senior responsibility for the management of our investment portfolio: Howard Widra, James Zelter, Tanner Powell and Justin Sendak. Mr. Powell is AIM’s Chief Investment Officer and has primary responsibility for the day-to-day implementation and management of our investment portfolio.
For a discussion of Messrs. Widra and Zelter, please see “Management-Board of Directors-Biographical Information.”
Mr. Powell joined AIM in 2006. From 2004 to 2006, Mr. Powell served as an analyst in Goldman Sachs’ Principal Investment Area (PIA), concentrating on mezzanine investing. From 2002 to 2004, Mr. Powell was an analyst in the Industrials group at Deutsche Bank. Mr. Sendak joined AGM in 2007 to concentrate on leveraged bank debt, high yield securities and alternative investment opportunities. Prior to joining AGM, Mr. Sendak was a Managing Director at Merrill Lynch & Co. specializing in underwriting and placing 144A high yield securities and leveraged loans involving transactions ranging between U.S. $250 million to U.S. $10 billion. Prior to that role, Mr. Sendak was a Managing Director in Capital Markets at CIBC World Markets Corp. from 2002 to 2005. Prior to 2002, Mr. Sendak was a Managing Director in CIBC World Markets Corp’s Leveraged Finance Group, specializing in the structuring and placing of institutional bank debt.
Other Accounts Managed. As of March 31, 2016, the Portfolio Managers were primarily responsible for the day-to-day portfolio management of the following accounts:

Name of Portfolio Manager	Type of Accounts	Total Number of Accounts Managed	Total Assets (in millions) (1)	Number of Accounts Managed for which Advisory Fee is Based on Performance	Total Assets for which Advisory Fee is Based on Performance (in millions) (2)
Howard Widra(3)	Registered Investment Companies:	None	$—	—	$—
	Other Pooled Investment Vehicles:	None	$—	—	$—
	Other Accounts:	None	$—	—	$—

James C. Zelter	Registered Investment Companies:	None	$—	—	$—

	Other Pooled Investment Vehicles:	None	$—	—	$—

	Other Accounts:	None	$—	—	$—

Tanner Powell	Registered Investment Companies:	None	$—	—	$—
	Other Pooled Investment Vehicles:	1	$968	—	$968
	Other Accounts:	None	$—	1	$—

Justin Sendak	Registered Investment Companies:	None	$—	—	$—

	Other Pooled Investment Vehicles:	None	$—	—	$—

	Other Accounts:	None	$—	—	$—
_________________________________________

(1)	Total assets represents assets under management as defined by Apollo Global Management, LLC, which includes unfunded commitments.

(2)	Represents the assets under management of the accounts managed that generate incremental fees in addition to management fees.

(3)
Mr. Widra also serves as a Portfolio Manager of MidCap Financial, a specialty finance business managed by Apollo Capital Management, L.P., an affiliate of AGM, with $5.8 billion in assets under management as of March 31, 2016.

Compensation. AIM’s financial arrangements with the Portfolio Managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors. The principal components of compensation include base compensation and discretionary compensation.
Base Compensation. Generally, Portfolio Managers receive an annual salary that is consistent with the market rate of annual salaries paid to similarly situated investment professionals.
Discretionary Compensation. Portfolio Managers also receive discretionary compensation generally consisting of two components: an annual bonus and carried interest.

•
Annual Bonus. Generally, a Portfolio Manager receives an annual bonus based on such person’s individual performance, operational performance for the Apollo-advised accounts for which such person serves, and such Portfolio Manager’s impact on the overall operating performance and potential to contribute to long-term value and growth. A portion of each annual bonus may be deferred, and, at the discretion of Apollo, may be in the form of cash or equity of an Apollo entity, such as restricted stock units of Apollo Global Management, LLC.

•	Carried Interest. Generally, a Portfolio Manager receives carried interests with respect to the Apollo-advised accounts, subject to standard terms and conditions, including vesting.
Material Conflicts of Interest. Actual or apparent conflicts of interest may arise when a Portfolio Manager has day-to-day management responsibilities with respect to more than one fund or other account.
Certain inherent conflicts of interest arise from the fact that the Portfolio Managers, AIM and its affiliates provide investment management services both to us and the other Apollo-advised accounts, including other funds, client accounts, proprietary accounts and any other investment vehicles that AIM and its affiliates may establish from time to time, in which we will not have an interest. The Portfolio Managers, AIM and its affiliates may give advice and recommend securities to the other Apollo-advised accounts that may differ from advice given to, or securities recommended or bought for, us, even though their investment objectives may be the same or similar to ours.
AIM will seek to manage potential conflicts of interest in good faith; nonetheless, the portfolio strategies employed by the Portfolio Managers, AIM and its affiliates in managing the other Apollo-advised accounts could conflict with the transactions and strategies employed by the Portfolio Managers in managing us and may affect the prices and availability of the securities and instruments in which we invest. Conversely, participation in specific investment opportunities may be appropriate, at times, for both us and the other Apollo-advised accounts. It is the policy of AIM to generally share appropriate investment opportunities (and sale opportunities) with the other Apollo-advised accounts to the extent consistent with applicable legal requirements. In general, this policy will result in such opportunities being allocated pro rata among us and the other Apollo-advised accounts. Nevertheless, investment and/or opportunities may be allocated other than on a pro rata basis, to the extent it is done in good faith and does not, or is not reasonably expected to, result in an improper disadvantage or advantage to one participating Apollo-advised account as compared to another participating Apollo-advised account.
In the event investment opportunities are allocated among us and the other Apollo-advised accounts, we may not be able to structure our investment portfolio in the manner desired. Although AIM endeavors to allocate investment opportunities in a fair and equitable manner, it is possible that we may not be given the opportunity to participate in certain investments made by the other Apollo-advised accounts or portfolio managers affiliated with AIM. Furthermore, we and the other Apollo-advised accounts may make investments in securities where the prevailing trading activity may make impossible the receipt of the same price or execution on the entire volume of securities purchased or sold by us and the other Apollo-advised accounts. When this occurs, the various prices may be averaged, and we will be charged or credited with the average price. Thus, the effect of the aggregation may operate on some occasions to our disadvantage. In addition, under certain circumstances, we may not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order.
It is possible that other Apollo-advised accounts may make investments in the same or similar securities at different times and on different terms than us. From time to time, we and the other Apollo-advised accounts may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. Conflicts may also arise because portfolio decisions regarding us may benefit the other Apollo-advised accounts. For example, the sale of a long position or establishment of a short position by us may impair the price of the same security sold short by (and therefore benefit) one or more Apollo-advised accounts, and the purchase of a security or covering of a short position in a security by us may increase the price of the same security held by (and therefore benefit) one or more Apollo-advised accounts.
Although the professional staff of AIM will devote as much time to our management as AIM deems appropriate to perform its obligations, the professional staff of AIM may have conflicts in allocating its time and services among us and AIM’s other investment vehicles and accounts. AIM and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of AIM and its professional staff. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of AIM and their officers and employees will not be devoted exclusively to our business but will be allocated between our business and the management of the monies of other clients of AIM.
Variation in Compensation. A conflict of interest may arise where the financial or other benefits available to a Portfolio Manager differ among the accounts that he or she manages. If the structure of AIM’s management fee or the Portfolio Manager’s compensation differs among accounts (such as where certain accounts pay higher management fees or performance based management fees), the Portfolio Managers may be motivated to favor certain accounts over others. The Portfolio Managers also may be motivated to favor accounts in which they have investment interests, or in which AIM or its affiliates have investment interests. Similarly, the desire to maintain assets under management or to enhance a Portfolio Manager’s performance record or to derive other rewards, financial or otherwise, could influence the Portfolio Manager in affording preferential treatment to those accounts that could most significantly benefit the Portfolio Manager. For example, as reflected above, if a Portfolio Manager manages accounts which have performance fee arrangements, certain portions of his or her compensation will depend on the achievement of performance milestones on those accounts. The Portfolio Manager could be incented to afford preferential treatment to those accounts and thereby be subject to a potential conflict of interest.
We and AIM have adopted compliance policies and procedures that are reasonably designed to address the various conflicts of interest that may arise for AIM and its staff members. However, there is no guarantee that such policies and procedures will be able to detect and prevent every situation in which an actual or potential conflict may arise.
Beneficial Ownership of Securities. The following table sets forth the dollar range of our equity securities beneficially owned by each of the Portfolio Managers as of March 31, 2016.

Name of Portfolio Manager	Dollar Range of Equity Securities in Apollo Investment (1)
Tanner Powell	$10,001-$50,000
Howard Widra	$—
Justin Sendak	$10,001-$50,000
James C. Zelter	over $1,000,000

(1)	Dollar ranges are as follows: None, $1—$10,000, $10,001—$50,000, $50,001—$100,000, $100,001—$500,000, $500,001—$1,000,000 or over $1,000,000.
Board Approval of the Investment Advisory and Management Agreement
At a meeting of our board of directors held on March 11, 2016, the board, including our directors who are not “interested persons” as defined in the 1940 Act, voted to approve the continuation of the investment advisory and management agreement between us and AIM for another annual period in accordance with the requirements of the 1940 Act. Our independent directors had the opportunity to consult in executive session with their counsel regarding the approval of such agreement. In reaching a decision to approve the continuation of the investment advisory and management agreement, our board of directors considered all factors that it believed to be relevant (including those described below). Our board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination. Rather, our board of directors based its approval on the totality of information presented to, and reviewed by, it. In considering the renewal of our investment advisory and management agreement, individual directors may have given different weights to different factors. The substance of the board's considerations are summarized as follows:
Nature, extent and quality of services. Our board of directors received and considered information regarding the nature, extent and quality of the investment selection process employed by our investment adviser. In addition, our board of directors received and considered other information regarding the administrative and other services rendered to us by affiliates of the investment adviser and noted information received at regular meetings throughout the year related to the services rendered by the investment adviser in its management of our affairs. Our board of directors also considered the backgrounds and responsibilities of the investment adviser's senior personnel and their qualifications and experience in connection with the types of investments made by us. The board noted changes to the investment adviser's personnel and the investment adviser's commitment to providing us with qualified investment and compliance personnel. Our board of directors concluded that our investment adviser's continued investment in staff and services appears sufficient to support our investment program and our investment adviser's parent company continues to support, and reiterate its willingness and ability to support our investment adviser's investment activities through shared resources and financial commitments. Our board of directors determined that the nature, extent and quality of the services provided by our investment adviser are adequate and appropriate.
Comparative analysis of our investment performance and management fees and expense ratio. Our board of directors reviewed the long-term and short-term investment performance of Apollo Investment and the investment adviser, as well as comparative data with respect to the long-term and short-term investment performance of other externally-managed business development companies, as provided by an independent third party information provider. As part of its review, our board of directors acknowledged that our investment performance has been adversely affected in recent periods, among other reasons, by our known emphasis in certain verticals, including oil and gas. Based on this acknowledgement and its understanding of our investment adviser's overall investment strategy and selection process, our board of directors concluded that our underperformance merited its ongoing consideration when approving the fees payable under our investment advisory and management agreement, including the fee waivers on our base management fee and incentive fee for the ensuing fiscal year.
Our board of directors also considered comparative data provided by the independent third party information provider based on publicly available information on the services rendered to, and the fees (including the base management fees and incentive fees) paid by, other externally-managed business development companies, as well as our operating expenses and expense ratio compared to other externally-managed business development companies, including those business development companies with similar investment objectives. Based upon its review, the board of directors concluded that the fee rates, including accounting for the fee waivers on our base management fee and incentive fee for the ensuing fiscal year, were within range of the fee rates of other externally-managed business development companies.
Cost of services provided and profits realized by our investment adviser and its affiliates from their relationship with us. Our board of directors received information regarding the profitability to our investment adviser and its affiliate and the methodology used by our investment adviser in allocating its costs regarding our operations and calculating profitability. In addition, our board of directors considered whether any direct or indirect collateral benefits inured to our investment adviser as a result of its affiliation with us. It was noted that we have entered into a separate administration agreement pursuant to which an affiliate of our investment adviser provides us with certain personnel and services not otherwise provided under our investment advisory and management agreement, which services are required for our operations, and we generally reimburse that affiliate on an at cost basis for such services.
Economies of scale and other benefits to our investment adviser. Our board of directors considered information about the potential of the investment adviser to realize economies of scale in managing our assets, and determined that, at this time, there were no material economies of scale to be realized by the investment adviser in managing our assets and that, to the extent future material economies of scale were realized, our board of directors would consider whether those economies of scale should be shared with us. The board also considered any "fallout" benefits or ancillary revenue received by AIM or its affiliates in connection with the services provided to us. Our board of directors considered the overall costs to our investment adviser and its affiliates to provide the scope of services we require to conduct our operations, including the reimbursement of expenses by us for administrative services under the separate administration agreement.
In evaluating our investment advisory and management agreement, our board of directors also relied on its previous knowledge, gained, among other ways, through meetings and other interactions with our investment adviser and its representatives and affiliates, of our investment adviser and the services provided to us by our investment adviser and its affiliates. Our board of directors also relied on information received or obtained on a routine and regular basis throughout the year relating to our operations and the investment management and other services provided under the agreement, including information on our investment performance in comparison to other business development companies and in light of general market conditions. In addition, our board of directors' consideration of our contractual fee arrangements had the benefit of a number of years of reviews of prior arrangements. Certain aspects of the arrangements may receive greater scrutiny in some years than in others, and the conclusions our of board of directors may be based, in part, on information obtained as part of these reviews. Based on the information reviewed and the discussions above, our directors, including a majority of our directors who are not "interested persons" as defined in the 1940 Act, unanimously determined to approve the continuation of our investment advisory and management agreement.
ADMINISTRATION AGREEMENT
Pursuant to a separate administration agreement, AIA furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Under the administration agreement, AIA also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, AIA assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Payments under the administration agreement are equal to an amount based upon our allocable portion of AIA’s overhead in performing its obligations under the administration agreement, including rent and our allocable portion of the cost of our chief compliance officer and chief financial officer and their respective staffs. Under the administration agreement, AIA also provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance. Either party may terminate the administration agreement without penalty upon 60 days’ written notice to the other party.
At the fiscal years ended March 31, 2016, 2015 and 2014, expenses accrued under the administration agreement were $6.3 million, $5.7 million and $5.6 million, respectively. For administrative expenses accrued during the most recently completed fiscal quarter, please see “Management’s Discussion and Analysis of Financial Condition and Result of Operations—Results of Operations—Expenses.”

Indemnification
The administration agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or reckless disregard of its duties and obligations, AIA and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of AIA’s services under the administration agreement or otherwise as administrator for us.
LICENSE AGREEMENT
We have entered into a license agreement with AGM pursuant to which AGM has agreed to grant us a non-exclusive, royalty-free license to use the name “Apollo.” Under this agreement, we have the right to use the “Apollo” name, for so long as AIM or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we will have no legal right to the “Apollo” name. This license agreement will remain in effect for so long as the investment advisory and management agreement with our investment adviser is in effect.

CERTAIN RELATIONSHIPS
We have entered into an investment advisory and management agreement with AIM. Certain of our senior officers and our chairman of the board of directors have ownership and financial interests in AIM. Certain of our senior officers also serve as principals of other investment managers affiliated with AIM that may in the future manage investment funds with investment objectives similar to ours. In addition, our executive officers and directors and the partners of our investment adviser, AIM, serve or may serve as officers, directors or principals of entities that operate in the same or related line of business as we do, or of investment funds managed by its affiliates, although we may not be given the opportunity to participate in certain investments made by investment funds managed by advisers affiliated with AIM. However, our investment adviser and its affiliates intend to allocate investment opportunities in a fair and equitable manner consistent with our investment objectives and strategies so that we are not disadvantaged in relation to any other client.
We have entered into a royalty-free license agreement with AGM, pursuant to which AGM has agreed to grant us a non-exclusive license to use the name “Apollo.” Under the license agreement, we have the right to use the “Apollo” name for so long as AIM or one of its affiliates remains our investment adviser. In addition, we rent office space from AIA, an affiliate of AIM, and pay Apollo Administration our allocable portion of overhead and other expenses incurred by Apollo Administration in performing its obligations under our administration agreement with AIA, including our allocable portion of the cost of our chief financial officer and chief compliance officer and their respective staffs, which can create conflicts of interest that our board of directors must monitor. We may invest, to the extent permitted by law, on a concurrent basis with affiliates of AIM, subject to compliance with applicable regulations and our allocation procedures.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS
As of December 16, 2016, to our knowledge, there were no persons that owned 25% or more of our outstanding voting securities, and no person would be deemed to control us, as such term is defined in the 1940 Act.
The following table sets forth, as of December 16, 2016, certain ownership information with respect to our common stock for each person whom we believe, based upon Schedule 13D, Schedule 13G, Form 13F or other filings by such person with the SEC and other information obtained from such person, may beneficially own 5% or more of our outstanding common stock, and for all officers and directors as a group as of December 16, 2016. Unless otherwise indicated, we believe that each beneficial owner set forth in the table has sole voting and investment power over such securities.

Name and address of Beneficial Owner	Type of ownership(1)	Shares owned	Percentage of common stock outstanding
Thornburg Investment Management Inc. (2)	Beneficial	24,808,839	11.29%
FMR LLC (3)	Beneficial	13,510,191	6.15%
Apollo Principal Holdings III LP(4)	Beneficial	8,885,229	4.04%
All officers and directors as a group (12 persons) (5)	Beneficial	673,147	*

*	Represents less than 1%.

(1)	All of our common stock is owned of record by Cede & Co., as nominee of The Depository Trust Company.

(2)
The principal address for Thornburg Investment Management Inc. (“Thornburg”) is 2300 North Ridgetop Road, Santa Fe, New Mexico 87506. Information obtained from a Form 13F filed by Thornburg with the SEC reporting share ownership as of September 30, 2016. Based on that filing, Thornburg maintains the sole power to vote or dispose of 24,808,839 shares.

(3)
The principal address for FMR LLC (“FMR”) is 245 Summer Street, Boston, Massachusetts 02210. Information obtained from a Form 13F filed by FMR with the SEC reporting share ownership as of September 30, 2016. Based on that filing, FMR maintains the sole power to vote 946,954 shares and has no power to vote 12,563,237 shares and has shared power with investment advisers under common control to dispose of 13,510,191 shares.

(4)	Apollo Principal Holdings III LP is an affiliate of the Company.
The following table sets forth the dollar range of our equity securities beneficially owned by each of our directors as of December 16, 2016. Information as to the beneficial ownership is based on information furnished to Apollo Investment Corporation by such persons. (We are not part of a “family of investment companies” as that term is defined in the 1940 Act).

Name of Director	Dollar Range of Equity Securities in Apollo Investment Corporation (1)
Independent Directors
Hilary E. Ackermann	$ 50,001 – $100,000
Jeanette Loeb (2)	$ 100,001 – $500,000
Frank C. Puleo	$ 100,001 – $500,000
R. Rudolph Reinfrank	$ 100,001 – $500,000
Carl Spielvogel (2)	$ 1 – $ 10,000
Elliot Stein, Jr. (2)	$ 100,001 – $500,000
Interested Directors
John J. Hannan (2)	$ 500,001 – $1,000,000
James C. Zelter	Over $1,000,000
Bradley J. Wechsler	$ 100,001 – $500,000

(1)	Dollar ranges are as follows: None, $1—$10,000, $10,001—$50,000, $50,001—$100,000, $100,001—$500,000, $500,001—$1,000,000 or over $1,000,000.

(2)	Dollar range includes shares held through indirect beneficial ownership of a family trust.

PORTFOLIO COMPANIES
The following is a listing of each portfolio company or its affiliate, together referred to as portfolio companies, in which we had an investment at March 31, 2016. A percentage shown for a class of investment securities held by us represents the percentage of the class owned and does not necessarily represent voting ownership. A percentage shown for equity securities, other than warrants or options, represents the actual percentage of the class of security held on a fully diluted basis. A percentage shown for warrants and options held represents the percentage of a class of security we may own assuming we exercise our warrants or options after dilution. See the financial statements to this base prospectus and any accompanying prospectus supplement for information regarding the fair value of these securities and for the general terms of any loans to the portfolio companies.
The portfolio companies are presented in three categories: “companies more than 25% owned,” which represent portfolio companies with respect to which we directly or indirectly own more than 25% of the outstanding voting securities of such portfolio company and, therefore, unless otherwise noted, are presumed to be controlled by us under the 1940 Act; “companies owned 5% to 25%,” which represent portfolio companies with respect to which we directly or indirectly own 5% to 25% of the outstanding voting securities of such portfolio company or with respect to which we hold one or more seats on the portfolio company’s board of directors and, therefore, are deemed to be an affiliated person under the 1940 Act; and “companies less than 5% owned,” which represent portfolio companies with respect to which we directly or indirectly own less than 5% of the outstanding voting securities of such portfolio company and with respect to which we have no other affiliations. We make available significant managerial assistance to our portfolio companies. We generally request and may receive rights to observe the meetings of our portfolio companies’ board of directors.

Name and Address of Portfolio Company	Nature of its Principal Business	Title of Securities Held by Apollo Investment	Percentage of Class Held (1)
Companies More Than 25% Owned
Dynamic Product Tankers (2) 4, Possidonos Avenue, Kallithea GR 17674, Greece	Transportation - Cargo, Distribution	Common Equity/Partnership Interests	85.00%
Generation Brands Holdings, Inc. 7400 Linder Ave Skokie, IL 60077	Consumer Goods - Durable	Common Equity/ Partnership Interests	27.94%(3)
Golden Bear Warehouse LLC (2) 1201 North Organ Street Suite 800 Wilmington, DE 19801-1186	Diversified Investment Vehicles, Banking, Finance, Real Estate	Structured Products and Other	100.00%(3)
Highbridge Loan Management 3-2014, Ltd. (2) c/o Maples FS Limited P.O. Box 1093 Boundary Hall, Cricket Square Grand Cayman KY1-1108 Cayman Islands	Diversified Investment Vehicles, Banking, Finance, Real Estate	Structured Products and Other	25.96%(3)
Ivy Hill Middle Market Credit Fund IX, Ltd. (2) 245 Park Avenue, 44th Floor New York, NY 10167	Diversified Investment Vehicles, Banking, Finance, Real Estate	Structured Products and Other	31.73%(3)
Ivy Hill Middle Market Credit Fund X, Ltd. (2) 245 Park Avenue, 44th Floor New York, NY 10167	Diversified Investment Vehicles, Banking, Finance, Real Estate	Structured Products and Other	31.78%(3)

LVI Group Investments, LLC Seven Penn Plaza 370 Seventh Avenue, Suite 1803 New York, NY 10001	Environmental Industries	Common Equity/Partnership Interests	36.24%(3)
MCF CLO I LLC (2) c/o Madison Capital Funding 30 South Wacker Dr., Suite 3700 Chicago, IL 60606	Diversified Investment Vehicles, Banking, Finance, Real Estate	Structured Products and Other	97.49%(3)
MCF CLO III LLC (2) c/o Madison Capital Funding 30 South Wacker Drive, Suite 3700 Chicago, IL 60606	Diversified Investment Vehicles, Banking, Finance, Real Estate	Structured Products and Other	97.67%(3)
Merx Aviation Finance, LLC 57 W. 57th St., Suite 325 New York, NY 10019	Aviation and Consumer Transport (4)	1st Lien, Common Equity/Partnership Interests	100.00%
Miller Energy Resources, Inc. 9051 Executive Park Drive, Suite 103 Knoxville, TN 37932	Energy - Oil & Gas	2nd Lien, Common Equity/Partnership Interests	48.75%
MSEA Tankers LLC (2) c/o Trust Company of the Marshall Islands, Inc., Trust Company Complex Suite 206, 3055 Ajeltake Road Majuro, Marshall Islands MH 96960	Transportation - Cargo & Distribution	Common Equity/ Partnership Interests	98.03%
Solarplicity Group Limited (2) Suite 326 20 Birchin Court Lane London, England EC3V 9DU	Energy - Electricity	1st Lien, Common Equity/Partnership Interests	28.25%
Companies 5% to 25% Owned
Crowley Holdings, Series A 9487 Regency Square Blvd. Jacksonville, FL 32225	Transportation - Cargo & Distribution	Preferred Equity	20.76%
Energy & Exploration Partners, Inc. Two City Place, Suite 1700 One Hundred Throckmorton St. Fort Worth, TX 76102	Energy - Oil & Gas	Warrants	7.10%
Garden Fresh Restaurant Corp. 15822 Bernardo Center Drive Suite A San Diego, CA 92127	Hotel, Gaming, Leisure, Restaurants	2nd Lien, Common Equity/Partnership Interests	8.53%

Jamestown CLO I Ltd. (2) Clifton House, 75 Fort St. P.O. Box 1350 Grand Cayman KY1-1108 Cayman Islands	Diversified Investment Vehicles, Banking, Finance, Real Estate	Structured Products and Other	8.84%
Pelican Energy, LLC (2) 6100 North Western Ave, Oklahoma City, OK 73118	Energy - Oil & Gas	1st Lien, Common Equity/Partnership Interests	12.28%
Renewable Funding Group, Inc. 500 12th Street Suite 300 Oakland, CA 94067	Energy - Electricity	Preferred Equity	9.16%
Companies Less Than 5% Owned
1A Smart Start LLC 4850 Plaza Drive Irving, TX 75063-2317	Consumer Services	2nd Lien	_____
Access CIG, LLC (Access Information Management) 6902 Patterson Pass Road Suite G Livermore, CA 94550	Business Services	2nd Lien	_____
Active Networks, Inc. 10182 Telesis Court, Suite 100 San Diego, CA 92121	Business Services	2nd Lien	_____
Alliant Holdings, Intermediate, LLC 1301 Dove Street Newport Beach, CA	Insurance	1st Lien	_____
American Tire Distributors (Accelerate Parent Corp.) 12200 Herbert Wayne Court Suite 150 Huntersville, NC 28078	Transportation - Cargo, Distribution	Common Equity/Partnership Interests, Unsecured Debt	0.20%
AMP Solar Group, Inc. (2) 55 Port St E Port Credit, ON L5G 4P3 Canada	Energy - Electricity	Common Equity/Partnership Interests	4.67%
Angelica Corporation (Clothesline Holdings, Inc.) 1105 Lakewood Parkway Suite 210 Alpharetta, GA 30004	Healthcare & Pharmaceuticals	Common Equity/Partnership Interests	4.14%
Appriss Holdings, Inc. 10401 Linn Station Road Suite 200 Louisville, KY 40223	Business Services	2nd Lien	_____
Armor Holding II LLC (American Stock Transfer and Trust Company) 6201 15th Avenue Brooklyn, NY 11219	Diversified Investment Vehicles, Banking, Finance, Real Estate	2nd Lien	_____

Asset Repackaging Trust Six B.V. (Israel Electric) (2) Wilmington Trust N.A. 166 Mercer Street Suite 2R New York, NY 10012	Utilities - Electric	Structured Products and Other	_____
Aventine Renewable Energy Holdings, Inc. 1300 South 2nd Street Pekin, IL 61554	Chemicals, Plastic & Rubber	1st Lien	_____
Aveta, Inc. 173 Bridge Plaza N. Fort Lee, NJ 07024	Healthcare & Pharmaceuticals	1st Lien	_____
Belk, Inc. 2801 W Tyvola Rd. Charlotte, NC 28217	Retail	1st Lien	_____
Canacol Energy Ltd. (2) 4500, 525 - 8th Avenue SW Calgary, AB T2P 1G1 Canada	Energy - Oil & Gas	Unsecured Debt	_____
ChryonHego Corp. 5 Hub Drive Melville, NY 11747	High Tech Industries	1st Lien	_____
Confie Seguros Holding II Co., 7711 Center Avenue, Suite 200 Huntington Beach, CA 92647	Insurance	1st Lien	_____
Craft CLO Ltd 2013-1 (2) Taunusanlage 12 60325 Frankfurt am Main Germany	Diversified Investment Vehicles, Banking, Finance, Real Estate	Structured Products and Other	_____
Craft CLO Ltd 2014-1A (2) Taunusanlage 12 60325 Frankfurt am Main Germany	Diversified Investment Vehicles, Banking, Finance, Real Estate	Structured Products and Other	_____
Craft CLO Ltd 2015-2 (2) Taunusanlage 12 60325 Frankfurt am Main Germany	Diversified Investment Vehicles, Banking, Finance, Real Estate	Structured Products and Other	_____
Dark Castle Holdings, LLC 10203 Santa Monica Blvd., Suite 300a Los Angeles, CA 90067	Media	Structured Products and Other	_____
Deep Gulf Energy II, LLC 738 Highway 6 South Suite 800 Houston, TX 77079	Energy - Oil & Gas	1st Lien	_____

Delta Educational Systems, Inc. (Gryphon Colleges Corp.) 4525 Columbus St., Suite 101 Virginia Beach, VA 23462	Education	1st Lien, 2nd Lien, Common Equity/Partnership Interests, Preferred Equity, Unsecured Debt, Warrants	4.96%
Deltek, Inc. 2291 Wood Oak Drive Herndon, VA 20171	Business Services	2nd Lien	_____
ECN Holding Company (Emergency Communications Network) 780 West Granada Boulevard, Suite 200 Ormond Beach, FL 32174	High Tech Industries	1st Lien	_____
Elements Behavioral Health, Inc. 5000 East Spring Street Suite 650 Long Beach, CA 90806	Healthcare & Pharmaceuticals	2nd Lien	_____
Explorer Coinvest, LLC (Booz Allen) (2) 8283 Greensboro Drive McLean, VA 22102	Business Services	Common Equity/ Partnership Interests	0.45%
Extraction Oil & Gas Holdings, LLC 370 17th Street, Suite 5300 Denver, CO 80202	Energy - Oil & Gas	2nd Lien	_____
GCA Services Group, Inc. 1350 Euclid Avenue, Suite 1500 Cleveland, OH 44115	Business Services	2nd Lien	_____
Grocery Outlet, Inc. 5650 Hollis Street Emeryville, CA 94068	Food & Grocery	2nd Lien	_____
GTCR Valor Companies, Inc. (Cision and Vocus) 332 S. Michigan Ave. Chicago, IL 60604	Business Services	2nd Lien	_____
Infiltrator Systems Integrated, LLC 4 Business Park Road Old Saybrook, CT 06475	Manufacturing, Capital Equipment	2nd Lien	_____
Institutional Shareholder Services, Inc. 7 World Trade Center New York, NY 10007	Business Services	2nd Lien	_____
JP Morgan Chase & Co, Credit-Linked Note (2) 270 Park Avenue New York, NY 10017-2070	Diversified Investment Vehicles, Banking, Finance, Real Estate	Structured Products and Other	_____
LabVantage Solutions Inc. 265 Davidson Avenue, Suite 220 Somerset, NJ 08873	High Tech Industries	1st Lien	_____

LabVantage Solutions Limited (2) 77 Strovolos Avenue Strovolos Center, Office 204 2018 Strovolos Nicosia, Cyprus	High Tech Industries	1st Lien	_____
Lonestar Intermediate Super Holdings, LLC (Asurion Corporation) 648 Grassmere Park, Suite 300 Nashville, TN 37211	Insurance	2nd Lien	_____
Magnetation, LLC 102 NE 3rd St., Suite 120 Grand Rapids, MN 55744	Metals & Mining	1st Lien	_____
Maxus Capital Carbon SPE I, LLC (Skyonic Corp.) 1300 Bainbridge Road Cleveland, OH 44139	Chemicals, Plastics & Rubber	1st Lien	_____
MSC Software Corp. (2) 4675 MacArthur Court Newport Beach, CA 92660	High Tech Industries	2nd Lien	_____
My Alarm Center, LLC 3803 West Chester Pike, Suite 100 Newtown Square, PA 19073	Business Services	1st Lien	_____
Novolex Holdings, Inc. 101 E. Carolina Avenue Hartsville, SC 29550	Containers, Packing & Glass	2nd Lien	_____
NXT Capital CLO LLC (2) c/o Corporation Service Company 2711 Centerville Road, Suite 400 Wilmington, DE 19808	Diversified Investment Vehicles, Banking, Finance, Real Estate	Structured Products and Other	_____
Osage Exploration & Development, Inc. (2) 2445 Fifth Ave, Suite 310 San Diego, CA 92101	Energy - Oil & Gas	1st Lien, Warrants	2.57%
Pabst Brewing Company 10635 Santa Monica Blvd Suite 350 Los Angeles, CA 90025	Consumer Goods - Durable	2nd Lien	_____
Poseidon Merger Sub, Inc. (Mediaocean LLC) 45 W. 18th Street New York, NY 10011	Business Services	2nd Lien	_____
Premier Trailer Leasing, Inc. 401 E. Corporate Drive Suite 252 Lewisville, TX 75057	Transportation - Cargo, Distribution	2nd Lien	_____
Radio One Inc. 1010 Wayne Avenue, 14th Floor Silver Spring, MD 20910	Broadcasting & Subscription	Unsecured Debt	_____

Renaissance Umiat, LLC (2) 3000 “C” Street, Suite 103 Anchorage, AK 99503	Energy - Oil & Gas	Structured Products and Other	_____
River Cree Enterprises LP (2) 300 East Lapotac Blvd Enoch, Alberta T7X 3Y3 Canada	Hotels, Gaming, Leisure, Restaurants	2nd Lien	_____
Saba Software, Inc. 2400 Bridge Parkway Redwood Chores, CA 94065	High Tech Industries	1st Lien	_____
SCM Insurance Services, Inc. (2) #101, 5083 Windermere Boulevard S.W. Edmonton, Alberta T6W 0J5	Business Services	1st Lien	_____
SiTV, Inc. (NuvoTV) 700 N. Central Ave., Suite 600 Glendale, CA 91203	Broadcasting & Subscription	2nd Lien	_____
Skyline Data, News and Analytics LLC (Dodge Data and Analytics LLC) 2 Penn Plaza, 10th Floor New York, NY 10121	Business Services	1st Lien, Common Equity/Partnership Interests	4.06%
SMG 300 Conshohocken State Rd, Suite 770 Conshohocken, PA 19428	Hotel, Gaming, Leisure, Restaurants	2nd Lien	_____
Sorenson Holdings, LLC 4393 South Riverboat Road Suite 300 Salt Lake City, UT 84123	Consumer Goods - Durable	Common Equity/Partnership Interests, Unsecured Debt	0.06%
Spotted Hawk Development, LLC 1650 Tysons Blvd., Suite 900 McLean, VA 22102	Energy - Oil & Gas	1st Lien, Warrants	4.80%
Sprint Industrial Holdings, LLC 5300 Memorial Drive, Suite 270 Houston, TX 77007	Containers, Packaging & Glass	2nd Lien	_____
SquareTwo Financial Corp. (CA Holding, Collect America, Ltd.) (2) 370 17th Street Denver, CO 80202	Diversified Investment Vehicles, Banking, Finance, Real Estate	2nd Lien	_____
Sterling Holdings Ultimate Parent, Inc. 1 State Street Plaza, 24th Floor New York, NY 10004	High Tech Industries	2nd Lien	_____
STG-Fairway Acquisitions, Inc. . 1 Concourse Parkway NE Suite 200 Atlanta, GA 30328	Business Services	2nd Lien	_____

Sungevity, Inc. 66 Franklin Street Suite 310 Oakland, CA 94607	Energy - ELectricity	Preferred Equity	2.82%
TASC, Inc. 4801 Stonecroft Blvd Chantilly, VA 20151	Aerospace & Defense	2nd Lien	_____
Telestream Holdings Corporation 848 Gold Flat Road, Suite 1 Nevada City, CA 95959	High Tech Industries	1st Lien	_____
Tibco Software, Inc. 3303 Hillview Avenue Palo Alto, CA 94304	High Tech Industries	1st Lien, Unsecured Debt	_____
TMK Hawk Parent Corp. (TriMark USA, LLC) 505 Collins Street South Attleboro, MA 02703	Transportation - Cargo, Distribution	2nd Lien	_____
TransFirst Holdings, Inc. 1393 Veterans Memorial Highway Suite 3075 Hauppauge, NY 11788	Diversified Investment Vehicles, Banking, Finance, Real Estate	1st Lien	_____
UniTek Global Services Inc. 1777 Sentry Parkway West Gwynedd Hall Suite 202 Blue Bell, PA 19422	Telecommunications	1st Lien	_____
U.S. Security Associates Holdings, Inc. 200 Mansell Court, Fifth Floor Roswell, GA 30076	Business Services	Unsecured Debt	_____
Varietal Distribution Holdings, LLC Radnor Corporate Center Building One, Suite 200 100 Matsonford Rd. P.O. Box 6660 Radnor, PA 19011	Transportation - Cargo, Distribution	Common Equity/ Partnership Interests, Preferred Equity	0.20%
Velocity Technology Solutions, Inc. 1901 Roxbury Road Charlotte, NC 28211	Business Services	2nd Lien	_____
Venoco, Inc. (Denver Parent) 370 17th Street, Suite 3900 Denver, CO 80202	Energy - Oil & Gas	1st Lien, 2nd Lien	_____

(1)
This information is based on data made available to us as of March 31, 2016. We have no independent ability to verify this information. Some, if not all, portfolio companies are subject to voting agreements with varied voting rights.

(2)
Certain investments that Apollo Investment has determined are not “qualifying assets” under Section 55(a) of the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. Apollo Investment monitors the status of these assets on an ongoing basis.

(3)	There are governing documents that precludes us from controlling management of the portfolio companies and therefore we disclaim such portfolio companies are controlled companies of us.

(4)
Merx Aviation Finance, LLC and its subsidiaries (“Merx Aviation”) is principally engaged in acquiring and leasing commercial aircraft to airlines. Its focus is on current generation aircraft, held either domestically or internationally. Merx Aviation may acquire fleets of aircraft through securitized, non-recourse debt or individual aircraft. Merx Aviation is not intended to compete with the numerous large lessors but rather to be complementary to them, providing them capital for various transactions. Merx Aviation also may outsource its aircraft servicing requirements to the large lessors that have the global staff necessary to complete such tasks. See “Risk Factors-Risks Relating to Our Investments-The effects of various environmental regulations may negatively affect the aviation industry and some of our portfolio companies.”

DETERMINATION OF NET ASSET VALUE
The net asset value per share of our outstanding shares of common stock is determined quarterly by dividing the value of our total assets minus our liabilities by the total number of our shares outstanding.
In calculating the value of our total assets, we value investments for which market quotations are readily available at such market quotations if they are deemed to represent fair value. Debt and equity securities that are not publicly traded or whose market price is not readily available or whose market quotations are not deemed to represent fair value are valued at fair value as determined in good faith by or under the direction of our board of directors. Market quotations may be deemed not to represent fair value in certain circumstances where AIM reasonably believes that facts and circumstances applicable to an issuer, a seller or purchaser or the market for a particular security causes current market quotes not to reflect the fair value of the security. Examples of these events could include cases in which material events are announced after the close of the market on which a security is primarily traded, when a security trades infrequently causing a quoted purchase or sale price to become stale or in the event of a “fire sale” by a distressed seller.
If and when market quotations are deemed not to represent fair value, we typically utilize independent third party valuation firms to assist us in determining fair value. Accordingly, such investments go through our multi-step valuation process as described below. In each case, our independent valuation firms considered observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations for such Level 3 categorized assets.
With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our board of directors has approved a multi-step valuation process each quarter, as described below:
(1) our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of our investment adviser responsible for the portfolio investment;
(2) preliminary valuation conclusions are then documented and discussed with senior management of our investment adviser;
(3) independent valuation firms are engaged by our board of directors to conduct independent appraisals by reviewing our investment adviser’s preliminary valuations and then making their own independent assessment;
(4) the audit committee of the board of directors reviews the preliminary valuation of our investment adviser and the valuation prepared by the independent valuation firm and responds to the valuation recommendation of the independent valuation firm to reflect any comments; and
(5) the board of directors discusses valuations and determines in good faith the fair value of each investment in our portfolio based on the input of our investment adviser, the applicable independent valuation firm, third party pricing services and the audit committee.
Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, our principal market (as the reporting entity) and enterprise values, among other factors.
Determination of fair values involves subjective judgments and estimates not susceptible to substantiation by auditing procedures. Accordingly, under current auditing standards, the notes to our financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our financial statements.
Our board of directors reviews the accuracy of the valuations of our portfolio investments and, no less frequently than annually, the adequacy of our policies and procedures regarding valuations and the effectiveness of their implementation.

DIVIDEND REINVESTMENT PLAN
We have adopted a dividend reinvestment plan that provides for reinvestment of our dividend distributions on behalf of our stockholders, unless a stockholder elects to receive cash as provided below. As a result, if our board of directors authorizes, and we declare, a cash dividend, then our stockholders who have not “opted out” of our dividend reinvestment plan will have their cash dividends automatically reinvested in additional shares of our common stock, rather than receiving the cash dividends.
No action is required on the part of a registered stockholder to have such stockholder’s cash dividend reinvested in shares of our common stock. A registered stockholder may elect to receive a dividend in cash by notifying American Stock Transfer and Trust Company, the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator not less than 10 days prior to the record date for dividends to stockholders. The plan administrator will set up an account for shares acquired through the plan for each stockholder who has not elected to receive dividends in cash and hold such shares in non-certificated form. Upon request by a stockholder participating in the plan, received in writing not less than 10 days prior to the record date, the plan administrator will, instead of crediting shares to the participant’s account, issue a certificate registered in the participant’s name for the number of whole shares of our common stock and a check for any fractional share.
Those stockholders whose shares are held by a broker or other financial intermediary may receive dividends in cash by notifying their broker or other financial intermediary of their election.
We intend to use primarily newly-issued shares to implement the plan, whether our shares are trading at a premium or at a discount to net asset value. However, we reserve the right to purchase shares in the open market in connection with our implementation of the plan. The number of shares to be issued to a stockholder is determined by dividing the total dollar amount of the dividend payable to such stockholder by the market price per share of our common stock at the close of regular trading on The Nasdaq Global Select Market on the valuation date for such dividend. Market price per share on that date will be the closing price for such shares on The Nasdaq Global Select Market or, if no sale is reported for such day, at the average of the reported bid and asked prices. The number of shares of our common stock to be outstanding after giving effect to payment of the dividend cannot be established until the value per share at which additional shares will be issued has been determined and elections of our stockholders have been tabulated. Stockholders who do not elect to receive dividends in shares of common stock may experience accretion to the net asset value of their shares if our shares are trading at a premium and dilution if our shares are trading at a discount. The level of accretion or discount would depend on various factors, including the proportion of our stockholders who participate in the plan, the level of premium or discount at which our shares are trading and the amount of the dividend payable to a stockholder.

The plan administrator’s fees under the plan will be paid by us. If a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15 transaction fee plus a 10¢ per share brokerage commission from the proceeds.
Stockholders are subject to U.S. federal income tax on dividends automatically reinvested in additional shares of our common stock. The automatic reinvestment of dividends into shares of our common stock will generally not relieve participants of any U.S. federal, state or local income tax that otherwise would be payable (or required to be withheld) on such dividends.  In that event, plan participants will be treated as receiving cash in an amount equal to the fair market value of such shares as of the reinvestment date, and such amount would be treated as described under "Certain U.S. Federal Income Tax Considerations." Accordingly, a shareholder may incur a tax liability even though such shareholder has not received a cash distribution with which to pay the tax.
Participants may terminate their accounts under the plan by notifying the plan administrator via its website at www.amstock.com, by filling out the transaction request form located at the bottom of their statement and sending it to the plan administrator at P.O. Box 922, Wall Street Station, NY, NY 10269-0560 or by calling the plan administrator’s Interactive Voice Response System at 1-888-777-0324.
The plan may be terminated by us upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any dividend by us. All correspondence, including requests for additional information, concerning the plan should be directed to the plan administrator by mail at American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn NY 11219 or by telephone at (718) 921-8200.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and to an investment in shares of our common stock. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that we assume to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, and financial institutions. This summary assumes that investors hold our common stock as capital assets (generally property held for investment). The discussion is based upon the Code, Treasury regulations, administrative and judicial interpretations, and other applicable authorities all as in effect as of the date of this prospectus and all of which are subject to differing interpretations or change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”) regarding any matters discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to those set forth below. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.
This summary does not discuss the consequences of an investment in shares of our preferred stock, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities. The tax consequences of such an investment will be discussed in a relevant prospectus supplement.
A “U.S. stockholder” is a beneficial owner of shares of our common stock that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•
a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia; or

•	a trust or an estate, the income of which is subject to U.S. federal income taxation regardless of its source.
A “non-U.S. stockholder” is a beneficial owner of shares of our common stock that is neither a U.S. stockholder nor a partnership for U.S. federal income tax purposes.
If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner of a partnership holding shares of our common stock should consult its tax advisers with respect to the purchase, ownership and disposition of shares of our common stock.
Tax matters are very complicated, and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.
Election to be Taxed as a RIC
As a BDC, we have elected to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, to obtain RIC tax treatment we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income” (determined without regard to the dividends paid deduction), which is generally our ordinary income plus the excess of net short-term capital gains over net long-term capital losses (the “Annual Distribution Requirement”).
Taxation as a RIC
If we qualify as a RIC and satisfy the Annual Distribution Requirement, then we will not be subject to federal income tax on the portion of our investment company taxable income and net capital gain (i.e., net long-term capital gains in excess of net short-term capital losses) we distribute to stockholders with respect to that year. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to our stockholders.
We will be subject to a 4% nondeductible federal excise tax on certain undistributed income of RICs unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years (the “Excise Tax Avoidance Requirement”). We will not be subject to excise taxes on amounts on which we are required to pay corporate income taxes (such as retained net capital gains).
In order to qualify as a RIC for federal income tax purposes, we must, among other things:

•	qualify and have in effect an election to be treated as a BDC under the 1940 Act at all times during each taxable year;

•
derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities or foreign currencies, or other income derived with respect to our business of investing in such stock or securities or foreign currencies, and net income derived from an interest in a “qualified publicly traded partnership” (as defined in the Code) (the “90% Income Test”); and

•	diversify our holdings so that at the end of each quarter of the taxable year:

•
at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and

•
no more than 25% of the value of our assets is invested (1) in the securities, other than U.S. Government securities or securities of other RICs, of one issuer or of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or (2) in securities of one or more qualified publicly traded partnerships (the “Diversification Tests”).

We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount.
Gain or loss recognized by us from the sale or exchange of warrants or other securities acquired by us, as well as any loss attributable to the lapse of such warrants, generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant or other security.
Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy the Annual Distribution Requirement. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation—Senior Securities.” Moreover, our ability to dispose of assets to meet the Annual Distribution Requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous. Alternatively, to satisfy our Annual Distribution Requirement, we may declare a taxable dividend payable in cash or stock at the election of each stockholder. In such case, for federal income tax purposes, the amount of the dividend paid in stock will be equal to the amount of cash that could have been received instead of stock. See “Taxation of U.S. Stockholders” and “Taxation of Non-U.S. Stockholders” below for tax consequences to stockholders upon receipt of such dividends.
If we fail to satisfy the Annual Distribution Requirement or otherwise fail to qualify as a RIC in any taxable year (for example, because we fail the 90% Income Test described above), we will be subject to tax in that year on all of our taxable income, regardless of whether we make any distributions to our stockholders. In that case, all of our income would be subject to corporate-level federal income tax, reducing the amount available to be distributed to our stockholders. In contrast, assuming we qualify as a RIC, our corporate-level federal income tax should be substantially reduced or eliminated. See “Election to be Taxed as a RIC” above.
Certain of our investment practices may be subject to special and complex federal income tax provisions that may, among other things, (i) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (ii) treat dividends that would otherwise be eligible for the corporate dividends-received deduction as ineligible for such treatment, (iii) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (iv) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (v) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (vi) cause us to recognize income or gain without a corresponding receipt of cash, (vii) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (viii) adversely alter the characterization of certain complex financial transactions and (ix) produce income that will not be qualifying income for purposes of the 90% Income Test. We intend to monitor our transactions and may make certain tax elections to mitigate the effect of these provisions and prevent our disqualification as a RIC.
Except as discussed below under the heading “Failure to Qualify as a RIC,” the remainder of this discussion assumes that we qualify as a RIC and have satisfied the Annual Distribution Requirement.
Taxation of U.S. Stockholders
Distributions by us (including distributions pursuant to our dividend reinvestment plan or where stockholders can elect to receive cash or stock) generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our ordinary income plus net short-term capital gains in excess of net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock through our dividend reinvestment plan. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends received by us from U.S. corporations and certain qualified foreign corporations, and provided that certain holding period and other requirements are met, such distributions generally will be eligible for a reduced maximum federal income tax rate. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the reduced maximum rate. Distributions of our net capital gain (which is generally our net long-term capital gains in excess of net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to U.S. stockholders as long-term capital gains (currently taxed at a reduced maximum rate in the case of individuals, trusts or estates), regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted tax basis is reduced to zero, will constitute capital gains to such U.S. stockholder.
Although we currently intend to distribute any net capital gain at least annually, we may in the future decide to retain some or all of our net capital gain, but designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s tax basis for his, her or its common stock. Since we expect to pay tax on any retained capital gains at our regular corporate tax rate and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder’s other federal income tax obligations or may be refunded to the extent it exceeds a stockholder’s liability for federal income tax. A stockholder that is not subject to federal income tax or otherwise required to file a federal income tax return would be required to file a federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”
For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholders will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been paid by us and received by our U.S. stockholders on December 31 of the year in which the dividend was declared.
If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of his, her or its investment.
A U.S. stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. The gain or loss will be measured by the difference between the sale price and the stockholder’s tax basis in his, her or its shares. Any gain or loss arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it would be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are acquired (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition, in which case the basis of the shares acquired will be adjusted to reflect the disallowed loss.

In general, individual and other non-corporate U.S. taxable stockholders currently are subject to a reduced maximum federal income tax rate on their net capital gain, i.e., the excess of net long-term capital gain over net short-term capital loss for a taxable year, including any long-term capital gain derived from an investment in our shares. Corporate U.S. stockholders currently are subject to federal income tax on net capital gain at the rates applied to ordinary income. Non-corporate stockholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses against ordinary income for a year, but may carry back such losses for three years or carry forward such losses for five years.
Certain U.S. stockholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a portion of their “net investment income”, which includes dividends received from us and capital gains from the sale or other disposition of our stock.
We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the reduced maximum rate). Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation. Dividends distributed by us generally will not be eligible for the dividends-received deduction or the reduced maximum rate applicable to qualifying dividends.
We may be required to withhold federal income tax (“backup withholding”) from all taxable distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s federal income tax liability and may entitle such stockholder to a refund, provided that proper information is timely provided to the IRS.
Taxation of Non-U.S. Stockholders
Whether an investment in the shares is appropriate for a non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares by a non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisers before investing in our common stock.
Distributions of our “investment company taxable income” to non-U.S. stockholders, subject to the discussion below, will be subject to withholding of federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of the non-U.S. stockholder, and, if an income tax treaty applies, attributable to a permanent establishment in the United States, in which case the distributions will be subject to federal income tax at the rates applicable to U.S. stockholders, and we will not be required to withhold federal tax if the non-U.S. stockholder complies with applicable certification and disclosure requirements. Special certification requirements apply to a non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.
Properly reported dividends are generally exempt from U.S. federal withholding tax where they (i) are paid in respect of our “qualified net interest income” (generally, our U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which we are at least a 10% stockholder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of our “qualified short-term capital gains” (generally, the excess of our net short-term capital gain over our long-term capital loss for such taxable year). Depending on the circumstances, we may report all, some or none of our potentially eligible dividends as such qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for the exemption from withholding for qualified net interest income, a foreign investor would need to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN or W-8BEN-E or substitute Form). In the case of common shares held through an intermediary, the intermediary may withhold even if we designate the payment as qualified net interest income or qualified short-term capital gain. Foreign investors should contact their intermediaries with respect to the application of these rules to their accounts. There can be no assurance as to what portion of our distributions would qualify for favorable treatment as qualified net interest income or qualified short-term capital gains.
Except as discussed below, actual or deemed distributions of our net capital gain to a non-U.S. stockholder and gains realized by a non-U.S. stockholder upon the sale of our common stock will not be subject to federal withholding tax and generally will not be subject to federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. stockholder in the United States (in which case, such distributions or gains will be subject to federal income tax at the rates applicable to U.S. stockholders).
Withholding at a rate of 30% will be generally required on dividends in respect of, and after December 31, 2018, on gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, certain information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain United States persons or by certain non-U.S. entities that are wholly or partially owned by United States persons, and to withhold on certain payments. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and after December 31, 2018, gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Secretary of the Treasury. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. Non-U.S. stockholders are encouraged to consult with their tax advisers regarding the possible implications of these requirements on their investment in our common stock.
If we distribute our net capital gain in the form of deemed rather than actual distributions (which we may do in the future), a non-U.S. stockholder will be entitled to a federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable tax treaty). Accordingly, investment in the shares may not be appropriate for certain non-U.S. stockholders.
A non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of federal income tax, may be subject to information reporting and backup withholding of federal income tax on dividends unless the non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. stockholder or otherwise establishes an exemption from backup withholding.
Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.
Failure to Qualify as a RIC
If we were unable to qualify for treatment as a RIC (for example, because we fail the 90% Income Test described above), we would be subject to federal income tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to stockholders, nor would they be required to be made. Distributions would generally be taxable to our individual and other non-corporate taxable stockholders as ordinary dividend income eligible for the reduced maximum rate to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s adjusted tax basis, and any remaining distributions would be treated as a capital gain. Moreover, if we fail to qualify as a RIC in any year, we must pay out our earnings and profits accumulated in that year in order to qualify again as a RIC. If we fail to qualify as a RIC for a period of greater than two taxable years, we would be required to recognize any net built-in gains with respect to certain of our assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of up to ten years, in order to qualify as a RIC in a subsequent year.

DESCRIPTION OF OUR CAPITAL STOCK
The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws for a more detailed description of the provisions summarized below.
Capital Stock
As of the date of this base prospectus, our authorized capital stock consists of 400,000,000 shares of stock, par value $0.001 per share, all of which is initially designated as common stock. Our common stock is quoted on The Nasdaq Global Select Market under the ticker symbol “AINV.” There are no outstanding options or warrants to purchase our stock, and no stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally are not personally liable for our debts or obligations. The last reported closing market price of our common stock on December 16, 2016 was $6.15 per share. As of December 16, 2016, we had 70 stockholders of record.
Under our charter, our board of directors is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock and authorize the issuance of shares of stock without obtaining stockholder approval. As permitted by the Maryland General Corporation Law, our charter provides that the board of directors, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.
The following table sets forth information of our capital stock as of December 16, 2016:

Title of Class of Securities	Amount Authorized	Amount Held by Registrant or for its Account	Amount Outstanding Exclusive of Amount held by Registrant or for its Account
Common stock, par value $0.001 per share	400,000,000	None	219,694,654
			shares
Common stock
All shares of our common stock have equal rights as to earnings, assets, dividends and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefor. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of a liquidation, dissolution or winding up of Apollo Investment, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.
Preferred stock
Our charter authorizes our board of directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. Prior to issuance of shares of each class or series, the board of directors is required by Maryland law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after such issuance and after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock become in arrears by two years or more until the arrears are eliminated. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to cease operations as a BDC. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.
Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is material to a cause of action resulting in a final judgment adverse to the director. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.
Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate ourselves to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer, and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor, if any. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
Provisions of the Maryland General Corporation Law and Our Charter and Bylaws
Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock. The Maryland General Corporation Law, our charter and our bylaws contain provisions that may discourage, delay or make more difficult a change in control of Apollo Investment or the removal of our directors.
We are subject to Subtitle 8 of Title 3 of the Maryland General Corporation Law, the Maryland Business Combination Act, subject to any applicable requirements of the 1940 Act. Our board of directors has adopted a resolution exempting from the Business Combination Act any business combination between us and any other person, subject to prior approval of such business combination by our board of directors, including approval by a majority of our disinterested directors. If the resolution exempting business combinations is repealed or our board of directors does not approve a business combination, the Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer.
We are also subject to Subtitle 7 or Title 3 of the Maryland General Corporation Law, the Maryland Control Share Acquisition Act. Our bylaws currently exempt from the Maryland Control Share Acquisition Act acquisitions of our common stock by any person. If we amend our bylaws to repeal the exemption from the Control Share Acquisition Act, the Control Share Acquisition Act may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such an offer.

We have also adopted other measures that may make it difficult for a third party to obtain control of us, including provisions of our charter classifying our board of directors in three classes serving staggered three-year terms, and provisions of our charter authorizing our board of directors to classify or reclassify shares of our stock in one or more classes or series, to cause the issuance of additional shares of our stock, and to amend our charter, without stockholder approval, to increase or decrease the number of shares of stock that we have authority to issue. These provisions, as well as other provisions of our charter and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders.
Classified board of directors
Our board of directors is divided into three classes of directors serving staggered three-year terms. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. A classified board of directors may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of our management and policies.
Election of directors
Our charter provides that the affirmative vote of the holders of a majority of the shares of stock outstanding and entitled to vote in the election of directors will be required to elect a director, unless our bylaws provide otherwise. Our bylaws provide that a nominee for director shall be elected as a director only if such nominee receives the affirmative vote of a majority of the total votes cast for and affirmatively withheld as to such nominee at a meeting of stockholders duly called and at which a quorum is present, unless there is a contested election, in which case, directors will be elected by a plurality of the votes cast.
Number of directors; vacancies; removal
Our charter provides that the number of directors will be set only by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than four nor more than nine. Pursuant to Section 3-802(b) of the Maryland General Corporation Law, we have elected in our charter to be subject to Section 3-804(c) of the Maryland General Corporation Law regarding the filling of vacancies on the board of directors. Accordingly, except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.
Our charter provides that a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.
Action by stockholders
Under the Maryland General Corporation Law, stockholder action can be taken only at an annual or special meeting of stockholders, unless the charter provides for a lesser percentage (which our charter does not), by unanimous written consent in lieu of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.
Advance notice provisions for stockholder nominations and stockholder proposals
Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the board of directors or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the board of directors at a special meeting may be made (1) by or at the direction of the board of directors or (2) provided that, the special meeting has been called for the purpose of electing directors, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.
The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.
Calling of special meetings of stockholders
Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by our secretary upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.
Approval of extraordinary corporate action; amendment of charter and bylaws
Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Our charter also provides that certain charter amendments and any proposal for our conversion, whether by merger or otherwise, from a closed-end company to an open-end company or any proposal for our liquidation or dissolution requires the approval of the stockholders entitled to cast at least 80 percent of the votes entitled to be cast on such matter. However, if such amendment or proposal is approved by at least two-thirds of our continuing directors (in addition to approval by our board of directors), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter. The “continuing directors” are defined in our charter as our current directors as well as those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the continuing directors then on the board of directors. The holders of any preferred stock outstanding would have a separate class vote on any conversion to an open-end company.
Our charter and bylaws provide that the board of directors will have the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.
No appraisal rights
Except with respect to appraisal rights arising in connection with the Maryland Control Share Acquisition Act discussed below, as permitted by the Maryland General Corporation Law, our charter provides that stockholders will not be entitled to exercise appraisal rights unless the board of directors, upon the affirmative vote of a majority of the entire board of directors, shall determine that such rights shall apply.
Control share acquisitions
The Control Share Acquisition Act provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.
The requisite stockholder approval must be obtained each time an acquiror crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.
If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.
The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.
Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Acquisition Act only if the board of directors determines that it would be in our best interests based on our determination that our being subject to the Control Share Acquisition Act does not conflict with the 1940 Act.
Business combinations
Under Subtitle 6 of Title 8 of the Maryland General Corporation Law, the Maryland Business Combination Act, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. “Business combinations” include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

•
an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.
After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•
two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.
The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the board of directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Conflict with 1940 Act
Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Acquisition Act (if we amend our bylaws to be subject to such act) and the Business Combination Act, or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

DESCRIPTION OF OUR PREFERRED STOCK
In addition to shares of common stock, our charter authorizes the issuance of preferred stock. We may issue preferred stock from time to time, although we have no immediate intention to do so. If we offer preferred stock under this prospectus, we will issue an appropriate prospectus supplement. We may issue preferred stock from time to time in one or more classes or series, without stockholder approval. Prior to issuance of shares of each class or series, our board of directors is required by Maryland law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Any such an issuance must adhere to the requirements of the 1940 Act, Maryland law and any other limitations imposed by law.
The following is a general description of the terms of the preferred stock we may issue from time to time. Particular terms of any preferred stock we offer will be described in the prospectus supplement relating to such preferred stock.
If we issue preferred stock, it will pay dividends to the holders of the preferred stock at either a fixed rate or a rate that will be reset frequently based on short-term interest rates, as described in a prospectus supplement accompanying each preferred share offering.
The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to common stock, the liquidation preference of the preferred stock, together with all other senior securities, must not exceed an amount equal to 50% of our total assets (taking into account such distribution), (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on the preferred stock are in arrears by two years or more and (3) such shares be cumulative as to dividends and have a complete preference over our common stock to payment of their liquidation preference in the event of a dissolution.
For any series of preferred stock that we may issue, our board of directors or a committee thereof will determine and the Articles Supplementary and prospectus supplement relating to such series will describe:

•	the designation and number of shares of such series;

•	the rate, whether fixed or variable, and time at which any dividends will be paid on shares of such series, as well as whether such dividends are participating or non-participating;

•	any provisions relating to convertibility or exchangeability of the shares of such series;

•	the rights and preferences, if any, of holders of shares of such series upon our liquidation, dissolution or winding up of our affairs;

•	the voting powers, if any, of the holders of shares of such series;

•	any provisions relating to the redemption of the shares of such series;

•	any limitations on our ability to pay dividends or make distributions on, or acquire or redeem, other securities while shares of such series are outstanding;

•	any conditions or restrictions on our ability to issue additional shares of such series or other securities;

•	if applicable, a discussion of certain U.S. federal income tax considerations; and

•	any other relative powers, preferences and participating, optional or special rights of shares of such series, and the qualifications, limitations or restrictions thereof.
All shares of preferred stock that we may issue will be identical and of equal rank except as to the particular terms thereof that may be fixed by our board of directors, and all shares of each series of preferred stock will be identical and of equal rank except as to the dates from which dividends thereon will be cumulative.

DESCRIPTION OF OUR WARRANTS
The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.
We may issue warrants to purchase shares of our common stock. Such warrants may be issued independently or together with shares of common stock and may be attached or separate from such shares of common stock. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.
A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	the number of shares of common stock issuable upon exercise of such warrants;

•	the price at which and the currency or currencies, including composite currencies, in which the shares of common stock purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right will expire;

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the number of such warrants issued with each share of common stock;

•	if applicable, the date on and after which such warrants and the related shares of common stock will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of certain U.S. federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.
We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.
Under the 1940 Act, we may generally only offer warrants provided that (1) the warrants expire by their terms within ten years; (2) the exercise or conversion price is not less than the current market value at the date of issuance; (3) our stockholders authorize the proposal to issue such warrants, and our board of directors approves such issuance on the basis that the issuance is in the best interests of Apollo Investment and its stockholders; and (4) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants at the time of issuance may not exceed 25% of our outstanding voting securities.

DESCRIPTION OF OUR DEBT SECURITIES
We may issue debt securities in one or more series. The specific terms of each series of debt securities will be described in the particular prospectus supplement relating to that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series. We may also issue debt securities privately. Such securities are not subject to the terms described below.
As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an “indenture.” An indenture is a contract between us and U.S. Bank National Association, a financial institution acting as trustee on your behalf, and is subject to and governed by the Trust Indenture Act of 1939, as amended. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described in the second paragraph under “Events of Default—Remedies if an Event of Default Occurs.” Second, the trustee performs certain administrative duties for us.
Because this section is a summary, it does not describe every aspect of the debt securities and the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of debt securities. For example, in this section, we use capitalized words to signify terms that are specifically defined in the indenture. Some of the definitions are repeated in this prospectus, but for the rest you will need to read the indenture. We will file the form of the indenture with the SEC prior to the commencement of any debt offering, at which time the form of indenture would be publicly available See “Available Information” for information on how to obtain a copy of the indenture.
The prospectus supplement, which will accompany this prospectus, will describe the particular series of debt securities being offered by including:

•	the designation or title of the series of debt securities;

•	the total principal amount of the series of debt securities;

•	the percentage of the principal amount at which the series of debt securities will be offered;

•	the date or dates on which principal will be payable;

•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

•	the terms for redemption, extension or early repayment, if any;

•	the currencies in which the series of debt securities are issued and payable;

•
whether the amount of payments of principal, premium or interest, if any, on a series of debt securities will be determined with reference to an index, formula or other method (which could be based on one or more currencies, commodities, equity indices or other indices) and how these amounts will be determined;

•	the place or places, if any, other than or in addition to The City of New York, of payment, transfer, conversion and/or exchange of the debt securities;

•	the denominations in which the offered debt securities will be issued;

•	the provision for any sinking fund;

•	any restrictive covenants;

•	any Events of Default;

•	whether the series of debt securities are issuable in certificated form;

•	any provisions for defeasance or covenant defeasance;

•	any special federal income tax implications, including, if applicable, federal income tax considerations relating to original issue discount;

•
whether and under what circumstances we will pay additional amounts in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the additional amounts (and the terms of this option);

•	any provisions for convertibility or exchangeability of the debt securities into or for any other securities;

•	whether the debt securities are subject to subordination and the terms of such subordination;

•	the listing, if any, on a securities exchange; and

•	any other terms.
The debt securities may be secured or unsecured obligations. Under the provisions of the 1940 Act, we are permitted, as a BDC, to issue debt only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after each issuance of debt. Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.
General
The indenture provides that any debt securities proposed to be sold under this prospectus and the attached prospectus supplement (“offered debt securities”) and any debt securities issuable upon the exercise of warrants or upon conversion or exchange of other offered securities (“underlying debt securities”), may be issued under the indenture in one or more series.
For purposes of this prospectus, any reference to the payment of principal of or premium or interest, if any, on debt securities will include additional amounts if required by the terms of the debt securities.
The indenture limits the amount of debt securities that may be issued thereunder from time to time. Debt securities issued under the indenture, when a single trustee is acting for all debt securities issued under the indenture, are called the “indenture securities”. The indenture also provides that there may be more than one trustee thereunder, each with respect to one or more different series of indenture securities. See “Resignation of Trustee” below. At a time when two or more trustees are acting under the indenture, each with respect to only certain series, the term “indenture securities” means the one or more series of debt securities with respect to which each respective trustee is acting. In the event that there is more than one trustee under the indenture, the powers and trust obligations of each trustee described in this prospectus will extend only to the one or more series of indenture securities for which it is trustee. If two or more trustees are acting under the indenture, then the indenture securities for which each trustee is acting would be treated as if issued under separate indentures.
The indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.
We refer you to the prospectus supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or our covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.
We have the ability to issue indenture securities with terms different from those of indenture securities previously issued and, without the consent of the holders thereof, to reopen a previous issue of a series of indenture securities and issue additional indenture securities of that series unless the reopening was restricted when that series was created.
Senior Securities
Information about our senior securities is shown in the following table as of each year ended March 31 since we commenced operations, unless otherwise noted. The “—” indicates information which the SEC expressly does not require to be disclosed for certain types of senior securities. The report of our independent registered public accounting firm covering the total amount of senior securities outstanding as of March 31, 2016, 2015, 2014, 2013, 2012, 2011, 2010, 2009, 2008 and 2007 is attached as an exhibit to the registration statement of which this prospectus is a part.

Class and Year	Total Amount Outstanding (1)	Asset Coverage Per Unit (2)	Involuntary Liquidating Preference Per Unit (3)	Estimated Market Value Per Unit (4)

Senior Secured Facility
Fiscal 2016	$637,904	$2,253	$—	N/A	(5)
Fiscal 2015	384,648	2,293	—	N/A

Class and Year	Total Amount Outstanding (1)	Asset Coverage Per Unit (2)	Involuntary Liquidating Preference Per Unit (3)	Estimated Market Value Per Unit (4)

Fiscal 2014	602,261	2,496	—	N/A
Fiscal 2013	536,067	2,451	—	N/A
Fiscal 2012	539,337	2,670	—	N/A
Fiscal 2011	628,443	2,862	—	N/A
Fiscal 2010	1,060,616	2,671	—	N/A
Fiscal 2009	1,057,601	2,320	—	N/A
Fiscal 2008	1,639,122	2,158	—	N/A
Fiscal 2007	492,312	4,757	—	N/A

Senior Secured Notes
Fiscal 2016	$44,892	$2,253	$—	N/A	(6)
Fiscal 2015	270,000	2,293	—	N/A
Fiscal 2014	270,000	2,496	—	N/A
Fiscal 2013	270,000	2,451	—	N/A
Fiscal 2012	270,000	2,670	—	N/A
Fiscal 2011	225,000	2,862	—	N/A
Fiscal 2010	—	—	—	N/A
Fiscal 2009	—	—	—	N/A
Fiscal 2008	—	—	—	N/A
Fiscal 2007	—	—	—	N/A

2042 Notes
Fiscal 2016	$143,826	$2,253	—	$100.04
Fiscal 2015	150,000	2,293	—	99.59
Fiscal 2014	150,000	2,496	—	92.11
Fiscal 2013	150,000	2,451	—	97.43
Fiscal 2012	—	—	—	N/A
Fiscal 2011	—	—	—	N/A
Fiscal 2010	—	—	—	N/A
Fiscal 2009	—	—	—	N/A
Fiscal 2008	—	—	—	N/A
Fiscal 2007	—	—	—	N/A

2043 Notes
Fiscal 2016	$145,007	$2,253	$—	$101.16
Fiscal 2015	150,000	2,293	—	99.74
Fiscal 2014	150,000	2,496	—	89.88
Fiscal 2013	—	—	—	N/A
Fiscal 2012	—	—	—	N/A
Fiscal 2011	—	—	—	N/A
Fiscal 2010	—	—	—	N/A
Fiscal 2009	—	—	—	N/A
Fiscal 2008	—	—	—	N/A
Fiscal 2007	—	—	—	N/A

2025 Notes
Fiscal 2016	$341,332	$2,253	$—	N/A
Fiscal 2015	344,111	2,293	—	N/A
Fiscal 2014	—	—	—	N/A
Fiscal 2013	—	—	—	N/A

Class and Year	Total Amount Outstanding (1)	Asset Coverage Per Unit (2)	Involuntary Liquidating Preference Per Unit (3)	Estimated Market Value Per Unit (4)

Fiscal 2012	—	—	—	N/A
Fiscal 2011	—	—	—	N/A
Fiscal 2010	—	—	—	N/A
Fiscal 2009	—	—	—	N/A
Fiscal 2008	—	—	—	N/A
Fiscal 2007	—	—	—	N/A

Convertible Notes
Fiscal 2016	$—	$—	$—	$—	(7)
Fiscal 2015	200,000	2,293	—	104.43
Fiscal 2014	200,000	2,496	—	106.60
Fiscal 2013	200,000	2,451	—	102.84
Fiscal 2012	200,000	2,670	—	97.81	(8)
Fiscal 2011	200,000	2,862	—	N/A
Fiscal 2010	—	—	—	N/A
Fiscal 2009	—	—	—	N/A
Fiscal 2008	—	—	—	N/A
Fiscal 2007	—	—	—	N/A

Total Debt Securities
Fiscal 2016	$1,312,960	$2,253	$—	N/A
Fiscal 2015	1,498,759	2,293	—	N/A
Fiscal 2014	1,372,261	2,496	—	N/A
Fiscal 2013	1,156,067	2,451	—	N/A
Fiscal 2012	1,009,337	2,670	—	N/A
Fiscal 2011	1,053,443	2,862	—	N/A
Fiscal 2010	1,060,616	2,671	—	N/A
Fiscal 2009	1,057,601	2,320	—	N/A
Fiscal 2008	1,639,122	2,158	—	N/A
Fiscal 2007	492,312	4,757	—	N/A

(1)	Total amount of each class of senior securities outstanding at the end of the period presented.

(2)
The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit.

(3)	The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it.

(4)
Not applicable, except for with respect to the 2042 Notes, the 2043 Notes, and the Convertible Notes, as other senior securities do not have sufficient trading for an average market value per unit to be determined. The average market value per unit for each of the 2042 Notes, the 2043 Notes, and the Convertible Notes is based on the closing daily prices of such notes and is expressed per $100 of indebtedness (including for the 2042 Notes and the 2043 Notes, which were issued in $25 increments).

(5)	Included in this amount is foreign currency debt obligations as outlined in the table in note 6.

(6)	On October 4, 2015, the Senior Secured Notes, which had an outstanding principal balance of $225,000, matured and were repaid in full.

(7)	On January 15, 2016, the Convertible Notes, which had an outstanding principal balance of $200,000, matured and were repaid in full.

(8)	Restrictive legends were removed in 2012.
Conversion and Exchange
If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement will explain the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio (or the calculation method), the conversion or exchange period (or how the period will be determined), if conversion or exchange will be mandatory or at the option of the holder or us, provisions for adjusting the conversion price or the exchange ratio and provisions affecting conversion or exchange in the event of the redemption of the underlying debt securities. These terms may also include provisions under which the number or amount of other securities to be received by the holders of the debt securities upon conversion or exchange would be calculated according to the market price of the other securities as of a time stated in the prospectus supplement.
Issuance of Securities in Registered Form
We may issue the debt securities in registered form, in which case we may issue them either in book-entry form only or in “certificated” form. Debt securities issued in book-entry form will be represented by global securities. We expect that we will usually issue debt securities in book-entry only form represented by global securities.
We also will have the option of issuing debt securities in non-registered form as bearer securities if we issue the securities outside the United States to non-U.S. persons. In that case, the prospectus supplement will set forth the mechanics for holding the bearer securities, including the procedures for receiving payments, for exchanging the bearer securities, including the procedures for receiving payments, for exchanging the bearer securities for registered securities of the same series, and for receiving notices. The prospectus supplement will also describe the requirements with respect to our maintenance of offices or agencies outside the United States and the applicable U.S. federal tax law requirements.
Book-Entry Holders
We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. This means debt securities will be represented by one or more global securities registered in the name of a depositary that will hold them on behalf of financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities held by the depositary or its nominee. These institutions may hold these interests on behalf of themselves or customers.
Under the indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in book-entry form, we will recognize only the depositary as the holder of the debt securities and we will make all payments on the debt securities to the depositary. The depositary will then pass along the payments it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.
As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the debt securities are represented by one or more global securities, investors will be indirect holders, and not holders, of the debt securities.
Street Name Holders
In the future, we may issue debt securities in certificated form or terminate a global security. In these cases, investors may choose to hold their debt securities in their own names or in “street name.” Debt securities held in street name are registered in the name of a bank, broker or other financial institution chosen by the investor, and the investor would hold a beneficial interest in those debt securities through the account he or she maintains at that institution.
For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities and we will make all payments on those debt securities to them. These institutions will pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold debt securities in street name will be indirect holders, and not holders, of the debt securities.
Legal Holders
Our obligations, as well as the obligations of the applicable trustee and those of any third parties employed by us or the applicable trustee, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a debt security or has no choice because we are issuing the debt securities only in book-entry form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture), we would seek the approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.
When we refer to you, we mean those who invest in the debt securities being offered by this prospectus, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.
Special Considerations for Indirect Holders
If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, we urge you to check with that institution to find out:

•	how it handles securities payments and notices,

•	whether it imposes fees or charges,

•	how it would handle a request for the holders’ consent, if ever required,

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future for a particular series of debt securities,

•	how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests, and

•	if the debt securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.
Global Securities
As noted above, we usually will issue debt securities as registered securities in book-entry form only. A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms.
Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities issued in book-entry form.
A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “Special Situations when a Global Security Will Be Terminated”. As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.
Special Considerations for Global Securities
As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the holder of the debt securities represented by the global security.
If debt securities are issued only in the form of a global security, an investor should be aware of the following:

•
An investor cannot cause the debt securities to be registered in his or her name, and cannot obtain certificates for his or her interest in the debt securities, except in the special situations we describe below.

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An investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under “Issuance of Securities in Registered Form” above.

•	An investor may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form.

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An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

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The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way.

•	If we redeem less than all the debt securities of a particular series being redeemed, DTC’s practice is to determine by lot the amount to be redeemed from each of its participants holding that series.

•
An investor is required to give notice of exercise of any option to elect repayment of its debt securities, through its participant, to the applicable trustee and to deliver the related debt securities by causing its participant to transfer its interest in those debt securities, on DTC’s records, to the applicable trustee.

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DTC requires that those who purchase and sell interests in a global security deposited in its book-entry system use immediately available funds. Your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security.

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Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations when a Global Security will be Terminated
In a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-book-entry form (certificated securities). After that exchange, the choice of whether to hold the certificated debt securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of legal holders and street name investors under “Issuance of Securities in Registered Form” above.
The special situations for termination of a global security are as follows:

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if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security, and we do not appoint another institution to act as depositary within 60 days,

•	if we notify the trustee that we wish to terminate that global security, or

•	if an event of default has occurred with regard to the debt securities represented by that global security and has not been cured or waived; we discuss defaults later under “Events of Default.”
The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. If a global security is terminated, only the depositary, and not we or the applicable trustee, is responsible for deciding the names of the institutions in whose names the debt securities represented by the global security will be registered and, therefore, who will be the holders of those debt securities.
Payment and Paying Agents
We will pay interest to the person listed in the applicable trustee’s records as the owner of the debt security at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the debt security on the interest due date. That day, usually about two weeks in advance of the interest due date, is called the “record date.” Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling debt securities must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called “accrued interest.”

Payments on Global Securities
We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants, as described under “—Special Considerations for Global Securities.”
Payments on Certificated Securities
We will make payments on a certificated debt security as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee’s records as of the close of business on the regular record date. We will make all payments of principal and premium, if any, by check at the office of the applicable trustee in New York, NY and/or at other offices that may be specified in the prospectus supplement or in a notice to holders against surrender of the debt security.
Alternatively, if the holder asks us to do so, we will pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request payment by wire, the holder must give the applicable trustee or other paying agent appropriate transfer instructions at least 15 business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person who is the holder on the relevant regular record date. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.
Payment When Offices Are Closed
If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the indenture as if they were made on the original due date, except as otherwise indicated in the attached prospectus supplement. Such payment will not result in a default under any debt security or the indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.
Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.
Events of Default
You will have rights if an Event of Default occurs in respect of the debt securities of your series and is not cured, as described later in this subsection.
The term “Event of Default” in respect of the debt securities of your series means any of the following:

•	We do not pay the principal of, or any premium on, a debt security of the series on its due date.

•	We do not pay interest on a debt security of the series within 30 days of its due date.

•	We do not deposit any sinking fund payment in respect of debt securities of the series on its due date.

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We remain in breach of a covenant in respect of debt securities of the series for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the trustee or holders of at least 25% of the principal amount of debt securities of the series.

•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

•	Any other Event of Default in respect of debt securities of the series described in the prospectus supplement occurs.
An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal, premium or interest, if it considers the withholding of notice to be in the best interests of the holders.
Remedies if an Event of Default Occurs
If an Event of Default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the debt securities of the affected series.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability (called an “indemnity”). (Section 315 of the Trust Indenture Act of 1939) If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.
Before you are allowed to bypass your trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give your trustee written notice that an Event of Default has occurred and remains uncured.

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The holders of at least 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

•	The trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity.

•	The holders of a majority in principal amount of the debt securities must not have given the trustee a direction inconsistent with the above notice during that 60-day period.
However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date.
Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than

•	the payment of principal, any premium or interest or

•	in respect of a covenant that cannot be modified or amended without the consent of each holder.
Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of maturity.
Each year, we will furnish to each trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities or else specifying any default.
Merger or Consolidation
Under the terms of the indenture, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:

•	Where we merge out of existence or sell our assets, the resulting entity must agree to be legally responsible for our obligations under the debt securities.

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The merger or sale of assets must not cause a default on the debt securities and we must not already be in default (unless the merger or sale would cure the default). For purposes of this no-default test, a default would include an Event of Default that has occurred and has not been cured, as described under “Events of Default” above. A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us a notice of default or our default having to exist for a specific period of time were disregarded.

•
Under the indenture, no merger or sale of assets may be made if as a result any of our property or assets or any property or assets of one of our subsidiaries, if any, would become subject to any mortgage, lien or other encumbrance unless either (i) the mortgage, lien or other encumbrance could be created pursuant to the limitation on liens covenant in the indenture (see “Indenture Provisions—Limitation on Liens” below) without equally and ratably securing the indenture securities or (ii) the indenture securities are secured equally and ratably with or prior to the debt secured by the mortgage, lien or other encumbrance.

•	We must deliver certain certificates and documents to the trustee.

•	We must satisfy any other requirements specified in the prospectus supplement relating to a particular series of debt securities.

Modification or Waiver
There are three types of changes we can make to the indenture and the debt securities issued thereunder.
Changes Requiring Your Approval
First, there are changes that we cannot make to your debt securities without your specific approval. The following is a list of those types of changes:

•	change the stated maturity of the principal of, or interest on, a debt security;

•	reduce any amounts due on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a security following a default;

•	adversely affect any right of repayment at the holder’s option;

•	change the place (except as otherwise described in the prospectus or prospectus supplement) or currency of payment on a debt security;

•	impair your right to sue for payment;

•	adversely affect any right to convert or exchange a debt security in accordance with its terms;

•	modify the subordination provisions in the indenture in a manner that is adverse to holders of the debt securities;

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;

•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;

•
modify any other aspect of the provisions of the indenture dealing with supplemental indentures, modification and waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants; and

•	change any obligation we have to pay additional amounts.
Changes Not Requiring Approval
The second type of change does not require any vote by the holders of the debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. We also do not need any approval to make any change that affects only debt securities to be issued under the indenture after the change takes effect.
Changes Requiring Majority Approval
Any other change to the indenture and the debt securities would require the following approval:

•	If the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of that series.

•
If the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

In each case, the required approval must be given by written consent.
The holders of a majority in principal amount of all of the series of debt securities issued under an indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants in that indenture. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “—Changes Requiring Your Approval.”

Further Details Concerning Voting
When taking a vote, we will use the following rules to decide how much principal to attribute to a debt security:

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For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of these debt securities were accelerated to that date because of a default.

•	For debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that debt security described in the prospectus supplement.

•	For debt securities denominated in one or more foreign currencies, we will use the U.S. dollar equivalent.
Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under “Defeasance—Full Defeasance.”
We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders of one or more series, that vote or action may be taken only by persons who are holders of outstanding indenture securities of those series on the record date and must be taken within eleven months following the record date.
Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.
Defeasance
The following provisions will be applicable to each series of debt securities unless we state in the applicable prospectus supplement that the provisions of covenant defeasance and full defeasance will not be applicable to that series.
Covenant Defeasance
Under current United States federal tax law, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the particular series was issued. This is called “covenant defeasance”. In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your debt securities. If applicable, you also would be released from the subordination provisions described under “Indenture Provisions—Subordination” below. In order to achieve covenant defeasance, we must do the following:

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If the debt securities of the particular series are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of such debt securities a combination of money and United States government or United States government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

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We must deliver to the trustee a legal opinion of our counsel confirming that, under current United States federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity.

We must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with.
If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. In fact, if one of the remaining Events of Default occurred (such as our bankruptcy) and the debt securities became immediately due and payable, there might be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.
Full Defeasance
If there is a change in United States federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the debt securities of a particular series (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:

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If the debt securities of the particular series are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of such debt securities a combination of money and United States government or United States government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

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We must deliver to the trustee a legal opinion confirming that there has been a change in current United States federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity. Under current United States federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for your debt securities and you would recognize gain or loss on the debt securities at the time of the deposit.

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We must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. If applicable, you would also be released from the subordination provisions described later under “Indenture Provisions—Subordination”.
Form, Exchange and Transfer of Certificated Registered Securities
If registered debt securities cease to be issued in book-entry form, they will be issued:

•	only in fully registered certificated form,

•	without interest coupons, and

•	unless we indicate otherwise in the prospectus supplement, in denominations of $1,000 and amounts that are multiples of $1,000.
Holders may exchange their certificated securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.
Holders may exchange or transfer their certificated securities at the office of their trustee. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities. We may appoint another entity to perform these functions or perform them ourselves.
Holders will not be required to pay a service charge to transfer or exchange their certificated securities, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.
If we have designated additional transfer agents for your debt security, they will be named in your prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.
If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.
If a registered debt security is issued in book-entry form, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection, since it will be the sole holder of the debt security.
Resignation of Trustee
Each trustee may resign or be removed with respect to one or more series of indenture securities provided that a successor trustee is appointed to act with respect to these series. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under the indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

Indenture Provisions—Limitation on Liens
If we issue indenture securities that are denominated as senior debt securities, we covenant in the indenture that neither we nor any of our subsidiaries, if any, will pledge or subject to any lien any of our or their property or assets unless those senior debt securities issued under the indenture are secured by this pledge or lien equally and ratably with other indebtedness thereby secured. There are excluded from this covenant liens created to secure obligations for the purchase price of physical property, liens of a subsidiary securing indebtedness owed to us, liens existing on property acquired upon exercise of rights arising out of defaults on receivables acquired in the ordinary course of business, sales of receivables accounted for as secured indebtedness in accordance with generally accepted accounting principles, certain liens not related to the borrowing of money and other liens not securing borrowed money aggregating less than $500,000.
Indenture Provisions—Subordination
Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of (and premium, if any) and interest, if any, on any indenture securities denominated as subordinated debt securities is to be subordinated to the extent provided in the indenture in right of payment to the prior payment in full of all Senior Indebtedness (as defined below), but our obligation to you to make payment of the principal of (and premium, if any) and interest, if any, on such subordinated debt securities will not otherwise be affected. In addition, no payment on account of principal (or premium, if any), sinking fund or interest, if any, may be made on such subordinated debt securities at any time unless full payment of all amounts due in respect of the principal (and premium, if any), sinking fund and interest on Senior Indebtedness has been made or duly provided for in money or money’s worth.
In the event that, notwithstanding the foregoing, any payment by us is received by the trustee in respect of subordinated debt securities or by the holders of any of such subordinated debt securities before all Senior Indebtedness is paid in full, the payment or distribution must be paid over to the holders of the Senior Indebtedness or on their behalf for application to the payment of all the Senior Indebtedness remaining unpaid until all the Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of the Senior Indebtedness. Subject to the payment in full of all Senior Indebtedness upon this distribution by us, the holders of such subordinated debt securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of the Senior Indebtedness out of the distributive share of such subordinated debt securities.
By reason of this subordination, in the event of a distribution of our assets upon our insolvency, certain of our senior creditors may recover more, ratably, than holders of any subordinated debt securities. The indenture provides that these subordination provisions will not apply to money and securities held in trust under the defeasance provisions of the indenture.
Senior Indebtedness is defined in the indenture as the principal of (and premium, if any) and unpaid interest on:

•
our indebtedness (including indebtedness of others guaranteed by us), whenever created, incurred, assumed or guaranteed, for money borrowed (other than indenture securities issued under the indenture and denominated as subordinated debt securities), unless in the instrument creating or evidencing the same or under which the same is outstanding it is provided that this indebtedness is not senior or prior in right of payment to the subordinated debt securities, and

•	renewals, extensions, modifications and refinancings of any of this indebtedness.
If this prospectus is being delivered in connection with the offering of a series of indenture securities denominated as subordinated debt securities, the accompanying prospectus supplement will set forth the approximate amount of our Senior Indebtedness outstanding as of a recent date.
The Trustee under the Indenture
U.S. Bank National Association will serve as the trustee under the indenture.
Certain Considerations Relating to Foreign Currencies
Debt securities denominated or payable in foreign currencies may entail significant risks. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

DESCRIPTION OF OUR UNITS
As specified in the applicable prospectus supplement, we may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The prospectus supplement will describe:

•
the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be held or transferred separately;

•	a description of the terms of any unit agreement governing the units;

•	a description of the provisions for the payment, settlement, transfer or exchange of the units; and

•	whether the units will be issued in fully registered or global form.
The descriptions of the units and any applicable underlying security or pledge or depositary arrangements in this prospectus and in any prospectus supplement are summaries of the material provisions of the applicable agreements and are subject to, and qualified in their entirety by reference to, the terms and provisions of the applicable agreements, forms of which have been or will be filed as exhibits to the registration statement of which this prospectus forms a part.

DESCRIPTION OF OUR SUBSCRIPTION RIGHTS
We may issue subscription rights to our stockholders to purchase common stock or other securities. Subscription rights may or may not be transferable by the person purchasing or receiving the subscription rights. Any subscription rights offered as a combination with other securities would be treated as an offering of our units. See “Description of our Units.” In connection with a subscription rights offering to our stockholders, we would distribute certificates evidencing the subscription rights and a prospectus supplement to our stockholders on the record date that we set for receiving subscription rights in such subscription rights offering.
The applicable prospectus supplement would describe the following terms of subscription rights in respect of which this prospectus is being delivered:

•
the period of time the offering would remain open (which shall be open a minimum number of days such that all record holders would be eligible to participate in the offering and shall not be open longer than 120 days);

•	the title of such subscription rights;

•	the exercise price for such subscription rights (or method of calculation thereof if the price is not a specific dollar amount);

•
the ratio of the offering (which, in the case of transferable rights for common stock, will require a minimum of three shares to be held of record before a person is entitled to purchase an additional share);

•	the number of such subscription rights issued to each stockholder;

•	the extent to which such subscription rights are transferable and the market on which they may be traded if they are transferable;

•	if applicable, a discussion of certain U.S. federal income tax considerations applicable to the issuance or exercise of such subscription rights;

•	the date on which the right to exercise such subscription rights shall commence, and the date on which such right shall expire (subject to any extension);

•	the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities and the terms of such over-subscription privilege;

•	any termination right we may have in connection with such subscription rights offering; and

•	any other terms of such subscription rights, including exercise, settlement and other procedures and limitations relating to the transfer and exercise of such subscription rights.
Exercise of Subscription Rights
Each subscription right would entitle the holder of the subscription right to purchase for cash such amount of shares of the security being offered at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights would become void.
Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement we will forward, as soon as practicable, the shares of common stock purchasable upon such exercise. To the extent permissible under applicable law, we may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, as set forth in the applicable prospectus supplement.

DESCRIPTION OF OUR PURCHASE CONTRACTS
As may be specified in a prospectus supplement, we may issue purchase contracts obligating holders to purchase from us, and us to sell to the holders, a number of debt securities, shares of common stock or preferred stock, or other securities described in this prospectus or the applicable prospectus supplement at a future date or dates. The price of the securities or other property subject to the purchase contracts may be fixed at the time the purchase contracts are issued or may be determined by reference to a specific formula described in the purchase contracts. The purchase contracts may require us to make periodic payments to the holders of the purchase contracts. These payments may be unsecured or prefunded on some basis to be specified in the applicable prospectus supplement.
The applicable prospectus supplement relating to any purchase contracts will specify the material terms of the purchase contracts and any applicable pledge or depositary arrangements, including one or more of the following:

•
The stated amount that a holder will be obligated to pay under the purchase contract in order to purchase debt securities, common stock, preferred stock, or other securities described in this prospectus or the formula by which such amount shall be determined.

•
The settlement date or dates on which the holder will be obligated to purchase such securities. The prospectus supplement will specify whether the occurrence of any events may cause the settlement date to occur on an earlier date and the terms on which an early settlement would occur.

•	The events, if any, that will cause our obligations and the obligations of the holder under the purchase contract to terminate.

•
The settlement rate, which is a number that, when multiplied by the stated amount of a purchase contract, determines the number of securities that we or a trust will be obligated to sell and a holder will be obligated to purchase under that purchase contract upon payment of the stated amount of that purchase contract. The settlement rate may be determined by the application of a formula specified in the prospectus supplement. If a formula is specified, it may, subject to compliance with the 1940 Act, be based on the market price of such securities over a specified period or it may be based on some other reference statistic.

•
Whether the purchase contracts will be issued separately or as part of units consisting of a purchase contract and an underlying security with an aggregate principal amount equal to the stated amount. Any underlying securities will be pledged by the holder to secure its obligations under a purchase contract.

•
The type of underlying security, if any, that is pledged by the holder to secure its obligations under a purchase contract. Underlying securities may be debt securities, common stock, preferred stock, or other securities described in this prospectus or the applicable prospectus supplement.

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The terms of the pledge arrangement relating to any underlying securities, including the terms on which distributions or payments of interest and principal on any underlying securities will be retained by a collateral agent, delivered to us or be distributed to the holder.

•
The amount of the contract fee, if any, that may be payable by us to the holder or by the holder to us, the date or dates on which the contract fee will be payable and the extent to which we or the holder, as applicable, may defer payment of the contract fee on those payment dates. The contract fee may be calculated as a percentage of the stated amount of the purchase contract or otherwise.

The preceding description sets forth certain general terms and provisions of the purchase contracts to which any prospectus supplement may relate. The particular terms of the purchase contracts to which any prospectus supplement may relate and the extent, if any, to which the general provisions may apply to the purchase contracts so offered will be described in the applicable prospectus supplement. To the extent that any particular terms of the purchase contracts described in a prospectus supplement differ from any of the terms described above, then the terms described above will be deemed to have been superseded by that prospectus supplement.

REGULATION
We have elected to be treated as a BDC under the 1940 Act and have elected to be treated as a RIC under Subchapter M of the Code. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates (including any investment advisers or sub-advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities voting as a class. A majority of our outstanding voting securities is defined under the 1940 Act as the lesser of (i) 67% or more of our shares present at a meeting or represented by proxy if more than 50% of our outstanding shares are present or represented by proxy or (ii) more than 50% of our outstanding shares.
We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act. However, we may purchase or otherwise receive warrants to purchase the common stock of our portfolio companies in connection with acquisition financing or other investment. Similarly, in connection with an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances. We also do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, we generally cannot acquire more than 3% of the voting stock of any registered investment company, invest more than 5% of the value of our total assets in the securities of one registered investment company or invest more than 10% of the value of our total assets in the securities of more than one registered investment company. With regard to that portion of our portfolio invested in securities issued by registered investment companies, it should be noted that such investments might subject our stockholders to additional expenses. None of our policies is fundamental, and each may be changed without stockholder approval.
Qualifying Assets
Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as “qualifying assets,” unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are the following:
(1) Securities of an “eligible portfolio company,” purchased in transactions not involving any public offering. An eligible portfolio company is defined in the 1940 Act as any issuer which:
(a) is organized under the laws of, and has its principal place of business in, the United States;
(b) is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
(c) satisfies any of the following:

•
does not have any class of securities listed on a national securities exchange or has a class of securities listed on a national securities exchange but has an aggregate market value of outstanding equity of less than $250 million.

•	is controlled by a BDC or a group of companies including a BDC, and the BDC has an affiliated person who is a director of the eligible portfolio company; or

•	is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.
(2) Securities of any eligible portfolio company that we control.
(3) Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities were unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
(4) Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.
(5) Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of options, warrants or rights relating to such securities.

(6) Cash, cash equivalents, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment.
Managerial Assistance to Portfolio Companies
In addition, a BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above. However, in order to count portfolio securities as qualifying assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.
Temporary Investments
Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. Government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements.
Senior Securities
We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any of these types of senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors—Risks relating to our business and structure—Regulations governing our operation as a BDC will affect our ability to, and the way in which we, raise additional capital.”
Code of Ethics
We have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and we have also approved AIM’s code of ethics that was adopted by it in accordance with Rule 17j-1 and Rule 204A-1 under the Advisers Act. These codes of ethics establish procedures for personal investments and restrict certain personal securities transactions. Personnel subject to a code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. For information on how to obtain a copy of each code of ethics, see “Available Information.”
Proxy Voting Policies and Procedures
SEC-registered investment advisers that have the authority to vote (client) proxies (which authority may be implied from a general grant of investment discretion) are required to adopt policies and procedures reasonably designed to ensure that the investment adviser votes proxies in the best interests of its clients. Registered investment advisers also must maintain certain records on proxy voting. When Apollo Investment does have voting rights, it will delegate the exercise of such rights to AIM. AIM’s proxy voting policies and procedures are summarized below:
In determining how to vote, officers of our investment adviser will consult with each other and other investment professionals of Apollo, taking into account the interests of Apollo Investment and its investors as well as any potential conflicts of interest. Our investment adviser will consult with legal counsel to identify potential conflicts of interest. Where a potential conflict of interest exists, our investment adviser may, if it so elects, resolve it by following the recommendation of a disinterested third party, by seeking the direction of the independent directors of Apollo Investment or, in extreme cases, by abstaining from voting. While our investment adviser may retain an outside service to provide voting recommendations and to assist in analyzing votes, our investment adviser will not delegate its voting authority to any third party.

An officer of AIM will keep a written record of how all such proxies are voted. Our investment adviser will retain records of (1) proxy voting policies and procedures, (2) all proxy statements received (or it may rely on proxy statements filed on the SEC’s EDGAR system in lieu thereof), (3) all votes cast, (4) investor requests for voting information, and (5) any specific documents prepared or received in connection with a decision on a proxy vote. If it uses an outside service, our investment adviser may rely on such service to maintain copies of proxy statements and records, so long as such service will provide a copy of such documents promptly upon request.
Our investment adviser’s proxy voting policies are not exhaustive and are designed to be responsive to the wide range of issues that may be subject to a proxy vote. In general, our investment adviser will vote our proxies in accordance with these guidelines unless: (1) it has determined otherwise due to the specific and unusual facts and circumstances with respect to a particular vote, (2) the subject matter of the vote is not covered by these guidelines, (3) a material conflict of interest is present, or (4) we find it necessary to vote contrary to our general guidelines to maximize stockholder value or the best interests of Apollo Investment. In reviewing proxy issues, our investment adviser generally will use the following guidelines:
Elections of Directors: In general, our investment adviser will vote in favor of the management-proposed slate of directors. If there is a proxy fight for seats on a portfolio company’s board of directors or our investment adviser determines that there are other compelling reasons for withholding our vote, it will determine the appropriate vote on the matter. We may withhold votes for directors that fail to act on key issues, such as failure to: (1) implement proposals to declassify a board of directors, (2) implement a majority vote requirement, (3) submit a rights plan to a stockholder vote or (4) act on tender offers where a majority of stockholders have tendered their shares. Finally, our investment adviser may withhold votes for directors of non-U.S. issuers where there is insufficient information about the nominees disclosed in the proxy statement.
Appointment of Independent Registered Public Accounting Firm: We believe that a portfolio company remains in the best position to choose its independent registered public accounting firm, and our investment adviser will generally support management’s recommendation in this regard.
Changes in Capital Structure: Changes in a portfolio company’s charter or bylaws may be required by state or federal regulation. In general, our investment adviser will cast our votes in accordance with the management on such proposals. However, our investment adviser will consider carefully any proposal regarding a change in corporate structure that is not required by state or federal regulation.
Corporate Restructurings, Mergers and Acquisitions: We believe proxy votes dealing with corporate reorganizations are an extension of the investment decision. Accordingly, our investment adviser will analyze such proposals on a case-by-case basis and vote in accordance with its perception of our interests.
Proposals Affecting Stockholder Rights: We will generally vote in favor of proposals that give stockholders a greater voice in the affairs of a portfolio company and oppose any measure that seeks to limit such rights. However, when analyzing such proposals, our investment adviser will balance the financial impact of the proposal against any impairment of stockholder rights as well as of our investment in the portfolio company.
Corporate Governance: We recognize the importance of good corporate governance. Accordingly, our investment adviser will generally favor proposals that promote transparency and accountability within a portfolio company.
Anti-Takeover Measures: Our investment adviser will evaluate, on a case-by-case basis, any proposals regarding anti-takeover measures to determine the measure’s likely effect on stockholder value dilution.
Stock Splits: Our investment adviser will generally vote with management on stock split matters.
Limited Liability of Directors: Our investment adviser will generally vote with management on matters that could adversely affect the limited liability of directors.
Social and Corporate Responsibility: Our investment adviser will review proposals related to social, political and environmental issues to determine whether they may adversely affect stockholder value. Our investment adviser may abstain from voting on such proposals where they do not have a readily determinable financial impact on stockholder value.
Stockholders may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, Apollo Investment Corporation, 9 West 57th Street, New York, NY 10019.

Other
We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our board of directors who are not interested persons and, in some cases, prior approval by the SEC.
On March 29, 2016, we received an exemptive order from the SEC permitting us greater flexibility to negotiate the terms of co-investment transactions with certain of our affiliates, including investment funds managed by AIM or its affiliates, subject to the conditions included therein. Under the terms of the Order, a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors must be able to reach certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our board of directors' approved criteria. In certain situations where co-investment with one or more funds managed by AIM or its affiliates is not covered by the Order, the personnel of AIM or its affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. The Order is subject to certain terms and conditions so there can be no assurance that we will be permitted to co-invest with certain of our affiliates other than in the circumstances currently permitted by regulatory guidance and the Order.
We will be periodically examined by the SEC for compliance with the 1940 Act.
We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to Apollo Investment or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.
We and AIM have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws and intend to review these policies and procedures annually for their adequacy and the effectiveness of their implementation. We have designated a chief compliance officer to be responsible for administering our compliance policies and procedures.
Compliance with the Sarbanes-Oxley Act of 2002 and The Nasdaq Global Select Market Corporate Governance Regulations
The Sarbanes-Oxley Act of 2002 imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. The Sarbanes-Oxley Act has required us to review our policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We will continue to monitor our compliance with all future regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

In addition, The Nasdaq Global Select Market also adopted corporate governance changes to its listing standards. We believe we are in compliance with such corporate governance listing standards. We will continue to monitor our compliance with all future listing standards and will take actions necessary to ensure that we are in compliance therewith.
CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT,
REGISTRAR AND TRUSTEE
Our securities are held under a custody agreement by JPMorgan Chase Bank, a global financial services firm. The address of the custodian is: 270 Park Avenue, New York, NY 10017. American Stock Transfer and Trust Company will act as our transfer agent, dividend paying agent and registrar. The principal business address of American Stock Transfer & Trust Company is: 6201 15th Avenue, Brooklyn, NY 11219, telephone number: (718) 921-8200. U.S. Bank National Association will act as the trustee. The principal business address of U.S. Bank National Association is: Global Corporate Trust Services, 100 Wall Street, New York, NY 10005.
BROKERAGE ALLOCATION AND OTHER PRACTICES
Since we generally acquire and dispose of our investments in privately negotiated transactions, we infrequently use brokers in the normal course of our business. From the commencement of our operations through March 31, 2016, we have not paid any brokerage commissions. Subject to policies established by our board of directors, our investment adviser is primarily responsible for the execution of the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our investment adviser does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our investment adviser generally seeks reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our investment adviser may select a broker based partly upon brokerage or research services provided to the investment adviser and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our investment adviser determines in good faith that such commission is reasonable in relation to the services provided.

PLAN OF DISTRIBUTION
We may sell the securities in any of three ways (or in any combination): (a) through underwriters or dealers; (b) directly to a limited number of purchasers or to a single purchaser; or (c) through agents. The securities may be sold “at-the-market” to or through a market maker or into an existing trading market for the securities, on an exchange or otherwise. The prospectus supplement will set forth the terms of the offering of such securities, including:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

•	the offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.
In addition, pursuant to the terms of certain applicable registration rights agreements entered into by us, or that we may enter into in the future, certain holders of our securities may resell securities under this prospectus and as described in any related prospectus supplement.
Any offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.
In compliance with the guidelines of FINRA, the maximum compensation to the underwriters or dealers in connection with the sale of our securities pursuant to this prospectus and the accompanying supplement to this prospectus may not exceed 8% of the aggregate offering price of the securities as set forth on the cover page of the supplement to this prospectus.
We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.
To the extent permissible under applicable law, we may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, as set forth in the applicable prospectus supplement.
If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase our securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of our securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.
Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933 or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

We may enter into derivative transactions with third parties or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the prospectus supplement applicable to those derivatives so indicates, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). We or one of our affiliates may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.
In order to comply with the securities laws of certain states, if applicable, our securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers.
LEGAL MATTERS
Certain legal matters regarding the securities offered by this prospectus will be passed upon for Apollo Investment by Skadden, Arps, Slate, Meagher & Flom LLP, New York, NY and Miles & Stockbridge, P.C., Baltimore, MD. Certain legal matters in connection with the offering will be passed upon for the underwriters, if any, by the counsel named in the applicable prospectus supplement.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP, located at 300 Madison Ave, New York, NY 10017, is the independent registered public accounting firm of the Company. PricewaterhouseCoopers LLP audits the Company's financial statements and the effectiveness of the Company's internal control over financial reporting, and provides audit related services and tax services.
The financial statements as of March 31, 2016 and March 31, 2015 and for each of the three years in the period ended March 31, 2016 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of March 31, 2016 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The consolidated financial statements of Merx Aviation Finance LLC, and subsidiaries, for the years ended March 31, 2016 and March 31, 2015 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
With respect to the unaudited financial information of Apollo Investment Corporation for the three and six month periods ended September 30, 2016 and 2015, included in this Prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated November 8, 2016 appearing herein states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.
AVAILABLE INFORMATION
We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act of 1933, with respect to our securities offered by this prospectus. The registration statement contains additional information about us and the securities being offered by this prospectus.
We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements, codes of ethics and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC which are available on the SEC’s Internet site at http://www.sec.gov. In addition, information specifically regarding how we voted proxies relating to portfolio securities for the year ended March 31, 2016 is available without charge, upon request, by calling 212-515-3450. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of March 31, 2016. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2016 based upon criteria in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our assessment, management determined that the Company’s internal control over financial reporting was effective as of March 31, 2016 based on the criteria on Internal Control — Integrated Framework issued by COSO.
The effectiveness of the Company’s internal control over financial reporting as of March 31, 2016 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Apollo Investment Corporation:
In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations, changes in net assets and cash flows present fairly, in all material respects, the financial position of Apollo Investment Corporation (the “Company”) at March 31, 2016 and March 31, 2015, and the results of its operations, the changes in net assets, and its cash flows for each of the three years in the period ended March 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing on page 58 of the annual report to stockholders. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. Our procedures included confirmation of securities at March 31, 2016 by correspondence with the custodians, and where replies were not received, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/  PricewaterhouseCoopers LLP
New York, New York
May 19, 2016

APOLLO INVESTMENT CORPORATION STATEMENTS OF ASSETS AND LIABILITIES (In thousands, except share and per share data)

	March 31, 2016	March 31, 2015
Assets
Investments at fair value:
Non-controlled/non-affiliated investments (cost — $2,052,896 and $2,514,328, respectively)	$1,790,294	$2,357,042
Non-controlled/affiliated investments (cost — $216,202 and $297,948, respectively)	272,558	327,218
Controlled investments (cost — $829,029 and $674,299, respectively)	853,977	665,567
Total investments at fair value (cost — $3,098,127 and $3,486,575, respectively)	2,916,829	3,349,827
Cash	16,521	3,766
Foreign currencies (cost — $2,354 and $4,856, respectively)	2,384	4,651
Receivable for investments sold	79,625	114,884
Interest receivable	29,749	43,312
Dividends receivable	9,509	5,425
Deferred financing costs	29,147	29,743
Prepaid expenses and other assets	9,523	9,283
Total Assets	$3,093,287	$3,560,891

Liabilities
Debt	$1,327,610	$1,498,759
Payable for investments purchased	25,091	10,736
Dividends payable	45,231	47,348
Management and performance-based incentive fees payable	31,124	37,361
Interest payable	7,444	15,851
Accrued administrative services expense	2,015	2,000
Other liabilities and accrued expenses	9,191	11,228
Total Liabilities	$1,447,706	$1,623,283
Commitments and contingencies (Note 8)
Net Assets	$1,645,581	$1,937,608

Net Assets
Common stock, $0.001 par value (400,000,000 shares authorized; 226,156,496 and 236,741,351 shares issued and outstanding, respectively)	$226	$237
Paid-in capital in excess of par	3,026,922	3,197,715
Accumulated (overdistributed) underdistributed net investment income	71,231	(35,589)
Accumulated net realized loss	(1,288,141)	(1,102,517)
Net unrealized loss	(164,657)	(122,238)
Net Assets	$1,645,581	$1,937,608

Net Asset Value Per Share	$7.28	$8.18

APOLLO INVESTMENT CORPORATION STATEMENTS OF OPERATIONS (In thousands, except per share data)

	Year Ended March 31,
	2016	2015	2014
Investment Income
Non-controlled/non-affiliated investments:
Interest income	$257,997	$345,887	$310,031
Dividend income	3,885	5,298	7,149
Other income	11,176	11,899	12,012
Non-controlled/affiliated investments:
Interest income	1,194	3,744	3,252
Dividend income	32,295	19,594	19,765
Other income	368	87	—
Controlled investments:
Interest income	51,116	38,981	23,375
Dividend income	21,651	7,641	4,921
Other income	63	500	841
Total Investment Income	$379,745	$433,631	$381,346
Expenses
Management fees	$66,176	$73,604	$62,819
Performance-based incentive fees	43,943	53,179	46,924
Interest and other debt expenses	80,850	79,329	68,639
Administrative services expense	6,449	5,850	5,600
Other general and administrative expenses	8,745	9,543	8,257
Total expenses	206,163	221,505	192,239
Management and performance-based incentive fees waived	(19,440)	(15,615)	(12,092)
Expense reimbursements	(235)	(232)	(49)
Net Expenses	$186,488	$205,658	$180,098
Net Investment Income	$193,257	$227,973	$201,248
Net Realized and Change in Unrealized Gains (Losses)
Net realized gains (losses):
Non-controlled/non-affiliated investments	$(154,230)	$(27,451)	$(118,745)
Non-controlled/affiliated investments	(5,554)	11,300	2,078
Controlled investments	(39,736)	—	(969)
Foreign currency transactions	4,626	2,783	2,588
Derivatives and other	(470)	—	8,541
Net realized losses	(195,364)	(13,368)	(106,507)
Net change in unrealized gains (losses):
Non-controlled/non-affiliated investments	(105,316)	(191,645)	163,972
Non-controlled/affiliated investments	27,086	21,684	(2,115)
Controlled investments	33,680	13,294	26,840
Foreign currency translations	2,131	17,484	(12,566)
Net change in unrealized gains (losses)	(42,419)	(139,183)	176,131
Net Realized and Change in Unrealized Gains (Losses)	$(237,783)	$(152,551)	$69,624
Net Increase (Decrease) in Net Assets Resulting from Operations	$(44,526)	$75,422	$270,872
Earnings (Loss) Per Share — Basic	$(0.19)	$0.32	$1.21
Earnings (Loss) Per Share — Diluted	$(0.19)	$0.32	$1.18

APOLLO INVESTMENT CORPORATION STATEMENTS OF CHANGES IN NET ASSETS (In thousands, except share data)

	Year Ended March 31,
	2016	2015	2014
Operations
Net investment income	$193,257	$227,973	$201,248
Net realized losses	(195,364)	(13,368)	(106,507)
Net change in unrealized gains (losses)	(42,419)	(139,183)	176,131
Net Increase (Decrease) in Net Assets Resulting from Operations	$(44,526)	$75,422	$270,872

Distributions to Stockholders
Distribution of net investment income	$(111,853)	$(165,626)	$(182,193)
Distribution of return of capital	(73,211)	(23,767)	—
Net Decrease in Net Assets Resulting from Distributions to Stockholders	$(185,064)	$(189,393)	$(182,193)

Capital Share Transactions
Net proceeds from the issuance of common stock	$—	$—	$286,553
Offering costs for the issuance of common stock	—	(32)	(1,010)
Repurchase of common stock	(62,437)	—	—
Net Increase (Decrease) in Net Assets Resulting from Capital Share Transactions	$(62,437)	$(32)	$285,543

Net Assets
Net increase (decrease) in net assets during the period	$(292,027)	$(114,003)	$374,222
Net assets at beginning of period	1,937,608	2,051,611	1,677,389
Net Assets at End of Period	$1,645,581	$1,937,608	$2,051,611

Capital Share Activities
Shares sold during the period	—	—	33,850,000
Shares repurchased during the period	(10,584,855)	—	—
Shares issued and outstanding at beginning of period	236,741,351	236,741,351	202,891,351
Shares Issued and Outstanding at End of Period	226,156,496	236,741,351	236,741,351

APOLLO INVESTMENT CORPORATION STATEMENTS OF CASH FLOWS (In thousands)

	Year Ended March 31,
	2016	2015	2014
Operating Activities
Net increase (decrease) in net assets resulting from operations	$(44,526)	$75,422	$270,872
Net realized losses	195,364	13,368	106,507
Net change in unrealized (gains) losses	42,419	139,183	(176,131)
Net amortization of premiums and accretion of discounts on investments	(7,185)	(11,409)	(34,366)
Accretion of discount on notes	595	85	—
Amortization of deferred financing costs	6,472	6,676	7,168
Increase from foreign currency transactions	4,626	1,797	3,240
Changes in operating assets and liabilities:
Payment-in-kind interest and dividends capitalized	(40,836)	(31,036)	(28,884)
Purchases of investments	(1,074,457)	(2,319,922)	(2,722,593)
Proceeds from derivatives	—	—	8,541
Proceeds from sales and repayments of investments	1,360,550	2,167,586	2,254,984
Decrease (increase) in interest receivable	14,162	(3,206)	11,884
Increase in dividends receivable	(4,084)	(1,798)	(924)
Decrease (increase) in prepaid expenses and other assets	(240)	(8,991)	28
Increase (decrease) in management and performance-based incentive fees payable	(6,237)	6,253	4,599
Increase (decrease) in interest payable	(8,407)	1,533	2,306
Increase (decrease) in accrued administrative services expense	15	85	(304)
Increase (decrease) in other liabilities and accrued expenses	(2,037)	7,415	296
Net Cash Provided by (Used in) Operating Activities	$436,194	$43,041	$(292,777)
Financing Activities
Issuances of debt	$2,042,514	$3,176,136	$2,537,088
Payments of debt	(2,212,961)	(3,031,030)	(2,334,130)
Financing costs paid and deferred	(5,876)	(4,818)	(11,778)
Net proceeds from the issuance of common stock	—	—	286,553
Offering costs for the issuance of common stock	—	(32)	(1,010)
Repurchase of common stock	(62,437)	—	—
Dividends paid	(187,181)	(189,393)	(175,423)
Net Cash Provided by (Used in) Financing Activities	$(425,941)	$(49,137)	$301,300

Cash and Foreign Currencies
Net increase (decrease) in cash and foreign currencies during the period	$10,253	$(6,096)	$8,523
Effect of foreign exchange rate changes	235	(223)	16
Cash and foreign currencies at beginning of period	8,417	14,736	6,197
Cash and Foreign Currencies at End of Period	$18,905	$8,417	$14,736

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$79,763	$69,098	$56,584

Non-Cash Activities
Payment-in-kind income	$40,078	$34,092	$28,974

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Investment	Industry (9)	Interest Rate (20)	Maturity Date	Par (12)	Cost	Fair Value (1)
Non-Controlled/Non-Affiliated Investments
Corporate Debt
Secured Debt
First Lien Secured Debt
First Lien Secured Debt (excluding Revolvers and Letters of Credit)
Aventine Renewable Energy Holdings, Inc.	Chemicals, Plastics & Rubber	10.50% Cash (15.00% PIK Toggle)	9/22/17	$16,764	$19,053	$15,334
Aveta, Inc. (16)	Healthcare & Pharmaceuticals	9.75% (3M L+825, 1.50% Floor)	12/12/17	21,367	21,114	13,461
Aveta, Inc. (16)	Healthcare & Pharmaceuticals	9.75% (3M L+825, 1.50% Floor)	12/12/17	15,533	15,315	9,786
Belk, Inc.	Retail	5.75% (6M L+475, 1.00% Floor)	12/12/22	1,866	1,610	1,660
ChyronHego Corporation (18)	High Tech Industries	6.63% (3M L+563, 1.00% Floor)	3/9/20	32,225	31,684	31,580
Deep Gulf Energy II, LLC	Energy – Oil & Gas	14.50% (3M L+1300, 1.50% Floor)	9/30/18	25,000	25,000	22,500
Delta Educational Systems, Inc. (16)	Education	16.00% (3M L+1400 PIK, 2.00% Floor)	12/11/16	6,784	6,784	6,784
Dodge Data & Analytics LLC	Business Services	9.75% (3M L+875, 1.00% Floor)	10/31/19	53,125	52,316	51,664
ECN Holding Company (Emergency Communications Network) (16)(18)	High Tech Industries	8.00% (3M L+700, 1.00% Floor)	6/12/21	11,166	11,017	10,786
ECN Holding Company (Emergency Communications Network) (16)(18)	High Tech Industries	8.00% (6M L+700, 1.00% Floor)	6/12/21	11,166	11,017	10,786
LabVantage Solutions Inc.	High Tech Industries	9.00% (3M L+800, 1.00% Floor)	12/29/20	14,906	14,445	14,422
LabVantage Solutions Limited (16)(17)	High Tech Industries	9.00% (3M E+800, 1.00% Floor)	12/29/20	€13,656	14,221	15,055
Magnetation, LLC (14)	Metals & Mining	12.00% PIK	7/7/16	13,466	12,427	1,687
Maxus Capital Carbon SPE I, LLC	Chemicals, Plastics & Rubber	13.00%	12/31/18	59,305	59,305	58,569
My Alarm Center, LLC, Term Loan A (16)	Business Services	9.00% (1M L+800, 1.00% Floor)	1/9/19	28,035	28,035	27,545
My Alarm Center, LLC, Term Loan B (16)(23)	Business Services	9.00% (1M L+800, 1.00% Floor)	1/9/19	7,774	7,774	7,638
My Alarm Center, LLC, Unfunded Term Loan B (8)(16)(21)(23)	Business Services	0.35% Unfunded	1/9/19	987	—	(17)
My Alarm Center, LLC, Term Loan C (16)(23)	Business Services	9.00% (3M L+800, 1.00% Floor)	1/9/19	2,865	2,865	2,814
My Alarm Center, LLC, Unfunded Term Loan C (8)(16)(21)(23)	Business Services	0.35% Unfunded	1/9/19	1,247	—	(22)

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Investment	Industry (9)	Interest Rate (20)	Maturity Date	Par (12)		Cost	Fair Value (1)
Osage Exploration & Development, Inc. (11)(14)(16)(17)	Energy – Oil & Gas	11.44% Cash (1M L+1100 PIK Toggle)	4/27/16		26,698	24,706	5,374
Osage Exploration & Development, Inc. (16)(17)(23)	Energy – Oil & Gas	8.00%	4/25/16		$400	$400	$400
Saba Software, Inc. (18)	High Tech Industries	9.75% (1M L+875, 1.00% Floor)	3/30/21		9,925	9,925	9,776
SCM Insurance Services, Inc. (17)	Business Services	9.25%	8/22/19	C$	39,480	33,035	26,538
Spotted Hawk Development, LLC (14)	Energy – Oil & Gas	19.00% (13.00% Cash plus 6.00% PIK)	9/12/16		85,660	84,380	64,071
Telestream Holdings Corporation (18)	High Tech Industries	7.77% (3M L+677, 1.00% Floor)	1/15/20		31,691	31,691	31,057
UniTek Global Services Inc. (16)	Telecommunications	9.50% (3M L+750 Cash plus 1.00% PIK, 1.00% Floor)	1/13/19		13,427	13,427	13,427
UniTek Global Services Inc. (16)	Telecommunications	11.00% (P+650 Cash plus 1.00% PIK)	1/13/19		4,500	4,500	4,500
UniTek Global Services Inc. (16)	Telecommunications	8.50% (3M L+750, 1.00% Floor)	1/13/19		32,367	32,367	30,748
Venoco, Inc. (16)	Energy – Oil & Gas	12.00%	2/28/19		40,517	40,517	32,566
Total First Lien Secured Debt (excluding Revolvers and Letters of Credit)—31.7% (10)						$608,930	$520,489
Revolvers and Letters of Credit
Alliant Holdings Intermediate, LLC, Revolver (16)(23)	Insurance	3.94% (3M L+350)	8/14/20		$3,375	$3,375	$3,051
Alliant Holdings Intermediate, LLC, Revolver (16)(23)	Insurance	6.00% (P+250)	8/14/20		375	375	339
Alliant Holdings Intermediate, LLC, Unfunded Revolver (8)(16)(21)(23)	Insurance	0.50% Unfunded	8/14/20		11,141	(1,494)	(1,070)
Alliant Holdings Intermediate, LLC, Letter of Credit (8)(16)(23)	Insurance	3.375%	10/1/16		8	—	(1)
Alliant Holdings Intermediate, LLC, Letter of Credit (8)(16)(23)	Insurance	3.375%	11/30/16		56	—	(5)
Alliant Holdings Intermediate, LLC, Letter of Credit (8)(16)(23)	Insurance	3.375%	4/23/16		37	—	(4)
Alliant Holdings Intermediate, LLC, Letter of Credit (8)(16)(23)	Insurance	3.375%	5/4/16		8	—	(1)
Confie Seguros Holding II Co., Revolver (16)(23)	Insurance	4.93% (3M L+450)	11/9/17		1,120	1,120	1,008
Confie Seguros Holding II Co., Revolver (16)(23)	Insurance	7.00% (P+350)	11/9/17		500	500	450
Confie Seguros Holding II Co., Unfunded Revolver (8)(16)(21)(23)	Insurance	0.50% Unfunded	11/9/17		2,756	(248)	(276)
Confie Seguros Holding II Co., Letter of Credit (8)(16)(23)	Insurance	4.50%	1/13/17		124	—	(12)
LabVantage Solutions Limited, Unfunded Revolver (8)(16)(17)(21)(23)	High Tech Industries	0.50% Unfunded	12/29/20		€3,435	(114)	(127)
My Alarm Center, LLC, Unfunded Revolver (8)(16)(21)(23)	Business Services	0.35% Unfunded	1/9/19		6,250	—	(109)
Tibco Software Inc., Unfunded Revolver (8)(16)(21)(23)	High Tech Industries	0.50% Unfunded	12/5/19		6,000	(44)	(1,200)

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Investment	Industry (9)	Interest Rate (20)	Maturity Date	Par (12)	Cost	Fair Value (1)
Transfirst Holdings, Inc., Unfunded Revolver (16)(21)(23)	Diversified Investment Vehicles, Banking, Finance, Real Estate	0.50% Unfunded	11/12/19	2,949	(11)	—
Transfirst Holdings, Inc., Letter of Credit (16)(23)	Diversified Investment Vehicles, Banking, Finance, Real Estate	3.75%	11/12/19	51	—	—
UniTek Global Services Inc., Unfunded Revolver (16)(21)(23)	Telecommunications	0.50% Unfunded	1/13/19	$5,000	$—	$—
UniTek Global Services Inc., Letter of Credit (16)(23)	Telecommunications	7.50%	1/13/19	8,812	—	—
UniTek Global Services Inc., Letter of Credit (16)(23)	Telecommunications	7.50%	1/13/19	1,850	—	—
Total Revolvers and Letters of Credit—0.1% (10)					$3,459	$2,043
Total First Lien Secured Debt—31.8% (10)					$612,389	$522,532
Second Lien Secured Debt
1A Smart Start LLC	Consumer Services	9.50% (3M L+850, 1.00% Floor)	8/22/22	$35,000	$34,345	$34,020
Access CIG, LLC (16)	Business Services	9.75% (3M L+875, 1.00% Floor)	10/17/22	35,755	34,180	33,558
Access CIG, LLC (16)	Business Services	9.75% (3M L+875, 1.00% Floor)	10/17/22	15,215	14,625	14,280
Active Network, Inc.	Business Services	9.50% (3M L+850, 1.00% Floor)	11/15/21	19,672	19,596	17,115
Appriss Holdings, Inc.	Business Services	9.25% (3M L+825, 1.00% Floor)	5/21/21	32,750	32,331	32,259
Armor Holding II LLC	Diversified Investment Vehicles, Banking, Finance, Real Estate	10.25% (3M L+900, 1.25% Floor)	12/26/20	8,000	7,886	7,740
Asurion Corporation	Insurance	8.50% (3M L+750, 1.00% Floor)	3/3/21	39,590	39,361	37,293
Confie Seguros Holding II Co. (16)	Insurance	10.25% (3M L+900, 1.25% Floor)	5/8/19	22,344	22,249	20,668
Delta Educational Systems, Inc. (16)	Education	35.00% PIK	6/10/18	1,289	1,289	3,223
Deltek, Inc.	Business Services	9.50% (3M L+850, 1.00% Floor)	6/26/23	15,086	14,879	14,558
Elements Behavioral Health, Inc.	Healthcare & Pharmaceuticals	13.00% (3M L+1200 PIK, 1.00% Floor)	2/11/20	9,821	9,754	9,428
Extraction Oil & Gas Holdings, LLC	Energy – Oil & Gas	10.00% and 11.00%	5/29/19	52,633	52,072	51,580
Garden Fresh Restaurant Corp. (16)	Hotel, Gaming, Leisure, Restaurants	15.00% (1M L+1350 PIK, 1.50% Floor)	1/1/19	46,400	44,933	25,520
Garden Fresh Restaurant Corp. (16)	Hotel, Gaming, Leisure, Restaurants	7.75% (3M L+625 PIK, 1.50% Floor)	1/1/19	8,929	7,569	7,232
GCA Services Group, Inc.	Business Services	10.00% (3M L+900, 1.00% Floor)	2/22/24	10,000	9,750	10,000

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Investment	Industry (9)	Interest Rate (20)	Maturity Date	Par (12)		Cost	Fair Value (1)
Grocery Outlet, Inc.	Food & Grocery	9.25% (3M L+825, 1.00% Floor)	10/21/22		25,000	24,673	23,312
GTCR Valor Companies, Inc.	Business Services	9.50% (3M L+850, 1.00% Floor)	11/30/21		35,000	34,705	34,810
Infiltrator Systems Integrated, LLC	Manufacturing, Capital Equipment	9.75% (3M L+875, 1.00% Floor)	5/26/23		13,889	13,632	13,637
Institutional Shareholder Services, Inc.	Business Services	8.50% (3M L+750, 1.00% Floor)	4/30/22		$6,640	$6,586	$6,109
MSC Software Corp. (17)	High Tech Industries	8.50% (3M L+750, 1.00% Floor)	5/31/21		13,448	13,342	11,565
Novolex Holdings, Inc.	Containers, Packaging & Glass	9.75% (3M L+875, 1.00% Floor)	6/5/22		42,045	41,120	39,733
Pabst Brewing Company	Consumer Goods – Durable	9.25% (3M L+825, 1.00% Floor)	11/14/22		27,000	26,703	26,291
Poseidon Merger Sub, Inc.	Business Services	9.50% (3M L+850, 1.00% Floor)	8/15/23		18,000	17,501	17,640
Premier Trailer Leasing, Inc.	Transportation – Cargo, Distribution	10.00% (3M L+900, 1.00% Floor)	9/24/20		52,000	51,171	53,040
River Cree Enterprises LP (11)(17)	Hotel, Gaming, Leisure, Restaurants	11.00%	1/20/21	C$	23,000	21,684	17,293
SiTV, Inc. (11)	Broadcasting & Subscription	10.375%	7/1/19		2,219	2,219	1,725
SMG	Hotel, Gaming, Leisure, Restaurants	9.25% (3M L+825, 1.00% Floor)	2/27/21		19,900	19,900	19,801
Sprint Industrial Holdings, LLC	Containers, Packaging & Glass	11.25% (3M L+1000, 1.25% Floor)	11/14/19		16,163	15,507	11,557
SquareTwo Financial Corp. (17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	11.625%	4/1/17		65,152	64,722	32,014
Sterling Holdings Ultimate Parent, Inc.	High Tech Industries	9.25% (3M L+825, 1.00% Floor)	6/19/23		20,000	19,804	19,400
STG-Fairway Acquisitions, Inc.	Business Services	10.25% (3M L+925, 1.00% Floor)	6/30/23		15,000	14,649	14,250
TASC, Inc. (16)	Aerospace & Defense	12.00%	5/21/21		7,704	7,368	7,357
TASC, Inc. (16)	Aerospace & Defense	12.00%	5/21/21		7,058	6,934	6,741
TMK Hawk Parent, Corp.	Transportation – Cargo, Distribution	8.50% (3M L+750, 1.00% Floor)	10/1/22		34,000	33,709	33,490
Transfirst Holdings, Inc. (16)	Diversified Investment Vehicles, Banking, Finance, Real Estate	9.00% (3M L+800, 1.00% Floor)	11/11/22		29,840	29,538	29,989
Velocity Technology Solutions, Inc.	Business Services	9.00% (3M L+775, 1.25% Floor)	9/28/20		16,500	16,252	15,758
Venoco, Inc. (14)(16)	Energy – Oil & Gas	8.875% Cash (12.00% PIK Toggle)	2/28/19		37,993	48,170	20,766

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Investment	Industry (9)	Interest Rate (20)	Maturity Date	Par (12)	Cost	Fair Value (1)
Total Second Lien Secured Debt—47.1% (10)					$874,708	$774,752
Total Secured Debt—78.9% (10)					$1,487,097	$1,297,284

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Investment	Industry (9)	Interest Rate (20)	Maturity Date	Par (12)	Cost	Fair Value (1)
Unsecured Debt
American Tire Distributors, Inc. (11)	Transportation – Cargo, Distribution	10.25%	3/1/22	$14,741	$14,819	$13,230
Canacol Energy Ltd. (17)(23)	Energy – Oil & Gas	9.50% (3M L+850, 1.00% Floor)	12/31/19	75,000	73,424	71,400
Delta Educational Systems, Inc. (14)(16)	Education	16.00% PIK	5/12/17	28,276	28,125	12,110
Radio One, Inc. (11)	Broadcasting & Subscription	9.25%	2/15/20	15,804	15,724	11,004
Sorenson Holdings, LLC (11)	Consumer Goods – Durable	13.00% Cash (13.00% PIK Toggle)	10/31/21	52	35	50
Tibco Software Inc. (11)(16)	High Tech Industries	11.375%	12/1/21	4,984	4,859	4,317
U.S. Security Associates Holdings, Inc.	Business Services	11.00%	7/28/18	135,000	135,000	136,350
UniTek Global Services Inc. (16)	Telecommunications	15.00% PIK	7/13/19	7,362	7,362	7,362
Total Unsecured Debt—15.5% (10)					$279,348	$255,823
Total Corporate Debt—94.4% (10)					$1,766,445	$1,553,107
Structured Products and Other
Asset Repackaging Trust Six B.V. (11)(17)(19)	Utilities – Electric	13.87%	5/18/27	$58,411	$25,294	$31,628
Craft 2013-1, Credit-Linked Note (11)(16)(17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	9.87% (3M L+925)	4/17/22	25,000	25,066	23,501
Craft 2013-1, Credit-Linked Note (16)(17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	9.87% (3M L+925)	4/17/22	7,625	7,730	7,175
Craft 2014-1A, Credit-Linked Note (11)(17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	10.27% (3M L+965)	5/15/21	42,500	42,436	40,257
Craft 2015-2, Credit-Linked Note (11)(17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	9.87% (3M L+925)	1/16/24	26,000	25,947	24,219
Dark Castle Holdings, LLC	Media – Diversified & Production	12.77%	N/A	24,395	1,189	1,088
JP Morgan Chase & Co., Credit-Linked Note (17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	12.82% (1M L+1225)	12/20/21	43,250	41,427	42,356
NXT Capital CLO 2014-1, LLC, Class E Notes (11)(17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	5.93% (3M L+550)	4/23/26	5,000	4,691	3,900
Renaissance Umiat, LLC, ACES Tax Receivable (15)(17)	Energy – Oil & Gas	15.25% to 17.46%	N/A	—	5,592	5,669
Total Structured Products and Other—10.9% (10)					$179,372	$179,793
Equity
Preferred Equity				Shares
Crowley Holdings, Inc., Series A Preferred Stock (11)	Transportation – Cargo, Distribution	12.00% (10.00% Cash plus 2.00% PIK)	N/A	32,500	$34,003	$34,328
Gryphon Colleges Corp., Preferred Stock (13)(14)	Education	13.50% PIK	N/A	12,360	27,686	—
Gryphon Colleges Corp., Preferred Stock (13)(14)	Education	12.50% PIK	N/A	332,500	6,863	—
Sungevity Inc., Series D Preferred Stock (13)	Energy – Electricity	N/A	N/A	114,678,899	4,171	3,750

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Investment	Industry (9)	Interest Rate (20)	Maturity Date	Par (12)	Cost	Fair Value (1)
Varietal Distribution Holdings, LLC, Class A Preferred Unit	Transportation – Cargo, Distribution	4.00% PIK	N/A	3,097	4,092	4,092
Total Preferred Equity—2.6% (10)					$76,815	$42,170
Common Equity/Interests				Shares
Accelerate Parent Corp., Common Stock (13)	Transportation – Cargo, Distribution	N/A	N/A	1,664,046	$1,714	$2,000
AMP Solar Group, Inc., Class A Common Unit (13)(17)	Energy – Electricity	N/A	N/A	166,974	7,000	4,022
Clothesline Holdings, Inc., Common Stock (13)	Healthcare & Pharmaceuticals	N/A	N/A	6,000	6,000	642
Explorer Coinvest, LLC, Membership Interests (17)	Business Services	N/A	N/A	N/A	1,021	3,755
Garden Fresh Restaurant Holdings, LLC, Common Stock (13)	Hotel, Gaming, Leisure, Restaurants	N/A	N/A	50,000	5,000	—
Gryphon Colleges Corp., Common Stock (13)	Education	N/A	N/A	17,500	175	—
Skyline Data, News and Analytics LLC, Class A Common Unit (13)	Business Services	N/A	N/A	4,500	4,500	4,500
Sorenson Holdings, LLC, Membership Interests (13)	Consumer Goods – Durable	N/A	N/A	587	—	140
Varietal Distribution Holdings, LLC, Class A Common Unit (13)	Transportation – Cargo, Distribution	N/A	N/A	28,028	28	165
Total Common Equity/Interests—0.9% (10)					$25,438	$15,224
Warrants				Warrants
Energy & Exploration Partners, Inc., Common Stock Warrants (13)	Energy – Oil & Gas	N/A	N/A	60,778	$2,374	$—
Gryphon Colleges Corp., Class A-1 Preferred Stock Warrants (13)	Education	N/A	N/A	45,947	459	—
Gryphon Colleges Corp., Class B-1 Preferred Stock Warrants (13)	Education	N/A	N/A	104,314	1,043	—
Gryphon Colleges Corp., Common Stock Warrants (13)	Education	N/A	N/A	9,820	98	—
Osage Exploration & Development, Inc., Common Stock Warrants (13)(17)	Energy – Oil & Gas	N/A	N/A	1,496,843	—	—
Spotted Hawk Development, LLC, Common Stock Warrants (13)	Energy – Oil & Gas	N/A	N/A	54,545	852	—
Total Warrants—0.0% (10)					$4,826	$—
Total Equity—3.5% (10)					$107,079	$57,394
Total Non-Controlled/Non-Affiliated Investments—108.8% (10)					$2,052,896	$1,790,294

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Investment	Industry (9)	Interest Rate (20)	Maturity Date	Par (12)	Cost	Fair Value (1)
Non-Controlled/Affiliated Investments (4)
Corporate Debt
Secured Debt
First Lien Secured Debt
Pelican Energy, LLC (14)(17)	Energy – Oil & Gas	10.00% Cash (10.00% PIK Toggle)	12/31/18	$28,313	$26,808	$17,500
Total First Lien Secured Debt—1.1% (10)					$26,808	$17,500
Total Secured Debt—1.1% (10)					$26,808	$17,500
Total Corporate Debt—1.1% (10)					$26,808	$17,500
Structured Products and Other
Golden Bear Warehouse LLC, Membership Interests (3)(17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	N/A	N/A	$32,344	$32,908	$49,617
Highbridge Loan Management 3-2014, Ltd., Subordinated Notes (3)(11)(17)(22)	Diversified Investment Vehicles, Banking, Finance, Real Estate	5.15%	1/18/25	8,163	5,548	4,975
Ivy Hill Middle Market Credit Fund IX, Ltd., Subordinated Notes (3)(11)(17)(22)	Diversified Investment Vehicles, Banking, Finance, Real Estate	16.88%	10/18/25	12,500	10,181	9,717
Ivy Hill Middle Market Credit Fund X, Ltd., Subordinated Notes (3)(11)(17)(22)	Diversified Investment Vehicles, Banking, Finance, Real Estate	14.30%	7/18/27	14,000	12,290	10,722
Jamestown CLO I Ltd., Subordinated Notes (11)(17)(22)	Diversified Investment Vehicles, Banking, Finance, Real Estate	0.00%	11/5/24	4,325	2,875	380
MCF CLO I, LLC, Membership Interests (3)(11)(17)(22)	Diversified Investment Vehicles, Banking, Finance, Real Estate	14.23%	4/20/23	38,918	33,268	33,145
MCF CLO III, LLC, Class E Notes (11)(17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	5.07% (3M L+445)	1/20/24	12,750	11,570	10,073
MCF CLO III, LLC, Membership Interests (3)(11)(17)(22)	Diversified Investment Vehicles, Banking, Finance, Real Estate	15.44%	1/20/24	41,900	34,700	31,180
Total Structured Products and Other—9.1% (10)					$143,340	$149,809
Equity
Preferred Equity				Shares
Renewable Funding Group, Inc., Series B Preferred Stock (13)	Energy – Electricity	N/A	N/A	1,505,868	$8,343	$20,459
Renewable Funding Group, Inc., Series D Preferred Stock (13)	Energy – Electricity	N/A	N/A	436,689	5,568	5,933
Total Preferred Equity—1.6% (10)					$13,911	$26,392
Common Equity/Interests				Shares
Generation Brands Holdings, Inc., Basic Common Stock (3)(13)	Consumer Goods – Durable	N/A	N/A	9,007	$—	$9,712
Generation Brands Holdings, Inc., Series 2L Common Stock (3)(13)	Consumer Goods – Durable	N/A	N/A	36,700	11,242	39,572
Generation Brands Holdings, Inc., Series H Common Stock (3)(13)	Consumer Goods – Durable	N/A	N/A	7,500	2,297	8,087
LVI Group Investments, LLC, Common Units (3)(13)	Environmental Industries	N/A	N/A	212,460	17,505	21,486
Pelican Energy, LLC, Membership Interests (13)(17)	Energy – Oil & Gas	N/A	N/A	1,228	1,099	—
Total Common Equity/Interests—4.8% (10)					$32,143	$78,857

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Total Equity—6.4% (10)	$46,054	$105,249
Total Non-Controlled/Affiliated Investments—16.6% (10)	$216,202	$272,558

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Investment	Industry (9)	Interest Rate (20)	Maturity Date	Par (12)	Cost	Fair Value (1)
Controlled Investments (5)
Corporate Debt
Secured Debt
First Lien Secured Debt
First Lien Secured Debt (excluding Revolvers and Letters of Credit)
Solarplicity Group Limited (17)	Energy – Electricity	12.50% Cash (12.50% PIK Toggle)	11/30/22	£114,670	$171,034	$163,034
Total First Lien Secured Debt (excluding Revolvers and Letters of Credit)—9.9% (10)					$171,034	$163,034
Revolvers and Letters of Credit
Merx Aviation Finance, LLC, Revolver (16)(23)	Aviation and Consumer Transport	12.00%	10/31/18	$403,084	$403,084	$403,084
Merx Aviation Finance, LLC, Unfunded Revolver (16)(21)(23)	Aviation and Consumer Transport	0.00% Unfunded	10/31/18	96,916	—	—
Merx Aviation Finance, LLC, Letter of Credit (16)(23)	Aviation and Consumer Transport	2.25%	7/13/16	177	—	—
Merx Aviation Finance Assets Ireland Limited, Letter of Credit (16)(23)	Aviation and Consumer Transport	2.25%	9/30/16	1,800	—	—
Merx Aviation Finance Assets Ireland Limited, Letter of Credit (16)(23)	Aviation and Consumer Transport	2.25%	9/30/16	1,800	—	—
Total Revolvers and Letters of Credit—24.5% (10)					$403,084	$403,084
Total First Lien Secured Debt—34.4% (10)					$574,118	$566,118
Second Lien Secured Debt
Miller Energy Resources, Inc.	Energy – Oil & Gas	8.00% Cash (10.00% PIK Toggle)	3/29/21	$25,000	$25,000	$25,000
Total Second Lien Debt—1.5% (10)					$25,000	$25,000
Total Secured Debt—35.9% (10)					$599,118	$591,118
Total Corporate Debt—35.9% (10)					$599,118	$591,118
Equity
Common Equity/Interests				Shares
Dynamic Product Tankers, LLC, Class A Units (17)(24)	Transportation – Cargo, Distribution	N/A	N/A	N/A	$48,106	$48,264
Merx Aviation Finance, LLC, Membership Interests	Aviation and Consumer Transport	N/A	N/A	N/A	64,255	93,714
Miller Energy Resources, Inc., Common Stock (13)	Energy – Oil & Gas	N/A	N/A	5,000,000	30,078	30,078
MSEA Tankers LLC, Class A Units (17)(25)	Transportation – Cargo, Distribution	N/A	N/A	N/A	85,000	84,138
Solarplicity Group Limited, Class B Common Shares (2)(13)(17)	Energy – Electricity	N/A	N/A	2,825	2,472	6,665
Total Common Equity/Interests—16.0% (10)					$229,911	$262,859
Total Equity—16.0% (10)					$229,911	$262,859
Total Controlled Investments—51.9% (10)					$829,029	$853,977

Total Investments—177.3% (6)(7)(10)					$3,098,127	$2,916,829

Liabilities in Excess of Other Assets—(77.3)% (10)						$(1,271,248)
Net Assets—100.0%						$1,645,581
____________________

(1)	Fair value is determined in good faith by or under the direction of the Board of Directors of the Company (Note 2).

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

(2)	Solarplicity Group Limited is a GBP denominated equity investment.

(3)
Denotes investments in which the Company owns greater than 25% of the equity, where the governing documents of each entity preclude the Company from exercising a controlling influence over the management or policies of such entity. The Company does not have the right to elect or appoint more than 25% of the directors or another party has the right to elect or appoint more directors than the Company and has the right to appoint certain members of senior management. Therefore, the Company has determined that these entities are not controlled affiliates. As of March 31, 2016, we had a 28%, 100%, 26%, 32%, 32%, 36%, 97%, and 98% equity ownership interest in Generation Brands Holdings, Inc.; Golden Bear Warehouse, LLC; Highbridge Loan Management, Ltd.; Ivy Hill Middle Market Credit Fund IX, Ltd.; Ivy Hill Middle Market Credit Fund X, Ltd.; LVI Group Investments, LLC; MCF CLO I, LLC; and MCF CLO III, LLC, respectively.

(4)
Denotes investments in which we are an “Affiliated Person,” as defined in the 1940 Act, due to holding the power to vote or owning 5% or more of the outstanding voting securities of the investment but not controlling the company. Fair value as of March 31, 2015 and March 31, 2016 along with transactions during the year ended March 31, 2016 in these Affiliated investments are as follows:

Name of Issue	Fair Value at March 31, 2015	Gross Additions (Cost) ●	Gross Reductions (Cost) ■	Net Change in Unrealized Gains (Losses)	Fair Value at March 31, 2016	Net Realized Losses	Interest/Dividend/Other Income
AMP Solar (UK) Limited, Class A Preference Shares	$65,171	$67,313	$(133,668)	$1,184	$—	$(1,575)	$7,375
AMP Solar Group, Inc., Class A Common Unit	3,500	2,500	(6,000)	—	—	—	—
Generation Brands Holdings, Inc., Basic Common Stock	6,699	—	—	3,013	9,712	—	—
Generation Brands Holdings, Inc., Series 2L Common Stock	27,294	—	—	12,278	39,572	—	—
Generation Brands Holdings, Inc., Series H Common Stock	5,578	—	—	2,509	8,087	—	—
Golden Bear Warehouse LLC, Equity	6,833	51,574	(22,899)	14,109	49,617	—	1,318
Golden Hill CLO I, LLC, Equity	73,587	—	(71,478)	(2,109)	—	—	6,459
Highbridge Loan Management 3-2014, Ltd., Class E Notes	2,121	3	(2,280)	156	—	(67)	34
Highbridge Loan Management 3-2014, Ltd., Subordinated Notes	6,722	—	(990)	(757)	4,975	—	823
Ivy Hill Middle Market Credit Fund IX, Ltd., Subordinated Notes	11,375	—	(1,194)	(464)	9,717	—	1,704
Ivy Hill Middle Market Credit Fund X, Ltd., Subordinated Notes	—	12,457	(167)	(1,568)	10,722	—	1,099
Jamestown CLO I Ltd., Subordinated Notes	3,698	—	(557)	(2,761)	380	—	175
LVI Group Investments, LLC, Common Units	8,669	—	—	12,817	21,486	—	263
MCF CLO I, LLC, Membership Interests	38,490	—	(1,820)	(3,525)	33,145	—	6,538
MCF CLO III, LLC, Class E Notes	11,220	114	—	(1,261)	10,073	—	738
MCF CLO III, LLC, Membership Interests	38,984	—	(2,257)	(5,547)	31,180	—	6,336
Pelican Energy, LLC, First Lien Term Loan	—	27,524	(716)	(9,308)	17,500	—	369
Pelican Energy, LLC, Membership Interests	—	1,099	—	(1,099)	—	—	—
Renewable Funding Group, Inc., Promissory Note due 9/30/15	1,000	—	(1,000)	—	—	—	—
Renewable Funding Group, Inc., Promissory Note due 6/3/16	—	2,068	(2,068)	—	—	—	53
Renewable Funding Group, Inc., Series B Preferred Stock	9,309	—	882	10,268	20,459	—	—
Renewable Funding Group, Inc., Series D Preferred Stock	—	5,568	—	365	5,933	—	—
Slater Mill Loan Fund LP, LP Certificates	6,968	—	(5,754)	(1,214)	—	(3,912)	573
	$327,218	$170,220	$(251,966)	$27,086	$272,558	$(5,554)	$33,857
____________________

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

● Gross additions includes increases in the cost basis of investments resulting from new portfolio investments, payment-in-kind interest or dividends, the accretion of discounts, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.
■ Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the amortization of premiums, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

(5)
Denotes investments in which we are deemed to exercise a controlling influence over the management or policies of a company, as defined in the 1940 Act, due to beneficially owning, either directly or through one or more controlled companies, more than 25% of the outstanding voting securities of the investment. Fair value as of March 31, 2015 and March 31, 2016 along with transactions during the year ended March 31, 2016 in these Controlled investments are as follows:

Name of Issue	Fair Value at March 31, 2015	Gross Additions (Cost) ●	Gross Reductions (Cost) ■	Net Change in Unrealized Gains (Losses)	Fair Value at March 31, 2016	Net Realized Losses	Interest/Dividend/Other Income
Dynamic Product Tankers, LLC, Class A Units	$—	$48,150	$(44)	$158	$48,264	$—	$5,785
Merx Aviation Finance, LLC, Revolver	352,084	51,000	—	—	403,084	—	43,703
Merx Aviation Finance, LLC, Unfunded Revolver	—	—	—	—	—	—	—
Merx Aviation Finance, LLC, Letter of Credit	—	—	—	—	—	—	—
Merx Aviation Finance, LLC, Membership Interests	165,172	—	(87,828)	16,370	93,714	—	5,400
Merx Aviation Finance Assets Ireland Limited, Letter of Credit	—	—	—	—	—	—	10
Merx Aviation Finance Assets Ireland Limited, Letter of Credit	—	—	—	—	—	—	10
Miller Energy Resources, Inc., Second Lien Term Loan	—	25,000	—	—	25,000	—	14
Miller Energy Resources, Inc., Common Stock	—	30,078	—	—	30,078	—	—
MSEA Tankers LLC, Class A Units	33,000	52,000	—	(862)	84,138	—	8,598
PlayPower Holdings, Inc., Common Stock	55,900	—	(77,722)	21,822	—	(39,736)	63
PlayPower Holdings, Inc., Series A Preferred	59,411	1,891	(61,302)	—	—	—	1,869
Solarplicity Group Limited, First Lien Term Loan	—	171,035	—	(8,001)	163,034	—	7,378
Solarplicity Group Limited, Class B Common Shares	—	2,472	—	4,193	6,665	—	—
	$665,567	$381,626	$(226,896)	$33,680	$853,977	$(39,736)	$72,830
____________________
● Gross additions includes increases in the cost basis of investments resulting from new portfolio investments, payment-in-kind interest or dividends, the accretion of discounts, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.
■ Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the amortization of premiums, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.
As of March 31, 2016, the Company had a 85%, 100%, 49%, 98% and 28% equity ownership interest in Dynamic Product Tankers, LLC; Merx Aviation Finance, LLC; Miller Energy Resources, Inc.; MSEA Tankers, LLC; and Solarplicity Group Limited, respectively.

(6)	Aggregate gross unrealized gain and loss for federal income tax purposes is $279,370 and $387,492, respectively. Net unrealized loss is $108,122 based on a tax cost of $3,024,951.

(7)
Substantially all securities are pledged as collateral to our multi-currency revolving credit facility (the “Senior Secured Facility” as defined in Note 6). As such, these securities are not available as collateral to our general creditors.

(8)	The negative fair value is the result of the commitment being valued below par.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

(9)	As a result of the amendment of our Senior Secured Facility on April 24, 2015, the industry classifications were updated in the Schedule of Investments as of March 31, 2016.

(10)	The percentage is calculated over net assets.

(11)
These securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions that are exempt from registration, normally to qualified institutional buyers.

(12)	Denominated in USD unless otherwise noted, Euro (“€”), British Pound (“£”), and Canadian Dollar (“C$”).

(13)	Non-income producing security.

(14)	Non-accrual status (Note 2).

(15)
The investment has a put option attached to it and the combined instrument has been recorded in its entirety at fair value as a hybrid instrument in accordance with ASC 815-15-25-4 with subsequent changes in fair value charged or credited to investment gains/losses for each period.

(16)
Denotes debt securities where the Company owns multiple tranches of the same broad asset type but whose security characteristics differ. Such differences may include level of subordination, call protection and pricing, and differing interest rate characteristics, among other factors. Such factors are usually considered in the determination of fair values.

(17)
Investments that the Company has determined are not “qualifying assets” under Section 55(a) of the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. The Company monitors the status of these assets on an ongoing basis.

(18)	In addition to the interest earned based on the stated rate of this loan, the Company may be entitled to receive additional interest as a result of its arrangement with other lenders in a syndication.

(19)	This investment represents a leveraged subordinated interest in a trust that holds one foreign currency denominated bond and a derivative instrument.

(20)
Generally, the interest rate on variable interest rate investments is at benchmark rate plus spread. The borrower has an option to choose the benchmark rate, such as the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate (“EURIBOR”), the federal funds rate or the prime rate. The spread may change based on the type of rate used. The terms in the Schedule of Investments disclose the actual interest rate in effect as of the reporting period. LIBOR loans are typically indexed to 30-day, 90-day, 180-day or 360-day LIBOR rates (1M L, 3M L, 6M L or 12M L, respectively), at the borrower’s option. Both LIBOR and prime loans may be subject to interest floors. As of March 31, 2016, rates for 1M L, 3M L, 6M L and 12M L are 0.43725%, 0.6286%, 0.8997% and 1.2134%, respectively.

(21)	The rates associated with these undrawn committed revolvers and delayed draw term loans represent rates for commitment and unused fees.

(22)
The collateralized loan obligation (“CLO”) equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The current estimated yield is based on the current projections of this excess cash flow taking into account assumptions such as expected prepayments, losses and future reinvestment rates. These assumptions are periodically reviewed and adjusted. Ultimately, the actual yield may be higher or lower than the estimated yield if actual results differ from those used for the assumptions.

(23)
As of March 31, 2016, the Company had the following commitments to fund various revolving and delayed draw senior secured and subordinated loans, including commitments to issue letters of credit through a financial intermediary on behalf of certain portfolio companies. Such commitments are subject to the satisfaction of certain conditions set forth in the documents governing these loans and letters of credit and there can be no assurance that such conditions will be satisfied. See Note 8 to the financial statements for further information on revolving and delayed draw loan commitments, including commitments to issue letters of credit, related to certain portfolio companies.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Portfolio Company	Total Commitment	Drawn Commitment	Letters of Credit	Undrawn Commitment
Alliant Holdings	$15,000	$3,750	$109	$11,141
Canacol Energy Ltd.	100,000	75,000	—	25,000
Confie Seguros Holding II Co.	4,500	1,620	124	2,756
LabVantage Solutions Limited	3,915	—	—	3,915
Merx Aviation Finance, LLC	177	—	177	—
Merx Aviation Finance Assets Ireland Limited	3,600	—	3,600	—
Miller Energy Resources, Inc.	10,000	—	—	10,000
My Alarm Center, LLC	19,123	10,639	—	8,484
Osage Exploration & Development, Inc.	1,400	400	—	1,000
Tibco Software Inc.	6,000	—	—	6,000
Transfirst Holdings, Inc.	3,000	—	51	2,949
UniTek Global Services Inc.	15,662	—	10,662	5,000
Total Commitments	$182,377	$91,409	$14,723	$76,245

(24)
As of March 31, 2016, Dynamic Product Tankers, LLC has various classes of limited liability interests outstanding of which Company holds Class A-1 and Class A-3 units which are identical except that Class A-1 unit is voting and Class A-3 unit is non-voting. The units entitle the Company to appoint three out of five managers to the board of managers.

(25)
As of March 31, 2016, MSEA Tankers, LLC has various classes of limited liability interests outstanding of which the Company holds Class A-1 and Class A-2 units which are identical except that Class A-1 unit is voting and Class A-2 unit is non-voting. The units entitle the Company to appoint two out of three managers to the board of managers.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Industry Classification	Percentage of Total Investments (at Fair Value) as of March 31, 2016
Aviation and Consumer Transport	17.0%
Business Services	16.1%
Diversified Investment Vehicles, Banking, Finance, Real Estate	12.4%
Energy – Oil & Gas	11.9%
Transportation – Cargo, Distribution	9.4%
Energy – Electricity	7.0%
High Tech Industries	5.4%
Consumer Goods – Durable	2.9%
Chemicals, Plastics & Rubber	2.5%
Hotel, Gaming, Leisure, Restaurants	2.4%
Insurance	2.1%
Telecommunications	1.9%
Containers, Packaging & Glass	1.7%
Consumer Services	1.2%
Healthcare & Pharmaceuticals	1.1%
Utilities – Electric	1.1%
Food & Grocery	0.8%
Education	0.8%
Environmental Industries	0.7%
Aerospace & Defense	0.5%
Manufacturing, Capital Equipment	0.5%
Broadcasting & Subscription	0.4%
Metals & Mining	0.1%
Retail	0.1%
Media – Diversified & Production	0.0%
Total Investments	100.0%

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2015
(In thousands, except share data)

Investment	Interest Rate	Maturity Date	Industry	Par (12)		Cost	Fair Value (1)
Non-Controlled/Non-Affiliated Investments—121.6% (10)
Corporate Debt—109.5%
Secured Debt—85.0%
First Lien Secured Debt (excluding Revolvers and Letters of Credit)—41.7%
Alion Science & Technology Corporation	11.000% (L+1000, 1.00% Floor)	8/16/19	Aerospace and Defense		$32,003	$31,038	$31,843
Archroma (17)	9.500% (L+825, 1.25% Floor)	10/1/18	Chemicals		40,128	39,795	40,354
Aventine Renewable Energy Holdings, Inc.	15.00% PIK or 10.50% Cash	9/22/17	Chemicals		15,742	18,031	14,601
Aveta, Inc.	9.750% (L+825, 1.50% Floor)	12/12/17	Healthcare		53,296	52,331	43,169
Caza Petroleum, Inc.	12.000% (L+1000, 2.00% Floor)	5/23/17	Oil and Gas		45,000	43,992	42,660
ChyronHego Corp.	9.000% (L+800, 1.00% Floor)	3/9/20	Business Services		25,000	24,505	24,500
CITGO Holding, Inc. (11)	10.750%	2/15/20	Energy		25,000	23,792	25,781
CITGO Holding, Inc.	9.50% (L+850, 1.00% Floor)	5/12/18	Energy		19,435	18,306	19,344
Deep Gulf Energy II, LLC	14.000% (14.00% or L+1250, 1.50% Floor)	3/31/17	Oil and Gas		35,000	35,000	33,530
Delta Educational Systems, Inc.	16.00% (8.00% Cash / 8.00% PIK)	12/11/16	Education		5,892	5,892	5,892
Dodge Data & Analytics LLC	9.750% (L+875, 1.00% Floor)	10/31/19	Printing and Publishing		60,349	59,223	58,689
Extraction Oil & Gas Holdings, LLC	10.00% & 11.00%	5/29/19	Oil and Gas		52,633	51,932	51,843
Great Bear Petroleum Operating, LLC	12.000%	10/1/17	Oil and Gas		5,064	5,064	5,064
Hunt Companies, Inc. (11)	9.625%	3/1/21	Buildings and Real Estate		21,008	20,776	21,586
Magnetation, LLC (11)	11.000%	5/15/18	Mining		38,454	39,878	19,804
Maxus Capital Carbon SPE I, LLC (Skyonic Corp.)	13.000%	9/18/19	Chemicals		73,104	73,104	73,104
Molycorp, Inc. (17)	10.000%	6/1/20	Diversified Natural Resources, Precious Metals and Minerals		42,977	42,699	22,276
My Alarm Center, LLC (16)	8.500% (L+750, 1.00% Floor)	1/9/18	Business Services		42,614	42,614	42,613
My Alarm Center, LLC (16)	8.500% (L+750, 1.00% Floor)	1/9/18	Business Services		12,731	12,731	12,731
Osage Exploration & Development, Inc. (11)(17)	13.000% (L+1100, 2.00% Floor)	4/27/16	Oil and Gas		25,000	24,741	23,600
Pelican Energy, LLC (17)	10.00% (7.00% Cash / 3.00% PIK)	12/31/18	Oil and Gas		26,957	26,057	25,340
Saba Software, Inc.	12.417% (L+1142, 1.00% Floor)	3/26/21	Business Services		10,000	10,000	9,850
SCM Insurance Services, Inc. (17)	9.250%	8/22/19	Business Services	C$	30,000	27,135	23,569
Spotted Hawk Development, LLC	13.00% (12.00% Cash / 1.00% PIK)	9/12/16	Oil and Gas		80,900	79,911	78,878
Sunrun Solar Owner IX, LLC	9.079%	12/31/24	Energy		3,424	3,284	3,527
Telestream Holdings Corporation	10.254% (L+925, 1.00% Floor)	1/15/20	Business Services		32,500	32,500	31,769
UniTek Global Services Inc. (16)	9.500% (L+750, 1.00% PIK, 1.00% Floor)	1/13/19	Telecommunications		21,442	21,442	21,442

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2015
(In thousands, except share data)

Investment	Interest Rate	Maturity Date	Industry	Par (12)	Cost	Fair Value (1)
Total First Lien Secured Debt (excluding Revolvers and Letters of Credit)					$865,773	$807,359

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2015
(In thousands, except share data)

Investment	Interest Rate	Maturity Date	Industry	Par (12)		Cost	Fair Value (1)
Funded and Unfunded Revolver Obligations—1.7%
Avaya, Inc., Revolver (16)	2.92% (L+275, 0.17% Floor) / 5.00% (P+175, 3.25% Floor) Funded	10/26/16	Telecommunications		$16,553	$16,553	$15,436
Avaya, Inc., Unfunded Revolver (8)(16)	0.50% Unfunded	10/26/16	Telecommunications		10,431	(3,181)	(704)
BMC Software, Inc., Unfunded Revolver (8)	0.50% Unfunded	9/10/18	Business Services		20,760	(1,857)	(1,868)
CIT Group, Inc., Unfunded Revolver (8)(17)	L+275	1/27/17	Financial Services		25,000	(107)	(1,250)
Confie Seguros Holding II Co., Revolver (16)	4.67% (L+450, 0.17% Floor) / 6.75% (P+350, 3.25% Floor) Funded	12/10/18	Insurance		2,190	2,190	1,949
Confie Seguros Holding II Co., Unfunded Revolver (8)(16)	0.50% Unfunded	12/10/18	Insurance		1,625	(340)	(179)
Laureate Education Inc., Revolver (16)(17)	5.000% (L+375, 1.25% Floor) Funded	6/16/16	Education		23,566	23,566	21,445
Laureate Education, Inc., Unfunded Revolver (8)(16)(17)	0.625% Unfunded	6/16/16	Education		5,212	(1,833)	(469)
Salix Pharmaceuticals, Ltd., Unfunded Revolver (16)(17)	0.50% Unfunded	1/2/19	Healthcare		24,867	(1,519)	—
Tibco Software Inc., Unfunded Revolver (8)	0.50% Unfunded	12/5/19	Business Services		6,000	(56)	(30)
Transfirst Holdings, Inc., Unfunded Revolver (8)(16)	0.50% Unfunded	11/12/19	Financial Services		2,943	(14)	(88)
UniTek Global Services, Inc., Unfunded Revolver (16)	0.50% Unfunded	1/13/19	Telecommunications		5,000	241	—
Walter Energy, Inc., Unfunded Revolver (8)(16)(17)	0.625% Unfunded	10/1/17	Mining		275	(176)	(48)
Total Funded and Unfunded Revolver Obligations						$33,467	$34,194
Letters of Credit—(0.0)%
Avaya, Inc., Letter of Credit (8)(9)(16)	2.750%	10/30/15- 4/6/16	Telecommunications		$9,800	$—	$(662)
Confie Seguros Holding II Co., Letter of Credit (8)(16)	4.500%	10/27/15	Insurance		600	—	(66)
Confie Seguros Holding II Co., Letter of Credit (8)(16)	4.500%	1/13/16	Insurance		85	—	(9)
Laureate Education Inc., Letter of Credit (8)(16)(17)	3.750%	6/16/16	Education		101	—	(9)
Salix Pharmaceuticals, Ltd., Letter of Credit (16)(17)	3.000%	2/10/16	Healthcare		8	—	—
Salix Pharmaceuticals, Ltd., Letter of Credit (16)(17)	3.000%	2/10/16	Healthcare		125	—	—
Transfirst Holdings, Inc., Letter of Credit (8)(16)	4.500%	11/12/19	Financial Services		57	—	(2)
UniTek Global Services Inc., Letter of Credit (16)	7.500%	1/13/19	Telecommunications		17,946	—	—
UniTek Global Services Inc., Letter of Credit (16)	7.500%	1/13/19	Telecommunications		1,850	—	—
Walter Energy, Inc., Letter of Credit (8)(9)(16)(17)	5.500%	9/18/15- 7/4/16	Mining		86	—	(15)
Walter Energy, Inc., Letter of Credit (8)(9)(16)(17)	5.500%	8/31/15- 11/28/15	Mining	C$	192	—	(27)
Total Letters of Credit						$—	$(790)
Total First Lien Secured Debt						$899,240	$840,763

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2015
(In thousands, except share data)

Investment	Interest Rate	Maturity Date	Industry	Par (12)		Cost	Fair Value (1)
Second Lien Secured Debt—41.6%
Access CIG, LLC	9.750% (L+875, 1.00% Floor)	10/17/22	Business Services		$25,600	$24,103	$24,192
Active Network, Inc.	9.500% (L+850, 1.00% Floor)	11/15/21	Business Services		19,672	19,586	19,082
Appriss Holdings, Inc.	9.250% (L+825, 1.00% Floor)	5/21/21	Business Services		25,000	24,641	25,000
Armor Holdings, Inc. (American Stock Transfer and Trust Company)	10.250% (L+900, 1.25% Floor)	12/26/20	Financial Services		8,000	7,867	7,760
Asurion Corporation	8.500% (L+750, 1.00% Floor)	3/3/21	Insurance		40,622	40,163	40,876
Confie Seguros Holding II Co.	10.250% (L+900, 1.25% Floor)	5/8/19	Insurance		28,844	28,691	28,844
Consolidated Precision Products Corp.	8.750% (L+775, 1.00% Floor)	4/30/21	Aerospace and Defense		1,940	1,932	1,930
Deltek, Inc.	10.000% (L+875, 1.25% Floor)	10/10/19	Business Services		17,273	17,137	17,424
Elements Behavioral Health, Inc.	9.750% (L+875, 1.00% Floor)	2/11/20	Healthcare		9,500	9,420	9,434
Garden Fresh Restaurant Corp. (16)	7.750% (L+625 PIK, 1.50% Floor)	1/1/19	Restaurants		8,250	6,522	5,775
Garden Fresh Restaurant Corp. (16)	15.000% (L+1350 PIK, 1.50% Floor)	1/1/19	Restaurants		39,921	38,064	35,529
GCA Services Group, Inc.	9.250% (L+800, 1.25% Floor)	11/1/20	Diversified Service		17,838	17,961	17,882
Grocery Outlet, Inc.	9.250% (L+825, 1.00% Floor)	10/21/22	Grocery		28,000	27,592	27,580
GTCR Valor Companies, Inc.	9.500% (L+850, 1.00% Floor)	11/30/21	Business Services		35,000	34,666	33,775
Institutional Shareholder Services, Inc.	8.500% (L+750, 1.00% Floor)	4/30/22	Financial Services		6,640	6,579	6,540
Kronos, Inc.	9.750% (L+850, 1.25% Floor)	4/30/20	Business Services		13,525	13,466	13,931
Miller Energy Resources, Inc. (17)	14.750% (9.750% Cash / 2.000% PIK, 3.00% Floor)	2/3/18	Oil and Gas		88,123	88,123	82,527
MSC Software Corp. (17)	8.500% (L+750, 1.00% Floor)	5/28/21	Business Services		13,448	13,320	13,246
Novolex Holdings, Inc.	9.750% (L+875, 1.00% Floor)	6/5/22	Packaging		42,045	41,013	42,150
Pabst Brewing Company	9.25% (L+825, 1.00% Floor)	11/14/22	Consumer Products		27,000	26,665	27,203
Premier Trailer Leasing, Inc.	10.000% (L+900, 1.00% Floor)	9/24/20	Financial Services		52,000	51,029	52,000
River Cree Enterprises LP (11)(17)	11.000%	1/20/21	Hotels, Motels, Inns and Gaming	C$	33,000	31,111	26,952
SiTV, Inc. (11)	10.375%	7/1/19	Cable Television		2,219	2,219	2,003
SMG	9.250% (L+825, 1.00% Floor)	2/27/21	Business Services		19,900	19,900	20,000
Sprint Industrial Holdings, LLC	11.250% (L+1000, 1.25% Floor)	11/14/19	Containers, Packaging, and Glass		14,163	13,959	13,526
SquareTwo Financial Corp. (Collect America, Ltd.) (17)	11.625%	4/1/17	Financial Services		65,152	64,316	58,420
TASC, Inc.	12.000%	5/21/21	Aerospace and Defense		21,815	21,028	23,178

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2015
(In thousands, except share data)

Investment	Interest Rate	Maturity Date	Industry	Par (12)	Cost	Fair Value (1)
TMK Hawk Parent Corp.	8.500% (L+750, 1.00% Floor)	10/1/22	Distribution	34,000	33,675	34,000
Transfirst Holdings, Inc.	9.000% (L+800, 1.00% Floor)	11/11/22	Financial Services	$11,340	$11,221	$11,404
UniTek Global Services Inc. (16)	8.500% (L+750, 1.00% Floor)	1/13/19	Telecommunications	32,367	32,367	30,748
Velocity Technology Solutions, Inc.	9.000% (L+775, 1.25% Floor)	9/28/20	Business Services	16,500	16,209	16,005
Vertafore, Inc.	9.750% (L+825, 1.50% Floor)	10/27/17	Business Services	36,436	36,295	36,709
Total Second Lien Secured Debt					$820,840	$805,625
Total Secured Debt					$1,720,080	$1,646,388
Unsecured Debt—24.5%
American Energy - Woodford LLC/AEW Finance Corp. (11)	9.000%	9/15/22	Oil and Gas	$5,000	$4,805	$2,850
American Tire Distributors, Inc. (11)	10.250%	3/1/22	Distribution	24,281	24,281	25,252
Artsonig Pty Ltd. (11)(17)	11.50% (12.00% PIK Toggle)	4/1/19	Transportation	21,227	20,974	17,830
BCA Osprey II Limited (British Car Auctions) (16)(17)	12.50% PIK	8/17/17	Transportation	£23,566	37,704	36,033
BCA Osprey II Limited (British Car Auctions) (16)(17)	12.50% PIK	8/17/17	Transportation	€14,333	19,779	15,855
Canacol Energy Ltd. (17)	9.500% (L+850, 1.00% Floor)	12/31/19	Oil and Gas	50,000	48,595	47,625
Ceridian Corp. (11)	11.000%	3/15/21	Diversified Service	16,760	16,760	17,430
Delta Educational Systems, Inc.	16.00% PIK or 10.00% Cash / 6.00% PIK	5/12/17	Education	24,172	23,929	21,416
Denver Parent Corp. (Venoco) (13)(14)(16)	12.25% (13.00% PIK Toggle)	8/15/18	Oil and Gas	9,572	9,411	1,460
GenCorp, Inc. (17)	9.500% (L+850, 1.00% Floor)	4/18/22	Aerospace and Defense	40,500	40,500	40,500
My Alarm Center, LLC	16.25% (12.00% Cash / 4.25 %PIK)	7/9/18	Business Services	4,236	4,236	4,236
PetroBakken Energy Ltd. (11)(17)	8.625%	2/1/20	Oil and Gas	34,980	35,972	25,361
Radio One, Inc. (11)(17)	9.250%	2/15/20	Broadcasting & Entertainment	15,804	15,709	15,160
Sorenson Holdings, LLC (11)	13.00% PIK	10/31/21	Consumer Products	68	45	68
Tibco Software Inc. (11)	11.375%	12/1/21	Business Services	11,389	11,069	11,595
U.S. Security Associates Holdings, Inc.	11.000%	7/28/18	Business Services	135,000	135,000	137,700
UniTek Global Services Inc.	15.000%	7/13/2019	Telecommunications	6,565	6,565	6,565
Univar, Inc.	10.500%	6/30/2018	Distribution	20,000	20,000	19,900
Venoco, Inc. (16)	8.875%	2/15/2019	Oil and Gas	54,996	55,032	28,598
Total Unsecured Debt					$530,366	$475,434
Total Corporate Debt					$2,250,446	$2,121,822
Structured Products and Other—9.0%
Asset Repackaging Trust Six B.V., Credit-Linked Note (11)(17)(20)	N/A	5/18/2027	Utilities	$58,411	$24,994	$36,731
Craft 2013-1, Credit-Linked Note (11)(16)(17)	9.503% (L+925)	4/17/2022	Diversified Investment Vehicle	25,000	25,092	24,282
Craft 2013-1, Credit-Linked Note (16)(17)	9.503% (L+925)	4/17/2022	Diversified Investment Vehicle	7,625	7,753	7,412

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2015
(In thousands, except share data)

Investment	Interest Rate	Maturity Date	Industry	Par (12)	Cost	Fair Value (1)
Craft 2014-1A, Credit-Linked Note (11)(17)	9.882% (L+965)	5/15/2021	Diversified Investment Vehicle	42,500	42,460	41,898
Dark Castle Holdings, LLC	N/A	N/A	Media	24,395	1,189	2,565
JP Morgan Chase & Co., Credit-Linked Note (17)	12.520% (L+1225)	12/20/2021	Diversified Investment Vehicle	$43,250	$42,053	$42,700
NXT Capital CLO 2014-1, LLC, Class E Notes (11)(17)	5.731% (L+550)	4/23/2026	Diversified Investment Vehicle	5,000	4,670	4,350
Renaissance Umiat, LLC, ACES Tax Receivable (15)(17)	N/A	N/A	Oil and Gas	—	13,014	14,432
Total Structured Products and Other					$161,225	$174,370
Preferred Equity—1.6%				Shares
CA Holding, Inc. (Collect America, Ltd.), Series A Preferred Stock (13)(17)	N/A	N/A	Financial Services	32,961	$788	$297
Crowley Holdings, Series A Preferred Stock (11)	12.00% (10.00% Cash / 2.00% PIK)	N/A	Cargo Transport	22,500	23,079	23,645
Gryphon Colleges Corp. (Delta Educational Systems, Inc.), Preferred Stock (Convertible) (13)(14)	12.50% PIK	N/A	Education	332,500	6,863	—
Gryphon Colleges Corp. (Delta Educational Systems, Inc.), Preferred Stock (13)(14)	13.50% PIK	5/12/2018	Education	12,360	27,685	1,613
Varietal Distribution Holdings, LLC, Class A Preferred Unit	8.00% PIK	N/A	Distribution	3,097	5,724	5,655
Total Preferred Equity					$64,139	$31,210
Equity—1.5%
Common Equity/Interests—1.2%				Shares
ATD Corporation (Accelerate Parent Corp.), Common Stock (11)	N/A	N/A	Distribution	1,664,046	$1,714	$2,690
CA Holding, Inc. (Collect America, Ltd.), Series A Common Stock (13)(17)	N/A	N/A	Financial Services	25,000	2,500	—
CA Holding, Inc. (Collect America, Ltd.), Series AA Common Stock (13)(17)	N/A	N/A	Financial Services	4,294	429	—
Caza Petroleum, Inc., Net Profits Interest (13)	N/A	N/A	Oil and Gas	—	1,202	1,290
Caza Petroleum, Inc., Overriding Royalty Interest	N/A	N/A	Oil and Gas	—	340	235
Clothesline Holdings, Inc. (Angelica Corporation), Common Stock (13)	N/A	N/A	Healthcare	6,000	6,000	519
Explorer Coinvest, LLC (Booz Allen), Common Stock (17)	N/A	N/A	Business Services	192	1,468	5,162
Garden Fresh Restaurant Holdings, LLC, Common Stock (13)	N/A	N/A	Restaurants	50,000	5,000	—
Gryphon Colleges Corp. (Delta Educational Systems, Inc.), Common Stock (13)	N/A	N/A	Education	17,500	175	—
JV Note Holdco, LLC (DSI Renal, Inc.), Common Equity / Interest (13)	N/A	N/A	Healthcare	9,303	85	—
Pelican Energy, LLC, Net Profits Interest (13)(17)	N/A	N/A	Oil and Gas	—	1,061	272
Skyline Data, News and Analytics LLC, Class A Common Unit (13)	N/A	N/A	Printing and Publishing	4,500	4,500	4,500
Sorenson Holdings, LLC, Membership Interests (13)	N/A	N/A	Consumer Products	587	—	81

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2015
(In thousands, except share data)

Investment	Interest Rate	Maturity Date	Industry	Par (12)	Cost	Fair Value (1)
Univar, Inc., Common Stock (13)	N/A	N/A	Distribution	900,000	9,000	9,320
Varietal Distribution Holdings, LLC, Class A Common Unit (13)	N/A	N/A	Distribution	28,028	28	—
Total Common Equity/Interests					$33,502	$24,069
Warrants—0.3%				Warrants
CA Holding, Inc. (Collect America, Ltd.), Common Stock Warrants (13)(17)	N/A	N/A	Financial Services	12,255	$8	$—
Energy & Exploration Partners, Inc., Common Stock Warrants (13)	N/A	N/A	Oil and Gas	60,778	2,374	58
Fidji Luxco (BC) S.C.A., Common Stock Warrants (2)(13)(17)	N/A	N/A	Electronics	18,113	182	3,950
Gryphon Colleges Corp. (Delta Educational Systems, Inc.), Class A-1 Preferred Stock Warrants (13)	N/A	N/A	Education	45,947	459	—
Gryphon Colleges Corp. (Delta Educational Systems, Inc.), Class B-1 Preferred Stock Warrants (13)	N/A	N/A	Education	104,314	1,043	—
Gryphon Colleges Corp. (Delta Educational Systems, Inc.), Common Stock Warrants (13)	N/A	N/A	Education	9,820	98	—
Osage Exploration & Development, Inc., Common Stock Warrants (13)(17)	N/A	N/A	Oil and Gas	1,496,843	—	222
Spotted Hawk Development, LLC, Common Stock Warrants (13)	N/A	N/A	Oil and Gas	54,545	852	1,341
Total Warrants					$5,016	$5,571
Total Equity					$38,518	$29,640
Total Non-Controlled/Non-Affiliated Investments					$2,514,328	$2,357,042

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2015
(In thousands, except share data)

Investment	Interest Rate	Maturity Date	Industry	Par (12)	Cost	Fair Value (1)
Non-Controlled/Affiliated Investments—16.9% (4)(10)
Corporate Debt—0.0%
Secured Debt—0.0%
First Lien Secured Debt—0.0%
Renewable Funding Group, Inc., (4)(13)	0.00%	9/30/15	Finance	$1,000	$1,000	$1,000
Total First Lien Secured Debt					$1,000	$1,000
Total Secured Debt					$1,000	$1,000
Total Corporate Debt					$1,000	$1,000
Structured Products and Other—10.3%
Golden Bear Warehouse, LLC, Equity (3)(4)(17)	N/A	N/A	Diversified Investment Vehicle	$4,234	$4,234	$6,833
Golden Hill CLO I, LLC, Equity (3)(4)(17)	N/A	N/A	Diversified Investment Vehicle	70,944	71,478	73,587
Highbridge Loan Management 3-2014, Ltd., Class E Notes (3)(4)(11)(17)	6.257% (L+600)	1/18/25	Diversified Investment Vehicle	2,485	2,277	2,121
Highbridge Loan Management 3-2014, Ltd., Subordinated Notes (3)(4)(11)(17)	N/A	1/18/25	Diversified Investment Vehicle	8,163	6,537	6,722
Ivy Hill Middle Market Credit Fund IX, Ltd, Subordinated Notes (3)(4)(11)(17)	N/A	10/18/25	Diversified Investment Vehicle	12,500	11,375	11,375
Jamestown CLO I LTD, Subordinated Notes (3)(4)(11)(17)	N/A	11/5/24	Diversified Investment Vehicle	4,325	3,432	3,698
MCF CLO I, LLC, Membership Interests (3)(4)(11)(17)	N/A	4/20/23	Diversified Investment Vehicle	38,918	35,087	38,490
MCF CLO III, LLC, Class E Notes (3)(4)(11)(17)	4.681% (L+445)	1/20/24	Diversified Investment Vehicle	12,750	11,456	11,220
MCF CLO III, LLC, Membership Interests (3)(4)(11)(17)	N/A	1/20/24	Diversified Investment Vehicle	41,900	36,957	38,984
Slater Mill Loan Fund LP, LP Certificates (3)(4)(17)	N/A	N/A	Diversified Investment Vehicle	8,375	5,755	6,968
Total Structured Products and Other					$188,588	$199,998
Preferred Equity—3.9%				Shares
AMP Solar (UK) Limited, Class A Preference Shares (2)(5)(17)(21)	8.500%	10/31/49	Utilities	43,277,916	$66,354	$65,171
Renewable Funding Group, Inc., Series B Preferred Stock (4)(13)	N/A	N/A	Finance	1,505,868	7,461	9,309
Total Preferred Equity					$73,815	$74,480
Equity—2.7%
Common Equity/Interests—2.7%				Shares
AMP Solar Group, Inc., Class A Common Shares (3)(4)(17)	N/A	N/A	Energy	81,493	$3,500	$3,500
Generation Brands Holdings, Inc. (Quality Home Brands), Basic Common Stock (3)(4)(13)(18)	N/A	N/A	Home and Office Furnishings and Durable Consumer Products	9,007	—	6,699
Generation Brands Holdings, Inc. (Quality Home Brands), Series 2L Common Stock (3)(4)(13)(18)	N/A	N/A	Home and Office Furnishings and Durable Consumer Products	36,700	11,242	27,294
Generation Brands Holdings, Inc. (Quality Home Brands), Series H Common Stock (3)(4)(13)(18)	N/A	N/A	Home and Office Furnishings and Durable Consumer Products	7,500	2,298	5,578
LVI Group Investments, LLC, Common Units (3)(4)(13)(19)	N/A	N/A	Environmental Services	212,460	17,505	8,669
Total Common Equity/Interests					$34,545	$51,740
Total Equity					$34,545	$51,740

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2015
(In thousands, except share data)

Total Non-Controlled/Affiliated Investments	$297,948	$327,218

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2015
(In thousands, except share data)

Investment	Interest Rate	Maturity Date	Industry	Par (12)	Cost	Fair Value (1)
Controlled Investments—34.4% (5)(10)
Corporate Debt—18.2%
Secured Debt—18.2%
First Lien Secured Debt—18.2%
Merx Aviation Finance, LLC, Revolver (5)(16)	12.00% Funded	10/31/18	Aviation	$352,084	$352,084	$352,084
Total First Lien Secured Debt					$352,084	$352,084
Unfunded Revolver Obligation—0.0%
Merx Aviation Finance, LLC, Unfunded Revolver (5)(16)	12.00% Funded, 0.00% Unfunded	10/31/18	Aviation	$47,916	$—	$—
Total Unfunded Revolver Obligation					$—	$—
Letters of Credit—0.0%
Merx Aviation Finance Assets Ireland Limited, Letter of Credit (5)	2.250%	9/30/15	Aviation	$1,800	$—	$—
Merx Aviation Finance Assets Ireland Limited, Letter of Credit (5)	2.250%	9/30/15	Aviation	1,800	—	—
Total Letters of Credit					$—	$—
Total Secured Debt					$352,084	$352,084
Total Corporate Debt					$352,084	$352,084
Preferred Equity—3.1%				Shares
PlayPower Holdings, Inc., Series A Preferred (5)	14.00% PIK	11/15/20	Leisure	49,178	$59,411	$59,411
Total Preferred Equity					$59,411	$59,411
Equity—13.1%
Common Equity/Interests—13.1%				Shares
Merx Aviation Finance, LLC, Membership Interest (5)(13)	N/A	N/A	Aviation	—	$152,082	$165,172
MSEA Tankers LLC, Membership Interest (5)(17)	N/A	N/A	Cargo Transport	—	33,000	33,000
PlayPower Holdings, Inc., Common Stock (5)(13)	N/A	N/A	Leisure	1,000	77,722	55,900
Total Common Equity/Interests					$262,804	$254,072
Total Equity					$262,804	$254,072
Total Controlled Investments					$674,299	$665,567

Total Investments—172.9% (6)(7)					$3,486,575	$3,349,827

Liabilities in Excess of Other Assets—(72.9)%						$(1,412,219)
Net Assets—100.0%						$1,937,608
______________________

(1)	Fair value is determined in good faith by or under the direction of the Board of Directors of the Company (Note 2).

(2)	Fidji Luxco (BC) S.C.A. is a EUR denominated investment and AMP Solar (UK) Limited is a GBP denominated investment.

(3)
Denotes investments where the governing documents of the entity preclude the Company from controlling management of the entity and therefore the Company has determined that the entity is not a controlled affiliate.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2015
(In thousands, except share data)

(4)
Denotes investments in which we are an “Affiliated Person,” as defined in the 1940 Act, due to owning or holding the power to vote 5% or more of the outstanding voting securities of the investment but not controlling the company. Fair value as of March 31, 2015 and March 31, 2014 along with transactions during the fiscal year ended March 31, 2015 in these Affiliated investments are as follows:

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2015
(In thousands, except share data)

Name of Issue	Fair Value at March 31, 2014	Gross Additions (Cost) ●	Gross Reductions (Cost) ■	Change in Unrealized Gain (Loss)	Fair Value at March 31, 2015	Net Realized Gain (Loss)	Interest/Dividend/ Other Income
AMP Solar Group, Inc., Class A Common Shares	$—	$3,500	$—	$—	$3,500	$—	$—
AMP Solar Group, Inc., 15.000%, 7/7/15	—	3,619	(3,619)	—	—	(57)	53
AMP Solar (UK) Limited, Class A Preference Shares (21)	—	66,355	—	(1,184)	65,171	—	1,580
Aventine Renewable Energy Holdings, Inc., 15.00% (12.00% Cash / 3.00% PIK), 9/23/16	2,405	21	(2,642)	216	—	116	184
Aventine Renewable Energy Holdings, Inc., 10.50% Cash or 15.00% PIK, 9/22/17	8,884	1,481	(15,306)	4,941	—	—	1,496
Aventine Renewable Energy Holdings, Inc., 25.00% PIK, 9/24/16	3,769	238	(4,007)	—	—	—	433
Aventine Renewable Energy Holdings, Inc., Common Stock	99	—	(688)	589	—	1,804	—
Aventine Renewable Energy Holdings, Inc., Common Stock Warrants	574	—	(3,996)	3,422	—	9,713	—
Generation Brands Holdings, Inc. (Quality Home Brands), Basic Common Stock (18)	—	1,615	—	5,084	6,699	—	—
Generation Brands Holdings, Inc. (Quality Homes Brands), Series H Common Stock (18)	—	1,345	—	4,233	5,578	—	—
Generation Brands Holdings, Inc. (Quality Homes Brands), Series 2L Common Stock (18)	—	6,582	—	20,712	27,294	—	—
Golden Bear Warehouse LLC, Equity	—	4,233	—	2,600	6,833	—	—
Golden Hill CLO I, LLC, Equity	1,097	69,847	—	2,643	73,587	—	1,515
Highbridge Loan Management 3-2014, Ltd., Class D Notes, L+500, 1/18/25	4,680	21	(4,659)	(42)	—	(169)	205
Highbridge Loan Management 3-2014, Ltd., Class E Notes, L+600, 1/18/25	2,314	14	—	(207)	2,121	—	171
Highbridge Loan Management 3-2014, Ltd., Subordinated Notes, 1/18/25	7,278	—	(989)	433	6,722	—	652
Ivy Hill Middle Market Credit Fund IX, Ltd, Subordinated Notes, 10/18/25	—	11,375	—	—	11,375	—	414
Jamestown CLO I LTD, Subordinated Notes, 11/5/24	3,828	—	(121)	(9)	3,698	—	559
LVI Parent Corp. (LVI Services, Inc.), 12.50%, 4/20/14 (19)	—	10,387	(10,200)	(187)	—	—	269
LVI Group Investments, LLC, Common Units (formerly known as LVI Services, Inc.) (19)	—	35,429	—	(26,760)	8,669	—	87
MCF CLO I LLC, Class E Notes, L+575, 4/20/23	12,357	13	(12,344)	(26)	—	(107)	215
MCF CLO I LLC, Membership Interests	40,391	—	(2,471)	570	38,490	—	7,176
MCF CLO III LLC, Class E Notes L+445, 1/20/24	11,325	107	—	(212)	11,220	—	718
MCF CLO III LLC, Membership Interests, 1/20/24	38,266	—	(2,227)	2,945	38,984	—	6,271
Renewable Funding Group, Inc. 0.00%, 9/30/15	—	1,000	—	—	1,000	—	—
Renewable Funding Group, Inc., Series B Preferred Stock	—	8,750	(1,289)	1,848	9,309	—	—
Slater Mill Loan Fund LP, LP Certificates	7,361	—	(467)	74	6,968	—	1,427
	$144,628	$225,932	$(65,025)	$21,683	$327,218	$11,300	$23,425
______________________

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2015
(In thousands, except share data)

● Gross additions includes increases in the cost basis of investments resulting from new portfolio investments, payment-in-kind interest or dividends, the accretion of discounts, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.
■ Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the amortization of premiums, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.
As of March 31, 2015, we had a 28%, 100%, 100%, 26%, 32%, 36%, 97%, 98% and 26% equity ownership interest in Generation Brands Holdings, Inc., Golden Bear Warehouse LLC, Golden Hill CLO I, LLC, Highbridge Loan Management, Ltd., Ivy Hill Middle Market Credit Fund IX, Ltd, LVI Group Investments, LLC, MCF CLO I LLC, MCF CLO III LLC, and Slater Mill Loan Fund LP, respectively. Investments that the Company owns greater than 25% of the equity and are shown in “Non-Controlled/Affiliated” have governing documents that preclude the Company from controlling management of the entity and therefore the Company has determined that the entity is not a controlled affiliate.

(5)
Denotes investments in which we are deemed to exercise a controlling influence over the management or policies of a company, as defined in the 1940 Act, due to beneficially owning, either directly or through one or more controlled companies, more than 25% of the outstanding voting securities of the investment. Fair value as of March 31, 2015 and March 31, 2014 along with transactions during the fiscal year ended March 31, 2015 in these Controlled investments are as follows:

Name of Issue	Fair Value at March 31, 2014	Gross Additions (Cost) ●	Gross Reductions (Cost) ■	Change in Unrealized Gain (Loss)	Fair Value at March 31, 2015	Net Realized Gain (Loss)	Interest/Dividend/ Other Income
Generation Brands Holdings, Inc. (Quality Home Brands), Basic Common Stock (18)	$1,615	$—	$(1,615)	$—	$—	$—	$—
Generation Brands Holdings, Inc. (Quality Homes Brands), Series H Common Stock (18)	1,345	—	(1,345)	—	—	—	—
Generation Brands Holdings, Inc. (Quality Homes Brands), Series 2L Common Stock(18)	6,582	—	(6,582)	—	—	—	—
LVI Parent Corp. (LVI Services, Inc.), 12.50%, 4/20/14 (19)	10,200	—	(10,200)	—	—	—	—
LVI Group Investments, LLC, Common Units (formerly known as LVI Services, Inc.) (19)	34,020	—	(34,020)	—	—	—	—
Merx Aviation Finance, LLC (formerly known as Merx Aviation Finance Holdings II, LLC), (Revolver) 12.00% Funded, 10/31/18	282,334	69,750	—	—	352,084	—	39,231
Merx Aviation Finance, LLC (formerly known as Merx Aviation Finance Holdings II, LLC), (Unfunded Revolver) 0.00% Unfunded, 10/31/18	—	—	—	—	—	—	—
Merx Aviation Finance Assets Ireland Limited, Letter of Credit, 2.25%, 9/30/15	—	—	—	—	—	—	—
Merx Aviation Finance Assets Ireland Limited, Letter of Credit, 2.25%, 9/30/15	—	—	—	—	—	—	—
Merx Aviation Finance, LLC (formerly known as Merx Aviation Finance Holdings II, LLC), Membership Interest	140,465	13,499	—	11,208	165,172	—	—
MSEA Tankers LLC, Membership Interest	—	33,000	—	—	33,000	—	—
PlayPower Holdings, Inc., Common Stock	53,813	—	—	2,087	55,900	—	—
PlayPower Holdings, Inc., Series A Preferred, 14.00% PIK, 11/15/20	51,773	7,638	—	—	59,411	—	7,891
	$582,147	$123,887	$(53,762)	$13,295	$665,567	$—	$47,122
______________________
● Gross additions includes increases in the cost basis of investments resulting from new portfolio investments, payment-in-kind interest or dividends, the accretion of discounts, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.
■ Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the amortization of premiums, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2015
(In thousands, except share data)

As of March 31, 2015, we had a 100% equity ownership interest in Merx Aviation Finance, LLC, MSEA Tankers LLC and PlayPower Holdings, Inc.

(6)
Aggregate gross unrealized gain for federal income tax purposes is $143,557; aggregate gross unrealized loss for federal income tax purposes is $302,058. Net unrealized loss is $158,501 based on a tax cost of $3,508,328.

(7)	Substantially all securities are pledged as collateral to our multi-currency revolving credit facility. As such, these securities are not available as collateral to our general creditors.

(8)	The negative fair value is the result of the unfunded commitment or letter of credit being valued below par.

(9)	These letters of credit represent multiple commitments made on various dates. As a result, maturity dates may vary and a maturity range has been provided.

(10)	The percentage is calculated over net assets.

(11)
These securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions that are exempt from registration, normally to qualified institutional buyers.

(12)	Denominated in USD unless otherwise noted, Euro (“€”), British Pound (“£”), and Canadian Dollar (“C$”).

(13)	Non-income producing security.

(14)	Non-accrual status (Note 2).

(15)
The investment has a put option attached to it and the combined instrument has been recorded in its entirety at fair value as a hybrid instrument in accordance with ASC 815-15-25-4 with subsequent changes in fair value charged or credited to investment gains/losses for each period.

(16)
Denotes debt securities where the Company owns multiple tranches of the same broad asset type but whose security characteristics differ. Such differences may include level of subordination, call protection and pricing, and differing interest rate characteristics, among other factors. Such factors are usually considered in the determination of fair values.

(17)
Investments that the Company has determined are not “qualifying assets” under Section 55(a) of the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. The Company monitors the status of these assets on an ongoing basis.

(18)
Generation Brands Holdings, Inc. was previously incorrectly reported as a controlled investment in the financial statements for the year ended March 31, 2014. After further assessment, the Company does not control more than 25% of the voting power and has no power to direct or cause the direction of the policies and management of the company. As such, $9,542 of the fair value of Generation Brands Holdings, Inc., Common Stock was transferred from “Controlled” to “Non-Controlled/Affiliated” in 2015 to correctly reflect Generation Brands Holdings, Inc. as a non-controlled/affiliated investment. Management evaluated the impact of the error to the financial statements and determined that this adjustment was not material to any prior annual or interim periods, and the resulting correction is not material to the current financial statements.

(19)
As a result of a restructuring in April 2014, the Company’s investment was moved to LVI Group Investments, LLC from LVI Services Inc. LVI Group Investments, LLC further invested in NorthStar Group Holdings. The Company no longer controls more than 25% of the voting power and has no power to direct or cause the direction of the policies and management of NorthStar Group Holdings. As such, $44,220 of the fair value of LVI Services, Inc., Common Stock, was transferred from “Controlled” to “Non-Controlled/Affiliated” in LVI Group Investments, LLC prior to the fiscal year ended March 31, 2015.

(20)	This investment represents a leveraged subordinated interest in a trust that holds one foreign currency denominated bond and a derivative instrument.

(21)
AMP Solar (UK) Limited was previously incorrectly reported as a controlled investment in the financial statements for the year ended March 31, 2015. After further assessment, it was determined that the Company does not control more than 25% of the voting power and has no power to direct or cause the direction of the policies and management of the company. As such, $65,171 of the ending fair value as of March 31, 2015 of AMP Solar (UK) Limited, Class A Preference Shares was reclassified from “Controlled” to “Non-Controlled/Affiliated” to correctly reflect AMP Solar (UK) Limited as a non-controlled/affiliated investment. Management evaluated the impact of the error to the financial statements and determined that this adjustment was not material to any prior annual or interim periods, and the resulting correction is not material to the current financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2015
(In thousands, except share data)

Industry Classification	Percentage of Total Investments (at Fair Value) as of March 31, 2015
Business Services	15.6%
Aviation	15.4%
Oil and Gas	13.9%
Diversified Investment Vehicle	9.6%
Financial Services	4.0%
Chemicals	3.8%
Leisure	3.4%
Utilities	3.0%
Aerospace and Defense	2.9%
Distribution	2.9%
Telecommunications	2.2%
Insurance	2.1%
Transportation	2.1%
Printing and Publishing	1.9%
Cargo Transport	1.7%
Healthcare	1.6%
Energy	1.6%
Education	1.5%
Packaging	1.3%
Restaurants	1.2%
Home and Office Furnishings and Durable Consumer Products	1.2%
Diversified Service	1.1%
Grocery	0.8%
Consumer Products	0.8%
Hotels, Motels, Inns and Gaming	0.8%
Diversified Natural Resources, Precious Metals and Minerals	0.7%
Buildings and Real Estate	0.6%
Mining	0.6%
Broadcasting & Entertainment	0.4%
Containers, Packaging, and Glass	0.4%
Finance	0.3%
Environmental Services	0.3%
Electronics	0.1%
Media	0.1%
Cable Television	0.1%
Total Investments	100.0%

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Note 1. Organization
Apollo Investment Corporation (the “Company,” “Apollo Investment,” “AIC,” “we,” “us,” or “our”), a Maryland corporation incorporated on February 2, 2004, is a closed-end, externally managed, non-diversified management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). In addition, for tax purposes we have elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). We commenced operations on April 8, 2004 receiving net proceeds of $870,000 from our initial public offering by selling 62 million shares of common stock at a price of $15.00 per share. Since then, and through March 31, 2016, we have raised approximately $2,210,067 in net proceeds from additional offerings of common stock and repurchased common stock for $62,437.
Apollo Investment Management, L.P. (the investment adviser or “AIM”) is our investment adviser and an affiliate of Apollo Global Management, LLC and its consolidated subsidiaries (“AGM”). The investment adviser, subject to the overall supervision of our Board of Directors, manages the day-to-day operations of, and provides investment advisory services to the Company.
Apollo Investment Administration, LLC (the administrator or “AIA”), an affiliate of AGM, provides, among other things, administrative services and facilities for the Company. Furthermore, AIA provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance.
Our investment objective is to generate current income and capital appreciation. We invest primarily in various forms of debt investments, including secured and unsecured debt, loan investments, and/or equity in private middle-market companies. We may also invest in the securities of public companies and in structured products and other investments such as collateralized loan obligations (“CLOs”) and credit-linked notes (“CLNs”). Our portfolio is comprised primarily of investments in debt, including secured and unsecured debt of private middle-market companies that, in the case of senior secured loans, generally are not broadly syndicated and whose aggregate tranche size is typically less than $250 million. Our portfolio also includes equity interests such as common stock, preferred stock, warrants or options.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Note 2. Significant Accounting Policies
The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) pursuant to the requirements on Form 10-K, ASC 946, Financial Services — Investment Companies (“ASC 946”), and Articles 6, 10 and 12 of Regulation S-X. In the opinion of management, all adjustments, which are of a normal recurring nature, considered necessary for the fair presentation of the financial statements for the periods presented, have been included.
Under the 1940 Act, ASC 946, and the regulations pursuant to Article 6 of Regulation S-X, we are precluded from consolidating any entity other than another investment company or an operating company which provides substantially all of its services to benefit us. Consequently, as of March 31, 2016, the Company did not consolidate any subsidiary, controlled entity or any special purpose entities through which the special purpose entity acquires and holds investments subject to financing with third parties.
Certain amounts have been reclassified on the Statement of Assets and Liabilities and Statements of Operations. As of March 31, 2015, $65,171 of fair value and $66,354 of cost previously classified as controlled investments was reclassified to non-controlled/affiliated investments. For the year ended March 31, 2015, $1,183 of net change in unrealized loss previously classified as net change in unrealized gain (loss) from controlled investments was reclassified to net change in unrealized gain (loss) from non-controlled/affiliated investments. For the year ended March 31, 2015, $1,580 of investment income previously classified as investment income from controlled investments was reclassified to investment income from non-controlled/affiliated investments.
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of income, expenses, gains and losses during the reported periods. Changes in the economic environment, financial markets, credit worthiness of our portfolio companies and any other parameters used in determining these estimates could cause actual results to differ materially.
Cash and Cash Equivalents
The Company defines cash equivalents as securities that are readily convertible into known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only securities with a maturity of three months or less from the date of purchase would qualify, with limited exceptions. The Company deems that certain U.S. Treasury bills, repurchase agreements, and other high-quality, short-term debt securities would qualify as cash equivalents.
Cash and cash equivalents are carried at cost which approximates fair value. There were no cash equivalents held as of March 31, 2016 and March 31, 2015.
Investment Transactions
Investments are recognized when we assume an obligation to acquire a financial instrument and assume the risks for gains and losses related to that instrument. Investments are derecognized when we assume an obligation to sell a financial instrument and forego the risks for gains or losses related to that instrument. Specifically, we record all security transactions on a trade date basis. Amounts for investments recognized or derecognized but not yet settled are reported as receivables for investments sold and payables for investments purchased, respectively, in the Statements of Assets and Liabilities.
Fair Value Measurements
The Company follows guidance in ASC 820, Fair Value Measurement (“ASC 820”), where fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined within a framework that establishes a three-tier hierarchy which maximizes the use of observable market data and minimizes the use of unobservable inputs to establish a classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, such as the risk inherent in a particular valuation technique used to measure fair value using a pricing model and/or the risk inherent in the inputs for the valuation technique. Inputs may be observable or unobservable. Observable inputs reflect the assumptions

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the information available. The inputs or methodology used for valuing assets or liabilities may not be an indication of the risks associated with investing in those assets or liabilities.
ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:
Level 1: Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.
Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.
Level 3: Unobservable inputs for the asset or liability.
In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment. The level assigned to the investment valuations may not be indicative of the risk or liquidity associated with investing in such investments. Because of the inherent uncertainties of valuation, the values reflected in the financial statements may differ materially from the values that would be received upon an actual disposition of such investments.
Investment Valuation Process
Under procedures established by our Board of Directors, we value investments, including certain secured debt, unsecured debt and other debt securities with maturities greater than 60 days, for which market quotations are readily available, at such market quotations (unless they are deemed not to represent fair value). We attempt to obtain market quotations from at least two brokers or dealers (if available, otherwise from a principal market maker, primary market dealer or other independent pricing service). We utilize mid-market pricing as a practical expedient for fair value unless a different point within the range is more representative. If and when market quotations are unavailable or are deemed not to represent fair value, we typically utilize independent third party valuation firms to assist us in determining fair value. Accordingly, such investments go through our multi-step valuation process as described below. In each case, our independent third party valuation firms consider observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations for such investments. Investments purchased within 15 days before the valuation date and debt investments with remaining maturities of 60 days or less may each be valued at cost with interest accrued or discount amortized to the date of maturity (although they are typically valued at available market quotations), unless such valuation, in the judgment of our investment adviser, does not represent fair value. In this case such investments shall be valued at fair value as determined in good faith by or under the direction of our Board of Directors including using market quotations where available. Investments that are not publicly traded or whose market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of our Board of Directors. Such determination of fair values may involve subjective judgments and estimates.
With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our Board of Directors has approved a multi-step valuation process each quarter, as described below:

1.	Our quarterly valuation process begins with each investment being initially valued by the investment professionals of our investment adviser who are responsible for the portfolio company.

2.	Preliminary valuation conclusions are then documented and discussed with senior management of our investment adviser.

3.
Independent valuation firms are engaged by our Board of Directors to conduct independent appraisals by reviewing our investment adviser’s preliminary valuations and then making their own independent assessment.

4.
The Audit Committee of the Board of Directors reviews the preliminary valuation of our investment adviser and the valuation prepared by the independent valuation firms and responds, if warranted, to the valuation recommendation of the independent valuation firms.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

5.
The Board of Directors discusses valuations and determines in good faith the fair value of each investment in our portfolio based on the input of our investment adviser, the applicable independent valuation firm, and the Audit Committee of the Board of Directors.

Investments in all asset classes are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, seniority of investment in the investee company’s capital structure, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, our principal market (as the reporting entity) and enterprise values, among other factors. When readily available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process. During the year ended March 31, 2016, there were no significant changes to the Company’s valuation techniques and related inputs considered in the valuation process.
Valuation of Other Financial Assets and Financial Liabilities
ASC 825, Financial Instruments, permits an entity to choose, at specified election dates, to measure certain assets and liabilities at fair value (the “Fair Value Option”). We have not elected the Fair Value Option to report selected financial assets and financial liabilities. Debt issued by the Company is reported at amortized cost (see Note 6). The carrying value of all other financial assets and liabilities approximates fair value due to their short maturities or their close proximity of the originations to the measurement date.
Realized Gains or Losses
Security transactions are accounted for on a trade date basis. Realized gains or losses on investments are calculated by using the specific identification method. Securities that have been called by the issuer are recorded at the call price on the call effective date at the call price.
Investment Income Recognition
The Company records interest and dividend income, adjusted for amortization of premium and accretion of discount, on an accrual basis. Some of our loans and other investments, including certain preferred equity investments, may have contractual payment-in-kind (“PIK”) interest or dividends. PIK income computed at the contractual rate is accrued into income and reflected as receivable up to the capitalization date. PIK investments offer issuers the option at each payment date of making payments in cash or in additional securities. When additional securities are received, they typically have the same terms, including maturity dates and interest rates as the original securities issued. On these payment dates, the Company capitalizes the accrued interest or dividends receivable (reflecting such amounts as the basis in the additional securities received). PIK generally becomes due at maturity of the investment or upon the investment being called by the issuer. At the point the Company believes PIK is not fully expected to be realized, the PIK investment will be placed on non-accrual status. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest or dividends are reversed from the related receivable through interest or dividend income, respectively. The Company does not reverse previously capitalized PIK interest or dividends. Upon capitalization, PIK is subject to the fair value estimates associated with their related investments. PIK investments on non-accrual status are restored to accrual status if the Company believes that PIK is expected to be realized.
Investments that are expected to pay regularly scheduled interest and/or dividends in cash are generally placed on non-accrual status when principal or interest/dividend cash payments are past due 30 days or more and/or when it is no longer probable that principal or interest/dividend cash payments will be collected. Such non-accrual investments are restored to accrual status if past due principal and interest or dividends are paid in cash, and in management’s judgment, are likely to continue timely payment of their remaining interest or dividend obligations. Interest or dividend cash payments received on non-accrual designated investments may be recognized as income or applied to principal depending upon management’s judgment.
Loan origination fees, original issue discount (“OID”), and market discounts are capitalized and accreted into interest income over the respective terms of the applicable loans using the effective interest method or straight-line, as applicable. Upon the prepayment

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

of a loan, prepayment premiums, any unamortized loan origination fees, OID, or market discounts are recorded as interest income. Other income generally includes amendment fees, bridge fees, and structuring fees which are recorded when earned.
The Company records as dividend income the accretable yield from its beneficial interests in structured products such as CLOs based upon a number of cash flow assumptions that are subject to uncertainties and contingencies. Such assumptions include the rate and timing of principal and interest receipts (which may be subject to prepayments and defaults) of the underlying pool of assets. These assumptions are updated on at least a quarterly basis to reflect changes related to a particular security, actual historical data, and market changes. A structured product investment typically has an underlying pool of assets. Payments on structured product investments are and will be payable solely from the cash flows from such assets. As such, any unforeseen event in these underlying pools of assets might impact the expected recovery of principal and future accrual of income.
Expenses
Expenses include management fees, performance-based incentive fees, insurance expenses, administrative service fees, legal fees, directors’ fees, audit and tax service expenses, third-party valuation fees and other general and administrative expenses. Expenses are recognized on an accrual basis.
Financing Costs
The Company records expenses related to shelf filings and applicable offering costs as deferred financing costs in the Statements of Assets and Liabilities. To the extent such expenses relate to equity offerings, these expenses are charged as a reduction of capital upon utilization, in accordance with ASC 946-20-25, or charged to expense if no offering is completed.
The Company records origination and other expenses related to its debt obligations as deferred financing costs in the Statements of Assets and Liabilities. These expenses are deferred and amortized as part of interest expense using the straight-line method over the stated life of the obligation which approximates the effective yield method.
Foreign Currency Translations
The accounting records of the Company are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars based on the foreign exchange rate on the date of valuation. The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. The Company’s investments in foreign securities may involve certain risks, including without limitation: foreign exchange restrictions, expropriation, taxation or other political, social or economic risks, all of which could affect the market and/or credit risk of the investment. In addition, changes in the relationship of foreign currencies to the U.S. dollar can significantly affect the value of these investments and therefore the earnings of the Company.
Dividends and Distributions
Dividends and distributions to common stockholders are recorded as of the ex-dividend date. The amount to be paid out as dividends is determined by the Board of Directors each quarter. Net realized capital gains, if any, are generally distributed or deemed distributed at least annually.
Share Repurchases
In connection with the Company’s share repurchase program, the cost of shares repurchased is charged to net assets on the trade date.
Federal and State Income Taxes
We have elected to be treated as a RIC under the Code and operates in a manner so as to qualify for the tax treatment applicable to RICs. To qualify as a RIC, the Company must (among other requirements) meet certain source-of-income and asset diversification requirements and timely distribute to its stockholders at least 90% of its investment company taxable income and net capital gain, as defined by the Code, for each year. The Company (among other requirements) has made and intends to continue to make the requisite distributions to its stockholders, which will generally relieve the Company from corporate-level income taxes. For income tax purposes, distributions made to stockholders are reported as ordinary income, capital gains, non-taxable return of capital, or a combination thereof. The tax character of distributions paid to stockholders through March 31, 2016 may include return of capital, however, the exact

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

amount cannot be determined at this point. The final determination of the tax character of distributions will not be made until we file our tax return for the tax year ended March 31, 2016. The character of income and gains that we will distribute is determined in accordance with income tax regulations that may differ from GAAP. Book and tax basis differences relating to stockholder dividend and distributions and other permanent book and tax difference are reclassified to paid-in capital.
If we do not distribute (or are not deemed to have distributed) at least 98% of our annual ordinary income and 98.2% of our capital gains in the calendar year earned, we will generally be required to pay excise tax equal to 4% of the amount by which 98% of our annual ordinary income and 98.2% of our capital gains exceed the distributions from such taxable income for the year. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such taxable income, we accrue excise taxes, if any, on estimated undistributed taxable income.
If we fail to satisfy the annual distribution requirement or otherwise fail to qualify as a RIC in any taxable year, we would be subject to tax on all of our taxable income at regular corporate rates. Distribution would generally be taxable to our individual and other non-corporate taxable stockholders as ordinary dividend income eligible for the reduced maximum rate applicable to qualified dividend income to the extent of our current and accumulated earnings and profits provided certain holding period and other requirements are met. Subject to certain limitation under the Code, corporate distributions would be eligible for the dividend-received deduction. To qualify again to be taxed as a RIC in a subsequent year, we would be required to distribute to our stockholders our accumulated earnings and profits payable by us as an additional tax. In addition, if we failed to qualify as a RIC for a period greater than two taxable years, then, in order to qualify as a RIC in a subsequent year, we would be required to elect to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if we had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of ten years.
We follow ASC 740, Income Taxes (“ASC 740”). ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. As of March 31, 2016, there were no uncertain tax positions. Management’s determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof.
Although we file both federal and state income tax returns, our major tax jurisdiction is federal. Our tax returns for each of our federal tax years since 2013 remain subject to examination by the Internal Revenue Service.
Derivative Instruments
The Company may make investments in derivative instruments. The derivative instruments are fair valued with changes to the fair value reflected in net unrealized gain/loss during the reporting period and recorded within realized gain/loss upon exit and settlement of the contract. The accrual of periodic payment settlements is recorded in net change in unrealized gain/loss and subsequently recorded as net realized gain or loss on the interest settlement date.
The Company may enter into forward exchange contracts in order to hedge against foreign currency risk. These contracts are marked-to-market by recognizing the difference between the contract exchange rate and the current market rate as unrealized gain or loss. Realized gains or losses are recognized when contracts are settled.
Recent Accounting Pronouncements
In May 2014, the FASB issued guidance to establish a comprehensive and converged standard on revenue recognition to enable financial statement users to better understand and consistently analyze an entity’s revenue across industries, transactions, and geographies. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The new guidance also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The new guidance requires improved disclosures to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. Qualitative and quantitative information is required to be disclosed about: (1) contracts with customers, (2) significant judgments and changes in judgments,

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

and (3) assets recognized from costs to obtain or fulfill a contract. The new guidance will apply to all entities. In August 2015, the FASB approved a one-year deferral of the effective date of the new revenue guidance. The amended guidance permits public business entities to apply the new revenue guidance to interim reporting periods within annual reporting periods beginning after December 15, 2017 (i.e., beginning in the first interim period within the year of adoption). Public business entities would be permitted to apply the new revenue guidance early, but not before the original public business entity effective date (i.e., annual periods beginning after December 15, 2016). Public business entities choosing this option will apply the new revenue guidance to all interim reporting periods within the year of adoption. The Company is in the process of evaluating the impact that this new guidance will have on its financial statements.
In August 2014, the FASB issued guidance regarding management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new guidance requires that management evaluate each annual and interim reporting period whether conditions exist that give rise to substantial doubt about the entity’s ability to continue as a going concern within one year from the financial statement issuance date, and if so, provide related disclosures. Disclosures are only required if conditions give rise to substantial doubt, whether or not the substantial doubt is alleviated by management’s plans. No disclosures are required specific to going concern uncertainties if an assessment of the conditions does not give rise to substantial doubt. Substantial doubt exists when conditions and events, considered in the aggregate, indicate that it is probable that a company will be unable to meet its obligations as they become due within one year after the financial statement issuance date. If substantial doubt is alleviated as a result of the consideration of management’s plans, a company should disclose information that enables users of financial statements to understand all of the following (or refer to similar information disclosed elsewhere in the footnotes): 1) principal conditions that initially give rise to substantial doubt, 2) management’s evaluation of the significance of those conditions in relation to the company’s ability to meet its obligations, and 3) management’s plans that alleviated substantial doubt. If substantial doubt is not alleviated after considering management’s plans, disclosures should enable investors to understand the underlying conditions, and include the following: 1) a statement indicating that there is substantial doubt about the company’s ability to continue as a going concern within one year after the issuance date, 2) the principal conditions that give rise to substantial doubt, 3) management’s evaluation of the significance of those conditions in relation to the company’s ability to meet its obligations, and 4) management plans that are intended to mitigate the adverse conditions. The new guidance applies to all companies. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2016. Early adoption is permitted. This guidance is not expected to have an impact on the financial statements of the Company.
In February 2015, the FASB issued new guidance which changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. Existing guidance includes different requirements for performing a consolidation analysis if, among other factors, the entity under evaluation is any one of the following: (1) a legal entity that qualifies for the indefinite deferral under the amended consolidation rules, (2) a legal entity that is within the scope of the amended consolidation rules, or (3) a limited partnership or similar entity that is considered a voting interest entity. Under the new guidance, all reporting entities are within the scope of the new standard, including limited partnerships and similar legal entities, unless a scope exception applies. The presumption that a general partner controls a limited partnership has been eliminated. In addition, fees paid to decision makers that meet certain conditions (e.g., are both customary and commensurate with the level of effort required for the services provided) no longer cause decision makers to consolidate variable interest entities (each a “VIE”) in certain instances. The new guidance places more emphasis in the consolidation evaluation on variable interests other than the fee arrangements such as principal investment risk (for example, debt or equity interests), guarantees of the value of the assets or liabilities of the VIE, written put options on the assets of the VIE, or similar obligations, including some liquidity commitments or agreements (explicit or implicit). Additionally, the new guidance reduces the extent to which related party arrangements cause an entity to be considered a primary beneficiary. The indefinite deferral of the amended consolidation rules for certain investment funds has been eliminated and a scope exception from the new consolidation standard has been added for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the 1940 Act for registered money market funds. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period, and adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the new guidance using either a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption or by applying the amendments retrospectively. The Company is in the process of evaluating the impact that this new guidance will have on its financial statements.
In April 2015, the FASB issued guidance to simplify the presentation of debt issuance costs. The guidance requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability (i.e., versus being capitalized as an asset and amortized as required under existing guidance), consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the new guidance (i.e., debt issuance costs will continue to be amortized as an increase to interest expense). In August 2015, the FASB issued additional guidance to address

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

fees related to line-of-credit arrangements which were not addressed in the earlier guidance issued in April 2015. The guidance clarifies that deferred initial up-front commitment fees paid by a borrower to a lender represent the benefit of being able to access capital over the contractual term, and therefore, the entity should continue to present such costs as an asset and subsequently amortize them ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2015. Early adoption is permitted for financial statements that have not been previously issued. An entity should apply the new guidance on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. The Company is in the process of evaluating the impact that this new guidance will have on its financial statements.
In May 2015, the FASB issued guidance to eliminate diversity in practice related to how certain investments measured at net asset value are categorized within the fair value hierarchy. The guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. A reporting entity should continue to disclose information on investments for which fair value is measured at net asset value (or its equivalent) as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from net asset value. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2015. A reporting entity should apply the amendments retrospectively to all periods presented. The retrospective approach requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity’s financial statements. Earlier application is permitted. This guidance is not expected to have an impact on the financial statements of the Company.
In January 2016, the FASB issued guidance that revises the accounting related to the classification and measurement of investments in equity securities as well as the presentation for certain fair value changes in financial liabilities measured at fair value, and amends certain disclosure requirements. The guidance requires that all equity investments, except those accounted for under the equity method of accounting or those resulting in the consolidation of the investee, be accounted for at fair value with all fair value changes recognized in net income. Equity investments that do not have a readily determinable fair value, and do not qualify for the NAV practical expedient, may be measured at cost and adjusted for impairment or changes in the observable price. For financial liabilities measured using the fair value option, the guidance requires that any change in fair value caused by a change in instrument-specific credit risk be presented separately in other comprehensive income until the liability is settled or reaches maturity. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2017, with early adoption permitted for certain provisions. A reporting entity would record a cumulative-effect adjustment to beginning retained earnings as of the beginning of the first reporting period in which the guidance is adopted, with minor exceptions. The Company is in the process of evaluating the impact that this guidance will have on its financial statements.
In March 2016, the FASB issued guidance that amends the principal versus agent considerations for reporting revenue gross versus net. The amended guidance affects entities that enter into contracts with customers to transfer goods or services in exchange for consideration. Under the amended guidance, when another party is involved in providing goods or services to a customer, an entity must determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party (that is, the entity is an agent). An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The amended guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. The amended guidance affects the guidance in the new revenue standard issued in May 2014, which is not yet effective. The effective date and transition requirements for the amended guidance are the same as the effective date and transition requirements for the new revenue standard. The Company is in the process of evaluating the impact that this guidance will have on its financial statements.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Note 3. Related Party Agreements and Transactions
The Company has an investment advisory and management agreement with the investment adviser (the “Investment Advisory Agreement”) under which AIM receives a fee from the Company, consisting of two components — a base management fee and a performance-based incentive fee. The base management fee is determined by taking the average value of our gross assets, net of the average of any payable for investments at the end of the two most recently completed calendar quarters calculated at an annual rate of 2.00%. The incentive fee has two parts, as follows: one part is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding calendar quarter. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income including any other fees (other than fees for providing managerial assistance), such as structuring fees, administrative fees, amendment fees, rebate fees, and bridge fees or other fees that we receive from portfolio companies accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, any expenses payable under an administration agreement between the Company and the administrator, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income does not include any realized capital gains computed net of all realized capital losses and unrealized capital depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to the rate of 1.75% per quarter (7% annualized). For the period between April 2, 2012 and March 31, 2016, AIM has agreed to voluntarily waive the management and incentive fees on the common shares issued on April 2, 2012 and May 20, 2013.
The investment adviser has also entered into an investment sub-advisory agreement with CION Investment Corporation (“CION”) (the “Sub-Advisory Agreement”) under which AIM receives management and incentive fees from CION in connection with the investment advisory services provided. For the period between April 1, 2014 and March 31, 2016, the investment adviser has agreed to waive all base management fees receivable under the Investment Advisory Agreement with the Company in the amount equal to the amount actually received by AIM from CION less the fully allocated incremental expenses accrued by AIM (“CION Fee Waiver”). The Sub-Advisory Agreement is subject to renewal annually and was last renewed in December 2015.
The Company pays the investment adviser an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows: (1) no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed 1.75%, which we commonly refer to as the performance threshold; (2) 100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds 1.75% but does not exceed 2.1875% in any calendar quarter; and (3) 20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter. These calculations are appropriately prorated for any period of less than three months. The effect of the fee calculation described above is that if pre-incentive fee net investment income is equal to or exceeds 2.1875%, the investment adviser will receive a fee of 20% of our pre-incentive fee net investment income for the quarter.
The second part of the incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date) and will equal 20% of our cumulative realized capital gains less cumulative realized capital losses, unrealized capital loss (unrealized loss on a gross investment-by-investment basis at the end of each calendar year) and all capital gains upon which prior performance-based capital gains incentive fee payments were previously made to the investment adviser. For accounting purposes only, we are required under GAAP to accrue a theoretical capital gains incentive fee based upon net realized capital gains and unrealized capital gain and loss on investments held at the end of each period.
The accrual of this theoretical capital gains incentive fee assumes all unrealized capital gain and loss is realized in order to reflect a theoretical capital gains incentive fee that would be payable to the investment adviser at each measurement date. There was no accrual for theoretical capital gains incentive fee for the years ended March 31, 2016, 2015 and 2014. It should be noted that a fee so calculated and accrued would not be payable under the Investment Advisers Act of 1940 (the “Advisers Act”) or the Investment Advisory Agreement, and would not be paid based upon such computation of capital gains incentive fees in subsequent periods. Amounts actually paid to the investment adviser will be consistent with the Advisers Act and formula reflected in the Investment Advisory Agreement which specifically excludes consideration of unrealized capital gain.
For the period between April 1, 2013 and March 31, 2016, AIM has agreed to be paid the portion of the performance-based incentive fee that is attributable to deferred interest, such as PIK, when the Company receives such interest in cash. The accrual of incentive fees shall be reversed if such interest is reversed in connection with any write-off or similar treatment of the investment. Upon payment of the deferred incentive fee, AIM will also receive interest on the deferred interest at an annual rate of 3.25% for the period between the date in which the incentive fee is earned and the date of payment.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

For the years ended March 31, 2016, 2015 and 2014, the Company recognized $66,176, $73,604, and $62,819, respectively, of base management fees and $43,943, $53,179, and $46,924, respectively, of performance-based incentive fees before impact of waived fees. For the years ended March 31, 2016, 2015 and 2014, management fees waived were $14,351, $9,407, and $6,960, respectively, and incentive fees waived were $5,089, $6,208, and $5,132, respectively.
As of March 31, 2016 and March 31, 2015, management and performance-based incentive fees payable were $31,124 and $37,361, respectively.
The amount of the incentive fees on PIK income for which payments have been deferred for the years ended March 31, 2016, 2015 and 2014 were $7,001, $5,863, and $3,898, respectively. The cumulative incentive fee on PIK income included in management and performance-based incentive fee payable line of the Statements of Assets and Liabilities as of March 31, 2016 and March 31, 2015 were $11,824 and $12,671, respectively.
The Company has also entered into an administration agreement with the administrator (the “Administration Agreement”) under which AIA provides administrative services for the Company. For providing these services, facilities and personnel, the Company reimburses the administrator for the allocable portion of overhead and other expenses incurred by the administrator and requested to be reimbursed by the administrator in performing its obligations under the Administration Agreement. The expenses include rent and the Company’s allocable portion of its Chief Financial Officer and Chief Compliance Officer and their respective staffs. For the years ended March 31, 2016, 2015 and 2014, the Company recognized administrative services expense under the Administration Agreement of $6,449, $5,850, and $5,600, respectively.
Merx Aviation Finance, LLC (“Merx”), a wholly-owned portfolio company of the Company, has also entered into an administration agreement with the administrator (the “Merx Administration Agreement”) under which AIA provides administrative services to Merx for an annual fee of $150. The fee received from Merx by the Company is included in expense reimbursements in the Statements of Operations. For each of the three years in the period ended March 31, 2016, the Company received expense reimbursements under the Merx Administration Agreement of $150.
The Company has also entered into an expense reimbursement agreement with Merx Aviation Finance Assets Ireland, Limited, an affiliate of Merx that will reimburse the Company for reasonable out-of-pocket expenses incurred, including any interest, fees or other amounts incurred by the Company in connection with letters of credit issued on its behalf. For the years ended March 31, 2016, 2015 and 2014, the Company recognized expenses that were reimbursed under the expense reimbursement agreement of $85, $82, and $49, respectively.
We may co-invest on a concurrent basis with affiliates of ours, subject to compliance with applicable regulations and our allocation procedures. Certain types of negotiated co-investments may be made only in accordance with the terms of the exemptive order we received from the Securities and Exchange Commission (“SEC”) permitting us to do so.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Note 4. Earnings Per Share
The following table sets forth the computation of basic and diluted earnings (loss) per share (“EPS”), pursuant to ASC 260-10, for the years ended March 31, 2016, 2015 and 2014:

	Year Ended March 31,
	2016	2015	2014
Basic Earnings (Loss) Per Share
Net increase (decrease) in net assets resulting from operations	$(44,526)	$75,422	$270,872
Weighted average shares outstanding	232,555,815	236,741,351	222,800,255
Basic earnings (loss) per share	$(0.19)	$0.32	$1.21

Diluted Earnings (Loss) Per Share (1)
Net increase (decrease) in net assets resulting from operations	$(44,526)	$75,422	$270,872
Adjustment for interest on convertible notes net of incentive fees	—	—	10,138
Net increase (decrease) in net assets resulting from operations, as adjusted	$(44,526)	$75,422	$281,010
Weighted average shares outstanding, as adjusted	232,555,815	236,741,351	237,348,355
Diluted earnings (loss) per share	$(0.19)	$0.32	$1.18
____________________

(1)
In applying the if-converted method, conversion is not assumed for purposes of computing diluted EPS if the effect would be anti-dilutive. For the years ended March 31, 2016 and March 31, 2015, anti-dilution would total $0.04 and $0.02, respectively.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Note 5. Investments
Fair Value Measurement and Disclosures
The following table shows the composition of our investment portfolio as of March 31, 2016, with the fair value disaggregated into the three levels of the fair value hierarchy in accordance with ASC 820:

			Fair Value Hierarchy
	Cost	Fair Value	Level 1	Level 2	Level 3
First Lien Secured Debt	$1,213,315	$1,106,150	$—	$16,994	$1,089,156
Second Lien Secured Debt	899,708	799,752	—	308,264	491,488
Unsecured Debt	279,348	255,823	—	28,601	227,222
Structured Products and Other	322,712	329,602	—	10,072	319,530
Preferred Equity	90,726	68,562	—	—	68,562
Common Equity/Interests	287,492	356,940	—	—	356,940
Warrants	4,826	—	—	—	—
Total Investments	$3,098,127	$2,916,829	$—	$363,931	$2,552,898
The following table shows the composition of our investment portfolio as of March 31, 2015, with the fair value disaggregated into the three levels of the fair value hierarchy in accordance with ASC 820:

			Fair Value Hierarchy
	Cost	Fair Value	Level 1	Level 2	Level 3
First Lien Secured Debt	$1,252,324	$1,193,847	$—	$177,817	$1,016,030
Second Lien Secured Debt	820,840	805,625	—	293,515	512,110
Unsecured Debt	530,366	475,434	—	123,463	351,971
Structured Products and Other	349,813	374,368	—	—	374,368
Preferred Equity	197,365	165,101	—	—	165,101
Common Equity/Interests	330,851	329,881	—	81	329,800
Warrants	5,016	5,571	—	—	5,571
Total Investments	$3,486,575	$3,349,827	$—	$594,876	$2,754,951

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

The following table shows changes in the fair value of our Level 3 investments during the year ended March 31, 2016:

	First Lien Secured Debt (2)	Second Lien Secured Debt	Unsecured Debt	Structured Products and Other	Preferred Equity	Common Equity/Interests	Warrants	Total
Fair value as of March 31, 2015	$1,016,030	$512,110	$351,971	$374,368	$165,101	$329,800	$5,571	$2,754,951
Net realized gains (losses)	(13,348)	(33,666)	(40,602)	(3,979)	(2,363)	(43,684)	11,744	(125,898)
Net change in unrealized gains (losses)	(82,321)	(52,115)	2,837	(17,663)	10,100	70,359	(5,382)	(74,185)
Net amortization on investments	2,529	1,856	451	438	—	—	—	5,274
Purchases, including capitalized PIK (3)	541,891	281,927	36,903	90,326	90,207	137,337	—	1,178,591
Sales (3)	(375,625)	(136,447)	(124,338)	(113,887)	(194,483)	(137,012)	(11,933)	(1,093,725)
Transfers out of Level 3 (1)	—	(114,191)	—	(10,073)	—	—	—	(124,264)
Transfers into Level 3 (1)	—	32,014	—	—	—	140	—	32,154
Fair value as of March 31, 2016	$1,089,156	$491,488	$227,222	$319,530	$68,562	$356,940	$—	$2,552,898

Net change in unrealized gains (losses) on Level 3 investments still held as of March 31, 2016	$110,146	$94,081	$14,960	$(27,084)	$52,754	$(92,674)	$8,032	$160,215
____________________

(1)
Transfers out of Level 3 are due to an increase in the quantity and reliability of broker quotes obtained and transfers into Level 3 are due to a decrease in the quantity and reliability of broker quotes obtained as assessed by the investment adviser. Transfers are assumed to have occurred at the end of the period. There were no transfers between Level 1 and Level 2 fair value measurements during the period shown.

(2)	Includes unfunded commitments measured at fair value of $(2,844).

(3)	Includes reorganizations and restructuring of investments.
The following table shows changes in the fair value of our Level 3 investments during the year ended March 31, 2015:

	First Lien Secured Debt (2)	Second Lien Secured Debt	Unsecured Debt	Structured Products and Other	Preferred Equity	Common Equity/Interests	Warrants	Total
Fair value as of March 31, 2014	$612,794	$322,889	$415,079	$208,901	$93,062	$274,699	$11,174	$1,938,598
Net realized gains (losses)	625	211	(1,961)	(276)	—	(3,558)	9,713	4,754
Net change in unrealized gains (losses)	(11,426)	(8,848)	(19,990)	20,517	(10,306)	21,782	(1,607)	(9,878)
Net amortization on investments	4,511	1,365	821	343	—	—	—	7,040
Purchases, including capitalized PIK (3)	634,773	304,217	124,814	180,932	83,634	57,108	—	1,385,478
Sales (3)	(253,815)	(167,904)	(186,014)	(36,049)	(1,289)	(20,231)	(13,709)	(679,011)
Transfers out of Level 3 (1)	(14,601)	—	(68)	—	—	—	—	(14,669)
Transfers into Level 3 (1)	43,169	60,180	19,290	—	—	—	—	122,639
Fair value as of March 31, 2015	$1,016,030	$512,110	$351,971	$374,368	$165,101	$329,800	$5,571	$2,754,951

Net change in unrealized gains (losses) on Level 3 investments still held as of March 31, 2015	$(25,002)	$(7,991)	$(27,254)	$22,214	$(10,306)	$29,927	$(5,028)	$(23,440)
____________________

(1)
Transfers out of Level 3 are due to an increase in the availability of qualified observable inputs and transfers into Level 3 are due to a decrease in the availability of qualified observable inputs as assessed by the investment adviser. Transfers are assumed to have occurred at the end of the period. There were no transfers between Level 1 and Level 2 fair value measurements during the period shown.

(2)	Includes unfunded revolver obligations and letters of credit measured at fair value of $(4,060).

(3)	Includes reorganizations and restructuring of investments.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

The following tables summarize the significant unobservable inputs the Company used to value its investments categorized within Level 3 as of March 31, 2016 and March 31, 2015. In addition to the techniques and inputs noted in the tables below, according to our valuation policy we may also use other valuation techniques and methodologies when determining our fair value measurements. The below tables are not intended to be all-inclusive, but rather provide information on the significant unobservable inputs as they relate to the Company’s determination of fair values.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

The unobservable inputs used in the fair value measurement of our Level 3 investments as of March 31, 2016 were as follows:

		Quantitative Information about Level 3 Fair Value Measurements
Asset Category	Fair Value	Valuation Techniques/Methodologies	Unobservable Input	Range		Weighted Average (1)
First Lien Secured Debt	$6,784	Market Comparable Approach	Comparable Multiple	6.7x	6.7x	6.7x
	534,475	Yield Analysis	Discount Rate	7.7%	20.5%	13.1%
	403,082	Discounted Cash Flow	Discount Rate	2.3%	12.0%	12.0%
	81,571	Recovery Analysis	Commodity Price	$36.50	$62.50	$60.96
	7,461	Recovery Analysis	N/A	N/A	N/A	N/A
	32,566	Recovery Analysis	Commodity Price	$36.00	$65.00	$64.21
		Recovery Analysis	Probability Factor	50%	50%	50%
		Yield Analysis	Discount Rate	34.4%	34.4%	34.4%
	23,217	Broker Quoted	Broker Quote	N/A	N/A	N/A
Second Lien Secured Debt	60,757	Market Comparable Approach	Comparable Multiple	0.5x	6.7x	3.1x
	268,794	Yield Analysis	Discount Rate	9.6%	16.2%	11.2%
	25,000	Recovery Analysis	Commodity Price	$37.75	$65.00	$58.21
	20,766	Recovery Analysis	Commodity Price	$36.00	$65.00	$64.21
		Recovery Analysis	Probability Factor	50%	50%	50%
		Yield Analysis	Discount Rate	50.9%	50.9%	50.9%
	116,171	Broker Quoted	Broker Quote	N/A	N/A	N/A
Unsecured Debt	12,110	Market Comparable Approach	Comparable Multiple	6.7x	6.7x	6.7x
	215,112	Yield Analysis	Discount Rate	10.6%	16.8%	11.0%
Structured Products and Other	315,630	Discounted Cash Flow	Discount Rate	6.0%	20.0%	12.6%
	3,900	Broker Quoted	Broker Quote	N/A	N/A	N/A
Preferred Equity	4,092	Market Comparable Approach	Comparable Multiple	6.7x	11.9x	11.9x
	34,328	Yield Analysis	Discount Rate	10.8%	10.8%	10.8%
	3,750	Discounted Cash Flow	Discount Rate	41.0%	41.0%	41.0%
	26,392	Recent Transaction	Recent Transaction	N/A	N/A	N/A
Common Equity/Interests	90,186	Market Comparable Approach	Comparable Multiple	1.0x	12.5x	8.3x
	232,781	Discounted Cash Flow	Discount Rate	8.8%	16.4%	12.1%
	3,755	Other	Illiquidity/Restrictive Discount	7.0%	7.0%	7.0%
	30,078	Recovery Analysis	Commodity Price	$36.50	$65.00	$58.21
	140	Broker Quoted	Broker Quote	N/A	N/A	N/A
Warrants	—	Market Comparable Approach	Comparable Multiple	6.7x	6.7x	6.7x
	—	Recovery Analysis	Commodity Price	$36.50	$62.50	$60.96
	—	Recovery Analysis	N/A	N/A	N/A	N/A
Total Level 3 Investments	$2,552,898
____________________

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

(1)
The weighted average information is generally derived by assigning each disclosed unobservable input a proportionate weight based on the fair value of the related investment. For the commodity price unobservable input, the weighted average price is an undiscounted price based upon the estimated production level from the underlying reserves.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

The unobservable inputs used in the fair value measurement of our Level 3 investments as of March 31, 2015 were as follows:

		Quantitative Information about Level 3 Fair Value Measurements
Asset Category	Fair Value	Valuation Techniques/Methodologies	Unobservable Input	Range		Weighted Average
First Lien Secured Debt	$531,654	Yield Analysis	Discount Rate	7.9%	20.9%	13.0%
	352,084	Discounted Cash Flow	Discount Rate	12.0%	12.0%	12.0%
	14,377	Recent Transactions	Recent Transactions	N/A	N/A	N/A
	117,915	Broker Quoted	Broker Quote	N/A	N/A	N/A
Second Lien Secured Debt	247,585	Yield Analysis	Discount Rate	9.7%	19.7%	14.5%
	264,525	Broker Quoted	Broker Quote	N/A	N/A	N/A
Unsecured Debt	329,831	Yield Analysis	Discount Rate	9.7%	22.0%	11.4%
	22,140	Broker Quoted	Broker Quote	N/A	N/A	N/A
Structured Products and Other	39,296	Yield Analysis	Discount Rate	8.4%	15.0%	8.8%
	317,381	Discounted Cash Flow	Discount Rate	3.8%	15.0%	12.4%
	17,691	Broker Quoted	Broker Quote	N/A	N/A	N/A
Preferred Equity	66,976	Market Comparable Approach	Comparable Multiple	2.2x	11.7x	7.3x
	23,645	Yield Analysis	Discount Rate	10.8%	10.8%	10.8%
	9,309	Discounted Cash Flow	Discount Rate	15.9%	15.9%	15.9%
	65,171	Options Pricing Model	Expected Volatility	70.0%	70.0%	70.0%
Common Equity/Interests	121,169	Market Comparable Approach	Comparable Multiple	2.2x	10.8x	8.3x
	203,469	Discounted Cash Flow	Discount Rate	11.4%	30.0%	13.0%
	5,162	Other	Illiquidity/Restrictive Discount	7.0%	7.0%	7.0%
Warrants	1,399	Market Comparable Approach	Comparable Multiple	4.8x	11.4x	11.2x
	222	Other	Illiquidity/Restrictive Discount	20.0%	20.0%	20.0%
	3,950	Recent Transactions	Recent Transactions	N/A	N/A	N/A
Total Level 3 Investments	$2,754,951
The significant unobservable inputs used in the fair value measurement of the Company’s debt and equity securities are primarily earnings before interest, taxes, depreciation and amortization (“EBITDA”) comparable multiples and market discount rates. The Company typically uses EBITDA comparable multiples on its equity securities to determine the fair value of investments. The Company uses market discount rates for debt securities to determine if the effective yield on a debt security is commensurate with the market yields for that type of debt security. If a debt security’s effective yield is significantly less than the market yield for a similar debt security with a similar credit profile, the resulting fair value of the debt security may be lower. For certain investments in and relating to the energy sector where fair value is derived based on a recovery analysis, the Company uses underlying commodity prices from third party market pricing services to determine the fair value. Further, for certain investments, the Company also considered the probability of future events which are not in management’s control. Significant increases or decreases in any of these inputs in isolation would result in a significantly lower or higher fair value measurement. The significant unobservable inputs used in the fair value measurement of the structured products include the discount rate applied in the valuation models in addition to default and recovery rates applied to projected cash flows in the valuation models. Specifically, when a discounted cash flow model is used to determine fair value, the significant input used in the valuation model is the discount rate applied to present value the projected cash flows. Increases in the discount rate can significantly lower the fair value of an investment; conversely decreases in the discount rate can significantly increase the fair value of an investment. The discount rate is determined based on the market rates an investor would expect for a similar investment with similar risks.
Investment Transactions

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

During the years ended March 31, 2016, 2015 and 2014, purchases of investments on a trade date basis were $1,088,517, $2,211,081, and $2,816,149, respectively. During the years ended March 31, 2016, 2015 and 2014, sales and repayments of investments on a trade date basis were $1,338,689, $2,250,782, and $2,322,189, respectively.
PIK Income
The Company holds loans and other investments, including certain preferred equity investments, that have contractual PIK interest or dividends. PIK income computed at the contractual rate is accrued into income and reflected as receivable up to the capitalization date. During the years ended March 31, 2016, 2015 and 2014, PIK income earned was $40,078, $34,092 and $28,974, respectively.
The following table shows the change in capitalized PIK balance for the years ended March 31, 2016, 2015 and 2014:

	Year Ended March 31,
	2016	2015	2014
PIK balance at beginning of period	$86,903	$58,185	$45,658
PIK income capitalized	40,836	31,036	28,884
Adjustments due to exited investments	(4,688)	—	(25)
PIK income received in cash	(49,642)	(2,318)	(16,332)
PIK balance at end of period	$73,409	$86,903	$58,185
Dividend Income
The Company holds structured products and other investments such as CLOs and CLNs. The CLO equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The Company records as dividend income the accretable yield from its beneficial interests in structured products such as CLOs based upon a number of cash flow assumptions that are subject to uncertainties and contingencies. During the years ended March 31, 2016, 2015 and 2014, dividend income from structured products was $24,920, $18,014 and $23,351, respectively.
Investments on Non-Accrual Status
As of March 31, 2016, 8.4% of total investments at amortized cost, or 4.2% of total investments at fair value, were on non-accrual status. As of March 31, 2015, 1.3% of total investments at amortized cost, or 0.1% of total investments at fair value, were on non-accrual status.
Unconsolidated Significant Subsidiaries
Our investments are generally in small and mid-sized companies in a variety of industries. In accordance with Rules 3-09 and 4-08(g) of Regulation S-X (“Rule 3-09” and “Rule 4-08(g),” respectively), we must determine which of our unconsolidated controlled portfolio companies are considered “significant subsidiaries,” if any. In evaluating these investments, there are three tests utilized to determine if any of our controlled investments are considered significant subsidiaries: the investment test, the asset test, and the income test. Rule 3-09 requires separate audited financial statements of an unconsolidated majority-owned subsidiary in an annual report if any of the three tests exceeds 20%. Rule 4-08(g) requires summarized financial information in an annual report if any of the three tests exceeds 10% and summarized financial information in a quarterly report if any of the three tests exceeds 20%.
As of March 31, 2016, only our investment in Merx exceeded the 10% and 20% thresholds in at least one of the tests under Rule 3-09 and Rule 4-08(g). Accordingly, we will amend our Form 10-K to include the audited financial statements of Merx once they are available.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Note 6. Debt and Foreign Currency Transactions and Translations
The Company’s outstanding debt obligations as of March 31, 2016 were as follows:

	Date Issued/Amended	Total Aggregate Principal Amount Committed	Principal Amount Outstanding		Fair Value		Final Maturity Date
Senior Secured Facility	4/24/2015	$1,310,000	$637,904	*	$641,157	(1)	4/24/2020
Senior Secured Notes (Series A)	9/29/2011	29,000	29,000		29,220	(1)	9/29/2016
Senior Secured Notes (Series B)	9/29/2011	16,000	16,000		16,661	(1)	9/29/2018
2042 Notes	10/9/2012	150,000	150,000		150,060	(2)	10/15/2042
2043 Notes	6/17/2013	150,000	150,000		151,740	(2)	7/15/2043
2025 Notes	3/3/2015	350,000	344,706		352,485	(1)	3/3/2025
Total Debt Obligations		$2,005,000	$1,327,610		$1,341,323
____________________

*	Includes foreign currency debt obligations as outlined below.

(1)
The fair value of these debt obligations are categorized as Level 3 under ASC 820 as of March 31, 2016. The valuation is based on a yield analysis and discount rate commensurate with the market yields for similar types of debt.

(2)	The fair value of these debt obligations are categorized as Level 1 under ASC 820 as of March 31, 2016. The valuation is based on quoted prices of identical liabilities in active markets.
The Company’s outstanding debt obligations as of March 31, 2015 were as follows:

	Date Issued/Amended	Total Aggregate Principal Amount Committed	Principal Amount Outstanding		Fair Value		Final Maturity Date
Senior Secured Facility	9/13/2013	$1,270,000	$384,648	*	$384,253	(1)	8/31/2018
Senior Secured Notes	9/30/2010	225,000	225,000		227,363	(1)	10/4/2015
Senior Secured Notes (Series A)	9/29/2011	29,000	29,000		29,684	(1)	9/29/2016
Senior Secured Notes (Series B)	9/29/2011	16,000	16,000		16,952	(1)	9/29/2018
2042 Notes	10/9/2012	150,000	150,000		152,646	(2)	10/15/2042
2043 Notes	6/17/2013	150,000	150,000		153,438	(2)	7/15/2043
2025 Notes	3/3/2015	350,000	344,111		352,100	(1)	3/3/2025
Convertible Notes	1/25/2011	200,000	200,000		206,250	(2)	1/15/2016
Total Debt Obligations		$2,390,000	$1,498,759		$1,522,686
____________________

*	Includes foreign currency debt obligations as outlined below.

(1)
The fair value of these debt obligations are categorized as Level 3 under ASC 820 as of March 31, 2015. The valuation is based on a yield analysis and discount rate commensurate with the market yields for similar types of debt.

(2)	The fair value of these debt obligations are categorized as Level 1 under ASC 820 as of March 31, 2015. The valuation is based on quoted prices of identical liabilities in active markets.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Senior Secured Facility
As of March 31, 2015, the Company had a senior secured, multi-currency, revolving credit facility (the “2015 Senior Secured Facility”) with lenders’ commitments totaling approximately $1,270,000, a final maturity date of August 31, 2018, and allowed the Company to seek additional commitments from new and existing lenders in the future, up to an aggregate facility size not to exceed $1,710,000. The 2015 Senior Secured Facility was secured by substantially all of the assets in Apollo Investment’s portfolio, including cash and cash equivalents. Pricing for Alternate Base Rate (“ABR”) borrowings was 100 basis points over the applicable prime rate and pricing for eurocurrency borrowings was 200 basis points over the LIBOR rate. The Company was required to pay a commitment fee of 0.375% per annum on any unused portion of the 2015 Senior Secured Facility and participation and fronting fees totaling 2.25% per annum on the letters of credit issued.
The 2015 Senior Secured Facility also provided for the issuance of letters of credit up to an aggregate amount of $125,000. As of March 31, 2015, the Company had $25,246 in standby letters of credit issued through the 2015 Senior Secured Facility. The amount available for borrowing under the 2015 Senior Secured Facility was reduced by any standby letters of credit issued through the 2015 Senior Secured Facility. Under GAAP, these letters of credit were considered commitments because no funding had been made and as such were not considered a liability. These letters of credit were not senior securities because they were not in the form of a typical financial guarantee and the portfolio companies were obligated to refund any drawn amounts. The available remaining capacity under the 2015 Senior Secured Facility was $860,106 as of March 31, 2015.
On April 24, 2015, the Company amended and restated its senior secured, multi-currency, revolving credit facility (the “Senior Secured Facility”). The amendment increased the lenders’ commitments to $1,310,000, extended the final maturity date through April 24, 2020, and allows the Company to seek additional commitments from new and existing lenders in the future, up to an aggregate facility size not to exceed $1,965,000. The Senior Secured Facility is secured by substantially all of the assets in Apollo Investment’s portfolio, including cash and cash equivalents. Commencing May 24, 2019, the Company is required to repay, in twelve consecutive monthly installments of equal size, the outstanding amount under the Senior Secured Facility as of April 24, 2019. In addition, the stated interest rate on the facility was changed from LIBOR plus 2.00% to a formula-based calculation based on a minimum borrowing base, resulting in a stated interest rate of either LIBOR plus 1.75% or LIBOR plus 2.00%. As of March 31, 2016, the stated interest rate on the facility was LIBOR plus 2.00%. The Company is required to pay a commitment fee of 0.375% per annum on any unused portion of the Senior Secured Facility and participation and fronting fees totaling 2.25% per annum on the letters of credit issued.
The Senior Secured Facility contains affirmative and restrictive covenants, including: (a) periodic financial reporting requirements, (b) maintaining minimum stockholders’ equity of the greater of (i) 40% of the total assets of Apollo Investment and its consolidated subsidiaries as at the last day of any fiscal quarter and (ii) the sum of (A) $870,000 plus (B) 25% of the net proceeds from the sale of equity interests in Apollo Investment after the closing date of the Senior Secured Facility, (c) maintaining a ratio of total assets, less total liabilities (other than indebtedness) to total indebtedness, in each case of Apollo Investment and its consolidated subsidiaries, of not less than 2.0:1.0, (d) limitations on the incurrence of additional indebtedness, including a requirement to meet a certain minimum liquidity threshold before Apollo Investment can incur such additional debt, (e) limitations on liens, (f) limitations on investments (other than in the ordinary course of Apollo Investment’s business), (g) limitations on mergers and disposition of assets (other than in the normal course of Apollo Investment’s business activities), (h) limitations on the creation or existence of agreements that permit liens on properties of Apollo Investment’s consolidated subsidiaries and (i) limitations on the repurchase or redemption of certain unsecured debt and debt securities. In addition to the asset coverage ratio described in clause (c) of the preceding sentence, borrowings under the Senior Secured Facility (and the incurrence of certain other permitted debt) are subject to compliance with a borrowing base that applies different advance rates to different types of assets in Apollo Investment’s portfolio.
The Senior Secured Facility also provides for the issuance of letters of credit up to an aggregate amount of $150,000. As of March 31, 2016, the Company had $16,290 in standby letters of credit issued through the Senior Secured Facility. The amount available for borrowing under the Senior Secured Facility is reduced by any standby letters of credit issued through the Senior Secured Facility. Under GAAP, these letters of credit are considered commitments because no funding has been made and as such are not considered a liability. These letters of credit are not senior securities because they are not in the form of a typical financial guarantee and the portfolio companies are obligated to refund any drawn amounts. The available remaining capacity under the Senior Secured Facility was $655,806 as of March 31, 2016. Terms used in this disclosure have the meanings set forth in the Senior Secured Facility agreement.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Senior Secured Notes
On September 30, 2010, the Company entered into a note purchase agreement with certain institutional accredited investors providing for a private placement issuance of $225,000 aggregate principal amount of five-year, senior secured notes with an annual fixed interest rate of 6.25% and a maturity date of October 4, 2015 (the “Senior Secured Notes”). On October 4, 2010, the Senior Secured Notes issued by Apollo Investment were sold to certain institutional accredited investors pursuant to an exemption from registration under the Securities Act of 1933, as amended. Interest on the Senior Secured Notes was due semi-annually on April 4 and October 4, commencing on April 4, 2011.
On October 4, 2015, the Senior Secured Notes, which had an outstanding principal balance of $225,000, matured and were repaid in full.
Senior Secured Notes — Series A and Series B
On September 29, 2011, the Company closed a private offering of $45,000 aggregate principal amount of senior secured notes consisting of two series: $29,000 aggregate principal amount of 5.875% Senior Secured Notes, Series A, due September 29, 2016 (the “Series A Notes”); and $16,000 aggregate principal amount of 6.250% Senior Secured Notes, Series B, due September 29, 2018 (the “Series B Notes,” and together with the Series A Notes, the “Series A and B Notes”). The Series A and B Notes were issued in a private placement only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. Interest on the Series A and B Notes is due semi-annually on March 29 and September 29, commencing on March 29, 2012.
Senior Unsecured Notes
2042 Notes
On October 9, 2012, the Company issued $150,000 aggregate principal amount of senior unsecured notes for net proceeds of $145,275 (the “2042 Notes”). The 2042 Notes will mature on October 15, 2042. Interest on the 2042 Notes is paid quarterly on January 15, April 15, July 15 and October 15, at an annual rate of 6.625%, commencing on January 15, 2013. The Company may redeem the 2042 Notes in whole or in part at any time or from time to time on or after October 15, 2017. The 2042 Notes are general, unsecured obligations and rank equal in right of payment with all of our existing and future senior, unsecured indebtedness. The 2042 Notes are listed on the New York Stock Exchange under the ticker symbol “AIB.”
2043 Notes
On June 17, 2013, the Company issued $135,000 aggregate principal amount of senior unsecured notes and on June 24, 2013, an additional $15,000 in aggregate principal amount of such notes was issued pursuant to the underwriters’ over-allotment option exercise. In total, $150,000 of aggregate principal was issued for net proceeds of $145,275 (the “2043 Notes”). The 2043 Notes will mature on July 15, 2043. Interest on the 2043 Notes is paid quarterly on January 15, April 15, July 15 and October 15, at an annual rate of 6.875%, commencing on October 15, 2013. The Company may redeem the 2043 Notes in whole or in part at any time or from time to time on or after July 15, 2018. The 2043 Notes are general, unsecured obligations and rank equal in right of payment with all of our existing and future senior, unsecured indebtedness. The 2043 Notes are listed on the New York Stock Exchange under the ticker symbol “AIY.”
2024 Note
On October 30, 2014, the Company entered into a note purchase agreement with an institutional accredited investor providing a private placement issuance of $150,000 aggregate principal amount of a ten-year note with an annual fixed rate of 5.250% and a maturity of October 30, 2024 (the “2024 Note”). On October 30, 2014, the Company issued the 2024 Note for net proceeds of $148,875. Interest on the 2024 Note was due quarterly on January 15, April 15, July 15 and October 15, commencing on January 15, 2015. The 2024 Note was a general, unsecured obligation and ranked equal in right of payment with all of our existing unsecured indebtedness. On March 3, 2015, the Company repurchased and retired the 2024 Note. The transaction was accounted for as a debt modification in accordance with ASC 470-50, Modification and Extinguishment.
2025 Notes
On March 3, 2015, the Company issued $350,000 aggregate principal amount of senior unsecured notes for net proceeds of $343,650 (the “2025 Notes”). The 2025 Notes will mature on March 3, 2025. Interest on the 2025 Notes is due semi-annually on March 3

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

and September 3, at an annual rate of 5.250%, commencing on September 3, 2015. The 2025 Notes are general, unsecured obligations and rank equal in right of payment with all of our existing and future senior unsecured indebtedness.
Convertible Notes
On January 25, 2011, the Company closed a private offering of $200,000 aggregate principal amount of senior unsecured convertible notes (the “Convertible Notes”). The Convertible Notes were issued in a private placement only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The Convertible Notes bore interest at an annual rate of 5.750%, payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2011. The Convertible Notes were convertible by the holders into shares of common stock, initially at a conversion rate of 72.7405 shares of the Company’s common stock per $1 principal amount of Convertible Notes (14,548,100 common shares) corresponding to an initial conversion price per share of approximately $13.75, which represented a premium of 17.5% to the $11.70 per share closing price of the Company’s common stock on the NASDAQ Global Select Market on January 19, 2011. The conversion rate was subject to adjustment upon certain events, such as stock splits and combinations, mergers, spin-offs, increases in dividends in excess of $0.28 per share per quarter and certain changes in control. Certain of these adjustments, including adjustments for increases in dividends, were subject to a conversion price floor of $11.70 per share. As more fully reflected in Note 4, the issuance was considered as part of the if-converted method for calculation of diluted EPS.
On January 15, 2016, the Convertible Notes, which had an outstanding principal balance of $200,000, matured and were repaid in full.
The following table summarizes the average and maximum debt outstanding, and the interest and debt issuance cost for the years ended March 31, 2016, 2015 and 2014:

	Year Ended March 31,
	2016	2015	2014
Average debt outstanding	$1,472,368	$1,586,493	$1,238,940
Maximum amount of debt outstanding	1,657,288	1,834,405	1,564,228

Weighted average annualized interest cost (1)	4.97%	4.55%	4.95%
Annualized amortized debt issuance cost	0.48%	0.43%	0.57%
Total annualized interest cost	5.45%	4.98%	5.52%
____________________

(1)
Includes the stated interest expense and commitment fees on the unused portion of the Senior Secured Facility. Commitment fees for the years ended March 31, 2016, 2015 and 2014, were $2,958, $1,923, and $2,659, respectively.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Foreign Currency Transactions and Translations
The Company had the following foreign-denominated debt outstanding on the Senior Secured Facility as of March 31, 2016:

	Original Principal Amount (Local)		Original Principal Amount (USD)	Principal Amount Outstanding	Unrealized Gain (Loss)	Reset Date
Canadian Dollar	C$	55,100	$50,366	$42,599	$7,767	4/29/2016
Euro		€14,000	15,126	15,954	(828)	4/4/2016
British Pound		£14,000	20,354	20,122	232	4/8/2016
British Pound		£14,500	22,199	20,841	1,358	4/11/2016
British Pound		£14,500	22,209	20,841	1,368	4/18/2016
British Pound		£24,400	37,283	35,070	2,213	4/22/2016
British Pound		£54,600	83,095	78,477	4,618	4/29/2016
			$250,632	$233,904	$16,728
The Company had the following foreign-denominated debt outstanding on the Senior Secured Facility as of March 31, 2015:

	Original Principal Amount (Local)		Original Principal Amount (USD)	Principal Amount Outstanding	Unrealized Gain (Loss)	Reset Date
Canadian Dollar	C$	65,100	$60,245	$51,402	$8,843	4/30/2015
Euro		€19,200	25,803	20,621	5,182	4/30/2015
British Pound		£6,500	9,926	9,649	277	4/7/2015
British Pound		£25,000	37,525	37,112	413	4/13/2015
British Pound		£27,000	39,956	40,082	(126)	4/20/2015
British Pound		£7,600	12,124	11,282	842	4/30/2015
			$185,579	$170,148	$15,431
As of March 31, 2016 and March 31, 2015, the Company was in compliance with all debt covenants.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Note 7. Stockholders’ Equity
There were no equity offerings of common stock during the years ended March 31, 2016 and March 31, 2015.
On August 6, 2015, the Company adopted a plan for the purpose of repurchasing up to $50 million of its common stock in accordance with applicable rules specified in the Securities Exchange Act of 1934 (the “1934 Act”) (the “August Repurchase Plan”). Since adopting the August Repurchase Plan, the Company has repurchased the full amount authorized by the Board of Directors under such plan.

On December 14, 2015, the Board of Directors approved a new plan to acquire up to an additional $50 million of its common stock in accordance with applicable rules specified in the 1934 Act (the “Current Repurchase Plan,” and together with the August Repurchase Plan, the “Repurchase Plans”). The Current Repurchase Plan is designed to allow the Company to repurchase its shares both during its open window periods and at times when it otherwise might be prevented from doing so under applicable insider trading laws or because of self-imposed trading blackout periods. A broker selected by the Company will have the authority under the terms and limitations specified in an agreement with the Company to repurchase shares on the Company’s behalf in accordance with the terms of the Current Repurchase Plan. Repurchases are subject to SEC regulations as well as certain price, market volume and timing constraints specified in the Current Repurchase Plan. Pursuant to the Current Repurchase Plan, the Company may from time to time repurchase a portion of its shares of common stock and the Company is hereby notifying stockholders of its intention as required by applicable securities laws.

On September 15, 2015, the Company allocated $5 million to be repurchased under the August Repurchase Plan in accordance with SEC Rule 10b5-1 (the “September 10b5-1 Repurchase Plan”). On December 16, 2015 and March 17, 2016, the Company allocated $10 million and $5 million, respectively, to be repurchased under the Current Repurchase Plan in accordance with SEC Rule 10b5-1 (together with the September 10b5-1 Repurchase Plan, the “10b5-1 Repurchase Plans”).
Under the Repurchase Plans and the 10b5-1 Repurchase Plans (the “Plans”), the Company repurchased 10,584,855 shares at a weighted average price per share of $5.90, inclusive of commissions. This represents a discount of approximately 23.09% of the average net asset value per share for the year ended March 31, 2016. Since the inception of the Plans through March 31, 2016, the dollar amount of shares repurchased totaled $62,437.
On September 12, 2014, the Company announced an at-the-market offering program (the “ATM Program”) through which we can sell up to 16 million shares of its common stock from time to time. As of March 31, 2016, no shares had been sold through the Company’s ATM Program.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Note 8. Commitments and Contingencies
The Company has various commitments to fund various revolving and delayed draw senior secured and subordinated loans, including commitments to issue letters of credit through a financial intermediary on behalf of certain portfolio companies. As of March 31, 2016 and March 31, 2015, the Company had the following unfunded commitments to its portfolio companies:

	March 31, 2016	March 31, 2015
Unfunded revolver obligations and bridge loan commitments (1)	$291,424	$206,294
Standby letters of credit issued and outstanding (2)	14,723	34,433
Unfunded delayed draw loan commitments (3)	13,234	102,092
Unfunded delayed draw loan commitments (performance thresholds not met) (4)	25,000	23,436
Total Unfunded Commitments	$344,381	$366,255
____________________

(1)
The unfunded revolver obligations may or may not be funded to the borrowing party in the future. The amounts relate to loans with various maturity dates, but the entire amount was eligible for funding to the borrowers as of March 31, 2016 and March 31, 2015, subject to the terms of each loan’s respective credit agreements which includes borrowing covenants that needs to be met prior to funding. As of March 31, 2016 and March 31, 2015, the bridge loan commitments included in the balances were $253,413 and $104,180, respectively.

(2)
For all these letters of credit issued and outstanding, the Company would be required to make payments to third parties if the portfolio companies were to default on their related payment obligations. None of the letters of credit issued and outstanding are recorded as a liability on the Company’s Statement of Assets and Liabilities as such letters of credit are considered in the valuation of the investments in the portfolio company.

(3)
The Company’s commitment to fund delayed draw loans is triggered upon the satisfaction of certain pre-negotiated terms and conditions which can include covenants to maintain specified leverage levels and other related borrowing base covenants.

(4)
The borrowers are required to meet certain performance thresholds before the Company is obligated to fulfill the commitments and those performance thresholds were not met as of March 31, 2016 and March 31, 2015.

Of the unfunded commitments which existed as of March 31, 2016, $173,200 were outstanding as of May 18, 2016.

Note 9. Income Taxes
For income tax purposes, distributions made to stockholders are reported as ordinary income, capital gains, non-taxable return of capital, or a combination thereof. The tax character of distributions paid to stockholders during the tax years ended March 31, 2016, 2015 and 2014 were as follows:

	Year Ended March 31,
	2016 (1)	2015	2014
Ordinary income	$111,853	$165,626	$182,193
Capital gains	—	—	—
Return of capital	73,211	23,767	—
Total distributions paid to stockholders	$185,064	$189,393	$182,193
____________________

(1)	Tax information for the year ended March 31, 2016 is an estimate and will not be finally determined until we file our 2016 tax return in December 2016.
Taxable income generally differs from net increase in net assets resulting from operations for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized gains or losses, as unrealized gains or losses are generally not included in taxable income until they are realized.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

The following table reconciles the net increase in net assets resulting from operations to taxable income for the tax years ended March 31, 2016, 2015 and 2014:

	Year Ended March 31,
	2016 (1)	2015	2014
Net increase (decrease) in net assets resulting from operations	$(44,526)	$75,422	$270,872
Adjustments:
Net realized losses	195,364	13,368	106,507
Net change in unrealized (gains) losses	42,419	139,183	(176,131)
Income not currently taxable	(69,038)	(36,081)	(2,921)
Income recognized for tax but not book	11,366	8,355	9,115
Expenses not currently deductible	—	5,645	3,000
Expenses incurred for tax but not book	(5,385)	—	—
Realized gain (loss) differences (2)	(16,230)	(40,266)	(27,036)
Taxable income before deductions for distributions	$113,970	$165,626	$183,406
____________________

(1)	Tax information for the year ended March 31, 2016 is an estimate and will not be finally determined until we file our 2016 tax return in December 2016.

(2)	These pertain to book income/losses treated as capital gains/losses for tax purposes or book realized gains/losses treated as ordinary income/losses for tax purposes.
The following table shows the components of accumulated losses on a tax basis for the years ended March 31, 2016, 2015 and 2014:

	Year Ended March 31,
	2016 (1)	2015	2014
Distributable ordinary income	$—	$—	$11,005
Capital loss carryforward	(1,147,397)	(1,042,277)	(1,053,971)
Other temporary book-to-tax differences	(147,161)	(74,084)	(95,158)
Unrealized depreciation	(87,009)	(143,983)	(32,331)
Total accumulated losses	$(1,381,567)	$(1,260,344)	$(1,170,455)
____________________

(1)	Tax information for the year ended March 31, 2016 is an estimate and will not be finally determined until the Company files its 2016 tax return in December 2016.
On December 22, 2010, the Regulated Investment Company Modernization Act (the “Act”) was enacted which changed various technical rules governing the tax treatment of RICs. The changes are generally effective for taxable years beginning after the date of enactment. Under the Act, the Company will be permitted to carry forward capital losses incurred in taxable years beginning after the date of enactment for an unlimited period. However, any losses incurred during those future taxable years will be required to be utilized prior to the losses incurred in pre-enactment taxable years, which carry an expiration date. As a result of this ordering rule, pre-enactment capital loss carryforwards may be more likely to expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term losses rather than being considered all short-term as under previous law.
As of March 31, 2016, the Company had a post-enactment short-term capital loss carryforward of $95,174 and long-term capital loss carryforward of $404,806. As of March 31, 2015, the Company had a post-enactment short-term capital loss carryforward of $78,104 and long-term capital loss carryforward of $316,755. As of March 31, 2014, the Company had a post-enactment short-term capital loss of $57,724 and long-term capital loss carryforward of $348,829.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

As of March 31, 2016, the Company had pre-enactment net capital loss carryforwards of $36,089, $199,331 and $411,998 which expire on March 31 of 2017, 2018 and 2019, respectively. None of the pre-enactment net capital loss carryforwards were utilized in the past three years.
As of March 31, 2016, we had a net post-October capital loss deferral of $87,407 which is deemed to arise on April 1, 2016. As of March 31, 2015, we had a net post-October capital loss deferral of $10,710 which is deemed to arise on April 1, 2015. As of March 31, 2014, we had a post-October capital loss deferral of $40,874 which is deemed to arise on April 1, 2014.
Management has analyzed the Company’s tax positions taken, or to be taken, on federal income tax returns for all open tax years, and has concluded that no provision for income tax is required in the Company’s financial statements. The Company’s federal tax returns are subject to examination by the Internal Revenue Service for a period of three fiscal years after they are filed.
In general, we may make certain reclassifications to the components of net assets as a result of permanent book-to-tax differences and book-to-tax differences relating to stockholder distributions. Accordingly, as of March 31, 2016, we adjusted accumulated net realized loss by $9,740 to $1,288,141 and underdistributed net investment income by $98,627 to $71,231. Total earnings and net asset value were not affected. As of March 31, 2015, we reduced accumulated net realized loss by $44,257 to $1,102,517 and increased accumulated overdistributed net investment income by $20,174 to $35,589. Total earnings and net asset value were not affected.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Note 10. Financial Highlights
The following is a schedule of financial highlights for each of the five years in the period ended March 31, 2016:

	Year Ended March 31,
	2016	2015	2014	2013	2012
Per Share Data*
Net asset value at beginning of period	$8.18	$8.67	$8.27	$8.55	$10.03
Net investment income (1)	0.83	0.96	0.91	0.83	0.88
Net realized and change in unrealized gains (losses) (1)	(1.02)	(0.64)	0.30	(0.31)	(1.32)
Net increase (decrease) in net assets resulting from operations	(0.19)	0.32	1.20	0.51	(0.44)
Distributions of net investment income (2)	(0.48)	(0.70)	(0.80)	(0.78)	(1.04)
Distributions of return of capital (2)	(0.32)	(0.10)	—	(0.02)	—
Offering costs for the issuance of common stock (3)	—	—	—	—	—
Accretion due to share repurchases	0.09	—	—	—	—
Net asset value at end of period	$7.28	$8.18	$8.67	$8.27	$8.55

Per share market value at end of period	$5.55	$7.68	$8.31	$8.36	$7.17
Total return (4)	(17.53)%	1.86%	9.40%	28.24%	(32.40)%
Shares outstanding at end of period	226,156,496	236,741,351	236,741,351	202,891,351	197,043,398
Weighted average shares outstanding	232,555,815	236,741,351	222,800,255	202,875,329	196,583,804

Ratio/Supplemental Data
Net assets at end of period (in millions)	$1,645.6	$1,937.6	$2,051.6	$1,677.4	$1,685.2
Ratio of operating expenses to average net assets (5)	5.85%	6.25%	6.01%	6.28%	6.70%
Ratio of interest and other debt expenses to average net assets	4.47%	3.91%	3.70%	3.43%	3.76%
Ratio of total expenses to average net assets (5)	10.32%	10.16%	9.71%	9.71%	10.46%
Ratio of net investment income to average net assets	10.70%	11.27%	10.85%	9.87%	9.77%
Average debt outstanding (in millions)	$1,472.4	$1,586.5	$1,238.9	$1,036.8	$1,213.9
Average debt per share	$6.33	$6.70	$5.56	$5.11	$6.18
Portfolio turnover rate	34.35%	62.14%	75.91%	49.92%	50.63%
____________________

*	Totals may not foot due to rounding.

(1)	Financial highlights are based on the weighted average number of shares outstanding for the period presented.

(2)
Dividends and distributions are determined based on taxable income calculated in accordance with income tax regulations which may differ from amounts determined under GAAP. Per share amounts are based on actual rate per share.

(3)	Offering costs per share represent less than one cent per weighted average share for the years ended March 31, 2015 and March 31, 2014.

(4)
Total return is based on the change in market price per share during the respective periods. Total return also takes into account dividends and distributions, if any, reinvested in accordance with the Company’s dividend reinvestment plan.

(5)
The ratio of operating expenses to average net assets and the ratio of total expenses to average net assets are shown inclusive of all voluntary management and incentive fee waivers (Note 3). For the year ended March 31, 2016, the ratio of operating expenses to average net assets and the ratio of total expenses to average net assets would be 6.94% and 11.41%, respectively, without the voluntary fee waivers. For the year ended March 31, 2015, the ratio of operating expenses to average net assets and the ratio of total expenses to average net assets would be 7.03% and 10.95%, respectively, without the voluntary fee waivers. For the year ended March 31, 2014, the ratio of operating expenses to average net assets and the ratio of total expenses to average net assets would be 6.66% and 10.36%, respectively, without the voluntary fee waivers. For the year

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

ended March 31, 2013, the ratio of operating expenses to average net assets and the ratio of total expenses to average net assets would be 6.44% and 9.87%, respectively, without the voluntary fee waivers. For the year ended March 31, 2012, the ratio of operating expenses to average net assets and the ratio of total expenses to average net assets would be 6.70% and 10.46%, respectively, without expense offset.

Note 11. Selected Quarterly Financial Data (Unaudited)
The following table sets forth selected financial data for each quarter within the three years ended March 31, 2016:

	Investment Income		Net Investment Income		Net Realized And Change in Unrealized Gains (Losses)		Net Increase (Decrease) in Net Assets from Operations (Basic)		Net Increase (Decrease) in Net Assets from Operations (Diluted) (1)
Quarter Ended	Total	Per Share	Total	Per Share	Total	Per Share	Total	Per Share	Total	Per Share
March 31, 2016	$85,335	$0.38	$44,618	$0.20	$(68,015)	$(0.30)	$(23,397)	$(0.10)	$(23,397)	$(0.10)
December 31, 2015	94,325	0.41	48,091	0.21	(73,864)	(0.32)	(25,772)	(0.11)	(25,772)	(0.11)
September 30, 2015	98,420	0.42	49,561	0.21	(51,308)	(0.22)	(1,747)	(0.01)	(1,747)	(0.01)
June 30, 2015	101,666	0.43	50,987	0.22	(44,596)	(0.19)	6,390	0.03	6,390	0.03
March 31, 2015	102,115	0.43	52,071	0.22	(63,800)	(0.27)	(11,729)	(0.05)	(11,729)	(0.05)
December 31, 2014	110,026	0.46	56,662	0.24	(76,114)	(0.33)	(19,452)	(0.09)	(19,452)	(0.09)
September 30, 2014	118,910	0.50	65,688	0.28	(23,721)	(0.10)	41,967	0.18	44,491	0.18
June 30, 2014	102,580	0.43	53,551	0.23	11,085	0.04	64,636	0.27	67,192	0.27
March 31, 2014	96,404	0.42	49,612	0.22	20,293	0.09	69,905	0.31	72,392	0.30
December 31, 2013	94,561	0.42	49,683	0.22	56,055	0.25	105,738	0.47	108,286	0.45
September 30, 2013	93,708	0.42	49,586	0.22	26,839	0.12	76,425	0.34	78,973	0.33
June 30, 2013	96,673	0.45	52,367	0.25	(33,563)	(0.16)	18,804	0.09	21,359	0.09
____________________

(1)
In applying the if-converted method, conversion is not assumed for purposes of computing diluted EPS if the effect would be anti-dilutive. For the quarters ended December 31, 2015, September 30, 2015, June 30, 2015, March 31, 2015, and December 31, 2014, anti-dilution would total $0.02, $0.01, $0.01, $0.01, and $0.01, respectively.

Note 12. Subsequent Events
As of April 1, 2016, the voluntary waiver of management and incentive fees on the common shares issued on April 2, 2012 and May 20, 2013, and the CION Fee Waiver, are no longer in effect. Effective April 1, 2016 through March 31, 2017, the investment adviser has agreed to waive 25% of its base management fee and up to 25% of its performance-based incentive fee so that during the waiver period the management fee is reduced from 2% to 1.5% and the incentive fee on pre-incentive fee net investment income could be accrued at as low a rate as 15% to the extent the Company experiences cumulative net realized and change in unrealized losses during the waiver period.
On May 18, 2016, the Board of Directors declared a dividend of $0.20 per share for the fourth quarter of fiscal year 2016, payable on July 6, 2016 to stockholders of record as of June 21, 2016.

Merx Aviation Finance, LLC and Subsidiaries
Consolidated Financial Statements

For the Years ended March 31, 2016 and March 31, 2015

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2016 AND MARCH 31,2015

Independent Auditor's Report

To the Management of Merx Aviation Finance, LLC and its subsidiaries

We have audited the accompanying consolidated financial statements of Merx Aviation Finance, LLC and its subsidiaries, which comprise the consolidated statement of financial position as at March 31, 2016 and March 31, 2015, and the related consolidated statement of operations, consolidated statement of other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the years then ended.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Merx Aviation Finance, LLC and its subsidiaries as at March 31, 2016 and March 31, 2015, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers
Dublin, Ireland

16 June 2016

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands)

	Notes	March 31, 2016	March 31, 2015
Current assets
Cash		$3,909	$4,366
Restricted cash		6,129	7,530
Interest receivable and other assets		8,196	17,782
Deferred income tax asset		—	1,450
Due from affiliates	3	913	160
Total current assets		19,147	31,288

Non-current assets
Aircraft held for lease, net of depreciation	5	746,247	591,659
Aircraft held for sale		1,600	—
Investment securities	7	266,052	270,098
Interest in joint venture	3, 8	1,439	12,993
Office equipment, net of depreciation		69	—
Total non-current assets		1,015,407	874,750
Total assets		$1,034,554	$906,038

Current liabilities
Debt	9	$50,260	$35,633
Deferred revenue		3,948	3,392
Interest payable		2,664	1,769
Due to affiliates	3	64	181
Accrued expenses and other liabilities		6,337	3,979
Total current liabilities		63,273	44,954

Non-current liabilities
Debt	9	815,920	654,766
Accrued maintenance liability		83,195	47,530
Lease deposit liability	10	10,028	8,451
Derivative financial liabilities	11	5,036	537
Deferred income tax liability	13	2	—
Total non-current liabilities		914,181	711,284
Total liabilities		$977,454	$756,238

Equity
Member’s equity		$62,124	$149,800
Cash flow hedge reserve		(5,024)	—
Total equity		$57,100	$149,800

Total liabilities and equity		$1,034,554	$906,038

The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Notes	For the year ended March 31, 2016	For the year ended March 31, 2015
Revenues
Lease revenue	12	$78,032	$43,189
Investment income		32,515	31,283
Redelivery income		6,632	4,634
Management fee income	3	1,618	1,031
Other income		238	687
Total revenues		$119,035	$80,824

Expenses
Interest expense		$58,988	$45,114
Depreciation and amortization expense		33,947	20,845
Compensation expenses and benefits		4,700	4,821
Management fee expense		2,465	1,233
Selling, other general and administrative expenses	3	4,134	1,445
Total expenses		$104,234	$73,458

Other income (expenses)
Interest in losses in joint venture		$(7,673)	$(2,071)
Gain (loss) on sale of aircraft		38	(1,234)
Fair value movement in derivative financial liabilities	11	525	(537)
Net profit before taxes		$7,691	$3,524
Income tax (provision) benefit	13	(2,184)	1,446
Net profit after taxes		$5,507	$4,970
The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME
(in thousands)

	For the year ended March 31, 2016	For the year ended March 31, 2015
Net profit after taxes	$5,507	$4,970
Other comprehensive loss
Movement in cash flow hedge reserve	(5,024)	—
Total other comprehensive loss	$(5,024)	$—
Total comprehensive income	$483	$4,970

The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY
(in thousands)

	Cashflow hedge reserve	Member’s equity	Total equity
Balance at March 31, 2014	$—	$131,330	$131,330
Capital contribution	—	13,500	13,500
Net profit after taxes	—	4,970	4,970
Balance at March 31, 2015	$—	$149,800	$149,800
Distribution to member	—	(93,183)	(93,183)
Net profit after taxes	—	5,507	5,507
Movement in cash flow hedge reserve	(5,024)	—	(5,024)
Balance at March 31, 2016	$(5,024)	$62,124	$57,100

The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the year ended March 31, 2016	For the year ended March 31, 2015
Cash Flows From Operating Activities:
Net profit after tax	$5,507	$4,970
Adjustments to reconcile net profit to net cash provided by operating activities
Depreciation and amortization	33,947	20,845
(Gain) / loss on sale of aircraft	(38)	1,234
Fair value movement in derivative financial instruments	(525)	537
Interest in losses in joint venture	7,673	2,071
Changes in operating assets and liabilities net of effects of business acquired
Interest receivable and other assets	9,586	(11,339)
Deferred income tax assets and liabilities	1,452	(1,450)
Due from affiliates	(753)	(90)
Interest payable	895	665
Accrued expenses and other liabilities	620	2,173
Deferred revenue	556	2,958
Due to affiliate	(117)	181
Net cash provided by operating activities	$58,803	$22,755
Cash Flows From Investing Activities:
Acquisition of aircraft	$(96,604)	$(96,474)
Acquisition of office equipment	(72)	—
Acquisition of business	(32,133)	—
Proceeds from disposal of aircraft	14,305	12,018
Purchase of investment securities	(22,862)	—
Receipts from investments in securities and joint venture	30,789	27,782
Movement in restricted cash	1,401	(7,530)
Lease deposits returned	(323)	1,018
Maintenance reserves claims	(1,574)	(541)
Maintenance reserves receipts	17,508	5,777
Net cash used in investing activities	$(89,565)	$(57,950)
Cash Flows From Financing Activities:
Drawdown of debt	$229,770	$51,750
Repayments of debt	(106,282)	(17,520)
Distribution to members	(93,183)	—
Net cash provided by financing activities	$30,305	$34,230
Net Decrease in Cash	$(457)	$(965)
Cash, Beginning of Year	$4,366	$5,331
Cash, End of Year	$3,909	$4,366

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Supplemental Disclosure	For the year ended March 31, 2016	For the year ended March 31, 2015
Cash paid for interest	$56,040	$44,449
Cash paid for tax	$173	$4
Non-cash activities:
Drawdown of notes payable	$51,054	$319,743
Transfer of maintenance reserve and security deposit	$5,454	$45,836
Member capital contribution	$—	$13,500
Acquisition of aircraft	$(34,194)	$(379,079)
Acquisition of business	$(22,314)	$—
The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except share and per share amounts)
Note 1. Organization
Merx Aviation Finance, LLC ("Merx"), a Delaware limited liability company, was formed under the name “Merx Aviation Finance Holdings II, LLC”. Merx was formed by Apollo Investment Corporation (“AIC”), a Maryland corporation. On March 31, 2014, AIC entered into an agreement whereby it exchanged its 100% membership interest in Merx Aviation Finance Holdings, LLC (“Holdings, LLC”) for a 100% membership interest in Merx. In connection with the exchange all debt (the “Revolver”, discussed in Note 3) and equity due to AIC held by Holdings, LLC was assumed by the Merx, and in return Merx received equity in Holdings, LLC. Merx commenced operations March 31, 2014 and elected a fiscal year end of March 31. On August 1, 2014 Merx changed its name to “Merx Aviation Finance, LLC”. AIC was the sole member of Merx as of March 31, 2016. In addition to consolidating its subsidiaries incorporated in the United States, Merx also consolidated subsidiaries incorporated under the laws of Ireland, and the laws of the United Kingdom. Merx and its subsidiaries (“Merx Aviation”, the “Company”, “we”, “us”, or “our”) is principally engaged in acquiring and leasing commercial aircraft to airlines throughout the world. The Company’s executive offices and employees are based in New York City, New York, and all employees are directly employed by Merx Aviation.
Note 2. Significant Accounting Policies
Basis of Accounting and Principles of Consolidation - The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).
The consolidated financial statements include the accounts of Merx Aviation and all of its subsidiaries as well as those entities for which Merx Aviation is deemed to be the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation. We use judgment when (a) evaluating whether an entity is subject to consolidation as a variable interest entity ("VIE"), (b) identifying the entity’s variable interest holders, (c) estimating the potential expected losses and residual returns that may inure to the variable interest holders, and (d) assessing whether Merx Aviation is the primary beneficiary. When evaluating whether Merx Aviation is the primary beneficiary, we consider (1) the entity’s purpose and design, and the risks that are intended to be passed on its variable interest holders, (2) whether Merx Aviation has the power to direct the activities that most significantly impact the entity’s economic performance, and (3) whether Merx Aviation’s obligation to absorb losses of the entity or the right to receive benefits from the entity could potentially be significant to the VIE. When certain events occur, we reconsider whether we are the primary beneficiary of VIEs. We do not reconsider whether we are a primary beneficiary solely because of operating losses incurred by an entity.
Use of Estimates - The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. While the Company believes that the estimates and related assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates, and such differences could be material.
Risk and Uncertainties - In the normal course of business, Merx Aviation encounters several significant types of economic risk including credit, market, aviation industry and capital market risks. Credit risk is the risk of another party’s inability or unwillingness to make contractually required payments and to fulfill its other contractual obligations. Market risk reflects the change in the value of the investments due to changes in interest rate spreads or other market factors, including the value of collateral underlying the investments. Aviation industry risk is the risk of a downturn in the commercial aviation industry which could adversely impact a lessee’s ability to make payments, increase the risk of unscheduled lease terminations and depress lease rates and the value of the Company’s aircraft. Capital market risk is the risk that the Company is unable to obtain capital at reasonable rates to fund the growth of our business or to refinance existing debt facilities.
Business Combinations - An acquisition of a business, an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return directly to investors, is a business combination. Determining whether the acquisition meets the definition of a business combination requires judgment to be applied on a case by case basis.
Business combinations, except for transactions between entities under common control, are accounted for using the acquisition method of accounting. The acquired identifiable tangible and intangible assets, liabilities and contingent liabilities are measured at their fair values at the date of the acquisition. Acquisition costs incurred are expensed under selling, general and administrative expenses.
Goodwill is initially measured at the excess of the aggregate of the consideration transferred and the amount recognized for any non-controlling interest over the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date. The non-controlling interest is measured at fair value or at the proportion of the acquired entity's identifiable net assets as elected for each business combination.

Cash - Cash held at U.S. financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. Cash is carried at cost which approximates fair value. The Standards & Poor's credit rating of J.P. Morgan & Chase N.A for the year ended March 31, 2016 was A+ and Allied Irish Bank plc was BB+.
Aircraft Held for Lease and Depreciation - Aircraft held for lease are stated at cost and depreciated using the straight-line method, typically over a 25-year life from the date of manufacture. Estimated residual values are generally determined to be approximately 10% of the purchase price. Management may make exceptions to this policy on a case-by-case basis when, in its judgment, the residual value or the useful life calculated pursuant to this policy does not appear to reflect current expectations of value.
In accounting for aircraft held for lease, we make estimates about the expected useful lives and the estimated residual values. In making these estimates, we rely upon industry experience with the same or similar aircraft types and our anticipated lessee's utilization of the aircraft.
When we acquire an aircraft with a lease, determining the fair value of the attached lease requires us to make assumptions regarding the current fair value of the lease for a specific aircraft. If a lease is below or above the range of current lease rates, the resulting lease discount or premium is amortized into lease rental income over the remaining term of the lease.
Aircraft Held for Sale - Aircraft are classified as held for sale when the Company commits to and commences a plan of sale that is reasonably expected to be completed within one year and satisfies certain other held for sale criteria. Aircraft held for sale are recorded at the lesser of carrying value or fair value, less estimated cost to sell. The Company continues to recognize rent from aircraft held for sale until the date the aircraft is sold. Rent collected from the sale contract date through the aircraft disposition date reduces the sale proceeds and gain on sale of aircraft. In addition, depreciation ceases once an aircraft is classified as held for sale. An impairment loss is recorded for an asset or asset group held for sale when the carrying value of the asset or asset group exceeds its fair value, less estimated cost to sell.
Repair and Maintenance of Aircraft - Major improvements and modifications incurred in connection with the acquisition of aircraft that are required to get the aircraft ready for use are capitalized and depreciated over the remaining life of the aircraft.
Impairment of Aircraft - We perform a recoverability assessment of all aircraft in our fleet, on an aircraft-by-aircraft basis, at least annually. In addition, a recoverability assessment is performed whenever events or changes in circumstances or indicators indicate that the carrying value of an asset may not be recoverable. Indicators may include but are not limited to a significant lease restructuring or early lease termination, significant air traffic decline, the introduction of newer technology aircraft or engines, the discontinuation of the production of an aircraft type or an issuance of a significant airworthiness directive. When we perform a recoverability assessment, we measure whether the estimated future undiscounted net cash flows expected to be generated by the aircraft exceed its carrying value. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates, transition costs, estimated down time and estimated residual or scrap values for an aircraft. In the event that an aircraft does not meet the recoverability test, the aircraft will be adjusted to the current fair value, resulting in an impairment charge.
 Investment Securities - Where the Company has the intent and ability to hold securities for the foreseeable future, we have classified them as held-for-investment. These investments are reported in the balance sheet at outstanding principal adjusted for any charge-offs, repayments, allowance for loan losses, any deferred fees or costs on originated loans, and any unamortized premiums or discounts.
Interest in Joint Venture - The Company recognizes interest in joint ventures using the equity method of accounting. Investments accounted for under the equity method are recorded at the amount of the Company’s investment and adjusted each period for the Company’s share of the investee’s income or loss.
Derivative Financial Instruments - The Company enters into derivative contracts to manage its exposure to interest rate risk. Interest rate swaps are used to minimize exposures to interest rate movement on underlying debt obligations of the Company. Derivatives are included in assets when their fair value is positive and liabilities when their fair value is negative, unless there is a legal ability and intention to settle net. Gains and losses from changes in fair values are recorded in the Consolidated Statements of Operations unless hedge accounting treatment is applied. During the year ended March 31, 2016, the Company elected to apply hedge accounting to its derivative instruments.

When cash flow hedge accounting treatment is applied, the changes in fair values related to the effective portion of the derivatives are recorded in Other Comprehensive Income ("OCI"), and the ineffective portion is recognized immediately in the Consolidated Statements of Operations. Amounts reflected in OCI related to the effective portion are reclassified into the Consolidated Statements of Operations in the same period or periods during which the hedged transaction affects interest expense.

We discontinue hedge accounting prospectively when (i) we determine that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item; (ii) the derivative expires or is sold, terminated, or exercised; or (iii) management determines that designating the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we recognize the changes in the fair value in current-period earnings. The remaining balance in OCI at the time we discontinue hedge accounting is not recognized in our Consolidated Statements of Operations unless it is probable that the forecasted transaction will not occur. Such amounts are recognized in Consolidated Statements of Operations when the hedged transaction affects interest expense.

When cash flow hedge accounting treatment is not applied, the changes in fair values between periods are recognized as a fair value movement in the Consolidated Statements of Operations. Net cash received or paid under derivative contracts in any reporting period is classified as operating cash flows in our Consolidated Statements of Cash Flows.

Investment Transactions
Investments are recognized when we assume an obligation to acquire a financial instrument and assume the risks for gains and losses related to that instrument. Investments are derecognized when we assume an obligation to sell a financial instrument and forego the risks for gains or losses related to that instrument. Specifically, we record all security transactions on a trade date basis.
Amounts for investments recognized or derecognized but not yet settled are reported as receivables for investments sold and payables for investments purchased, respectively, in the Consolidated Statements of Financial Position.

Fair Value Measurements - Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•
Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: One or more inputs to valuation techniques are significant and unobservable.
In some cases, the inputs used to measure fair value can fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement. Transfers between levels of the fair value hierarchy are recognized at the beginning of the reporting period.
Lease Revenue - The Company leases aircraft principally pursuant to operating leases and recognizes lease revenue on a straight-line basis over the term of the lease. The difference between the lease revenue recorded and the cash received under the provisions of the lease is included in other assets or deferred revenue, as appropriate. An allowance for doubtful accounts will be recognized for past-due rentals based on management's assessment of collectability.
All of the Company's lease agreements are triple net leases whereby the lessee is responsible for all taxes, insurance, and aircraft maintenance.Under the provisions of many of our leases, the lessee is required to make payments of supplemental maintenance rents which are calculated with reference to the utilization of the airframe, engines and other major life-limited components during the lease. Accrued maintenance liability existing at the end of a lease is released and recognized as lease revenue at lease termination.
Redelivery Income - In some cases the Company may accept redelivery aircraft whose maintenance condition differs from that contracted. In such cases a cash payment may be agreed between the parties. Income is recognized on date of redelivery.
Investment Income - Interest income is recognized on an accrual basis. Discounts or premiums are accreted or amortized into interest income on an effective yield or “interest” method based upon a comparison of actual and expected cash flows, through the expected maturity date of the security.
Expense - Expenses include interest expense, management fee expense, compensation expenses and benefits, selling, other general and administrative expenses. Expenses are recognized on an accrual basis.
Management Fees - Management fees are accounted for on an accruals basis.
Income Taxes - The Company and three of its subsidiaries are single member limited liability companies and were structured as disregarded entities for U.S. federal, state and local tax purposes. Accordingly no provision for income taxes is made for these Companies.
One of the Company’s subsidiaries is structured as a taxable entity for U.S. federal, state and local tax purposes. Accordingly, the Company uses the liability method in accounting for deferred income taxes for this subsidiary. Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to temporary differences between the carrying value and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to be reversed. A valuation allowance is established, if necessary, to reduce deferred tax assets to the amount estimated to be recoverable. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities.

The Company wholly owns subsidiaries which qualify as controlled foreign corporations for U.S. federal, state and local tax purposes. These entities are subject to tax at the rate of their jurisdiction of incorporation.

Recent Accounting Pronouncements - In May 2014, the FASB issued guidance to establish a comprehensive and converged standard on revenue recognition to enable financial statement users to better understand and consistently analyze an entity’s revenue across industries, transactions, and geographies. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The new guidance also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The new guidance requires improved disclosures to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. Qualitative and quantitative information is required to be disclosed about: (1) contracts with customers, (2) significant judgments and changes in judgments, and (3) assets recognized from costs to obtain or fulfill a contract. The new guidance will apply to all entities. In August 2015, the FASB approved a one-year deferral of the effective date of the new revenue guidance.
In August 2014, the FASB issued guidance regarding management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new guidance requires that management evaluate each annual and interim reporting period whether conditions exist that give rise to substantial doubt about the entity’s ability to continue as a going concern within one year from the financial statement issuance date, and if so, provide related disclosures. Disclosures are only required if conditions give rise to substantial doubt, whether or not the substantial doubt is alleviated by management’s plans. No disclosures are required specific to going concern uncertainties if an assessment of the conditions does not give rise to substantial doubt. Substantial doubt exists when conditions and events, considered in the aggregate, indicate that it is probable that a company will be unable to meet its obligations as they become due within one year after the financial statement issuance date. If substantial doubt is alleviated as a result of the consideration of management’s plans, a company should disclose information that enables users of financial statements to understand all of the following (or refer to similar information disclosed elsewhere in the footnotes): 1) principal conditions that initially give rise to substantial doubt, 2) management’s evaluation of the significance of those conditions in relation to the company’s ability to meet its obligations, and 3) management’s plans that alleviated substantial doubt. If substantial doubt is not alleviated after considering management’s plans, disclosures should enable investors to understand the underlying conditions, and include the following: 1) a statement indicating that there is substantial doubt about the company’s ability to continue as a going concern within one year after the issuance date, 2) the principal conditions that give rise to substantial doubt, 3) management’s evaluation of the significance of those conditions in relation to the company’s ability to meet its obligations, and 4) management plans that are intended to mitigate the adverse conditions. The new guidance applies to all companies. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2016. Early adoption is permitted.
In February 2015, the FASB issued new guidance which changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. Existing guidance includes different requirements for performing a consolidation analysis if, among other factors, the entity under evaluation is any one of the following: (1) a legal entity that qualifies for the indefinite deferral under the amended consolidation rules, (2) a legal entity that is within the scope of the amended consolidation rules, or (3) a limited partnership or similar entity that is considered a voting interest entity. Under the new guidance, all reporting entities are within the scope of the new standard, including limited partnerships and similar legal entities, unless a scope exception applies. The presumption that a general partner controls a limited partnership has been eliminated. In addition, fees paid to decision makers that meet certain conditions (e.g., are both customary and commensurate with the level of effort required for the services provided) no longer cause decision makers to consolidate variable interest entities (each a “VIE”) in certain instances. The new guidance places more emphasis in the consolidation evaluation on variable interests other than the fee arrangements such as principal investment risk (for example, debt or equity interests), guarantees of the value of the assets or liabilities of the VIE, written put options on the assets of the VIE, or similar obligations, including some liquidity commitments or agreements (explicit or implicit). Additionally, the new guidance reduces the extent to which related party arrangements cause an entity to be considered a primary beneficiary. The indefinite deferral of the amended consolidation rules for certain investment funds has been eliminated and a scope exception from the new consolidation standard has been added for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the 1940 Act for registered money market funds. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period, and adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the new guidance using either a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption or by applying the amendments retrospectively.
The Company is in the process of evaluating the impact that these new pronouncements will have on its consolidated financial statements.

Note 3. Related Party Arrangements
The Company is party to an administration agreement (the “Administration Agreement”) with Apollo Investment Administration, LLC (the administrator or “AIA”), under which the administrator, subject to review by the Company and the Board of Directors of AIC, provides administrative services to the Company. AIA is an affiliated entity of Apollo Investment Management, L.P. which provides investment advisory services to AIC. The Administration Agreement provides that Merx Aviation will reimburse the administrator for all costs and expenses incurred by administrator in performing its obligations and providing personnel under the agreement. Additionally, Merx Aviation will bear all costs and expenses incurred by any person or entity, including the administrator, in connection with the business operations of the Company, including, without limitation, payments based upon the allocable portion for the Company of the administrator's overhead in performing its obligations. For the year ended March 31, 2016, the Company paid $150 (2015: $150) to AIA for the provision of administrative services. Apollo Global Management (“AGM”) is an affiliate of both AIA and AIC, and pays certain expenses on behalf of the Company and other affiliates. Accordingly, the Company periodically reimburses AGM for expenses paid on its behalf.
The Company is party to an Asset Management Agreement with an affiliate, Apollo Credit Opportunity Fund III (“COF III”), under which Merx Aviation provides administrative and asset services. For providing these services, the Company receives management fees. For the year ended March 31, 2016, the operating Company recognized $1,618 (2015: $1,031) in management fee income from COF III.
The Company through its subsidiaries has invested in fixed rate notes and junior profit participating notes issued by an affiliate, Merx Aviation GA Telesis 1 Limited (“Merx GAT”), of which the company holds 47.5% ownership interest through a joint venture with other parties. The Company’s share of Merx GAT net loss, as well as assets and liabilities, are disclosed in the consolidated financial statements and expanded upon in Note 8.
In March 2014, AIC issued a revolving credit facility ("Revolver") to the Company with interest rate of 12% and maturity date of October 2018. See Note 9 for additional disclosure.
The following related party balances are included in the Consolidated Statements of Financial Position.

	March 31, 2016	March 31, 2015
Due from affiliates
Management fees - COF III	$913	$85
Expense reimbursements - Merx GAT	—	75
Due from affiliates	$913	$160

Due to affiliates
Expense reimbursements - AGM	$44	$181
Expense reimbursements - AIC	20	—
Due to affiliates	$64	$181

Note 4. Business Combinations
During the year ended March 31, 2016, the Company completed the purchase of 100% of the ordinary share capital of four entities incorporated under the laws of Ireland. The total cash consideration paid was $54,447. The following is a summary of the allocation of the purchase price based on the estimated fair values of the identifiable assets acquired and the liabilities assumed at the closing date. As of March 31, 2016, we had finalized all known measurement period adjustments.

Amounts Recognized as of the closing date
Aircraft, held for lease	$70,625
Lease deposit liability	(1,900)
Accrued maintenance liability	(14,278)
Fair value of net assets acquired	$54,447
Total consideration paid	$54,447

The acquired businesses contributed revenues of $997 to the Company from date of purchase to March 31, 2016.

Note 5. Aircraft Held for Lease
The following table shows the changes in aircraft held for lease, net of depreciation for the years ended March 31, 2016 and March 31, 2015. See Note 12 for additional disclosure on geographic breakdown of aircraft held for lease.

	March 31, 2016	March 31, 2015
Beginning balance	$591,659	$149,777
Acquisitions	130,936	475,553
Acquired in business combination	70,625	—
Dispositions, net of related accumulated depreciation	(14,267)	(13,252)
Depreciation	(32,706)	(20,419)
Ending balance	$746,247	$591,659

Note 6. Unconsolidated Variable Interest Entities
The Company, through its subsidiaries, has investments in certain securitization vehicles; however the Company does not have the power to direct the activities that most significantly impact economic performance. As such, the Company is not considered to be the primary beneficiary, and therefore does not include these VIEs in consolidation. The securitized vehicles are in the business of owning and leasing aircrafts. At March 31, 2016 VIE’s total assets is $1,585,359 (2015: $1,651,324) and total liabilities is $1,591,876 (2015: $1,674,134). The Company’s maximum exposure is limited to its investments, $245,808 (2015: $270,098).
Note 7. Investment Securities
The following table shows the changes in investment securities for the years ended March 31, 2016 and March 31, 2015.

As of March 31, 2016
	Stated Maturity	Outstanding Face Amount	Amortized Cost Basis
Unsecured corporate debt
Securities held for investment	January 2018	$64,525	$69,872
Securities held for investment	July 2020	170,867	175,936
Securities held for investment	January 2020	20,244	20,244
Total investment securities		$255,636	$266,052

As of March 31, 2015
	Stated Maturity	Outstanding Face Amount	Amortized Cost Basis
Unsecured corporate debt
Unsecured securities held for investment	January 2018	$87,481	$90,857
Unsecured securities held for investment	July 2020	176,377	179,241
Total investment securities		$263,858	$270,098

The fair value of the investments approximates their amortized cost. The fair value has been estimated by management using Level 3 inputs, by management in the absence of readily determinable market prices and recognizing the illiquid nature of the instruments. No impairment was recorded during the years ended March 31, 2016 and March 31, 2015.
Note 8. Interest in Joint Venture
As detailed in Note 3, the Company, through its subsidiaries, has an investment in a joint venture, Merx GAT. The Company recorded the investment at cost and adjusted each period for the Company’s share of the investee’s income or loss. Summarized financial information of the joint venture is set out below:

	As of March 31, 2016	As of March 31, 2015
Total assets	$5,082	$53,798
Total liabilities	(29,865)	(62,428)
Total deficit	$(24,783)	$(8,630)

Note 9. Debt
Interest on Revolver and other notes payable is paid on a monthly or quarterly basis at various interest rates. See Note 3 for additional disclosure on Revolver.
Many of the Company’s aircraft were partially financed with debt such as Revolver and notes payable. As the notes are held by subsidiaries and are secured by a lien on the specific aircraft acquired with no recourse against any other aircraft or asset owned by the Company or its subsidiaries, management has estimated that the fair value of each debt instrument approximates its amortized cost. Management determines fair value based on level 3 inputs.
The Company's outstanding debt obligations as of March 31, 2016 were as follows:

	Issuance Date	Original Principal	Outstanding Borrowing	Amortized Cost	Interest Rate
Revolver due October 2018	Mar-14	$403,084	$403,084	$403,084	12.00%
Note Payable due December 2018	Aug-13	10,000	6,917	6,874	6.72%
Note Payable due December 2018	Aug-13	11,000	7,681	7,634	6.73%
Note Payable due March 2024*	Mar-14	22,000	19,372	19,064	4.44%
Note Payable due March 2024*	Apr-14	22,000	19,346	19,038	4.44%
Note Payable due July 2018*	Mar-15	20,992	18,373	18,174	2.94%
Note Payable due February 2021*	Mar-15	24,182	21,556	21,260	2.94%
Note Payable due April 2017*	Mar-15	9,325	8,054	7,988	2.94%
Note Payable due July 2018*	Mar-15	12,162	10,782	10,669	2.94%
Note Payable due August 2023*	Mar-15	26,813	24,784	24,460	2.94%
Note Payable due September 2023*	Mar-15	26,813	24,812	24,488	2.94%
Note Payable due February 2019*	Mar-15	20,311	17,915	17,703	2.94%
Note Payable due November 2017*	Mar-15	17,654	15,641	15,488	2.94%
Note Payable due December 2025*	Mar-15	32,198	30,245	29,844	2.94%
Note Payable due October 2022*	Mar-15	21,127	19,301	19,046	2.94%
Note Payable due September 2022*	Apr-15	28,740	26,310	25,956	2.94%
Note Payable due February 2018	Jul-15	7,580	6,426	6,301	4.55%
Note Payable due April 2017	Jul-15	7,570	6,372	6,295	4.39%
Note Payable due May 2023*	Sept -15	56,500	53,158	51,191	2.99%
Note Payable due Oct 2023*	Sept -15	36,000	36,000	36,000	4.45%
Note Payable due October 2020	Feb-16	12,500	12,405	12,107	3.51%
Note Payable due December 2020	Feb-16	12,975	12,975	12,671	3.52%
Note Payable due February 2021	Feb-16	8,750	8,677	8,449	3.51%
Note Payable due March 2021	Feb-16	8,750	8,677	8,450	3.51%
Note Payable due April 2024	Feb-16	55,000	55,000	53,946	3.91%
Total			$873,863	$866,180

* Variable interest notes

The Company's outstanding debt obligations as of March 31, 2015 were as follows:

	Issuance Date	Original Principal	Outstanding Borrowing	Amortized Cost	Interest Rate
Revolver due October 2018	Mar-14	$352,084	$352,084	$352,084	12.00%
Note Payable due December 2018	Aug-13	10,000	8,200	8,141	6.72%
Note Payable due December 2018	Aug-13	11,000	9,054	8,989	6.73%
Note Payable due April 2015	Sep-13	7,500	4,852	4,852	5.79%
Note Payable due March 2024*	Mar-14	22,000	20,786	20,438	4.17%
Note Payable due April 2024*	Apr-14	22,000	20,758	20,412	4.17%
Note Payable due April 2017	Jun-14	72,000	67,469	66,790	4.17%
Note Payable due July 2018*	Mar-15	20,992	20,992	20,709	2.72%
Note Payable due February 2021*	Mar-15	24,182	24,182	23,851	2.77%
Note Payable due April 2017*	Mar-15	9,325	9,325	9,201	2.77%
Note Payable due August 2023*	Mar-15	26,813	26,813	26,445	2.78%
Note Payable due September 2023*	Mar-15	26,813	26,813	26,445	2.78%
Note Payable due July 2018*	Mar-15	12,162	12,162	11,997	2.77%
Note Payable due February 2019*	Mar-15	20,311	20,311	20,036	2.77%
Note Payable due November 2017*	Mar-15	17,654	17,654	17,416	2.77%
Note Payable due December 2025*	Mar-15	32,198	32,198	31,756	2.77%
Note Payable due October 2022*	Mar-15	21,127	21,127	20,837	2.77%
Total at March 31, 2015			$694,780	$690,399

* Variable interest notes

Scheduled repayments of these notes over the next five years and thereafter are as follows:

As of March 31, 2016		As of March 31, 2015
Years ending March 31,	Amount	Years ending March 31,	Amount
2017	$50,260	2016	$35,633
2018	75,002	2017	33,588
2019	481,400	2018	99,750
2020	38,424	2019	409,133
2021	55,639	2020	26,634
Thereafter	165,455	Thereafter	85,661
Total	$866,180	Total	$690,399
Note 10. Lease Deposit Liability
As of March 31, 2016, cash security deposits in connection with lease agreements amounted to $10,028 (2015: $8,451). Lease deposit liabilities are generally refundable at the end of the contract lease period after all lease obligations have been met by the lessee. In addition, at March 31, 2016 the Company held letters of credit in lieu of cash security deposits that amounted to $5,261 (2015: $2,819).
Note 11. Derivative Financial Liabilities
The Company utilizes interest rate swap contracts to economically hedge its variable interest rate exposure on certain of its notes payable. An interest rate swap is an instrument in which two parties agree to exchange interest rate cash flows based on a specified notional amount from a fixed rate to a floating rate or from one floating rate to another. Under the swap transactions, the Company makes fixed rate payments and receives floating rate payments to convert the floating rate notes payable to fixed rate obligations to better match the fixed rate cash flows from the leasing of aircraft. Derivative financial instruments measured at fair value are calculated using Level 2 inputs.
The table below shows the fair values of derivative financial instruments, recorded as assets or liabilities, together with their notional amounts. The notional amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which changes in the value of derivatives are measured. The notional amounts indicate the volume of transactions outstanding at year end and are indicative of neither the market risk nor the credit risk.

As of March 31, 2016
	Contract notional amount	Fair value assets	Fair value liabilities
Derivative liabilities designated as cash flow hedges	$248,166	$—	$(5,036)

As of March 31, 2015
	Contract notional amount	Fair value assets	Fair value liabilities
Derivative liabilities designated as cash flow hedges	$144,916	$—	$(537)

Note 12. Lease Revenue
Minimum future lease payments
The minimum future lease payments on non-cancelable operating leases of aircraft in our fleet are as follows:

As of March 31, 2016		As of March 31, 2015
Years ending March 31,	Amount	Years ending March 31,	Amount
2017	$94,831	2016	$76,012
2018	85,177	2017	76,011
2019	69,324	2018	55,398
2020	55,079	2019	35,902
2021	45,874	2020	34,010
Thereafter	63,447	Thereafter	135,590
Total	$413,732	Total	$412,923

Geographic and credit risks
Lease rental revenue is derived mainly from leasing aircraft to various operators around the world. Revenues include rentals of flight equipment to non-U.S. domiciled airlines of approximately $2,629 (2015: $2,629) for the year ended March 31, 2016.
Carrying value of aircraft held for lease and lease revenues by geographic area for the years ended March 31, 2016 and March 31, 2015 were as follows:

	Carrying value as of March 31, 2016%		Lease revenue for the year ended March 31, 2016%
Asia/Pacific	$234,159	31%	$17,762	23%
Africa	19,153	3%	2,095	3%
Europe	131,537	18%	22,699	29%
North America	181,388	24%	13,034	17%
Latin America	180,010	24%	22,442	28%
Total	$746,247	100%	$78,032	100%

	Carrying value as of March 31, 2015%		Lease revenue for the year ended March 31, 2015%
Asia/Pacific	$111,776	19%	$47	0%
Africa	20,370	3%	45	0%
Europe	140,655	24%	15,491	36%
North America	115,668	20%	8,668	20%
Latin America	188,226	32%	18,938	44%
Off Lease	14,964	2%	—	—
Total	$591,659	100%	$43,189	100%

Note 13. Income Taxes
One of the Company's subsidiaries is recognized as a corporation for U.S. tax purposes and is subject to U.S. federal, state, and local income taxes. Income taxes have been provided for based upon the tax laws and rates in the U.S. where our operations are conducted and income is earned. Net profit before income taxes for the year March 31, 2016 was $7,691 (2015: $3,524). The components of the income tax provision consisted of the following:

	For the year ended March 31,2016	For the year ended March 31,2015
Current income tax provision
Domestic tax	$732	$4
Current income tax provision	732	4
Deferred income tax provision
Domestic tax	1,452	(1,452)
Foreign tax	—	2
Deferred income tax provision (benefit)	1,452	(1,450)
Total income tax provision (benefit)	$2,184	$(1,446)
The Company does not have significant deferred tax assets and liabilities at March 31. 2016. Significant components of the Company’s domestic deferred tax assets and liabilities at March 31, 2015 consisted of the following:

	Assumed from Merx Holdings LLC	For the period to March 31, 2015	Year Ended March 31, 2015
Deferred tax assets
Compensation and benefits	$249	$249	$—
Net operating loss	2,927	234	2,693
Other deductions	108	108	-
Total deferred tax assets	$3,284	$591	$2,693
Deferred tax liabilities
Depreciation	$(1,512)	$(533)	$(979)
Compensation and benefits	—	249	(249)
Other deductions	—	13	(13)
Total deferred tax liabilities	$(1,512)	$(271)	$(1,241)

Valuation allowance	(1,772)	(1,772)	—
Net deferred tax	$—	$(1,452)	$1,452

The Company did not have net taxable operating loss ("NOL") carry forward available at March 31, 2016 (2015: $7,694) to offset future taxable income subject to U.S. graduated tax rates. If not utilized, the Company's prior year NOLs would begin to expire in 2033. Deferred tax assets and liabilities are netted as they both fall within the U.S. tax jurisdiction. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities.

The Company is subject to examination by taxing authorities in the U.S. for all periods since 2013.

Note 14. Commitments and Contingencies
There were no commitments and contingencies as of March 31, 2016.

Note 15. Subsequent Events
The Company has evaluated subsequent events through June 16, 2016, the date these financials were authorized for issuance. Management has determined that there are no subsequent events outside the ordinary scope of business that require adjustment to, or disclosure in the consolidated financial statements.

Merx Aviation Finance, LLC and Subsidiaries
Consolidated Financial Statements

For the Year ended March 31, 2014
(unaudited)

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED MARCH 31, 2014

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(unaudited, in thousands)

	Notes	March 31, 2014
Current assets
Cash and cash equivalent	4	$5,331
Interest receivable and other assets		6,488
Due from affiliates		70
		$11,889
Non-current assets
Aircraft held for lease, net of depreciation	6	$149,777
Investment securities	8	294,570
Interest in joint venture	7	18,375
		$462,722
Total assets		$474,611

Current liabilities
Interest payable		$1,104
Deferred revenue		434
Notes payable	9	11,629
Accrued expenses and other liabilities		1,466
		$14,633
Non-current liabilities
Lease deposit liability		$1,240
Accrued maintenance liability		2,652
Notes payable	9	324,756
		$328,648
Total liabilities		$343,281

Member’s equity		$131,330
Total liabilities and member’s equity		$474,611

The notes on pages 6 to 11 form an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(unaudited, in thousands)

	Notes	For the year ended March 31, 2014
Revenues
Lease rental revenue	11	$16,801
Investment income		15,032
Other income		1,200
Total revenues		$33,033

Expenses
Interest expense		$19,233
Depreciation and amortization expense	6	9,255
Management fee expense		272
Compensation and benefits		3,567
Selling, other general and administrative expenses		2,175
Total expenses		$34,502

Other income (losses)
Interest in losses in joint venture	7	$(2,073)
Gain on sale of aircraft	6	501
Net profit (loss) before taxes		$(3,041)
Income tax provision		(5)
Net profit (loss) after taxes		$(3,046)

The notes on pages 6 to 11 form an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN MEMBER’S EQUITY
(unaudited, in thousands)

Member’s equity
Balance at March 31, 2013	$29,615
Capital contributions	$107,120
Distribution to members	(2,359)
Net profit after taxes	(3,046)
Balance at March 31, 2014	$131,330

The notes on pages 6 to 11 form an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited, in thousands)

For the year ended March 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss) after tax	$(3,046)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	9,255
Gain on sale of aircraft	(501)
Share in joint venture loss	2,073
Changes in operating assets and liabilities:
Interest receivable and other assets	(5,747)
Deferred revenue	434
Interest payable	(1,485)
Due from affiliates	(70)
Accrued expenses	(1,936)
Net cash provided (used) by operating activities	$(1,023)
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of aircraft held for lease	$(147,794)
Proceeds from disposal of aircraft held for lease	630
Lease deposit received	1,240
Maintenance reserves receipts	2,651
Receipts from investment in securities and joint venture	(195,410)
Net cash used in investing activities	$(338,683)
CASH FLOWS FROM FINANCING ACTIVITIES:
Drawdown of notes payable	$245,708
Repayments of notes payable	(11,364)
Member’s capital contributions	107,120
Distribution to members	(2,359)
Net cash provided by financing activities	$339,105
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$(601)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	5,932
CASH AND CASH EQUIVALENTS, END OF PERIOD	$5,331

The notes on pages 6 to 11 form an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands except share and per share amounts)
Note 1. Organization
Merx Aviation Finance, LLC (and its subsidiaries, “Merx Aviation”, the “Company”, “we”, “us”, or “our”), a Delaware limited liability company, was formed under the name “Merx Aviation Finance Holdings II, LLC”. The Company was formed by Apollo Investment Corporation (“AIC”), a Maryland corporation. On March 31, 2014, AIC entered into an agreement whereby it exchanged its 100% member interest in Merx Aviation Finance Holdings, LLC (“Holdings, LLC”) for a 100% member interest in the Company. In connection with the exchange all debt (the “Revolver”, discussed in Note 9) and equity due to AIC held by Holdings, LLC was assumed by the Company, and in return the Company received equity in Holdings, LLC. The exchange was accounted for as a transaction under common control. The Company commenced operations March 31, 2014 and elected a fiscal year end of March 31. AIC was the sole member of the Company as of March 31, 2014. In addition to consolidating its subsidiaries incorporated in the United States, the Company also consolidated subsidiaries incorporated under the laws of Ireland. Company is principally engaged in acquiring and leasing commercial aircraft to airlines throughout the world. The Company’s executive offices and employees are based in New York City, New York.
Note 2. Significant Accounting Policies
Basis of Accounting and Principles of Consolidation - The consolidated financial statements presented are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. While the Company believes that the estimates and related assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates, and such differences could be material.
The consolidated financial statements include the accounts of Merx Aviation and all of its subsidiaries as well as those entities for which Merx Aviation is deemed to be the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation. We use judgment when (a) evaluating whether an entity is subject to consolidation as a variable interest entity ("VIE"), (b) identifying the entity’s variable interest holders, (c) estimating the potential expected losses and residual returns that may inure to the variable interest holders, and (d) assessing whether Merx Aviation is the primary beneficiary. When evaluating whether Merx Aviation is the primary beneficiary, we consider (1) the entity’s purpose and design, and the risks that are intended to be passed on its variable interest holders, (2) whether Merx Aviation has the power to direct the activities that most significantly impact the entity’s economic performance, and (3) whether Merx Aviation’s obligation to absorb losses of the entity or the right to receive benefits from the entity could potentially be significant to the VIE. When certain events occur, we reconsider whether we are the primary beneficiary of VIEs. We do not reconsider whether we are a primary beneficiary solely because of operating losses incurred by an entity.
Risk and Uncertainties - In the normal course of business, Merx Aviation encounters several significant types of economic risk including credit, market, aviation industry and capital market risks. Credit risk is the risk of a lessee’s inability or unwillingness to make contractually required payments and to fulfill its other contractual obligations. Market risk reflects the change in the value of the investments due to changes in interest rate spreads or other market factors, including the value of collateral underlying the investments. Aviation industry risk is the risk of a downturn in the commercial aviation industry which could adversely impact a lessee’s ability to make payments, increase the risk of unscheduled lease terminations and depress lease rates and the value of the Company’s aircraft. Capital market risk is the risk that the Company is unable to obtain capital at reasonable rates to fund the growth of our business or to refinance existing debt facilities.
Cash and Cash Equivalents - The Company considers highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents.
Aircraft Held for Lease and Depreciation - Aircraft held for lease are stated at cost and depreciated using the straight-line method, typically over a 25-year life from the date of manufacture. Estimated residual values are generally determined to be approximately 10% of the purchase price. Management may make exceptions to this policy on a case-by-case basis when, in its judgment, the residual value or the useful life calculated pursuant to this policy does not appear to reflect current expectations of value.
In accounting for aircraft held for lease, we make estimates about the expected useful lives and the estimated residual values. In making these estimates, we rely upon industry experience with the same or similar aircraft types and our anticipated lessee's utilization of the aircraft.
When we acquire an aircraft with a lease, determining the fair value of the attached lease requires us to make assumptions regarding the current fair value of the lease for a specific aircraft. If a lease is below or above the range of current lease rates, the resulting lease discount or premium is amortized into lease rental income over the remaining term of the lease.

Repair and Maintenance of Aircraft - Major improvements and modifications incurred in connection with the acquisition of aircraft that are required to get the aircraft ready for use are capitalized and depreciated over the remaining life of the aircraft.
Impairment of Aircraft - We perform a recoverability assessment of all aircraft in our fleet, on an aircraft-by-aircraft basis, at least annually. In addition, a recoverability assessment is performed whenever events or changes in circumstances or indicators indicate that the carrying amount or net book value of an asset may not be recoverable. Indicators may include but are not limited to a significant lease restructuring or early lease termination, significant air traffic decline, the introduction of newer technology aircraft or engines, the discontinuation of the production of an aircraft type or an issuance of a significant airworthiness directive. When we perform a recoverability assessment, we measure whether the estimated future undiscounted net cash flows expected to be generated by the aircraft exceed its net book value. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates, transition costs, estimated down time and estimated residual or scrap values for an aircraft. In the event that an aircraft does not meet the recoverability test, the aircraft will be adjusted to the current fair value, resulting in an impairment charge.
Management develops the assumptions used in the recoverability analysis based on current and future expectations of the global demand for a particular aircraft type and historical experience in the aircraft leasing market and aviation industry, as well as information received from third party industry sources. The factors considered in estimating the undiscounted cash flows are impacted by changes in future periods due to changes in contracted lease rates, residual values, economic conditions, technology, airline demand for a particular aircraft type and other factors. The recoverability of the value of these aircraft is more sensitive to changes in contractual cash flows, future cash flow estimates and residual values or scrap values for each aircraft. .
Investment Securities - Where the Company has the intent and ability to hold securities for the foreseeable future, we have classified them as held-for-investment. These investments are reported in the balance sheet at outstanding principal adjusted for any charge-offs, repayments, allowance for loan losses, any deferred fees or costs on originated loans, and any unamortized premiums or discounts.
Investment in Joint Venture - The Company recognizes investments in joint ventures using the equity method of accounting. Investments accounted for under the equity method are recorded at the amount of the Company’s investment and adjusted each period for the Company’s share of the investee’s income or loss.
Lease Rental Revenue - The Company leases aircraft principally pursuant to operating leases and recognizes rental income on a straight-line basis over the term of the lease. The difference between the rental income recorded and the cash received under the provisions of the lease is included in rental receivables. An allowance for doubtful accounts will be recognized for past-due rentals based on management's assessment of collectability.
All of the Company's lease agreements are triple net leases whereby the lessee is responsible for all taxes, insurance, and aircraft maintenance.
Investment Income - Interest income is recognized on an accrual basis. Discounts or premiums are accreted into interest income on an effective yield or “interest” method based upon a comparison of actual and expected cash flows, through the expected maturity date of the loan.
Management Fees - Management fees are accounted for on an accruals basis.
Interest Expense - Interest expense is recorded on an accrual basis.
Income Taxes - The Company and three of its subsidiaries are single member limited liability companies and were structured as disregarded entities for U.S. federal, state and local tax purposes. Accordingly no provision for income taxes is made for these Companies. One of the Company’s subsidiaries is structured as a taxable entity for U.S. federal, state and local tax purposes. Accordingly, the Company uses the liability method in accounting for deferred income taxes for this subsidiary. Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to temporary differences between the carrying value and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to be reversed. A valuation allowance is established, if necessary, to reduce deferred tax assets to the amount estimated to be recoverable. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities.
The Company wholly owns subsidiaries which qualify as controlled foreign corporations for U.S. federal, state and local tax purposes. These entities are subject to tax at the rate of their jurisdiction of incorporation.
Recent Accounting Pronouncements - In May 2013, the FASB issued re-exposure draft “Leases” ( the Lease Re-ED”) which would replace the existing guidance in the Accounting Standards Codification(“ASC”) 840 (“ASC 840”), Leases. In March 2014 the FASB decided that the accounting for leases by lessors would basically remain unchanged from the concepts existing in current ASC 840 accounting. In addition, the FASB decided that a lessor should be precluded from recognizing selling profit and revenue at lease commencement for any sales-type or direct finance lease that does not transfer control of the underlying asset to the lease. This requirement aligns the notion of what constitutes a sale in the lessor accounting guidance with that in the forthcoming revenue recognition standard, which evaluates whether a sale has occurred from the customer’s perspective. We anticipate that the final standard may have an effective date no earlier than 2017. We believe that when and if the proposed guidance becomes effective, it will not have a material impact on the Company’s consolidated financial statements.
Note 3. Related Party Arrangements
The Company has an Administration Agreement (the “Administration Agreement”) with Apollo Investment Administration, LLC (the administrator or “AIA”), under which the administrator, subject to review by the Company and the Board of Directors of AIC, provides administrative services to the Company. AIA is an affiliated entity of Apollo Investment Management, L.P. which provides investment advisory services to AIC. The Administration Agreement provides that Merx Aviation will reimburse the administrator for all costs and expenses incurred by administrator in performing its obligations and providing personnel under the agreement. Additionally, Merx Aviation will bear all costs and expenses incurred by any person or entity, including the administrator, in connection with the business operations of the Company, including, without limitation, payments based upon the allocable portion for the Company of the administrator's overhead in performing its obligations. For the period March 31, 2014, the Company recognized $150 due to AIA for providing administrative services via an affiliate. Apollo Global Management (“AGM”) is an affiliate of both AIA, and AIC, and pays certain expenses on behalf of the Company and other affiliates. Accordingly, the Company periodically reimburses AGM for expenses paid on its behalf.
The Company through its subsidiaries has invested in fixed rate notes and junior profit participating notes issued by an affiliate, Merx Aviation GA Telesis 1 Limited (“Merx GAT”), of which the company holds 47.5% ownership interest through a joint venture with other parties. The Company’s share of Merx GAT net loss as well as assets and liabilities are disclosed in the consolidated financial statements and expanded upon in Note 7.
The following related party balances are included in the consolidated statement of financial position.

Due from affiliates	March 31, 2014
Expense reimbursements - Merx GAT	$70
Refer to Note 9 for details on the Revolving Loan with AIC.
Note 4. Cash and Cash Equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less, and bank overdrafts.
Note 5. Unconsolidated Variable Interest Entities
The Company, through its subsidiaries, has investments in certain securitization vehicles; however the Company does not have the power to direct the activities that most significantly impact economic performance. As such, the Company is not considered to be the primary beneficiary, and therefore does not include these VIEs in consolidation. The securitized vehicles are in the business of owning and leasing aircrafts. At March 31, 2014 VIE’s total assets is $1,723,210 and total liabilities is $1,720,453l. The Company’s maximum exposure is limited to its investment, $294,570 at March 31, 2014.
Note 6. Aircraft Held for Lease
Aircraft held for lease are stated at cost and depreciated using the straight-line method. The balances are as follows:

March 31, 2014
Balance at beginning of period	$11,316
Acquisitions	147,794
Dispositions	(129)
Depreciation	(9,204)
Balance at end of period	$149,777

Note 7. Investment in Joint Venture
As detailed in Note 3, the Company, through its subsidiaries, has an investment in a joint venture, Merx GAT. The Company recorded the investment at cost and adjusted each period for the Company’s share of the investee’s income or loss. The investment was made in 2014. Summarized financial information of the joint venture is set out below:

March 31, 2014
Total assets	$60,482
Total liabilities	(64,848)
Total equity (loss)	$(4,366)
Note 8. Investment Securities
The Company, through its subsidiaries has investments in debt instruments issued by certain securitization vehicles (refer to Note 5) as summarized below:

As of March 31, 2014
	Stated Maturity	Outstanding Face Amount	Amortized Cost Basis
Unsecured securities, held for investment	January 2018	$98,505	$98,505
Unsecured securities, held for investment	July 2020	196,065	196,065
Total unsecured securities held for investment		$294,570	$294,570

The fair value of the investments approximates their amortized cost. The fair value has been estimated, using Level 3 inputs, by management in the absence of readily determinable market prices and recognizing the illiquid nature of the instruments. No impairment was recorded during the year ended March 31, 2014.
Note 9. Notes Payable
Interest on the Revolver is paid quarterly on December 20, March 20, June 20 and September 20 at an annual rate of 12.00%, commencing on March 31, 2014. As discussed in Note 1, on March 31, 2014 Merx Aviation Finance, Holdings LLC assigned its obligations under the Revolver to the Company. Some of the Company’s aircraft were partially financed with debt from third parties. As the notes are held by subsidiaries and are secured by a lien on the specific aircraft acquired, with no recourse against any other aircraft or asset owned by the Company or its subsidiaries, management has estimated that the fair value of each of the notes approximates their amortized cost. Management determines fair value based on level three inputs. A summary of the Revolver and notes outstanding as of March 31, 2014 is given below:

	As of March 31, 2014
	Issuance Date	Original Principal	Outstanding Borrowing	Amortized Cost	Interest Rate
Revolving Loan due October 2021	March-14	$282,334	$282,334	$282,334	12.00%
Note Payable due April 2015	September-13	15,000	12,902	12,856	5.79%
Note Payable due December 2018	August-13	10,000	9,400	9,325	6.72%
Note Payable due December 2018	August-13	11,000	10,337	10,255	6.73%
Note Payable due March 2024	March-14	22,000	22,000	21,615	4.17%
Total at March 31, 2014			$336,973	$336,385

Scheduled repayments of these notes over the next five years and thereafter are as follows:

Years ending March 31, 2014	Amount
2015	$11,629
2016	8,849
2017	4,265
2018	4,548
Thereafter	307,094
Total	$336,385

Note 10. Lease Deposit Liability
At March 31, 2014, cash security deposits in connection with lease agreements amounted to $1,240. Lease deposit liabilities are generally refundable at the end of the contract lease period after all lease obligations have been met by the lessee

Note 11. Rental Income
The minimum future rentals on non-cancelable operating leases of aircraft in our fleet as of March 31, 2014, are as follows:

Years ending March 31, 2014	Amount
2015	$15,238
2016	15,231
2017	15,230
2018	11,256
Thereafter	9,236
Total	$66,191
Geographic and credit risks
Lease rental revenue is derived mainly from leasing aircraft to various operators around the world. The net book value and percentage of total net book value of the Company’s aircraft held for lease, operating in each geographical region as of March 31, 2014 is as follows:

	March 31, 2014
	Net Book Value	%
Europe	$81,183	54.2%
North America	33,963	22.7%
Latin America	34,631	23.1%
Total	$149,777	100.0%
Revenues include rentals of flight equipment to non-U.S. domiciled airlines of approximately $665 for the year ended March 31, 2014. The distribution of lease rental income by location of each airlines principal place of business is presented below:

	March 31, 2014
	Lease Rental	%
Europe	$7,502	44.6%
North America	9,300	55.4%
Total	$16,802	100.0%
Note 12. Accrued Expenses and Other Liabilities
Accrued expenses were primarily related to operating expenses, legal fees, management fees, employee compensation expenses and professional services due to AIC.
Note 13. Income Taxes
Our aircraft-owning subsidiary is recognized as a corporation for U.S. tax purposes and is subject to U.S. federal, state, and local income taxes. Income taxes have been provided for based upon the tax laws and rates in the United States of America in which our operations are conducted and income is earned. Profit from continuing operations before income taxes for the year March 31, 2014 was $3,041.
Significant components of the Company’s deferred tax assets and liabilities at March 31, 2014 consisted of the following:

March 31, 2014
Domestic deferred tax:
Compensation and benefits	$249
Net operating loss	2,927
Other deductions	108
Total deferred tax assets	$3,284
Deferred tax liabilities:
Depreciation	(1,512)
Total deferred tax liabilities	$(1,512)
Valuation Allowance:
Valuation Allowance	(1,772)
Net deferred tax	$—

The Company had approximately $7,694 of net taxable operating loss (“NOL”) carry forwards available at March 31, 2014 to offset future taxable income subject to U.S. graduated tax rates. If not utilized, these carry forwards begin to expire in 2033. Deferred tax assets and liabilities are netted as they both fall within the U.S. tax jurisdiction. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities.
The Company is subject to examination by taxing authorities in the U.S. for all periods since inception.
Note 14. Commitments and Contingencies
There were no commitments and contingencies as of March 31, 2014.
Note 15. Subsequent Events
The Company has evaluated subsequent events through June 29, 2014, the date these financials were authorized for issuance.

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED DECEMBER 20, 2016
[FORM OF [PRELIMINARY] PROSPECTUS SUPPLEMENT TO BE USED IN CONJUNCTION WITH FUTURE COMMON STOCK OFFERINGS]1
[PRELIMINARY] PROSPECTUS SUPPLEMENT
(To Prospectus dated             , 201     )
Shares
Common Stock
$
_________________________________________
Apollo Investment Corporation is a closed-end, externally managed, non-diversified management investment company that has elected to be treated as a business development company, or BDC, under the Investment Company Act of 1940 or 1940 Act. Our primary investment objective is to generate current income and capital appreciation. We invest primarily in various forms of debt investments, including secured and unsecured loans, loan investments, and/or equity in private middle-market companies. We may also invest in the securities of public companies and structured products such as collateralized loan obligations and credit-linked notes.
We are offering for sale             shares of our common stock. We have granted the underwriters a 30-day option to purchase up to              additional shares of our common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments.
Our common stock is traded on the Nasdaq Global Select Market under the symbol “AINV”. The last reported closing price for our common stock on [    ], 201     was $[        ] per share.
This prospectus supplement and the accompanying prospectus contain important information you should know before investing in our securities. Please read it before you invest and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission. This information is available free of charge by contacting us at 9 West 57th Street, New York, New York 10019, or by calling us at (212) 515-3450. The Securities and Exchange Commission maintains a website at www.sec.gov where such information is available without charge upon written or oral request. Our Internet website address is www.apolloic.com. Information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus and you should not consider information contained on our website to be part of this prospectus supplement or the accompanying prospectus.
_________________________________________
Investing in our securities involves a high degree of risk, including the risk of the use of leverage, and is highly speculative. Before buying any securities, you should read the discussion of the material risks of investing in our securities in “Risk Factors” beginning on page 8 of the accompanying prospectus and the additional risks noted in “Recent Developments “ beginning on page S-5 of this prospectus supplement.
We invest in securities that have been rated below investment grade by independent rating agencies or that would be rated below investment grade if they were rated. These securities, which are often referred to as “junk” or “high yield,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.
Neither the Securities and Exchange Commission nor any state securities commission, nor any other regulatory body, has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
_________________________________________

	Per share	Total
Public Offering Price
Sales Load (Underwriting Discounts and Commissions)
Proceeds to Apollo Investment Corporation (before estimated expenses of $ )
The underwriters expect to deliver the shares to purchasers on or about             , 201    .
[The underwriters have the option to purchase up to an additional shares of common stock at the public offering price, less the sales load (underwriting discounts and commissions), within days from the date of this prospectus supplement [solely to cover over-allotments]. If the [over-allotment] option is exercised in full, the total public offering price will be $            , and the total sales load (underwriting discounts and commissions) will be $            . The proceeds to us would be $            , before deducting estimated offering expenses payable by us of approximately $            .]
_________________________________________
Prospectus Supplement dated             , 201
_________________________________________

[1]
In addition to the sections outlined in this form of prospectus supplement, each prospectus supplement actually used in connection with an offering conducted pursuant to the registration statement to which this form of prospectus supplement is attached will be updated to include such other information as may then be required to be disclosed therein pursuant to applicable law or regulation as in effect as of the date of each such prospectus supplement, including, without limitation, information particular to the terms of each security offered thereby and any related risk factors or tax considerations pertaining thereto. This form of prospectus supplement is intended only to provide a rough approximation of the nature and type of disclosure that may appear in any actual prospectus supplement used for the purposes of offering securities pursuant to the registration statement to which this form of prospectus supplement is attached, and is not intended to and does not contain all of the information that would appear is any such actual prospectus supplement, and should not be used or relied upon in connection with any offer or sale of securities.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus, which we refer to collectively as the “prospectus.” We have not, and the underwriters have not, authorized anyone to provide you with additional information, or information different from that contained in this prospectus. If anyone provides you with different or additional information, you should not rely on it. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement or such base prospectus, respectively. Our business, financial condition, results of operations and prospects may have changed since then.
_________________________________________

S-i

PROSPECTUS SUPPLEMENT

PROSPECTUS

S-ii

FEES AND EXPENSES
The following table is intended to assist you in understanding the costs and expenses that an investor in shares of our common stock will bear directly or indirectly. We caution you that the percentage indicated for “Other expenses” in the table below is an estimate and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us” or “Apollo Investment,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in Apollo Investment.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)	—%	(1)
Offering expenses (as a percentage of offering price)	—%	(2)
Dividend reinvestment plan expenses	None	(3)
Total stockholder transaction expenses (as a percentage of offering price)	—%
Estimated annual expenses (as percentage of net assets attributable to common stock)(4):
Management fees	—%	(5)
Incentive fees payable under investment advisory and management agreement	—%	(6)
Interest and other debt expenses on borrowed funds	—%	(7)
Other expenses	—%	(8)
Total annual expenses as a percentage of net assets(9)	—%	(9)
Example
The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. These dollar amounts are based upon payment by an investor of a             % sales load (underwriting discounts and commissions) and the assumption that our annual operating expenses and leverage would remain at the levels set forth in the table above (other than performance-based incentive fees).

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$—	$—	$—	$—
While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Assuming a 5% annual return, the incentive fee under the investment advisory and management agreement may not be earned or payable and is not included in the example. This illustration assumes that we will not realize any capital gains computed net of all realized capital losses and gross unrealized capital depreciation in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” in the accompanying prospectus for additional information regarding our dividend reinvestment plan.
This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown.

(1)	Represents the underwriting discounts and commissions with respect to the shares to be sold by us in this offering.

(2)	Based on the public offering price of $ per share, which was the last reported closing price on , 20 .

(3)	The expenses of the dividend reinvestment plan per share are included in “Other expenses.”

(4)	“Net assets attributable to common stock” equals net assets as of , 20 plus the anticipated net proceeds from this offering.

(5)	The contractual management fee is calculated at an annual rate of 2.00% of our average total assets. Annual expenses are based on levels consistent with the quarter ended September 30, 2016, which are based on prior year amounts adjusted for new debt and equity issuances. For more detailed information about our computation of average total assets, please see Note 3 of our financial statements for the quarter ended September 30, 2016. Effective April 1, 2016 through March 31, 2017, our investment adviser has agreed to waive 25% of its base management fee so that during the waiver period the management fee is reduced from 2% to 1.5%.

(6)	Assumes that annual incentive fees earned by our investment adviser, AIM, remain consistent with our current fee structure adjusted for new debt and equity issuances, if applicable. AIM earns incentive fees consisting of two parts. The first part, which is payable quarterly in arrears, is based on our pre-incentive fee net investment income for the immediately preceding calendar quarter. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to the rate of 1.75% quarterly (7% annualized). Our net investment income used to calculate this part of the incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee (see footnote 5 above). Accordingly, we pay AIM an incentive fee as follows: (1) no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed 1.75%, which we commonly refer to as the performance threshold; (2) 100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the performance threshold but does not exceed 2.1875% in any calendar quarter; and (3) 20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter. These calculations are appropriately pro rated for any period of less than three months. The effect of the fee calculation described above is that if pre-incentive fee net investment income is equal to or exceeds 2.1875%, AIM will receive a fee of 20% of our pre-incentive fee net investment income for the quarter. You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee performance threshold and may result in a substantial increase of the amount of incentive fees payable to our investment adviser with respect to pre-incentive fee net investment income. Furthermore, since the performance threshold is based on a percentage of our net asset value, decreases in our net asset value make it easier to achieve the performance threshold, holding portfolio size and other assumptions constant. The second part of the incentive fee will equal 20% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation (and incorporating unrealized depreciation on a gross investment-by-investment-basis) and is payable in arrears at the end of each calendar year. The net incentive fees are currently entirely attributable to net investment income incentive fees.
Effective April 1, 2016 through March 31, 2017 ("waiver period"), AIM has agreed to waive up to 25% of its performance-based incentive fee so that during the waiver period the incentive fee on pre-incentive fee net investment income (“incentive fee”) could be accrued at as low a rate as 15% to the extent the Company experiences cumulative net realized and change in unrealized losses during the waiver period (“cumulative net losses”).
During the waiver period, assuming that the investment adviser would earn incentive fees at the 20% rate provided in the Investment Advisory and Management Agreement, the incentive fee will initially be accrued at the rate of 17.5% and will be adjusted as of the end of each quarter. The incentive fee accrual will be increased up to a maximum rate of 20% to the extent that the Company experiences cumulative net realized and change in unrealized gains (“cumulative net gains”) during the period and will be decreased down to a minimum rate of 15% to the extent that the Company experiences cumulative net losses during the period. The inclusion of cumulative net gains and cumulative net losses will be measured on a cumulative basis from April 1, 2016 through the end of each quarter during the waiver period. Any cumulative net gains will result in a dollar for dollar increase in the incentive fee payable up to a maximum rate of 20% and any cumulative net losses will result in a dollar for dollar decrease in the incentive fee payable down to a minimum rate of 15%.
If the resulting incentive fee rate is less than 20%, the percentage at which the investment adviser’s 100% catch-up is complete will also be reduced ratably from 2.1875% (8.75% annualized) to as low as 2.06% (8.24% annualized).

For a more detailed discussion of the calculation of this fee, see “Management — Investment Advisory and Management Agreement” in the accompanying prospectus.

(7)
Our interest and other debt expenses are based on current fiscal year estimates. We currently have $             billion available under our credit facility, of which we had $             billion in borrowings outstanding as of                 , 20     and $             in total debt outstanding. For more information, see “Risk Factors — Risks relating to our business and structure — We fund a portion of our investments with borrowed money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.” In the accompanying prospectus and “Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in this prospectus supplement.

(8)
Includes our estimated overhead expenses, including payments under the administration agreement based on our estimated allocable portion of overhead and other expenses incurred by Apollo Investment Administration in performing its obligations under the administration agreement between the Company and Apollo Investment Administration, LLC (the “Administration Agreement”). See “Management — Administration Agreement” in the accompanying prospectus.

(9)
“Total annual expenses” as a percentage of net assets attributable to common stock are higher than the total annual expenses percentage would be for a company that is not leveraged. We borrow money to leverage our net assets and increase our total assets. The SEC requires that the “Total annual expenses” percentage be calculated as a percentage of net assets (defined as total assets less indebtedness), rather than the total assets, including assets that have been funded with borrowed monies. If the “Total

annual expenses” percentage were calculated instead as a percentage of total assets as of                 , 20     plus anticipated net proceeds from this offering, our “Total annual expenses” would be         % of total assets.

BUSINESS
This summary highlights some of the information in this prospectus supplement. It is not complete and may not contain all of the information that you may want to consider. You should read carefully the more detailed information set forth under “Risk Factors” in the accompanying prospectus and the other information included in this prospectus supplement and the accompanying prospectus. In this prospectus supplement and the accompanying prospectus, except where the context suggests otherwise, the terms “we,” “us,” “our,”, “Company” and “Apollo Investment” refer to Apollo Investment Corporation; “AIM” or “investment adviser” refers to Apollo Investment Management, L.P.; “Apollo Administration” or “AIA” refers to Apollo Investment Administration, LLC; and “Apollo” refers to the affiliated companies of Apollo Investment Management, L.P.
Apollo Investment Corporation, a Maryland corporation incorporated on February 2, 2004, is a closed-end, externally managed, non-diversified management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). In addition, for tax purposes we have elected to be treated as a regulated investment company, or RIC, under the Internal Revenue Code of 1986, as amended (the “Code”).
Our investment objective is to generate current income and capital appreciation. We invest primarily in various forms of debt investments including secured and unsecured debt, loan investments and/or equity in private middle market companies. We may also invest in the securities of public companies and structured products and other investments such as collateralized loan obligations and credit-linked notes.
Our portfolio is comprised primarily of investments in debt, including secured and unsecured debt of private middle-market companies that, in the case of senior secured loans, generally are not broadly syndicated and whose aggregate tranche size is less than $250 million. Our portfolio also includes equity interests such as common stock, preferred stock, warrants or options. In this prospectus, we use the term “middle-market” to refer to companies with annual revenues between $50 million and $2 billion. While our investment objective is to generate current income and capital appreciation through investments in U.S. secured and unsecured loans, other debt securities and equity, we may also invest a portion of the portfolio in other investment opportunities, including foreign securities and structured products. Most of the debt instruments we invest in are unrated or rated below investment grade, which is often an indication of size, credit worthiness and speculative nature relative to the capacity of the borrower to pay interest and principal. Generally, if the Company’s unrated investments were rated, they would be rated below investment grade. These securities, which are often referred to as “junk” or “high yield,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.
AIM serves as our investment adviser and is a wholly-owned subsidiary of Apollo Global Management, LLC (“AGM”). AGM and other affiliates manage other funds that may have investment mandates that are similar, in whole or in part, with ours. AIM and its affiliates may determine that an investment is appropriate both for us and for one or more of those other funds. In such event, depending on the availability of such investment and other appropriate factors, AIM may determine that we should invest on a side-by-side basis with one or more other funds. We make all such investments subject to compliance with applicable regulations and interpretations, and our allocation procedures. In certain circumstances negotiated co-investments may be made in accordance with the terms of the exemptive order we received from the SEC permitting us to do so.
During the six months ended September 30, 2016, we invested $250.4 million across 11 new and 22 existing portfolio companies, through a combination of primary and secondary market purchases. This compares to investing $713.6 million in 14 new and 29 existing portfolio companies for the six months ended September 30, 2015. Investments sold or repaid during the six months ended September 30, 2016 totaled $554.5 million versus $812.5 million for the six months ended September 30, 2015. The weighted average yields on our secured debt portfolio, unsecured debt portfolio, and total debt portfolio as of September 30, 2016 at our current cost basis were 11%, 10.8%, and 11%, respectively, exclusive of securities on non-accrual status. The weighted average yields on our secured debt portfolio, unsecured debt portfolio, and total debt portfolio as of March 31, 2016 at the current cost basis were 11%, 10.7% and 11%, respectively, exclusive of securities on non-accrual status.
Our targeted investment size typically ranges between $20 million and $250 million, although this investment size may vary as the size of our available capital base changes. At September 30, 2016, our portfolio consisted of 82 portfolio companies (which reflects counting investments in operating and holding companies within the same corporate structure as one portfolio company) and was invested 64% in secured debt, 9% in unsecured debt, 12% in structured products and other, 3% in preferred equity and 12% in common equity and warrants measured at fair value versus 89 portfolio companies invested 65% in secured debt, 9% in unsecured debt, 11% in structured products and other, 3% in preferred equity and 12% in common equity and warrants measured at fair value at March 31, 2016.
Since the initial public offering of Apollo Investment in April 2004, and through September 30, 2016, we invested capital totaled $16.7 billion in 378 portfolio companies. Over the same period, Apollo Investment completed transactions with more than 100 different financial sponsors. A financial sponsor is a term commonly used to refer to private equity investment firms, particularly those private equity firms that engage in leveraged buyout transactions.

At September 30, 2016, 48% or $1.0 billion of our income-bearing investment portfolio was fixed rate debt and 52% or $1.1 billion was floating rate debt, measured at fair value. On a cost basis, 50% or $1.2 billion of our income-bearing investment portfolio was fixed rate debt and 50% or $1.2 billion was floating rate debt. At March 31, 2016, 47% or $1.1 billion of our income-bearing investment portfolio was fixed rate debt and 53% or $1.2 billion was floating rate debt at fair value. On a cost basis, 47% or $1.1 billion of our income-bearing investment portfolio was fixed rate debt and 53% or $1.3 billion was floating rate debt.
About Apollo Investment Management
AIM, our investment adviser, is led by John Hannan, James Zelter, Howard Widra, Patrick Ryan and Tanner Powell. Potential investment and disposition opportunities are generally approved by one or more committees composed of personnel across AGM, including Messrs. Zelter, Widra, Ryan and Powell and/or by all or a majority of Messrs. Zelter, Widra, Ryan and Powell depending on the underlying investment type and/or the amount of such investment. The composition of such committees and the overall approval process for our investments may change from time to time. AIM draws upon AGM’s more than 25 year history and benefits from the broader firm’s significant capital markets, trading and research expertise developed through investments in many core sectors in over 200 companies since inception.
About Apollo Investment Administration
In addition to furnishing us with office facilities, equipment, and clerical, bookkeeping and record keeping services, AIA, an affiliate of AGM, also oversees our financial records as well as prepares our reports to stockholders and reports filed with the SEC. AIA also performs the calculation and publication of our net asset value, the payment of our expenses and oversees the performance of various third-party service providers and the preparation and filing of our tax returns. Furthermore, AIA provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance.
Our Corporate Information
Our administrative and principal executive offices are located at 730 Fifth Avenue, New York, NY 10019 and 9 West 57th Street, New York, NY, 10019, respectively. Our common stock is quoted on The NASDAQ Global Select Market under the symbol “AINV.” Our Internet website address is www.apolloic.com. Information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus and you should not consider information contained on our website to be part of this prospectus supplement or the accompanying prospectus.

Recent Developments
[                                     ]

SELECTED FINANCIAL DATA
The following selected financial and other data for the fiscal years ended March 31, 2016, 2015, 2014, 2013 and 2012 are derived from our financial statements which have been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm. The selected consolidated financial data at and for the six months ended September 30, 2016 and 2015 has been derived from unaudited financial data. Interim results for the six months ended September 30, 2016 are not necessarily indicative of the results that may be expected for the year ending March 31, 2017.
This selected financial data should be read in conjunction with our financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement.

	For the Six Months Ended September 30, (unaudited)		Year Ended March 31,
	2016	2015	2016	2015	2014	2013	2012
Summary of Operations
Total investment income	$145,495	$200,086	$379,745	433,631	381,346	331,994	357,584
Net expenses	69,894	99,538	186,488	205,658	180,098	164,634	184,842
Net investment income	75,601	100,548	193,257	227,973	201,248	167,360	172,742
Net realized and change in unrealized gains (losses)	(76,573)	(95,904)	(237,783)	(152,551)	69,624	(62,889)	(259,006)
Net increase (decrease) in net assets resulting from operations	(972)	4,644	(44,526)	75,422	270,872	104,471	(86,264)
Per Share Data
Net asset value	$7.28	$8.01	$7.28	$8.18	$8.67	$8.27	$8.55
Net investment income	0.34	0.43	0.83	0.96	0.91	0.83	0.88
Earnings (loss) per share (Basic)	—	0.02	(0.19)	0.32	1.21	0.51	(0.44)
Earnings (loss) per share (Diluted) (2)	N/A	0.02	(0.19)	0.32	1.18	0.51	(0.44)
Distributions declared	0.15	0.20	0.80	0.8	0.8	0.8	1.04
Balance Sheet Data
Total assets	$2,654,564	$3,302,855	$3,093,287	$3,560,891	$3,641,951	$2,944,312	$2,775,263
Total debt outstanding	1,112,626	1,475,995	1,312,960	1,498,759	1,372,261	1,156,067	1,009,337
Net assets	1,541,938	1,826,860	1,645,581	1,937,608	2,051,611	1,677,389	1,685,231
Other Data
Total return (1)	10.93%	(24.1)%	(17.53)%	1.86%	9.40%	28.24%	(32.40)%
Number of portfolio companies at period end	82	98	89	105	111	81	62
Total portfolio investments for the period	$250,347	$713,585	$1,088,517	2,211,081	2,816,149	1,537,366	1,480,508
Investment sales and repayments for the period	$554,471	$812,463	$1,338,689	2,250,782	2,322,189	1,337,431	1,634,520
Weighted average yield on debt portfolio at period end	11.00%	11.00%	11.00%	11.2%	11.1%	11.9%	11.9%
Weighted average shares outstanding (Basic)	224,882,304	236,304,806	232,555,815	236,741,351	222,800,255	202,875,329	196,583,804
Weighted average shares outstanding (Diluted) (2)	224,882,304	236,304,806	232,555,815	236,741,351	237,348,355	202,875,329	196,583,804

(1)	Total return is based on the change in market price per share and takes into account dividends and distributions, if any, reinvested in accordance with Apollo Investment’s dividend reinvestment plan.

(2)
In applying the if-converted method, conversion is not assumed for purposes of computing diluted EPS if the effect would be anti-dilutive. For the years ended March 31, 2016, 2015, 2013 and 2012, anti-dilution would total $0.04, $0.02, $0.02 and $0.08, respectively.

USE OF PROCEEDS
Assuming the sale of all              shares of common stock offered under this prospectus supplement and the accompanying prospectus, at the last reported sale price of $[        ] per share for our common stock on the NASDAQ Global Select Market as of              [        ], 201    , we estimate that the net proceeds of this offering will be approximately $             million after deducting the estimated Underwriter commissions and our estimated offering expenses (or approximately $             million if the underwriters fully exercise their option).
[Describe use of proceeds and include any other relevant information to the extent required to be disclosed by applicable law or regulation.]

PRICE RANGE OF COMMON STOCK
Our common stock is traded on the NASDAQ Global Select Market under the symbol “AINV.” The following table lists the high and low closing sale price for our common stock, the closing sale price as a premium (discount) to net asset value, or NAV, and quarterly dividends per share for the past two fiscal years. The last reported closing sales price of our common stock on                 , 201     was $             per share. As of                 , 201    , we had              stockholders of record. While our common stock has from time to time traded in excess of our net asset value, there can be no assurance, however, that it will trade at such a premium (to net asset value) in the future.

	NAV Per Share (1)	Sales Price		Premium (Discount) of High Sales Price to NAV (2)	Premium (Discount) of Low Sales Price to NAV (2)	Dividends Declared
		High	Low
Year Ended March 31, 2017
Third quarter through December 16, 2016	*	6.25	5.65	*	*	0.15
Second quarter	6.95	6.27	5.42	(9.8)%	(22.0)%	0.15
First quarter	6.90	5.97	5.03	(13.5)%	(27.1)%	0.20
Year Ended March 31, 2016
Fourth quarter	7.28	5.70	4.26	(21.7)%	(41.5)%	0.20
Third quarter	7.56	6.39	4.78	(15.5)%	(36.8)%	0.20
Second quarter	7.83	7.29	5.36	(6.9)%	(31.5)%	0.20
First quarter	8.01	8.03	6.95	0.2%	(13.2)%	0.20
Year Ended March 31, 2015
Fourth quarter	8.18	7.92	7.00	(3.2)%	(14.4)%	0.20
Third quarter	8.43	8.44	6.80	0.0%	(19.3)%	0.20
Second quarter	8.72	8.87	8.13	1.7%	(6.8)%	0.20
First quarter	8.74	8.64	7.83	(1.1)%	(10.4)%	0.20

(1)
NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low sales prices. The net asset values shown are based on outstanding shares at the end of the relevant quarter.

(2)	Calculated using the respective high or low sales price divided by the net asset value per share at the end of the relevant quarter.

*	NAV not yet determined.

CAPITALIZATION
The following table sets forth our cash and capitalization as of             , 20    (1) on an actual basis and (2) as adjusted to reflect the effects of the sale of             shares of our common stock in this offering at an offering price of $            per share, which was the last reported closing price of our common stock on             , 20    . You should read this table together with “Use of Proceeds” and “Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in this prospectus supplement and our financial statements and notes thereto, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included in the accompanying prospectus. The adjusted information is illustrative only; our capitalization following the completion of this offering is subject to adjustment based on the actual public offering price of our common stock and the actual number of shares of common stock we sell in this offering, both of which will be determined at pricing.
All amounts in thousands, except share data

As of , 20
	Actual	As Adjusted for 20 Offering (1)
Cash and cash equivalents
Total assets
Borrowings under senior credit facility
Common stock, par value $0.001 per share; 400,000,000 shares authorized, shares issued and outstanding, shares issued and outstanding, as adjusted, respectively
Capital in excess of par value
Distributable earnings (2)
Total stockholders’ equity
Total capitalization

(1)	Does not include the underwriters’ over-allotment option.

(2)
Includes cumulative net investment income or loss, cumulative amounts of gains and losses realized from investment and foreign currency transactions and net unrealized appreciation or depreciation of investments and foreign currencies, and distributions paid to stockholders other than tax return of capital distributions. Distributable earnings is not intended to represent amounts we may or will distribute to our stockholders.

(3)
As described under “Use of Proceeds,” we intend to use a part of the net proceeds from this offering initially to repay a portion of the borrowings outstanding under our senior credit facility. We have not yet determined how much of the net proceeds of this offering will be used for this purpose and, as a result, we have not reflected the consequences of such repayment in this table.

FORWARD-LOOKING STATEMENTS
Some of the statements in this prospectus supplement and the accompanying prospectus constitute forward-looking statements, which relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus supplement and the accompanying prospectus involve risks and uncertainties, including statements as to:

•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	the impact of investments that we expect to make;

•	our contractual arrangements and relationships with third parties;

•	the dependence of our future success on the general economy and its impact on the industries in which we invest;

•	the ability of our portfolio companies to achieve their objectives;

•	our expected financings and investments;

•	the adequacy of our cash resources and working capital; and

•	the timing of cash flows, if any, from the operations of our portfolio companies.
We generally use words such as “anticipates,” “believes,” “expects,” “intends” and similar expressions to identify forward-looking statements. Our actual results could differ materially from those projected in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus supplement.
We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, we have a general obligation to update to reflect material changes in our disclosures and you are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
The following analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto contained elsewhere in this prospectus supplement and the accompanying prospectus.
Overview
Apollo Investment Corporation (the “Company,” “Apollo Investment,” “AIC,” “we,” “us,” or “our”) was incorporated under the Maryland General Corporation Law in February 2004. We have elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). As such, we are required to comply with certain regulatory requirements. For instance, we generally have to invest at least 70% of our total assets in “qualifying assets,” including securities of private or thinly traded public U.S. companies, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less. In addition, for federal income tax purposes we have elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Pursuant to this election and assuming we qualify as a RIC, we generally do not have to pay corporate-level federal income taxes on any income we distribute to our shareholders. We commenced operations on April 8, 2004 upon completion of our initial public offering that raised $870 million in net proceeds from selling 62 million shares of common stock at a price of $15.00 per share. Since then, and through September 30, 2016, we have raised approximately $2.21 billion in net proceeds from additional offerings of common stock and we have repurchased common stock for $86.8 million.
Apollo Investment Management, L.P. (the “Investment Adviser” or “AIM”) serves as our investment adviser and is a wholly-owned subsidiary of Apollo Global Management, LLC (“AGM”). The Investment Adviser, subject to the overall supervision of our Board of Directors, manages the day-to-day operations of, and provides investment advisory services to the Company. AGM and other affiliates manage other funds that may have investment mandates that are similar, in whole or in part, with ours. AIM and its affiliates may determine that an investment is appropriate both for us and for one or more of those other funds. In such event, depending on the availability of such investment and other appropriate factors, AIM may determine that we should invest on a side-by-side basis with one or more other funds. We make all such investments subject to compliance with applicable regulations and interpretations, and our allocation procedures. Certain types of negotiated co-investments may be made only in accordance with the terms of the exemptive order we received from the SEC permitting us to do so.
Apollo Investment Administration, LLC (the “Administrator” or “AIA”), an affiliate of AGM, provides, among other things, administrative services and facilities for the Company. In addition to furnishing us with office facilities, equipment, and clerical, bookkeeping and recordkeeping services, AIA also oversees our financial records as well as prepares our reports to shareholders and reports filed with the SEC. AIA also performs the calculation and publication of our net asset value, the payment of our expenses and oversees the performance of various third-party service providers and the preparation and filing of our tax returns. Furthermore, AIA provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance.
Investments
Our investment objective is to generate current income and capital appreciation. We invest primarily in various forms of debt investments, including secured and unsecured debt, loan investments, and/or equity in private middle-market companies. We may also invest in the securities of public companies and in structured products and other investments such as collateralized loan obligations (“CLOs”) and credit-linked notes (“CLNs”). Our portfolio is comprised primarily of investments in debt, including secured and unsecured debt of private middle-market companies that, in the case of senior secured loans, generally are not broadly syndicated and whose aggregate tranche size is typically less than $250 million. Our portfolio also includes equity interests such as common stock, preferred stock, warrants or options.
Our level of investment activity can and does vary substantially from period to period depending on many factors, including the amount of debt and equity capital available to middle-market companies, the level of merger and acquisition activity for such companies, the general economic environment, and the competitive environment for the types of investments we make. As a BDC, we must not acquire any assets other than “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets (with certain limited exceptions).
Revenue
We generate revenue primarily in the form of interest and dividend income from the securities we hold and capital gains, if any, on investment securities that we may acquire in portfolio companies. Our debt investments, whether in the form of mezzanine or senior secured loans, generally have a stated term of five to ten years and bear interest at a fixed rate or a floating rate usually determined on the basis of a benchmark, such as the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate, the federal funds rate, or the prime rate. Interest on debt securities is generally payable quarterly or semiannually and while U.S. subordinated debt and corporate notes typically accrue interest at fixed rates, some of our investments may include zero coupon and/or step-up bonds that accrue income on a constant yield to call or maturity basis. In addition, some of our investments provide for payment-in-kind (“PIK”) interest or dividends. Such amounts of accrued PIK interest or dividends are added to the cost of the investment on the respective capitalization dates and generally become due at maturity of the investment or upon the investment being called by the issuer. We may also generate revenue in the form of commitment, origination, structuring fees, fees for providing managerial assistance and, if applicable, consulting fees, etc.
Expenses
For all investment professionals of AIM and their staff, when and to the extent engaged in providing investment advisory and management services to us, the compensation and routine overhead expenses of that personnel which is allocable to those services are provided and paid for by AIM. We bear all other costs and expenses of our operations and transactions, including those relating to:

•	investment advisory and management fees;

•
expenses incurred by AIM payable to third parties, including agents, consultants or other advisors, in monitoring our financial and legal affairs and in monitoring our investments and performing due diligence on our prospective portfolio companies;

•	calculation of our net asset value (including the cost and expenses of any independent valuation firm);

•	direct costs and expenses of administration, including independent registered public accounting and legal costs;

•	costs of preparing and filing reports or other documents with the SEC;

•	interest payable on debt, if any, incurred to finance our investments;

•	offerings of our common stock and other securities;

•	registration and listing fees;

•	fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, evaluating and making investments;

•	transfer agent and custodial fees;

•	taxes;

•	independent directors’ fees and expenses;

•	marketing and distribution-related expenses;

•	the costs of any reports, proxy statements or other notices to shareholders, including printing and postage costs;

•	our allocable portion of the fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums;

•	organizational costs; and

•
all other expenses incurred by us or the Administrator in connection with administering our business, such as our allocable portion of overhead under the administration agreement, including rent and our allocable portion of the cost of our Chief Financial Officer, Chief Compliance Officer, Chief Legal Officer, and their respective staffs.

We expect our general and administrative operating expenses related to our ongoing operations to increase moderately in dollar terms. During periods of asset growth, we generally expect our general and administrative operating expenses to decline as a percentage of our total assets and increase during periods of asset declines. Incentive fees, interest expense and costs relating to future offerings of securities, among others, may also increase or reduce overall operating expenses based on portfolio performance, interest rate benchmarks, and offerings of our securities relative to comparative periods, among other factors.

Portfolio and Investment Activity
Our portfolio and investment activity during the three and six months ended September 30, 2016 and September 30, 2015 was as follows:

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions)	2016	2015	2016	2015
Investments made in portfolio companies	$127.6	$204.2	$250.4	$713.6
Investments sold	(17.9)	(80.1)	(164.0)	(414.8)
Net activity before repaid investments	109.7	124.1	86.4	298.8
Investments repaid	(197.1)	(199.5)	(390.5)	(397.6)
Net investment activity	$(87.4)	$(75.4)	$(304.1)	$(98.8)

Portfolio companies at beginning of period	81	102	89	105
Number of new portfolio companies	6	4	11	14
Number of exited portfolio companies	(5)	(8)	(18)	(21)
Portfolio companies at end of period	82	98	82	98

Number of investments in existing portfolio companies	10	9	22	29
Our portfolio composition and weighted average yields as of September 30, 2016 and March 31, 2016 were as follows:

	September 30, 2016		March 31, 2016
Portfolio composition, at fair value:
Secured debt	64%		65%
Unsecured debt	9%		9%
Structured products and other	12%		11%
Preferred equity	3%		3%
Common equity/interests and warrants	12%		12%
Weighted average yields, at amortized cost basis, exclusive of securities on non-accrual status (1):
Secured debt portfolio	11.0%		11.0%
Unsecured debt portfolio	10.8%		10.7%
Total debt portfolio	11.0%		11.0%
Income-bearing investment portfolio composition, at fair value:
Fixed rate amount	$1.0	billion	$1.1	billion
Floating rate amount	$1.1	billion	$1.2	billion
Fixed rate, as percentage of total	48%		47%
Floating rate, as percentage of total	52%		53%
Income-bearing investment portfolio composition, at amortized cost:
Fixed rate amount	$1.2	billion	$1.1	billion
Floating rate amount	$1.2	billion	$1.3	billion
Fixed rate, as percentage of total	50%		47%
Floating rate, as percentage of total	50%		53%
____________________

(1)	An investor’s yield may be lower than the portfolio yield due to sales loads and other expenses.
Since the initial public offering of Apollo Investment in April 2004 and through September 30, 2016, invested capital totaled $16.7 billion in 378 portfolio companies. Over the same period, Apollo Investment completed transactions with more than 100 different financial sponsors.

Critical Accounting Policies
Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, gains and losses. Changes in the economic environment, financial markets, credit worthiness of portfolio companies and any other parameters used in determining such estimates could cause actual results to differ materially. In addition to the discussion below, our critical accounting policies are further described in the Notes to the Financial Statements.
Fair Value Measurements
The Company follows guidance in ASC 820, Fair Value Measurement (“ASC 820”), where fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined within a framework that establishes a three-tier hierarchy which maximizes the use of observable market data and minimizes the use of unobservable inputs to establish a classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, such as the risk inherent in a particular valuation technique used to measure fair value using a pricing model and/or the risk inherent in the inputs for the valuation technique. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the information available. The inputs or methodology used for valuing assets or liabilities may not be an indication of the risks associated with investing in those assets or liabilities.
ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:
Level 1: Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.
Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.
Level 3: Unobservable inputs for the asset or liability.
In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment. The level assigned to the investment valuations may not be indicative of the risk or liquidity associated with investing in such investments. Because of the inherent uncertainties of valuation, the values reflected in the financial statements may differ materially from the values that would be received upon an actual disposition of such investments.
As of September 30, 2016, $2.29 billion or 90% of the Company’s investments were classified as Level 3. The high proportion of Level 3 investments relative to our total investments is directly related to our investment philosophy and target portfolio, which consists primarily of long-term secured debt, as well as unsecured and mezzanine positions of private middle-market companies. A fundamental difference exists between our investments and those of comparable publicly traded fixed income investments, namely high-yield bonds, and this difference affects the valuation of our private investments relative to comparable publicly traded instruments.
Senior secured loans, or senior loans, are higher in the capital structure than high-yield bonds, and are typically secured by assets of the borrowing company. This improves their recovery prospects in the event of default and affords senior loans a structural advantage over high-yield bonds. Many of the Company’s investments are also privately negotiated and contain covenant protections that limit the issuer to take actions that could harm us as a creditor. High-yield bonds typically do not contain such covenants.
Given the structural advantages of capital seniority and covenant protection, the valuation of our private debt portfolio is driven more by investment specific credit factors than movements in the broader debt capital markets. Each security is evaluated individually and as indicated below, we value our private investments based upon a multi-step valuation process, including valuation recommendations from independent valuation firms.

Investment Valuation Process
Under procedures established by our Board of Directors, we value investments, including certain secured debt, unsecured debt, and other debt securities with maturities greater than 60 days, for which market quotations are readily available, at such market quotations (unless they are deemed not to represent fair value). We attempt to obtain market quotations from at least two brokers or dealers (if available, otherwise from a principal market maker, primary market dealer or other independent pricing service). We utilize mid-market pricing as a practical expedient for fair value unless a different point within the range is more representative. If and when market quotations are deemed not to represent fair value, we typically utilize independent third party valuation firms to assist us in determining fair value. Accordingly, such investments go through our multi-step valuation process as described below. In each case, our independent valuation firms consider observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations for such investments. Investments purchased within 15 business days before the valuation date and debt investments with remaining maturities of 60 days or less may each be valued at cost with interest accrued or discount amortized to the date of maturity (although they are typically valued at available market quotations), unless such valuation, in the judgment of our Investment Adviser, does not represent fair value. In this case, such investments shall be valued at fair value as determined in good faith by or under the direction of our Board of Directors, including using market quotations where available. Investments that are not publicly traded or whose market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of our Board of Directors. Such determination of fair values may involve subjective judgments and estimates.
With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our Board of Directors has approved a multi-step valuation process each quarter, as described below:

1.	Our quarterly valuation process begins with each investment being initially valued by the investment professionals of our Investment Adviser who are responsible for the portfolio company.

2.	Preliminary valuation conclusions are then documented and discussed with senior management of our Investment Adviser.

3.
Independent valuation firms are engaged by our Board of Directors to conduct independent appraisals by reviewing our Investment Adviser’s preliminary valuations and then making their own independent assessment.

4.
The Audit Committee of the Board of Directors reviews the preliminary valuation of our Investment Adviser and the valuation prepared by the independent valuation firms and responds, if warranted, to the valuation recommendation of the independent valuation firms.

5.
The Board of Directors discusses valuations and determines in good faith the fair value of each investment in our portfolio based on the input of our Investment Adviser, the applicable independent valuation firm, and the Audit Committee of the Board of Directors.

Investments in all asset classes are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, seniority of investment in the investee company’s capital structure, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, our principal market (as the reporting entity) and enterprise values, among other factors. When readily available, broker quotations and/or quotations provided by pricing services are considered in the valuation process of independent valuation firms. During the six months ended September 30, 2016, there were no significant changes to the Company’s valuation techniques and related inputs considered in the valuation process.

Investment Income Recognition
The Company records interest and dividend income, adjusted for amortization of premium and accretion of discount, on an accrual basis. Some of our loans and other investments, including certain preferred equity investments, may have contractual PIK interest or dividends. PIK income computed at the contractual rate is accrued into income and reflected as receivable up to the capitalization date. Certain PIK investments offer issuers the option at each payment date of making payments in cash or in additional securities. When additional securities are received, they typically have the same terms, including maturity dates and interest rates as the original securities issued. On these payment dates, the Company capitalizes the accrued interest or dividends receivable (reflecting such amounts as the basis in the additional securities received). PIK generally becomes due at maturity of the investment or upon the investment being called by the issuer. At the point the Company believes PIK is not expected to be realized, the PIK investment will be placed on non-accrual status. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest or dividends are reversed from the related receivable through interest or dividend income, respectively. The Company does not reverse previously capitalized PIK interest or dividends. Upon capitalization, PIK is subject to the fair value estimates associated with their related investments. PIK investments on non-accrual status are restored to accrual status if the Company believes that PIK is expected to be realized.
Investments that are expected to pay regularly scheduled interest and/or dividends in cash are generally placed on non-accrual status when principal or interest/dividend cash payments are past due 30 days or more and/or when it is no longer probable that principal or interest/dividend cash payments will be collected. Such non-accrual investments are restored to accrual status if past due principal and interest or dividends are paid in cash, and in management’s judgment, are likely to continue timely payment of their remaining interest or dividend obligations. Interest or dividend cash payments received on non-accrual designated investments may be recognized as income or applied to principal depending upon management’s judgment.
Loan origination fees, original issue discount (“OID”), and market discounts are capitalized and accreted into interest income over the respective terms of the applicable loans using the effective interest method or straight-line, as applicable. Upon the prepayment of a loan, prepayment premiums, any unamortized loan origination fees, OID, or market discounts are recorded as interest income. Other income generally includes amendment fees, administrative fees, management fees, bridge fees, and structuring fees which are recorded when earned.
The Company records as dividend income the accretable yield from its beneficial interests in structured products such as CLOs based upon a number of cash flow assumptions that are subject to uncertainties and contingencies. Such assumptions include the rate and timing of principal and interest receipts (which may be subject to prepayments and defaults) of the underlying pools of assets. These assumptions are updated on at least a quarterly basis to reflect changes related to a particular security, actual historical data, and market changes. A structured product investment typically has an underlying pool of assets. Payments on structured product investments are payable solely from the cash flows from such assets. As such any unforeseen event in these underlying pools of assets might impact the expected recovery and future accrual of income.
Expenses
Expenses include management fees, performance-based incentive fees, insurance expenses, administrative service fees, legal fees, directors’ fees, audit and tax service expenses, third-party valuation fees and other general and administrative expenses. Expenses are recognized on an accrual basis.
Net Realized Gains (Losses) and Net Change in Unrealized Gains (Losses)
We measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized gains or losses previously recognized, but considering unamortized upfront fees and prepayment penalties. Net change in unrealized gain (loss) reflects the net change in portfolio investment values during the reporting period, including the reversal of previously recorded unrealized gains or losses.
Within the context of these critical accounting policies, we are not currently aware of any reasonably likely events or circumstances that would result in materially different amounts being reported.
Accounting Standards Adopted in 2016 and Recent Accounting Pronouncements
See Note 2 within the Notes to the Financial Statements.

Results of Operations
Operating results for the three and six months ended September 30, 2016 and September 30, 2015 were as follows:

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions)*	2016	2015	2016	2015
Investment income
Interest income	$60.2	$81.1	$126.1	$165.5
Dividend income	8.5	14.4	17.3	28.2
Other income	0.3	2.9	2.1	6.4
Total investment income	$69.0	$98.4	$145.5	$200.1
Expenses
Management and performance-based incentive fees, net of amounts waived	$9.9	$22.8	$27.1	$47.5
Interest and other debt expenses, net of reimbursements	14.4	21.8	31.2	44.2
Administrative services expense, net of reimbursements	2.6	1.6	4.0	3.0
Other general and administrative expenses	2.6	2.7	7.6	4.9
Net expenses	$29.5	$48.9	$69.9	$99.6
Net investment income	$39.5	$49.6	$75.6	$100.5
Net realized and change in unrealized gains (losses)
Net realized gains (losses)	$(3.0)	$(30.2)	$5.5	$(111.1)
Net change in unrealized losses	4.6	(21.2)	(82.1)	15.2
Net realized and change in unrealized gains (losses)	1.6	(51.4)	(76.6)	(95.9)
Net increase (decrease) in net assets resulting from operations	$41.1	$1.7	$(1.0)	$4.6

Net investment income on per average share basis	$0.18	$0.21	$0.34	$0.43
Earnings (loss) per share — basic	$0.18	$(0.01)	$0.00	$0.02
Earnings (loss) per share — diluted (1)	N/A	$(0.01)	N/A	$0.02
____________________

*	Totals may not foot due to rounding.

(1)
Diluted earnings (loss) per share is calculated using the if-converted method. In applying the if-converted method, conversion is not assumed for purposes of computing diluted EPS if the effect would be anti-dilutive. For the three and six months ended September 30, 2016, the Company did not have any convertible notes. As such, diluted EPS was not applicable. For the three and six months ended September 30, 2015, anti-dilution would total $0.01 and $0.02, respectively.

Total Investment Income
For the three months ended September 30, 2016 as compared to the three months ended September 30, 2015
The decrease in total investment income for the three months ended September 30, 2016 compared to the three months ended September 30, 2015 was driven by the decrease in interest income of $20.9 million and the decrease in dividend income of $5.9 million. The decrease in interest income is due to a lower income-bearing investment portfolio, an increase in investments on non-accrual status, and a decrease in prepayment fees and income recognized from the acceleration of discount, premium, or deferred fees on repaid investments which totaled $3.4 million and $4.5 million for the three months ended September 30, 2016 and September 30, 2015, respectively. The decrease in the dividend income is due to exit or restructuring of dividend yielding investments in portfolio companies such as AMP Solar (UK) Limited and Golden Hill CLO I, LLC, and also due to a decrease in dividends from Dynamic Product Tankers, LLC and MSEA Tankers, LLC. The decrease in dividend income is offset by an increase in distributions received from Golden Bear Warehouse LLC and Merx Aviation Finance, LLC.

For the six months ended September 30, 2016 as compared to the six months ended September 30, 2015
The decrease in total investment income for the six months ended September 30, 2016 compared to the six months ended September 30, 2015 was driven by the decrease in interest income of $39.4 million and the decrease in dividend income of $10.9 million. The decrease in interest income is due to a lower income-bearing investment portfolio, an increase in investments on non-accrual status, and a decrease in prepayment fees and income recognized from the acceleration of discount, premium, or deferred fees on repaid investments which totaled $8.5 million and $12.5 million for the six months ended September 30, 2016 and September 30, 2015, respectively. The decrease in the dividend income is due to exit or restructuring of dividend yielding investments in portfolio companies such as AMP Solar (UK) Limited, PlayPower Holdings, Inc., and Golden Hill CLO I, LLC, and also due to a decrease in distributions from MCF CLO I, LLC and MCF CLO III, LLC. The decrease in dividend income is offset by an increase in distributions received from Golden Bear Warehouse LLC, Ivy Hill Middle Market Credit Fund IX, Ltd., Ivy Hill Middle Market Credit Fund X, Ltd., and Merx Aviation Finance, LLC.
Net Expenses
For the three months ended September 30, 2016 as compared to the three months ended September 30, 2015
The decrease in expenses for the three months ended September 30, 2016 compared to the three months ended September 30, 2015 was primarily driven by the decrease of $12.8 million in management and performance-based incentive fees (net of amounts waived) due to lower average gross assets, lower investment income, and the reversal of $6.0 million of the deferred incentive fee payable related to PIK income which was deemed to be no longer realizable. In addition, there is a decrease of $7.3 million in interest and other debt expenses primarily due to the repayment of the Senior Secured Notes in October 2015 and repayment of Convertible Notes in January 2016. The debt repayments resulted in a decrease in total cost of debt from 6.09% for the three months ended September 30, 2015 to 5.69% for the three months ended September 30, 2016 and a decrease in the average debt outstanding from $1.41 billion during the three months ended September 30, 2015 to $1.03 billion during the three months ended September 30, 2016.
For the six months ended September 30, 2016 as compared to the six months ended September 30, 2015
The decrease in expenses for the six months ended September 30, 2016 compared to the six months ended September 30, 2015 was primarily driven by the decrease of $20.4 million in management and performance-based incentive fees (net of amounts waived) due to lower average gross assets, lower investment income and the reversal of $5.9 million of the deferred management fee and incentive fee balance related to PIK income deemed to be no longer realizable. In addition, there is a decrease of $13.0 million in interest and other debt expenses due to the repayment of the Senior Secured Notes in October 2015 and repayment of Convertible Notes in January 2016. The debt repayments resulted in a decrease in total cost of debt from 5.93% for the six months ended September 30, 2015 to 5.54% for the six months ended September 30, 2016 and a decrease in the average debt outstanding from $1.47 billion during the six months ended September 30, 2015 to $1.13 billion during the six months ended September 30, 2016. The decrease in interest expense related to the debt repayments was partially offset by the increase in interest expense due to increased utilization of the Senior Secured Facility. The decrease in expenses is also offset by the $2.7 million of non-recurring expenses related to a strategic transaction that was considered but did not occur.
Net Realized Gains (Losses)
For the three months ended September 30, 2016 as compared to the three months ended September 30, 2015
During the three months ended September 30, 2016, we recognized gross realized gains of $1.6 million and gross realized losses of $4.5 million, resulting in net realized losses of $3.0 million. Significant realized losses for the three months ended September 30, 2016 are summarized below:

(in millions)	Net Realized Loss
Aventine Renewable Energy Holdings, Inc.	$(2.9)
River Cree Enterprises LP	(0.8)

During the three months ended September 30, 2015, we recognized gross realized gains of $5.5 million and gross realized losses of $35.7 million, resulting in net realized losses of $30.2 million. Significant realized gains (losses) for the three months ended September 30, 2015 are summarized below:

(in millions)	Net Realized Gain (Loss)
PlayPower Holdings, Inc.	$3.1
Artsonig Pty Ltd.	(21.7)
Venoco, Inc.	(12.0)
BMC Software Inc.	(1.1)
For the six months ended September 30, 2016 as compared to the six months ended September 30, 2015
During the six months ended September 30, 2016, we recognized gross realized gains of $49.3 million and gross realized losses of $43.8 million, resulting in net realized gains of $5.5 million. Significant realized gains (losses) for the six months ended September 30, 2016 are summarized below:

(in millions)	Net Realized Gain (Loss)
Generation Brands Holdings, Inc.	$46.1
Explorer Coinvest, LLC	1.2
Osage Exploration & Development, Inc.	(19.5)
Aveta, Inc.	(11.9)
Aventine Renewable Energy Holdings, Inc.	(2.9)
Energy & Exploration Partners, Inc.	(2.4)
Radio One, Inc.	(2.3)
During the six months ended September 30, 2015, we recognized gross realized gains of $10.7 million and gross realized losses of $121.8 million, resulting in net realized losses of $111.1 million. Significant realized losses for the six months ended September 30, 2015 are summarized below:

(in millions)	Net Realized Loss
PlayPower Holdings, Inc.	$(39.7)
Molycorp, Inc.	(22.1)
Artsonig Pty Ltd.	(21.7)
Venoco, Inc.	(16.2)
PetroBakken Energy Ltd.	(9.0)
BCA Osprey II Limited	(7.4)

Net Change in Unrealized Gains (Losses)
For the three months ended September 30, 2016 as compared to the three months ended September 30, 2015
During the three months ended September 30, 2016, we recognized gross unrealized gains of $47.3 million and gross unrealized losses of $42.7 million, resulting in net change in unrealized gains of $4.6 million. Significant changes in unrealized gains (losses) for the three months ended September 30, 2016 are summarized below:

(in millions)	Net Change in Unrealized Gain (Loss)
Golden Bear Warehouse LLC	$14.2
MCF CLO III, LLC	3.5
Aventine Renewable Energy Holdings, Inc.	3.1
Asset Repackaging Trust Six B.V.	1.8
MSC Software Corp.	1.7
Access CIG, LLC	1.7
Venoco, Inc.	(8.5)
Solarplicity Group Limited	(4.2)
Garden Fresh Restaurant Corp.	(4.0)
Maxus Capital Carbon SPE I, LLC	(3.7)
LVI Group Investments, LLC	(3.3)
Dynamic Product Tankers, LLC	(3.1)
During the three months ended September 30, 2015, we recognized gross unrealized gains of $64.7 million and gross unrealized losses of $85.9 million, resulting in net change in net unrealized losses of $21.2 million. Significant changes in unrealized gains (losses) for the three months ended September 30, 2015 are summarized below:

(in millions)	Net Change in Unrealized Gain (Loss)
LVI Group Investments, LLC	$13.4
Miller Energy Resources, Inc.	(12.2)
Osage Exploration & Development, Inc.	(7.9)
SquareTwo Financial Corp.	(7.5)
Lonestar Intermediate Super Holdings, LLC	(6.6)
For the six months ended September 30, 2016 as compared to the six months ended September 30, 2015
During the six months ended September 30, 2016, we recognized gross unrealized gains of $117.1 million and gross unrealized losses of $199.2 million, resulting in net change in unrealized losses of $82.1 million. Significant changes in unrealized gains (losses) for the six months ended September 30, 2016 are summarized below:

(in millions)	Net Change in Unrealized Gain (Loss)
Osage Exploration & Development, Inc.	$19.3
Golden Bear Warehouse LLC	16.3
Aveta, Inc.	13.2
Radio One, Inc.	4.7
MCF CLO III, LLC	4.4
Generation Brands Holdings, Inc.	(43.8)
Garden Fresh Restaurant Corp.	(33.9)
Delta Educational Systems, Inc.	(22.4)
Solarplicity Group Limited	(20.9)
Venoco, Inc.	(14.6)
LVI Group Investments, LLC	(10.5)

During the six months ended September 30, 2015, we recognized gross unrealized gains of $137.7 million and gross unrealized losses of $122.5 million, resulting in net change in unrealized losses of $15.2 million. Significant changes in unrealized gains (losses) for the six months ended September 30, 2015 are summarized below:

(in millions)	Net Change in Unrealized Gain (Loss)
PlayPower Holdings Inc.	$21.8
Molycorp, Inc.	20.4
LVI Group Investments, LLC	15.5
Venoco, Inc.	15.2
Miller Energy Resources, Inc.	(20.0)
SquareTwo Financial Corp.	(18.2)
Osage Exploration & Development, Inc.	(9.5)
Magnetation, LLC	(8.1)

Liquidity and Capital Resources
The Company’s liquidity and capital resources are generated and generally available through periodic follow-on equity and debt offerings, our senior secured, multi-currency Senior Secured Facility (as defined in Note 6 within the Notes to Financial Statements), our senior secured notes, our senior unsecured notes, investments in special purpose entities in which we hold and finance particular investments on a non-recourse basis, as well as from cash flows from operations, investment sales of liquid assets and repayments of senior and subordinated loans and income earned from investments.
Cash Equivalents
We deem certain U.S. Treasury bills, repurchase agreements and other high-quality, short-term debt securities as cash equivalents. (See Note 2 within the Notes to Financial Statements.) At the end of each fiscal quarter, we consider taking proactive steps utilizing cash equivalents with the objective of enhancing our investment flexibility during the following quarter, pursuant to Section 55 of the 1940 Act. More specifically, we may purchase U.S. Treasury bills from time-to-time on the last business day of the quarter and typically close out that position on the following business day, settling the sale transaction on a net cash basis with the purchase, subsequent to quarter end. Apollo Investment may also utilize repurchase agreements or other balance sheet transactions, including drawing down on our Senior Secured Facility, as we deem appropriate. The amount of these transactions or such drawn cash for this purpose is excluded from total assets for purposes of computing the asset base upon which the management fee is determined. There were no cash equivalents held as of September 30, 2016.
Debt
See Note 6 within the Notes to Financial Statements for information on the Company’s debt.
The following table shows the contractual maturities of our debt obligations as of September 30, 2016:

	Payments Due by Period
(in millions)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Senior Secured Facility (1)	$368.0	$—	$—	$368.0	$—
Senior Secured Notes (Series B)	16.0	—	16.0	—	—
2042 Notes	150.0	—	—	—	150.0
2043 Notes	150.0	—	—	—	150.0
2025 Notes	350.0	—	—	—	350.0
Total Debt Obligations	$1,034.0	$—	$16.0	$368.0	$650.0
____________________

(1)
As of September 30, 2016, aggregate lender commitments under the Senior Secured Facility totaled $1.31 billion and $925.7 million of unused capacity. As of September 30, 2016, there were $16.3 million of letters of credit issued under the Senior Secured Facility that were not recorded as liabilities on the Company’s Statement of Assets and Liabilities.

Shareholders’ Equity
See Note 7 within the Notes to Financial Statements for information on the Company’s public offerings and share repurchase plans.
Distributions
Distributions paid to shareholders for the three and six months ended September 30, 2016 totaled $45.0 million ($0.20 per share) and $90.2 million ($0.40 per share), respectively. Distributions paid to shareholders for the three and six months ended September 30, 2015 totaled $47.3 million ($0.20 per share) and $94.7 million ($0.40 per share), respectively. For income tax purposes, distributions made to shareholders are reported as ordinary income, capital gains, non-taxable return of capital, or a combination thereof. Although the tax character of distributions paid to shareholders through September 30, 2016 may include return of capital, the exact amount cannot be determined at this point. The final determination of the tax character of distributions will not be made until we file our tax return for the tax year ending March 31, 2017. Tax characteristics of all distributions will be reported to shareholders on Form 1099 after the end of the calendar year. Our quarterly distributions, if any, will be determined by our Board of Directors.
To maintain our RIC status, we must distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, out of the assets legally available for distribution. Although we currently intend to distribute realized net capital gains (i.e., net long-term capital gains in excess of short-term capital losses), if any, at least annually, out of the assets legally available for such distributions, we may in the future decide to retain such capital gains for investment. Currently, we have substantial net capital loss carryforwards and consequently do not expect to generate cumulative net capital gains in the foreseeable future.
We maintain an “opt out” dividend reinvestment plan for our common shareholders. As a result, if we declare a dividend, then shareholders’ cash dividends will be automatically reinvested in additional shares of our common stock, unless they specifically “opt out” of the dividend reinvestment plan so as to receive cash dividends.
We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time. In addition, due to the asset coverage test applicable to us as a BDC, we may in the future be limited in our ability to make distributions. Also, our revolving credit facility may limit our ability to declare dividends if we default under certain provisions or fail to satisfy certain other conditions. If we do not distribute a certain percentage of our income annually, we may suffer adverse tax consequences, including possible loss of the tax benefits available to us as a RIC. In addition, in accordance with GAAP and tax regulations, we include in income certain amounts that we have not yet received in cash, such as contractual PIK, which represents contractual interest added to the loan balance that becomes due at the end of the loan term, or the accrual of original issue or market discount. Since we may recognize income before or without receiving cash representing such income, we may not be able to meet the requirement to distribute at least 90% of our investment company taxable income to obtain tax benefits as a RIC.
With respect to the distributions to shareholders, income from origination, structuring, closing, commitment and other upfront fees associated with investments in portfolio companies is treated as taxable income and accordingly, distributed to shareholders.
PIK Income
For the three and six months ended September 30, 2016, PIK income totaled $6.2 million on total investment income of $69.0 million and $12.5 million on total investment income of $145.5 million, respectively. For the three and six months ended September 30, 2015, PIK income totaled $6.8 million on total investment income of $98.4 million and $16.3 out of $200.1 million. In order to maintain the Company’s status as a RIC, this non-cash source of income must be paid out to shareholders annually in the form of distributions, even though the Company has not yet collected the cash. See Note 5 within the Notes to the Financial Statements for more information on the Company’s PIK income.
Related Party Transactions
See Note 3 within the Notes to the Financial Statements for information on the Company’s related party transactions.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
We are subject to financial market risks, including changes in interest rates. During the three and six months ended September 30, 2016, many of the loans in our portfolio had floating interest rates. These loans are usually based on floating LIBOR and typically have durations of one to twelve months after which they reset to current market interest rates. The Company also has a Senior Secured Facility that is based on floating LIBOR rates.

The following table shows the estimated annual impact on net investment income of base rate changes in interest rates (considering interest rate flows for variable rate instruments) to our loan portfolio and outstanding debt as of September 30, 2016, assuming no changes in our investment and borrowing structure:

Basis Point Change	Net Investment Income		Net Investment Income Per Share
Up 400 basis points	$22.7	million	$0.102
Up 300 basis points	$16.7	million	$0.075
Up 200 basis points	$10.6	million	$0.048
Up 100 basis points	$4.6	million	$0.021
We may hedge against interest rate fluctuations from time-to-time by using standard hedging instruments such as futures, options and forward contracts subject to the requirements of the 1940 Act and applicable commodities laws. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in the benefits of lower interest rates with respect to our portfolio of investments.

UNDERWRITING
                 are acting as joint bookrunning managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent registered public accounting firm. The underwriters are committed to purchase all shares included in this offering, other than those shares covered by the over-allotment option described below, if they purchase any of the shares.
The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $            per share. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.
We, our officers and directors, AIM, AIA and certain of the partners and officers of AIM (or any entities through which such partners and officers may invest in our shares) have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of the representatives, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock.             in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, for the purpose of allowing the underwriters to comply with NASD Rule 2711(f)(4), if (1) during the last 17 days of the initial 90-day lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the initial 90-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial 90-day lock-up period, then in each case the initial 90-day lock-up period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable.
The common stock is quoted on the Nasdaq Global Select Market under the symbol “AINV”.

Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Member State, it has not made and will not make an offer of shares of our common stock to the public in that Member State except that it may, with effect from and including such date, make an offer of shares of our common stock to the public in that Member State:

•	at any time to legal entities which are authorized or registered to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares of our common stock to the public” in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.
Notice to Prospective Investors in the United Kingdom
Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of our common stock in, from or otherwise involving the United Kingdom.
The following table shows the sales load (underwriting discounts and commissions) that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Paid by Apollo Investment
	No exercise	Full exercise
Per share
Total
In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.
The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when an underwriter repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.
Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Select Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
In addition, in connection with this offering, some of the underwriters may engage in passive market making transactions in the common stock on the Nasdaq Global Select Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq Global Select Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses of this offering will be $            . In addition, the underwriters have agreed to pay certain of our expenses associated with this offering.
As described under “Use of Proceeds,” we intend to use a part of the net proceeds from this offering to repay a portion of the borrowings outstanding under our senior credit facility. Affiliates of each of             and certain of the other underwriters are lenders under such credit facility and therefore will receive a portion of the net proceeds from this offering through the repayment of those borrowings. Accordingly, this offering is being made pursuant to NASD Rule 2710(h).
The underwriters have performed investment banking and advisory services for us, AIM, and our affiliates from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us, AIM, and our affiliates in the ordinary course of their business.
A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Other than the prospectus in electronic format, the information on any such underwriter’s website is not part of this prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.
We, AIM and AIA have agreed to indemnify the underwriters against, or reimburse losses arising out of, certain liabilities, including liabilities under the Securities Act of 1933, as amended or to contribute to payments the underwriters may be required to make because of any of those liabilities.
This offering is being conducted in accordance with Rule 2710 of the NASD Rules of Conduct.

LEGAL MATTERS
Certain legal matters regarding the securities offered by this prospectus will be passed upon for Apollo Investment by Skadden, Arps, Slate, Meagher & Flom LLP, New York, NY, and Miles & Stockbridge P.C., Baltimore, MD. Certain legal matters will be passed upon for the underwriters by             may rely as to certain matters of Maryland law upon the opinion of Miles & Stockbridge, P.C.

See notes to financial statements.

APOLLO INVESTMENT CORPORATION STATEMENTS OF ASSETS AND LIABILITIES (In thousands, except share and per share data)

	September 30, 2016	March 31, 2016
	(Unaudited)
Assets
Investments at fair value:
Non-controlled/non-affiliated investments (cost — $1,605,296 and $2,052,896, respectively)	$1,410,698	$1,790,294
Non-controlled/affiliated investments (cost — $363,985 and $216,202, respectively)	287,569	272,558
Controlled investments (cost — $859,936 and $829,029, respectively)	850,301	853,977
Total investments at fair value (cost — $2,829,217 and $3,098,127, respectively)	2,548,568	2,916,829
Cash	65,744	16,521
Foreign currencies (cost — $4,369 and $2,354, respectively)	4,368	2,384
Receivable for investments sold	71	79,625
Interest receivable	15,323	29,749
Dividends receivable	6,992	9,509
Deferred financing costs	12,447	14,497
Prepaid expenses and other assets	1,051	9,523
Total Assets	$2,654,564	$3,078,637

Liabilities
Debt	$1,014,794	$1,312,960
Payable for investments purchased	24,126	25,091
Distributions payable	33,314	45,231
Management and performance-based incentive fees payable	22,350	31,124
Interest payable	7,034	7,444
Accrued administrative services expense	1,412	2,015
Other liabilities and accrued expenses	9,596	9,191
Total Liabilities	$1,112,626	$1,433,056
Commitments and contingencies (Note 8)
Net Assets	$1,541,938	$1,645,581

Net Assets
Common stock, $0.001 par value (400,000,000 shares authorized; 221,994,770 and 226,156,496 shares issued and outstanding, respectively)	$222	$226
Paid-in capital in excess of par	3,002,583	3,026,922
Accumulated underdistributed net investment income	68,504	71,231
Accumulated net realized loss	(1,282,620)	(1,288,141)
Net unrealized loss	(246,751)	(164,657)
Net Assets	$1,541,938	$1,645,581

Net Asset Value Per Share	$6.95	$7.28

See notes to financial statements.

APOLLO INVESTMENT CORPORATION STATEMENTS OF OPERATIONS (Unaudited) (In thousands, except per share data)

	Three Months Ended September 30,		Six Months Ended September 30,
	2016	2015	2016	2015
Investment Income
Non-controlled/non-affiliated investments:
Interest income	$42,406	$70,255	$90,750	$143,829
Dividend income	1,069	911	2,173	1,787
Other income	349	2,828	2,047	6,145
Non-controlled/affiliated investments:
Interest income	369	224	630	451
Dividend income	4,656	9,503	7,703	18,670
Other income	—	70	70	227
Controlled investments:
Interest income	17,427	10,629	34,672	21,183
Dividend income	2,750	4,000	7,450	7,731
Other income	—	—	—	63
Total Investment Income	$69,026	$98,420	$145,495	$200,086
Expenses
Management fees	$13,302	$16,727	$27,700	$34,079
Performance-based incentive fees	1,943	10,774	10,393	22,641
Interest and other debt expenses	14,438	21,764	31,231	44,200
Administrative services expense	2,642	1,650	4,168	3,083
Other general and administrative expenses	2,550	2,725	7,589	4,889
Total expenses	34,875	53,640	81,081	108,892
Management and performance-based incentive fees waived	(5,302)	(4,722)	(11,019)	(9,237)
Expense reimbursements	(84)	(59)	(168)	(117)
Net Expenses	$29,489	$48,859	$69,894	$99,538
Net Investment Income	$39,537	$49,561	$75,601	$100,548
Net Realized and Change in Unrealized Gains (Losses)
Net realized gains (losses):
Non-controlled/non-affiliated investments	$17,348	$(34,124)	$(40,127)	$(76,785)
Non-controlled/affiliated investments	(21,257)	—	44,574	(67)
Controlled investments	—	3,148	(191)	(39,714)
Foreign currency transactions	905	819	1,265	5,483
Net realized gains (losses)	(3,004)	(30,157)	5,521	(111,083)
Net change in unrealized losses:
Non-controlled/non-affiliated investments	46,305	(48,094)	65,026	(43,863)
Non-controlled/affiliated investments	(36,007)	12,916	(129,794)	28,733
Controlled investments	(10,284)	7,980	(34,583)	34,753
Foreign currency translations	4,567	6,047	17,257	(4,444)
Net change in unrealized losses	4,581	(21,151)	(82,094)	15,179
Net Realized and Change in Unrealized Gains (Losses)	$1,577	$(51,308)	$(76,573)	$(95,904)
Net Increase (Decrease) in Net Assets Resulting from Operations	$41,114	$(1,747)	$(972)	$4,644
Earnings (Loss) Per Share — Basic	$0.18	$(0.01)	$0.00	$0.02
Earnings (Loss) Per Share — Diluted	N/A	$(0.01)	N/A	$0.02

See notes to financial statements.

APOLLO INVESTMENT CORPORATION STATEMENTS OF CHANGES IN NET ASSETS (In thousands, except share data)

	Six Months Ended September 30, 2016	Year Ended March 31, 2016
	(Unaudited)
Operations
Net investment income	$75,601	$193,257
Net realized gains (losses)	5,521	(195,364)
Net change in unrealized losses	(82,094)	(42,419)
Net Decrease in Net Assets Resulting from Operations	$(972)	$(44,526)

Distributions to Shareholders
Distribution of net investment income	$(78,328)	$(111,853)
Distribution of return of capital	—	(73,211)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	$(78,328)	$(185,064)

Capital Share Transactions
Repurchase of common stock	$(24,343)	$(62,437)
Net Decrease in Net Assets Resulting from Capital Share Transactions	$(24,343)	$(62,437)

Net Assets
Net decrease in net assets during the period	$(103,643)	$(292,027)
Net assets at beginning of period	1,645,581	1,937,608
Net Assets at End of Period	$1,541,938	$1,645,581

Capital Share Activity
Shares repurchased during the period	(4,161,726)	(10,584,855)
Shares issued and outstanding at beginning of period	226,156,496	236,741,351
Shares Issued and Outstanding at End of Period	221,994,770	226,156,496
See notes to financial statements.

APOLLO INVESTMENT CORPORATION STATEMENTS OF CASH FLOWS (Unaudited) (In thousands)

	Six Months Ended September 30,
	2016	2015
Operating Activities
Net increase (decrease) in net assets resulting from operations	$(972)	$4,644
Net realized (gains) losses	(5,521)	111,083
Net change in unrealized losses	82,094	(15,179)
Net amortization of premiums and accretion of discounts on investments	(2,620)	(3,521)
Accretion of discount on notes	298	300
Amortization of deferred financing costs	2,985	3,788
Increase from foreign currency transactions	1,265	6,129
Changes in operating assets and liabilities:
Payment-in-kind interest and dividends capitalized	(21,147)	(21,732)
Purchases of investments	(251,591)	(726,206)
Proceeds from sales and repayments of investments	627,113	895,793
Decrease in interest receivable	14,540	14,181
Decrease (increase) in dividends receivable	2,517	(7,215)
Decrease in prepaid expenses and other assets	8,472	5,340
Decrease in management and performance-based incentive fees payable	(8,774)	(7,804)
Decrease in interest payable	(410)	(106)
Decrease in accrued administrative services expense	(603)	(369)
Increase in other liabilities and accrued expenses	405	424
Net Cash Provided by Operating Activities	$448,051	$259,550
Financing Activities
Issuances of debt	$506,747	$1,011,973
Payments of debt	(788,487)	(1,146,162)
Financing costs paid and deferred	(485)	(5,576)
Repurchase of common stock	(24,343)	(21,193)
Distributions paid	(90,245)	(94,697)
Net Cash Used in Financing Activities	$(396,813)	$(255,655)

Cash and Foreign Currencies
Net increase in cash and foreign currencies during the period	$51,238	$3,895
Effect of foreign exchange rate changes	(31)	204
Cash and foreign currencies at beginning of period	18,905	8,417
Cash and Foreign Currencies at End of Period	$70,112	$12,516

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$27,120	$38,480

Non-Cash Activity
Payment-in-kind income	$12,544	$16,328

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (Unaudited)
September 30, 2016
(In thousands, except share data)

Investment	Industry	Interest Rate (20)	Maturity Date	Par (12)		Cost	Fair Value (1)
Non-Controlled/Non-Affiliated Investments
Corporate Debt
Secured Debt
First Lien Secured Debt
First Lien Secured Debt (excluding Revolvers and Letters of Credit)
American Media, Inc. (16)	Advertising, Printing & Publishing	8.50% (1M L+750, 1.00% Floor)	8/24/20		$270	$262	$262
American Media, Inc. (16)	Advertising, Printing & Publishing	8.50% (1M L+750, 1.00% Floor)	8/24/20		10,396	10,092	10,085
Aptevo Therapeutics Inc. (9)(16)(23)	Healthcare & Pharmaceuticals	8.10% (3M L+760, 0.50% Floor)	2/1/21		8,571	8,547	8,529
Aptevo Therapeutics Inc., Unfunded Delayed Draw (8)(9)(16)(21)(23)	Healthcare & Pharmaceuticals	0.00% Unfunded	2/1/21		6,429	(31)	(32)
Aventine Renewable Energy Holdings, Inc.	Chemicals, Plastics & Rubber	10.50% Cash (15.00% PIK Toggle)	9/24/17		7,399	7,648	6,842
ChyronHego Corporation (18)	High Tech Industries	6.93% (3M L+593, 1.00% Floor)	3/9/20		36,786	36,192	36,050
Delta Educational Systems, Inc. (14)(16)	Education	16.00% (3M L+1400 PIK, 2.00% Floor)	12/11/16		7,334	7,049	—
Dodge Data & Analytics LLC	Business Services	9.75% (3M L+875, 1.00% Floor)	10/31/19		52,368	51,667	50,928
ECN Holding Company (Emergency Communications Network) (16)(18)	High Tech Industries	9.50% (3M L+850, 1.00% Floor)	6/12/21		11,128	10,992	10,961
ECN Holding Company (Emergency Communications Network) (16)(18)	High Tech Industries	9.50% (6M L+850, 1.00% Floor)	6/12/21		11,128	10,992	10,961
Garden Fresh Restaurant Corp. (16)	Hotel, Gaming, Leisure, Restaurants	10.50% (1M L+900, 1.50% Floor)	7/3/18		2,500	2,500	2,500
LabVantage Solutions Inc.	High Tech Industries	9.00% (3M L+800, 1.00% Floor)	12/29/20		14,719	14,311	14,424
LabVantage Solutions Limited (16)(17)	High Tech Industries	9.00% (3M E+800, 1.00% Floor)	12/29/20		€13,484	14,082	14,850
Magnetation, LLC (14)	Metals & Mining	12.00% PIK	10/14/16		14,296	12,427	43
Maxus Capital Carbon SPE I, LLC	Chemicals, Plastics & Rubber	13.00%	12/31/18		59,305	59,305	53,668
My Alarm Center, LLC, Term Loan A (16)	Business Services	9.00% (1M L+800, 1.00% Floor)	1/9/19		28,035	28,035	27,755
My Alarm Center, LLC, Term Loan B (16)(23)	Business Services	9.00% (1M L+800, 1.00% Floor)	1/9/19		7,972	7,972	7,892
My Alarm Center, LLC, Unfunded Term Loan B (8)(16)(21)(23)	Business Services	0.35% Unfunded	1/9/19		789	—	(8)
My Alarm Center, LLC, Term Loan C (16)(23)	Business Services	9.00% (1M L+800, 1.00% Floor)	1/9/19		3,115	3,115	3,084
My Alarm Center, LLC, Unfunded Term Loan C (8)(16)(21)(23)	Business Services	0.35% Unfunded	1/9/19		997	—	(10)
Nextech Systems, LLC (18)	High Tech Industries	8.25% (3M L+725, 1.00% Floor)	6/22/21		22,500	21,968	22,050
Saba Software, Inc. (18)	High Tech Industries	9.75% (1M L+875, 1.00% Floor)	3/30/21		9,875	9,875	9,727
SCM Insurance Services, Inc. (17)	Business Services	9.25%	8/22/19	C$	39,480	33,205	25,228
Spotted Hawk Development, LLC (14)	Energy – Oil & Gas	19.00% (13.00% Cash plus 6.00% PIK)	12/31/19		88,292	84,380	63,661

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (Unaudited)
September 30, 2016
(In thousands, except share data)

Investment	Industry	Interest Rate (20)	Maturity Date	Par (12)	Cost	Fair Value (1)
Telestream Holdings Corporation (18)	High Tech Industries	7.77% (3M L+677, 1.00% Floor)	1/15/20	30,699	30,699	30,085
UniTek Global Services Inc. (16)	Telecommunications	9.50% (3M L+750 Cash plus 1.00% PIK, 1.00% Floor)	1/13/19	$11,650	$11,651	$11,651
UniTek Global Services Inc. (16)	Telecommunications	8.50% (3M L+750, 1.00% Floor)	1/13/19	32,367	32,367	31,881
Total First Lien Secured Debt (excluding Revolvers and Letters of Credit)—29.4% (10)					$509,302	$453,067
Revolvers and Letters of Credit
Alliant Holdings Intermediate, LLC, Unfunded Revolver (8)(16)(21)(23)	Insurance	0.50% Unfunded	8/14/20	$14,794	$(1,322)	$(1,272)
Alliant Holdings Intermediate, LLC, Letter of Credit (8)(16)(23)	Insurance	3.375%	10/3/16	8	—	(1)
Alliant Holdings Intermediate, LLC, Letter of Credit (8)(16)(23)	Insurance	3.375%	11/30/16	56	—	(5)
Alliant Holdings Intermediate, LLC, Letter of Credit (8)(16)(23)	Insurance	3.375%	4/24/17	37	—	(3)
Alliant Holdings Intermediate, LLC, Letter of Credit (8)(16)(23)	Insurance	3.375%	5/4/17	8	—	(1)
Alliant Holdings Intermediate, LLC, Letter of Credit (8)(16)(23)	Insurance	3.375%	6/30/17	17	—	(2)
Alliant Holdings Intermediate, LLC, Letter of Credit (8)(16)(23)	Insurance	3.375%	7/29/17	80	—	(7)
American Media, Inc., Revolver (16)(23)	Advertising, Printing & Publishing	8.50% (1M L+750, 1.00% Floor)	8/24/20	296	296	296
American Media, Inc., Revolver (16)(23)	Advertising, Printing & Publishing	8.50% (1M L+750, 1.00% Floor)	8/24/20	711	711	711
American Media, Inc., Unfunded Revolver (16)(21)(23)	Advertising, Printing & Publishing	0.50% Unfunded	8/24/20	565	(52)	—
American Media, Inc., Letter of Credit (16)(23)	Advertising, Printing & Publishing	7.50%	8/24/20	206	—	—
Avaya, Inc., Revolver	Telecommunications	5.25% (P+175)	10/26/16	3,303	3,303	3,303
Confie Seguros Holding II Co., Revolver (16)(23)	Insurance	7.00% (P+350)	11/9/17	615	615	606
Confie Seguros Holding II Co., Unfunded Revolver (8)(16)(21)(23)	Insurance	0.50% Unfunded	11/9/17	3,724	(131)	(56)
Confie Seguros Holding II Co., Letter of Credit (8)(16)(23)	Insurance	4.50%	1/13/17	161	—	(2)
Endologix, Inc., Revolver (9)(16)(17)(23)	Healthcare & Pharmaceuticals	4.60% (1M L+410, 0.50% Floor)	7/29/20	56	56	55
Endologix, Inc., Unfunded Revolver (8)(9)(16)(17)(21)(23)	Healthcare & Pharmaceuticals	0.50% Unfunded	7/29/20	4,944	(24)	(24)
LabVantage Solutions Limited, Unfunded Revolver (8)(16)(17)(21)(23)	High Tech Industries	0.50% Unfunded	12/29/20	€3,435	(102)	(77)
My Alarm Center, LLC, Revolver (16)(23)	Business Services	11.00% (P+700)	1/9/19	750	750	750
My Alarm Center, LLC, Unfunded Revolver (16)(21)(23)	Business Services	0.35% Unfunded	1/9/19	5,500	—	—
Tibco Software Inc., Unfunded Revolver (8)(21)(23)	High Tech Industries	0.50% Unfunded	12/5/19	6,000	(38)	(1,200)
UniTek Global Services Inc., Unfunded Revolver (16)(21)(23)	Telecommunications	0.50% Unfunded	1/13/19	5,000	—	—
UniTek Global Services Inc., Letter of Credit (16)(23)	Telecommunications	7.50%	1/13/19	8,812	—	—

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (Unaudited)
September 30, 2016
(In thousands, except share data)

Investment	Industry	Interest Rate (20)	Maturity Date	Par (12)	Cost	Fair Value (1)
UniTek Global Services Inc., Letter of Credit (16)(23)	Telecommunications	7.50%	1/13/19	1,850	—	—
Total Revolvers and Letters of Credit—0.2% (10)					$4,062	$3,071
Total First Lien Secured Debt—29.6% (10)					$513,364	$456,138
Second Lien Secured Debt
1A Smart Start LLC	Consumer Services	9.50% (3M L+850, 1.00% Floor)	8/22/22	$35,000	$34,384	$34,370
Access CIG, LLC (16)	Business Services	9.75% (3M L+875, 1.00% Floor)	10/17/22	35,755	34,268	34,878
Access CIG, LLC (16)	Business Services	9.75% (3M L+875, 1.00% Floor)	10/17/22	15,215	14,659	14,841
Active Network, Inc. (16)	Business Services	9.50% (3M L+850, 1.00% Floor)	11/15/21	19,672	19,601	19,475
Active Network, Inc. (16)	Business Services	10.50% (3M L+950, 1.00% Floor)	11/15/21	6,006	5,886	5,931
Appriss Holdings, Inc.	Business Services	10.25% (3M L+925, 1.00% Floor)	5/21/21	23,309	23,032	23,309
Armor Holding II LLC	Diversified Investment Vehicles, Banking, Finance, Real Estate	10.25% (3M L+900, 1.25% Floor)	12/26/20	8,000	7,895	7,830
Asurion Corporation	Insurance	8.50% (3M L+750, 1.00% Floor)	3/3/21	39,590	39,385	39,458
Confie Seguros Holding II Co. (16)	Insurance	10.25% (1M L+900, 1.25% Floor)	5/8/19	22,344	22,262	22,567
Delta Educational Systems, Inc. (14)(16)	Education	16.00% PIK	5/12/17	7,759	7,460	—
Delta Educational Systems, Inc. (14)(16)	Education	35.00% PIK	6/10/18	1,538	1,328	—
Deltek, Inc.	Business Services	9.50% (3M L+850, 1.00% Floor)	6/26/23	15,086	14,906	15,303
Elements Behavioral Health, Inc.	Healthcare & Pharmaceuticals	13.00% (3M L+1200 PIK, 1.00% Floor)	2/11/20	10,477	10,418	8,591
Garden Fresh Restaurant Corp. (14)(16)	Hotel, Gaming, Leisure, Restaurants	7.75% (3M L+625 PIK, 1.50% Floor)	1/1/19	9,282	7,746	—
Garden Fresh Restaurant Corp. (14)(16)	Hotel, Gaming, Leisure, Restaurants	15.00% (3M L+1350 PIK, 1.50% Floor)	1/1/19	49,986	45,904	—
GCA Services Group, Inc.	Business Services	10.00% (3M L+900, 1.00% Floor)	3/1/24	10,000	9,761	9,975
Grocery Outlet, Inc.	Food & Grocery	9.25% (3M L+825, 1.00% Floor)	10/21/22	25,000	24,693	25,000
Infiltrator Systems Integrated, LLC	Manufacturing, Capital Equipment	9.75% (3M L+875, 1.00% Floor)	5/26/23	13,889	13,645	13,958
Institutional Shareholder Services, Inc.	Business Services	8.50% (3M L+750, 1.00% Floor)	4/30/22	6,640	6,589	6,375
Kronos, Inc.	Business Services	9.75% (3M L+850, 1.25% Floor)	4/30/20	9,981	10,094	10,187
Lanai Holdings III, Inc.	Healthcare & Pharmaceuticals	9.50% (3M L+850, 1.00% Floor)	8/28/23	17,391	16,878	16,956
Landslide Holdings, Inc.	Business Services	9.50% (3M L+850, 1.00% Floor)	9/21/23	18,510	18,140	18,441
MSC Software Corp. (17)	High Tech Industries	8.50% (3M L+750, 1.00% Floor)	5/31/21	13,448	13,350	13,179
MW Industries, Inc.	Manufacturing, Capital Equipment	10.25% (3M L+925, 1.00% Floor)	12/28/20	20,000	19,522	19,900

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (Unaudited)
September 30, 2016
(In thousands, except share data)

Investment	Industry	Interest Rate (20)	Maturity Date	Par (12)		Cost	Fair Value (1)
Poseidon Merger Sub, Inc.	Business Services	9.50% (3M L+850, 1.00% Floor)	8/15/23		18,000	17,535	17,640
River Cree Enterprises LP (11)(17)	Hotel, Gaming, Leisure, Restaurants	11.00%	1/20/21	C$	19,000	17,913	14,005
Sequential Brands Group, Inc. (17)	Consumer Goods – Durable	9.52% (1M L+900)	7/1/22		17,600	17,388	17,389
SiTV, Inc. (11)	Broadcasting & Subscription	10.375%	7/1/19		$2,219	$2,219	$1,530
SMG	Hotel, Gaming, Leisure, Restaurants	9.25% (3M L+825, 1.00% Floor)	2/27/21		19,649	19,649	19,453
Sprint Industrial Holdings, LLC	Containers, Packaging & Glass	11.25% (3M L+1000, 1.25% Floor)	11/14/19		16,163	15,586	9,617
Sterling Holdings Ultimate Parent, Inc.	Business Services	9.25% (3M L+825, 1.00% Floor)	6/19/23		20,000	19,814	19,600
STG-Fairway Acquisitions, Inc.	Business Services	10.25% (3M L+925, 1.00% Floor)	6/30/23		15,000	14,666	14,250
TMK Hawk Parent, Corp.	Transportation – Cargo, Distribution	8.50% (3M L+750, 1.00% Floor)	10/1/22		34,000	33,726	33,660
Velocity Technology Solutions, Inc.	Business Services	9.50% (3M L+825, 1.25% Floor)	9/28/20		16,500	16,274	16,088
Wave Holdco Merger Sub, Inc.	Telecommunications	10.25% (3M L+925, 1.00% Floor)	5/27/23		10,000	9,754	9,750
Total Second Lien Secured Debt—34.6% (10)						$606,330	$533,506
Total Secured Debt—64.2% (10)						$1,119,694	$989,644
Unsecured Debt
American Tire Distributors, Inc. (11)	Transportation – Cargo, Distribution	10.25%	3/1/22		$14,741	$14,814	$13,580
Canacol Energy Ltd. (17)	Energy – Oil & Gas	9.50% (3M L+850, 1.00% Floor)	12/31/19		75,000	73,602	72,825
Delta Educational Systems, Inc. (14)(16)	Education	16.00% PIK	5/12/17		22,811	20,665	—
Lonestar Intermediate Super Holdings, LLC	Insurance	10.00% Cash (3M L+900 Cash, 1.00% Floor) (3M L+975 PIK Toggle, 1.00% Floor)	8/10/21		4,865	4,817	4,842
Sorenson Holdings, LLC (11)	Consumer Goods – Durable	13.85% Cash (13.85% PIK Toggle)	10/31/21		52	35	46
U.S. Security Associates Holdings, Inc.	Business Services	11.00%	7/28/18		135,000	135,000	135,000
UniTek Global Services Inc. (16)	Telecommunications	15.00% PIK	7/13/19		7,934	7,933	8,013
Total Unsecured Debt—15.2% (10)						$256,866	$234,306
Total Corporate Debt—79.4% (10)						$1,376,560	$1,223,950
Structured Products and Other
Asset Repackaging Trust Six B.V. (11)(17)(19)	Utilities – Electric	13.87%	5/18/27		$58,411	$25,460	$32,161
Craft 2013-1, Credit-Linked Note (11)(16)(17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	9.93% (3M L+925)	4/17/22		25,000	25,049	24,500
Craft 2013-1, Credit-Linked Note (11)(16)(17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	9.93% (3M L+925)	4/17/22		7,625	7,713	7,472
Craft 2014-1A, Credit-Linked Note (11)(17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	10.47% (3M L+965)	5/15/21		42,500	42,413	41,650

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (Unaudited)
September 30, 2016
(In thousands, except share data)

Investment	Industry	Interest Rate (20)	Maturity Date	Par (12)	Cost	Fair Value (1)
Craft 2015-2, Credit-Linked Note (11)(17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	9.93% (3M L+925)	1/16/24	26,000	25,870	24,700
Dark Castle Holdings, LLC	Media – Diversified & Production	12.77%	N/A	24,395	1,189	2,244
NXT Capital CLO 2014-1, LLC, Class E Notes (11)(17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	6.21% (3M L+550)	4/23/26	5,000	4,702	4,251
Total Structured Products and Other—8.9% (10)					$132,396	$136,978
Equity
Preferred Equity				Shares
Crowley Holdings, Inc., Series A Preferred Stock (11)	Transportation – Cargo, Distribution	12.00% (10.00% Cash plus 2.00% PIK)	N/A	32,500	$34,344	$34,344
Gryphon Colleges Corp., Preferred Stock (13)(14)	Education	12.50% PIK	N/A	332,500	6,863	—
Gryphon Colleges Corp., Preferred Stock (13)(14)	Education	13.50% PIK	N/A	12,360	27,686	—
Sungevity Inc., Series D Preferred Stock (13)	Energy – Electricity	N/A	N/A	114,678,899	4,396	4,260
Varietal Distribution Holdings, LLC, Class A Preferred Unit	Transportation – Cargo, Distribution	4.00% PIK	N/A	2,594	2,607	2,607
Total Preferred Equity—2.7% (10)					$75,896	$41,211
Common Equity/Interests				Shares
Accelerate Parent Corp., Common Stock (13)	Transportation – Cargo, Distribution	N/A	N/A	1,664,046	$1,714	$1,460
Clothesline Holdings, Inc., Common Stock (13)	Healthcare & Pharmaceuticals	N/A	N/A	6,000	6,000	—
Explorer Coinvest, LLC, Common Stock (17)	Business Services	N/A	N/A	N/A	574	2,203
Garden Fresh Restaurant Holdings, LLC, Common Stock (13)	Hotel, Gaming, Leisure, Restaurants	N/A	N/A	50,000	5,000	—
Gryphon Colleges Corp., Common Stock (13)	Education	N/A	N/A	17,500	175	—
Skyline Data, News and Analytics LLC, Class A Common Unit (13)	Business Services	N/A	N/A	4,500,000	4,500	4,500
Sorenson Holdings, LLC, Membership Interests (13)	Consumer Goods – Durable	N/A	N/A	587	—	143
Varietal Distribution Holdings, LLC, Class A Common Unit (13)	Transportation – Cargo, Distribution	N/A	N/A	28,028	28	253
Total Common Equity/Interests—0.5% (10)					$17,991	$8,559
Warrants				Warrants
Gryphon Colleges Corp., Class A-1 Preferred Stock Warrants (13)	Education	N/A	N/A	45,947	$460	$—
Gryphon Colleges Corp., Class B-1 Preferred Stock Warrants (13)	Education	N/A	N/A	104,314	1,043	—
Gryphon Colleges Corp., Common Stock Warrants (13)	Education	N/A	N/A	9,820	98	—
Spotted Hawk Development, LLC, Common Stock Warrants (13)	Energy – Oil & Gas	N/A	N/A	54,545	852	—
Total Warrants—0.0% (10)					$2,453	$—
Total Equity—3.3% (10)					$96,340	$49,770
Total Non-Controlled/Non-Affiliated Investments—91.5% (10)					$1,605,296	$1,410,698

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (Unaudited)
September 30, 2016
(In thousands, except share data)

Investment	Industry	Interest Rate (20)	Maturity Date	Par (12)	Cost	Fair Value (1)
Non-Controlled/Affiliated Investments (4)
Corporate Debt
Secured Debt
First Lien Secured Debt
Pelican Energy, LLC (14)(17)	Energy – Oil & Gas	10.00% PIK Toggle (10.00% Cash)	12/31/18	$29,624	$26,665	$14,864
Total First Lien Secured Debt—1.0% (10)					$26,665	$14,864
Total Secured Debt—1.0% (10)					$26,665	$14,864
Unsecured Debt
Venoco, Inc.	Energy – Oil & Gas	10.00% PIK	7/25/17	$338	$338	$338
Total Unsecured Debt—0.0% (10)					$338	$338
Total Corporate Debt—1.0% (10)					$27,003	$15,202
Structured Products and Other
Golden Bear Warehouse LLC, Membership Interests (3)(17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	N/A	N/A	$40,446	$40,446	$73,457
Ivy Hill Middle Market Credit Fund IX, Ltd., Subordinated Notes (3)(11)(17)(22)	Diversified Investment Vehicles, Banking, Finance, Real Estate	16.70%	10/18/25	12,500	9,588	9,462
Ivy Hill Middle Market Credit Fund X, Ltd., Subordinated Notes (3)(11)(17)(22)	Diversified Investment Vehicles, Banking, Finance, Real Estate	14.03%	7/18/27	14,000	11,557	10,863
MCF CLO I, LLC, Membership Interests (3)(11)(17)(22)	Diversified Investment Vehicles, Banking, Finance, Real Estate	13.85%	4/20/23	38,918	31,151	32,530
MCF CLO III, LLC, Class E Notes (11)(17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	5.07% (3M L+445)	1/20/24	12,750	11,630	10,487
MCF CLO III, LLC, Membership Interests (3)(11)(17)(22)	Diversified Investment Vehicles, Banking, Finance, Real Estate	20.40%	1/20/24	41,900	32,706	33,276
Total Structured Products and Other — 11.0% (10)					$137,078	$170,075
Equity
Preferred Equity				Shares
Renew Financial LLC (f/k/a Renewable Funding, LLC), Series B Preferred Stock (13)	Energy – Electricity	N/A	N/A	1,505,868	$8,343	$20,458
Renew Financial LLC (f/k/a Renewable Funding, LLC), Series D Preferred Stock (13)	Energy – Electricity	N/A	N/A	436,689	5,568	5,933
Total Preferred Equity—1.7% (10)					$13,911	$26,391
Common Equity/Interests				Shares
AIC SPV Holdings I, LLC, Membership Interests (15)(17)(23)	Diversified Investment Vehicles, Banking, Finance, Real Estate	N/A	N/A	N/A	$68,702	$25,327
AMP Solar Group, Inc., Class A Common Unit (13)(17)	Energy – Electricity	N/A	N/A	243,646	10,000	890
LVI Group Investments, LLC, Common Units (3)(13)	Environmental Industries	N/A	N/A	212,460	17,505	10,951
Pelican Energy, LLC, Membership Interests (13)(17)	Energy – Oil & Gas	N/A	N/A	1,228	1,099	—
Venoco, Inc., LLC Units (13)	Energy – Oil & Gas	N/A	N/A	192,177	40,517	36,321
Total Common Equity/Interests—4.8% (10)					$137,823	$73,489
Warrants				Warrants
Venoco, Inc., Series A Warrants (13)	Energy – Oil & Gas	N/A	N/A	23,125	$48,170	$2,412
Total Warrants—0.2% (10)					$48,170	$2,412

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (Unaudited)
September 30, 2016
(In thousands, except share data)

Total Equity—6.7% (10)	$199,904	$102,292
Total Non-Controlled/Affiliated Investments—18.7% (10)	$363,985	$287,569

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (Unaudited)
September 30, 2016
(In thousands, except share data)

Investment	Industry	Interest Rate (20)	Maturity Date	Par (12)	Cost	Fair Value (1)
Controlled Investments (5)
Corporate Debt
Secured Debt
First Lien Secured Debt
First Lien Secured Debt (excluding Revolvers and Letters of Credit)
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.) (16)	Energy – Oil & Gas	8.00% Cash (10.00% PIK Toggle)	3/29/19	$6,500	$6,500	$6,500
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.), Unfunded Delayed Draw (16)(21)(23)	Energy – Oil & Gas	0.00% Unfunded	3/29/19	3,500	—	—
Solarplicity Group Limited (17)	Energy – Electricity	12.50% Cash (12.50% PIK Toggle)	11/30/22	£141,565	206,416	184,020
Total First Lien Secured Debt (excluding Revolvers and Letters of Credit)—12.3% (10)					$212,916	$190,520
Revolvers and Letters of Credit
Merx Aviation Finance, LLC, Revolver (16)	Aviation and Consumer Transport	12.00%	10/31/18	$399,084	$399,084	$399,084
Merx Aviation Finance, LLC, Unfunded Revolver (16)(21)	Aviation and Consumer Transport	0.00% Unfunded	10/31/18	100,916	—	—
Merx Aviation Finance, LLC, Letter of Credit (16)(23)	Aviation and Consumer Transport	2.25%	7/13/17	177	—	—
Merx Aviation Finance Assets Ireland Limited, Letter of Credit (16)(23)	Aviation and Consumer Transport	2.25%	9/30/17	1,800	—	—
Merx Aviation Finance Assets Ireland Limited, Letter of Credit (16)(23)	Aviation and Consumer Transport	2.25%	9/30/17	1,800	—	—
Total Revolvers and Letters of Credit—25.9% (10)					$399,084	$399,084
Total First Lien Secured Debt—38.2% (10)					$612,000	$589,604
Second Lien Secured Debt
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.) (16)	Energy – Oil & Gas	10.00% PIK Toggle (8.00% Cash)	3/29/21	$26,276	$26,276	$26,276
Total Second Lien Debt—1.7% (10)					$26,276	$26,276
Total Secured Debt—39.9% (10)					$638,276	$615,880
Total Corporate Debt—39.9% (10)					$638,276	$615,880
Equity
Common Equity/Interests				Shares
Dynamic Product Tankers, LLC, Class A Units (17)(24)	Transportation – Cargo, Distribution	N/A	N/A	N/A	$48,106	$44,647
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.), Common Stock (13)	Energy – Oil & Gas	N/A	N/A	5,000,000	30,078	23,274
Merx Aviation Finance, LLC, Membership Interests	Aviation and Consumer Transport	N/A	N/A	N/A	56,504	83,012
MSEA Tankers LLC, Class A Units (17)(25)	Transportation – Cargo, Distribution	N/A	N/A	N/A	84,500	83,361
Solarplicity Group Limited, Class B Common Shares (2)(13)(17)	Energy – Electricity	N/A	N/A	2,825	2,472	127
Total Common Equity/Interests—15.2% (10)					$221,660	$234,421
Total Equity—15.2% (10)					$221,660	$234,421
Total Controlled Investments—55.1% (10)					$859,936	$850,301

Total Investments—165.3% (6)(7)(10)					$2,829,217	$2,548,568
____________________

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (Unaudited)
September 30, 2016
(In thousands, except share data)

(1)	Fair value is determined in good faith by or under the direction of the Board of Directors of the Company (Note 2).

(2)	Solarplicity Group Limited is a GBP denominated equity investment.

(3)
Denotes investments in which the Company owns greater than 25% of the equity, where the governing documents of each entity preclude the Company from exercising a controlling influence over the management or policies of such entity. The Company does not have the right to elect or appoint more than 25% of the directors or another party has the right to elect or appoint more directors than the Company and has the right to appoint certain members of senior management. Therefore, the Company has determined that these entities are not controlled affiliates. As of September 30, 2016, we had a 100%, 32%, 32%, 36%, 97%, and 98% equity ownership interest in Golden Bear Warehouse, LLC; Ivy Hill Middle Market Credit Fund IX, Ltd.; Ivy Hill Middle Market Credit Fund X, Ltd.; LVI Group Investments, LLC; MCF CLO I, LLC; and MCF CLO III, LLC, respectively.

(4)
Denotes investments in which we are an “Affiliated Person,” as defined in the 1940 Act, due to holding the power to vote or owning 5% or more of the outstanding voting securities of the investment but not controlling the company. Fair value as of March 31, 2016 and September 30, 2016 along with transactions during the six months ended September 30, 2016 in these Affiliated investments are as follows:

Name of Issue	Fair Value at March 31, 2016	Gross Additions (Cost) ●	Gross Reductions (Cost) ■	Net Change in Unrealized Gains (Losses)	Fair Value at September 30, 2016	Net Realized Gains (Losses)	Interest/Dividend/Other Income
AIC SPV Holdings I, LLC, Membership Interests	$—	$68,702	$—	$(43,375)	$25,327	$—	$235
AMP Solar Group, Inc., Class A Common Unit	—	7,022	—	(6,132)	890	—	—
Generation Brands Holdings, Inc., Basic Common Stock	9,712	—	—	(9,712)	—	10,011	—
Generation Brands Holdings, Inc., Series 2L Common Stock	39,572	—	(11,242)	(28,330)	—	29,963	—
Generation Brands Holdings, Inc., Series H Common Stock	8,087	—	(2,297)	(5,790)	—	6,123	—
Golden Bear Warehouse LLC, Membership Interests	49,617	27,571	(20,033)	16,302	73,457	—	2,004
Highbridge Loan Management 3-2014, Ltd., Subordinated Notes	4,975	—	(5,550)	575	—	(75)	113
Ivy Hill Middle Market Credit Fund IX, Ltd., Subordinated Notes	9,717	—	(594)	339	9,462	—	789
Ivy Hill Middle Market Credit Fund X, Ltd., Subordinated Notes	10,722	—	(733)	874	10,863	—	820
Jamestown CLO I Ltd., Subordinated Notes	380	—	(2,875)	2,495	—	(1,448)	—
LVI Group Investments, LLC, Common Units	21,486	—	—	(10,535)	10,951	—	44
MCF CLO I, LLC, Membership Interests	33,145	—	(2,116)	1,501	32,530	—	1,972
MCF CLO III, LLC, Class E Notes	10,073	60	—	354	10,487	—	389
MCF CLO III, LLC, Membership Interests	31,180	—	(1,994)	4,090	33,276	—	2,031
Pelican Energy, LLC, First Lien Term Loan	17,500	—	(143)	(2,493)	14,864	—	—
Pelican Energy, LLC, Membership Interests	—	—	—	—	—	—	—
Renew Financial LLC (f/k/a Renewable Funding, LLC), Series B Preferred Stock	20,459	—	1	(2)	20,458	—	—
Renew Financial LLC (f/k/a Renewable Funding, LLC), Series D Preferred Stock	5,933	—	—	—	5,933	—	—
Venoco, Inc., Unsecured Debt	—	338	—	—	338	—	6
Venoco, Inc., LLC Units	—	40,517	—	(4,196)	36,321	—	—
Venoco, Inc., Series A Warrants	—	48,171	—	(45,759)	2,412	—	—
	$272,558	$192,381	$(47,576)	$(129,794)	$287,569	$44,574	$8,403
____________________

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (Unaudited)
September 30, 2016
(In thousands, except share data)

● Gross additions includes increases in the cost basis of investments resulting from new portfolio investments, payment-in-kind interest or dividends, the accretion of discounts, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.
■ Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the amortization of premiums, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

(5)
Denotes investments in which we are deemed to exercise a controlling influence over the management or policies of a company, as defined in the 1940 Act, due to beneficially owning, either directly or through one or more controlled companies, more than 25% of the outstanding voting securities of the investment. Fair value as of March 31, 2016 and September 30, 2016 along with transactions during the six months ended September 30, 2016 in these Controlled investments are as follows:

Name of Issue	Fair Value at March 31, 2016	Gross Additions (Cost) ●	Gross Reductions (Cost) ■	Net Change in Unrealized Losses	Fair Value at September 30, 2016	Net Realized Losses	Interest/Dividend/Other Income
Dynamic Product Tankers, LLC, Class A Units	$48,264	$—	$—	$(3,617)	$44,647	$—	$1,200
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.), First Lien Term Loan	—	6,500	—	—	6,500	—	98
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.), Unfunded Delayed Draw	—	—	—	—	—	—	—
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.), Second Lien Term Loan	25,000	1,276	—	—	26,276	—	1,277
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.), Common Stock	30,078	—	—	(6,804)	23,274	—	—
Merx Aviation Finance, LLC, Revolver	403,084	11,000	(15,000)	—	399,084	—	24,384
Merx Aviation Finance, LLC, Unfunded Revolver	—	—	—	—	—	—	—
Merx Aviation Finance, LLC, Letter of Credit	—	—	—	—	—	—	2
Merx Aviation Finance Assets Ireland Limited, Letter of Credit	—	—	—	—	—	—	21
Merx Aviation Finance Assets Ireland Limited, Letter of Credit	—	—	—	—	—	—	20
Merx Aviation Finance, LLC, Membership Interests	93,714	—	(7,750)	(2,952)	83,012	—	2,750
MSEA Tankers LLC, Class A Units	84,138	—	(500)	(277)	83,361	—	3,500
Solarplicity Group Limited, First Lien Term Loan	163,034	41,668	(6,286)	(14,396)	184,020	(191)	8,870
Solarplicity Group Limited, Class B Common Shares	6,665	—	(1)	(6,537)	127	—	—
	$853,977	$60,444	$(29,537)	$(34,583)	$850,301	$(191)	$42,122
____________________
● Gross additions includes increases in the cost basis of investments resulting from new portfolio investments, payment-in-kind interest or dividends, the accretion of discounts, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.
■ Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the amortization of premiums, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.
As of September 30, 2016, the Company had a 85%, 49%, 100%, 98% and 28% equity ownership interest in Dynamic Product Tankers, LLC; Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.); Merx Aviation Finance, LLC; MSEA Tankers, LLC; and Solarplicity Group Limited, respectively.

(6)	Aggregate gross unrealized gain and loss for federal income tax purposes is $191,996 and $446,400, respectively. Net unrealized loss is $254,404 based on a tax cost of $2,802,972.

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (Unaudited)
September 30, 2016
(In thousands, except share data)

(7)
Substantially all securities are pledged as collateral to our multi-currency revolving credit facility (the “Senior Secured Facility” as defined in Note 6). As such, these securities are not available as collateral to our general creditors.

(8)	The negative fair value is the result of the commitment being valued below par.

(9)
These are co-investments made with the Company’s affiliates in accordance with the terms of the exemptive order the Company received from the Securities and Exchange Commission (the “SEC”) permitting us to do so. (See Note 3 for discussion of the exemptive order from the SEC.)

(10)	The percentage is calculated over net assets.

(11)
These securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions that are exempt from registration, normally to qualified institutional buyers.

(12)	Denominated in USD unless otherwise noted, Euro (“€”), British Pound (“£”), and Canadian Dollar (“C$”).

(13)	Non-income producing security.

(14)	Non-accrual status (Note 2).

(15)
The underlying investments of AIC SPV Holdings I, LLC are two secured debt positions and one preferred equity position in SquareTwo Financial Corporation. One of the secured debt positions and the preferred equity position are on non-accrual status.

(16)
Denotes debt securities where the Company owns multiple tranches of the same broad asset type but whose security characteristics differ. Such differences may include level of subordination, call protection and pricing, and differing interest rate characteristics, among other factors. Such factors are usually considered in the determination of fair values.

(17)
Investments that the Company has determined are not “qualifying assets” under Section 55(a) of the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. The Company monitors the status of these assets on an ongoing basis.

(18)	In addition to the interest earned based on the stated rate of this loan, the Company may be entitled to receive additional interest as a result of its arrangement with other lenders in a syndication.

(19)	This investment represents a leveraged subordinated interest in a trust that holds one foreign currency denominated bond and a derivative instrument.

(20)
Generally, the interest rate on floating interest rate investments is at benchmark rate plus spread. The borrower has an option to choose the benchmark rate, such as the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate (“EURIBOR”), the federal funds rate or the prime rate. The spread may change based on the type of rate used. The terms in the Schedule of Investments disclose the actual interest rate in effect as of the reporting period. LIBOR loans are typically indexed to 30-day, 90-day, 180-day or 360-day LIBOR rates (1M L, 3M L, 6M L or 12M L, respectively), and EURIBOR loans are typically indexed to 90-day EURIBOR rates (3M E), at the borrower’s option. LIBOR, EURIBOR, and prime loans may be subject to interest floors. As of September 30, 2016, rates for 1M L, 3M L, 6M L, 12M L, 3M E, and prime are 0.53%, 0.85%, 1.24%, 1.55%, (0.30%), and 3.50% – 4.00%, respectively.

(21)	The rates associated with these undrawn committed revolvers and delayed draw term loans represent rates for commitment and unused fees.

(22)
The collateralized loan obligation (“CLO”) equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The current estimated yield is based on the current projections of this excess cash flow taking into account assumptions such as expected prepayments, losses and future reinvestment rates. These assumptions are periodically reviewed and adjusted. Ultimately, the actual yield may be higher or lower than the estimated yield if actual results differ from those used for the assumptions.

(23)
As of September 30, 2016, the Company had the following commitments to fund various revolving and delayed draw senior secured and subordinated loans, including commitments to issue letters of credit through a financial intermediary on behalf of certain portfolio companies. Such commitments are subject to the satisfaction of certain conditions set forth in the documents governing these loans and letters of credit and there can be no assurance that such conditions will be satisfied. See Note 8 to the financial statements for further information on revolving and delayed draw loan commitments, including commitments to issue letters of credit, related to certain portfolio companies.

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (Unaudited)
September 30, 2016
(In thousands, except share data)

Portfolio Company	Total Commitment	Drawn Commitment	Letters of Credit	Undrawn Commitment
AIC SPV Holdings I, LLC	$8,632	$4,259	$—	$4,373
Alliant Holdings Intermediate, LLC	15,000	—	206	14,794
American Media, Inc.	1,778	1,007	206	565
Aptevo Therapeutics Inc.	15,000	8,571	—	6,429
Confie Seguros Holding II Co.	4,500	615	161	3,724
Endologix, Inc.	5,000	56	—	4,944
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.)	10,000	6,500	—	3,500
LabVantage Solutions Limited	3,861	—	—	3,861
Merx Aviation Finance, LLC	177	—	177	—
Merx Aviation Finance Assets Ireland Limited	3,600	—	3,600	—
My Alarm Center, LLC	19,123	11,837	—	7,286
Tibco Software Inc.	6,000	—	—	6,000
UniTek Global Services Inc.	15,662	—	10,662	5,000
Total Commitments	$108,333	$32,845	$15,012	$60,476

(24)
As of September 30, 2016, Dynamic Product Tankers, LLC has various classes of limited liability interests outstanding of which Company holds Class A-1 and Class A-3 units which are identical except that Class A-1 unit is voting and Class A-3 unit is non-voting. The units entitle the Company to appoint three out of five managers to the board of managers.

(25)
As of September 30, 2016, MSEA Tankers, LLC has various classes of limited liability interests outstanding of which the Company holds Class A-1 and Class A-2 units which are identical except that Class A-1 unit is voting and Class A-2 unit is non-voting. The units entitle the Company to appoint two out of three managers to the board of managers.

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS (Unaudited)
September 30, 2016
(In thousands, except share data)

Industry Classification	Percentage of Total Investments (at Fair Value) as of September 30, 2016
Business Services	19.0%
Aviation and Consumer Transport	18.9%
Diversified Investment Vehicles, Banking, Finance, Real Estate	12.0%
Energy – Oil & Gas	9.7%
Energy – Electricity	8.5%
Transportation – Cargo, Distribution	8.4%
High Tech Industries	6.3%
Insurance	2.6%
Telecommunications	2.5%
Chemicals, Plastics & Rubber	2.4%
Hotel, Gaming, Leisure, Restaurants	1.4%
Consumer Services	1.3%
Healthcare & Pharmaceuticals	1.3%
Manufacturing, Capital Equipment	1.3%
Utilities – Electric	1.3%
Food & Grocery	1.0%
Consumer Goods – Durable	0.7%
Advertising, Printing & Publishing	0.4%
Environmental Industries	0.4%
Containers, Packaging & Glass	0.4%
Media – Diversified & Production	0.1%
Broadcasting & Subscription	0.1%
Metals & Mining	0.0%
Education	0.0%
Total Investments	100.0%

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Investment	Industry (9)	Interest Rate (20)	Maturity Date	Par (12)	Cost	Fair Value (1)
Non-Controlled/Non-Affiliated Investments
Corporate Debt
Secured Debt
First Lien Secured Debt
First Lien Secured Debt (excluding Revolvers and Letters of Credit)
Aventine Renewable Energy Holdings, Inc.	Chemicals, Plastics & Rubber	10.50% Cash (15.00% PIK Toggle)	9/22/17	$16,764	$19,053	$15,334
Aveta, Inc. (16)	Healthcare & Pharmaceuticals	9.75% (3M L+825, 1.50% Floor)	12/12/17	21,367	21,114	13,461
Aveta, Inc. (16)	Healthcare & Pharmaceuticals	9.75% (3M L+825, 1.50% Floor)	12/12/17	15,533	15,315	9,786
Belk, Inc.	Retail	5.75% (6M L+475, 1.00% Floor)	12/12/22	1,866	1,610	1,660
ChyronHego Corporation (18)	High Tech Industries	6.63% (3M L+563, 1.00% Floor)	3/9/20	32,225	31,684	31,580
Deep Gulf Energy II, LLC	Energy – Oil & Gas	14.50% (3M L+1300, 1.50% Floor)	9/30/18	25,000	25,000	22,500
Delta Educational Systems, Inc. (16)	Education	16.00% (3M L+1400 PIK, 2.00% Floor)	12/11/16	6,784	6,784	6,784
Dodge Data & Analytics LLC	Business Services	9.75% (3M L+875, 1.00% Floor)	10/31/19	53,125	52,316	51,664
ECN Holding Company (Emergency Communications Network) (16)(18)	High Tech Industries	8.00% (3M L+700, 1.00% Floor)	6/12/21	11,166	11,017	10,786
ECN Holding Company (Emergency Communications Network) (16)(18)	High Tech Industries	8.00% (6M L+700, 1.00% Floor)	6/12/21	11,166	11,017	10,786
LabVantage Solutions Inc.	High Tech Industries	9.00% (3M L+800, 1.00% Floor)	12/29/20	14,906	14,445	14,422
LabVantage Solutions Limited (16)(17)	High Tech Industries	9.00% (3M E+800, 1.00% Floor)	12/29/20	€13,656	14,221	15,055
Magnetation, LLC (14)	Metals & Mining	12.00% PIK	7/7/16	13,466	12,427	1,687
Maxus Capital Carbon SPE I, LLC	Chemicals, Plastics & Rubber	13.00%	12/31/18	59,305	59,305	58,569
My Alarm Center, LLC, Term Loan A (16)	Business Services	9.00% (1M L+800, 1.00% Floor)	1/9/19	28,035	28,035	27,545
My Alarm Center, LLC, Term Loan B (16)(23)	Business Services	9.00% (1M L+800, 1.00% Floor)	1/9/19	7,774	7,774	7,638
My Alarm Center, LLC, Unfunded Term Loan B (8)(16)(21)(23)	Business Services	0.35% Unfunded	1/9/19	987	—	(17)
My Alarm Center, LLC, Term Loan C (16)(23)	Business Services	9.00% (3M L+800, 1.00% Floor)	1/9/19	2,865	2,865	2,814
My Alarm Center, LLC, Unfunded Term Loan C (8)(16)(21)(23)	Business Services	0.35% Unfunded	1/9/19	1,247	—	(22)

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Investment	Industry (9)	Interest Rate (20)	Maturity Date	Par (12)		Cost	Fair Value (1)
Osage Exploration & Development, Inc. (11)(14)(16)(17)	Energy – Oil & Gas	11.44% Cash (1M L+1100 PIK Toggle)	4/27/16		26,698	24,706	5,374
Osage Exploration & Development, Inc. (16)(17)(23)	Energy – Oil & Gas	8.00%	4/25/16		$400	$400	$400
Saba Software, Inc. (18)	High Tech Industries	9.75% (1M L+875, 1.00% Floor)	3/30/21		9,925	9,925	9,776
SCM Insurance Services, Inc. (17)	Business Services	9.25%	8/22/19	C$	39,480	33,035	26,538
Spotted Hawk Development, LLC (14)	Energy – Oil & Gas	19.00% (13.00% Cash plus 6.00% PIK)	9/12/16		85,660	84,380	64,071
Telestream Holdings Corporation (18)	High Tech Industries	7.77% (3M L+677, 1.00% Floor)	1/15/20		31,691	31,691	31,057
UniTek Global Services Inc. (16)	Telecommunications	9.50% (3M L+750 Cash plus 1.00% PIK, 1.00% Floor)	1/13/19		13,427	13,427	13,427
UniTek Global Services Inc. (16)	Telecommunications	11.00% (P+650 Cash plus 1.00% PIK)	1/13/19		4,500	4,500	4,500
UniTek Global Services Inc. (16)	Telecommunications	8.50% (3M L+750, 1.00% Floor)	1/13/19		32,367	32,367	30,748
Venoco, Inc. (16)	Energy – Oil & Gas	12.00%	2/28/19		40,517	40,517	32,566
Total First Lien Secured Debt (excluding Revolvers and Letters of Credit)—31.7% (10)						$608,930	$520,489
Revolvers and Letters of Credit
Alliant Holdings Intermediate, LLC, Revolver (16)(23)	Insurance	3.94% (3M L+350)	8/14/20		$3,375	$3,375	$3,051
Alliant Holdings Intermediate, LLC, Revolver (16)(23)	Insurance	6.00% (P+250)	8/14/20		375	375	339
Alliant Holdings Intermediate, LLC, Unfunded Revolver (8)(16)(21)(23)	Insurance	0.50% Unfunded	8/14/20		11,141	(1,494)	(1,070)
Alliant Holdings Intermediate, LLC, Letter of Credit (8)(16)(23)	Insurance	3.375%	10/1/16		8	—	(1)
Alliant Holdings Intermediate, LLC, Letter of Credit (8)(16)(23)	Insurance	3.375%	11/30/16		56	—	(5)
Alliant Holdings Intermediate, LLC, Letter of Credit (8)(16)(23)	Insurance	3.375%	4/23/16		37	—	(4)
Alliant Holdings Intermediate, LLC, Letter of Credit (8)(16)(23)	Insurance	3.375%	5/4/16		8	—	(1)
Confie Seguros Holding II Co., Revolver (16)(23)	Insurance	4.93% (3M L+450)	11/9/17		1,120	1,120	1,008
Confie Seguros Holding II Co., Revolver (16)(23)	Insurance	7.00% (P+350)	11/9/17		500	500	450
Confie Seguros Holding II Co., Unfunded Revolver (8)(16)(21)(23)	Insurance	0.50% Unfunded	11/9/17		2,756	(248)	(276)
Confie Seguros Holding II Co., Letter of Credit (8)(16)(23)	Insurance	4.50%	1/13/17		124	—	(12)
LabVantage Solutions Limited, Unfunded Revolver (8)(16)(17)(21)(23)	High Tech Industries	0.50% Unfunded	12/29/20		€3,435	(114)	(127)
My Alarm Center, LLC, Unfunded Revolver (8)(16)(21)(23)	Business Services	0.35% Unfunded	1/9/19		6,250	—	(109)
Tibco Software Inc., Unfunded Revolver (8)(16)(21)(23)	High Tech Industries	0.50% Unfunded	12/5/19		6,000	(44)	(1,200)
See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Investment	Industry (9)	Interest Rate (20)	Maturity Date	Par (12)	Cost	Fair Value (1)
Transfirst Holdings, Inc., Unfunded Revolver (16)(21)(23)	Diversified Investment Vehicles, Banking, Finance, Real Estate	0.50% Unfunded	11/12/19	2,949	(11)	—
Transfirst Holdings, Inc., Letter of Credit (16)(23)	Diversified Investment Vehicles, Banking, Finance, Real Estate	3.75%	11/12/19	51	—	—
UniTek Global Services Inc., Unfunded Revolver (16)(21)(23)	Telecommunications	0.50% Unfunded	1/13/19	$5,000	$—	$—
UniTek Global Services Inc., Letter of Credit (16)(23)	Telecommunications	7.50%	1/13/19	8,812	—	—
UniTek Global Services Inc., Letter of Credit (16)(23)	Telecommunications	7.50%	1/13/19	1,850	—	—
Total Revolvers and Letters of Credit—0.1% (10)					$3,459	$2,043
Total First Lien Secured Debt—31.8% (10)					$612,389	$522,532
Second Lien Secured Debt
1A Smart Start LLC	Consumer Services	9.50% (3M L+850, 1.00% Floor)	8/22/22	$35,000	$34,345	$34,020
Access CIG, LLC (16)	Business Services	9.75% (3M L+875, 1.00% Floor)	10/17/22	35,755	34,180	33,558
Access CIG, LLC (16)	Business Services	9.75% (3M L+875, 1.00% Floor)	10/17/22	15,215	14,625	14,280
Active Network, Inc.	Business Services	9.50% (3M L+850, 1.00% Floor)	11/15/21	19,672	19,596	17,115
Appriss Holdings, Inc.	Business Services	9.25% (3M L+825, 1.00% Floor)	5/21/21	32,750	32,331	32,259
Armor Holding II LLC	Diversified Investment Vehicles, Banking, Finance, Real Estate	10.25% (3M L+900, 1.25% Floor)	12/26/20	8,000	7,886	7,740
Asurion Corporation	Insurance	8.50% (3M L+750, 1.00% Floor)	3/3/21	39,590	39,361	37,293
Confie Seguros Holding II Co. (16)	Insurance	10.25% (3M L+900, 1.25% Floor)	5/8/19	22,344	22,249	20,668
Delta Educational Systems, Inc. (16)	Education	35.00% PIK	6/10/18	1,289	1,289	3,223
Deltek, Inc.	Business Services	9.50% (3M L+850, 1.00% Floor)	6/26/23	15,086	14,879	14,558
Elements Behavioral Health, Inc.	Healthcare & Pharmaceuticals	13.00% (3M L+1200 PIK, 1.00% Floor)	2/11/20	9,821	9,754	9,428
Extraction Oil & Gas Holdings, LLC	Energy – Oil & Gas	10.00% and 11.00%	5/29/19	52,633	52,072	51,580
Garden Fresh Restaurant Corp. (16)	Hotel, Gaming, Leisure, Restaurants	15.00% (1M L+1350 PIK, 1.50% Floor)	1/1/19	46,400	44,933	25,520
Garden Fresh Restaurant Corp. (16)	Hotel, Gaming, Leisure, Restaurants	7.75% (3M L+625 PIK, 1.50% Floor)	1/1/19	8,929	7,569	7,232
GCA Services Group, Inc.	Business Services	10.00% (3M L+900, 1.00% Floor)	2/22/24	10,000	9,750	10,000

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Investment	Industry (9)	Interest Rate (20)	Maturity Date	Par (12)		Cost	Fair Value (1)
Grocery Outlet, Inc.	Food & Grocery	9.25% (3M L+825, 1.00% Floor)	10/21/22		25,000	24,673	23,312
GTCR Valor Companies, Inc.	Business Services	9.50% (3M L+850, 1.00% Floor)	11/30/21		35,000	34,705	34,810
Infiltrator Systems Integrated, LLC	Manufacturing, Capital Equipment	9.75% (3M L+875, 1.00% Floor)	5/26/23		13,889	13,632	13,637
Institutional Shareholder Services, Inc.	Business Services	8.50% (3M L+750, 1.00% Floor)	4/30/22		$6,640	$6,586	$6,109
MSC Software Corp. (17)	High Tech Industries	8.50% (3M L+750, 1.00% Floor)	5/31/21		13,448	13,342	11,565
Novolex Holdings, Inc.	Containers, Packaging & Glass	9.75% (3M L+875, 1.00% Floor)	6/5/22		42,045	41,120	39,733
Pabst Brewing Company	Consumer Goods – Durable	9.25% (3M L+825, 1.00% Floor)	11/14/22		27,000	26,703	26,291
Poseidon Merger Sub, Inc.	Business Services	9.50% (3M L+850, 1.00% Floor)	8/15/23		18,000	17,501	17,640
Premier Trailer Leasing, Inc.	Transportation – Cargo, Distribution	10.00% (3M L+900, 1.00% Floor)	9/24/20		52,000	51,171	53,040
River Cree Enterprises LP (11)(17)	Hotel, Gaming, Leisure, Restaurants	11.00%	1/20/21	C$	23,000	21,684	17,293
SiTV, Inc. (11)	Broadcasting & Subscription	10.375%	7/1/19		2,219	2,219	1,725
SMG	Hotel, Gaming, Leisure, Restaurants	9.25% (3M L+825, 1.00% Floor)	2/27/21		19,900	19,900	19,801
Sprint Industrial Holdings, LLC	Containers, Packaging & Glass	11.25% (3M L+1000, 1.25% Floor)	11/14/19		16,163	15,507	11,557
SquareTwo Financial Corp. (17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	11.625%	4/1/17		65,152	64,722	32,014
Sterling Holdings Ultimate Parent, Inc.	High Tech Industries	9.25% (3M L+825, 1.00% Floor)	6/19/23		20,000	19,804	19,400
STG-Fairway Acquisitions, Inc.	Business Services	10.25% (3M L+925, 1.00% Floor)	6/30/23		15,000	14,649	14,250
TASC, Inc. (16)	Aerospace & Defense	12.00%	5/21/21		7,704	7,368	7,357
TASC, Inc. (16)	Aerospace & Defense	12.00%	5/21/21		7,058	6,934	6,741
TMK Hawk Parent, Corp.	Transportation – Cargo, Distribution	8.50% (3M L+750, 1.00% Floor)	10/1/22		34,000	33,709	33,490
Transfirst Holdings, Inc. (16)	Diversified Investment Vehicles, Banking, Finance, Real Estate	9.00% (3M L+800, 1.00% Floor)	11/11/22		29,840	29,538	29,989
Velocity Technology Solutions, Inc.	Business Services	9.00% (3M L+775, 1.25% Floor)	9/28/20		16,500	16,252	15,758
Venoco, Inc. (14)(16)	Energy – Oil & Gas	8.875% Cash (12.00% PIK Toggle)	2/28/19		37,993	48,170	20,766

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Investment	Industry (9)	Interest Rate (20)	Maturity Date	Par (12)	Cost	Fair Value (1)
Total Second Lien Secured Debt—47.1% (10)					$874,708	$774,752
Total Secured Debt—78.9% (10)					$1,487,097	$1,297,284

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Investment	Industry (9)	Interest Rate (20)	Maturity Date	Par (12)	Cost	Fair Value (1)
Unsecured Debt
American Tire Distributors, Inc. (11)	Transportation – Cargo, Distribution	10.25%	3/1/22	$14,741	$14,819	$13,230
Canacol Energy Ltd. (17)(23)	Energy – Oil & Gas	9.50% (3M L+850, 1.00% Floor)	12/31/19	75,000	73,424	71,400
Delta Educational Systems, Inc. (14)(16)	Education	16.00% PIK	5/12/17	28,276	28,125	12,110
Radio One, Inc. (11)	Broadcasting & Subscription	9.25%	2/15/20	15,804	15,724	11,004
Sorenson Holdings, LLC (11)	Consumer Goods – Durable	13.00% Cash (13.00% PIK Toggle)	10/31/21	52	35	50
Tibco Software Inc. (11)(16)	High Tech Industries	11.375%	12/1/21	4,984	4,859	4,317
U.S. Security Associates Holdings, Inc.	Business Services	11.00%	7/28/18	135,000	135,000	136,350
UniTek Global Services Inc. (16)	Telecommunications	15.00% PIK	7/13/19	7,362	7,362	7,362
Total Unsecured Debt—15.5% (10)					$279,348	$255,823
Total Corporate Debt—94.4% (10)					$1,766,445	$1,553,107
Structured Products and Other
Asset Repackaging Trust Six B.V. (11)(17)(19)	Utilities – Electric	13.87%	5/18/27	$58,411	$25,294	$31,628
Craft 2013-1, Credit-Linked Note (11)(16)(17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	9.87% (3M L+925)	4/17/22	25,000	25,066	23,501
Craft 2013-1, Credit-Linked Note (16)(17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	9.87% (3M L+925)	4/17/22	7,625	7,730	7,175
Craft 2014-1A, Credit-Linked Note (11)(17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	10.27% (3M L+965)	5/15/21	42,500	42,436	40,257
Craft 2015-2, Credit-Linked Note (11)(17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	9.87% (3M L+925)	1/16/24	26,000	25,947	24,219
Dark Castle Holdings, LLC	Media – Diversified & Production	12.77%	N/A	24,395	1,189	1,088
JP Morgan Chase & Co., Credit-Linked Note (17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	12.82% (1M L+1225)	12/20/21	43,250	41,427	42,356
NXT Capital CLO 2014-1, LLC, Class E Notes (11)(17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	5.93% (3M L+550)	4/23/26	5,000	4,691	3,900
Renaissance Umiat, LLC, ACES Tax Receivable (15)(17)	Energy – Oil & Gas	15.25% to 17.46%	N/A	—	5,592	5,669
Total Structured Products and Other—10.9% (10)					$179,372	$179,793
Equity
Preferred Equity				Shares
Crowley Holdings, Inc., Series A Preferred Stock (11)	Transportation – Cargo, Distribution	12.00% (10.00% Cash plus 2.00% PIK)	N/A	32,500	$34,003	$34,328
Gryphon Colleges Corp., Preferred Stock (13)(14)	Education	13.50% PIK	N/A	12,360	27,686	—
Gryphon Colleges Corp., Preferred Stock (13)(14)	Education	12.50% PIK	N/A	332,500	6,863	—
Sungevity Inc., Series D Preferred Stock (13)	Energy – Electricity	N/A	N/A	114,678,899	4,171	3,750

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Investment	Industry (9)	Interest Rate (20)	Maturity Date	Par (12)	Cost	Fair Value (1)
Varietal Distribution Holdings, LLC, Class A Preferred Unit	Transportation – Cargo, Distribution	4.00% PIK	N/A	3,097	4,092	4,092
Total Preferred Equity—2.6% (10)					$76,815	$42,170
Common Equity/Interests				Shares
Accelerate Parent Corp., Common Stock (13)	Transportation – Cargo, Distribution	N/A	N/A	1,664,046	$1,714	$2,000
AMP Solar Group, Inc., Class A Common Unit (13)(17)	Energy – Electricity	N/A	N/A	166,974	7,000	4,022
Clothesline Holdings, Inc., Common Stock (13)	Healthcare & Pharmaceuticals	N/A	N/A	6,000	6,000	642
Explorer Coinvest, LLC, Membership Interests (17)	Business Services	N/A	N/A	N/A	1,021	3,755
Garden Fresh Restaurant Holdings, LLC, Common Stock (13)	Hotel, Gaming, Leisure, Restaurants	N/A	N/A	50,000	5,000	—
Gryphon Colleges Corp., Common Stock (13)	Education	N/A	N/A	17,500	175	—
Skyline Data, News and Analytics LLC, Class A Common Unit (13)	Business Services	N/A	N/A	4,500	4,500	4,500
Sorenson Holdings, LLC, Membership Interests (13)	Consumer Goods – Durable	N/A	N/A	587	—	140
Varietal Distribution Holdings, LLC, Class A Common Unit (13)	Transportation – Cargo, Distribution	N/A	N/A	28,028	28	165
Total Common Equity/Interests—0.9% (10)					$25,438	$15,224
Warrants				Warrants
Energy & Exploration Partners, Inc., Common Stock Warrants (13)	Energy – Oil & Gas	N/A	N/A	60,778	$2,374	$—
Gryphon Colleges Corp., Class A-1 Preferred Stock Warrants (13)	Education	N/A	N/A	45,947	459	—
Gryphon Colleges Corp., Class B-1 Preferred Stock Warrants (13)	Education	N/A	N/A	104,314	1,043	—
Gryphon Colleges Corp., Common Stock Warrants (13)	Education	N/A	N/A	9,820	98	—
Osage Exploration & Development, Inc., Common Stock Warrants (13)(17)	Energy – Oil & Gas	N/A	N/A	1,496,843	—	—
Spotted Hawk Development, LLC, Common Stock Warrants (13)	Energy – Oil & Gas	N/A	N/A	54,545	852	—
Total Warrants—0.0% (10)					$4,826	$—
Total Equity—3.5% (10)					$107,079	$57,394
Total Non-Controlled/Non-Affiliated Investments—108.8% (10)					$2,052,896	$1,790,294

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Investment	Industry (9)	Interest Rate (20)	Maturity Date	Par (12)	Cost	Fair Value (1)
Non-Controlled/Affiliated Investments (4)
Corporate Debt
Secured Debt
First Lien Secured Debt
Pelican Energy, LLC (14)(17)	Energy – Oil & Gas	10.00% Cash (10.00% PIK Toggle)	12/31/18	$28,313	$26,808	$17,500
Total First Lien Secured Debt—1.1% (10)					$26,808	$17,500
Total Secured Debt—1.1% (10)					$26,808	$17,500
Total Corporate Debt—1.1% (10)					$26,808	$17,500
Structured Products and Other
Golden Bear Warehouse LLC, Membership Interests (3)(17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	N/A	N/A	$32,344	$32,908	$49,617
Highbridge Loan Management 3-2014, Ltd., Subordinated Notes (3)(11)(17)(22)	Diversified Investment Vehicles, Banking, Finance, Real Estate	5.15%	1/18/25	8,163	5,548	4,975
Ivy Hill Middle Market Credit Fund IX, Ltd., Subordinated Notes (3)(11)(17)(22)	Diversified Investment Vehicles, Banking, Finance, Real Estate	16.88%	10/18/25	12,500	10,181	9,717
Ivy Hill Middle Market Credit Fund X, Ltd., Subordinated Notes (3)(11)(17)(22)	Diversified Investment Vehicles, Banking, Finance, Real Estate	14.30%	7/18/27	14,000	12,290	10,722
Jamestown CLO I Ltd., Subordinated Notes (11)(17)(22)	Diversified Investment Vehicles, Banking, Finance, Real Estate	0.00%	11/5/24	4,325	2,875	380
MCF CLO I, LLC, Membership Interests (3)(11)(17)(22)	Diversified Investment Vehicles, Banking, Finance, Real Estate	14.23%	4/20/23	38,918	33,268	33,145
MCF CLO III, LLC, Class E Notes (11)(17)	Diversified Investment Vehicles, Banking, Finance, Real Estate	5.07% (3M L+445)	1/20/24	12,750	11,570	10,073
MCF CLO III, LLC, Membership Interests (3)(11)(17)(22)	Diversified Investment Vehicles, Banking, Finance, Real Estate	15.44%	1/20/24	41,900	34,700	31,180
Total Structured Products and Other—9.1% (10)					$143,340	$149,809
Equity
Preferred Equity				Shares
Renewable Funding Group, Inc., Series B Preferred Stock (13)	Energy – Electricity	N/A	N/A	1,505,868	$8,343	$20,459
Renewable Funding Group, Inc., Series D Preferred Stock (13)	Energy – Electricity	N/A	N/A	436,689	5,568	5,933
Total Preferred Equity—1.6% (10)					$13,911	$26,392
Common Equity/Interests				Shares
Generation Brands Holdings, Inc., Basic Common Stock (3)(13)	Consumer Goods – Durable	N/A	N/A	9,007	$—	$9,712
Generation Brands Holdings, Inc., Series 2L Common Stock (3)(13)	Consumer Goods – Durable	N/A	N/A	36,700	11,242	39,572
Generation Brands Holdings, Inc., Series H Common Stock (3)(13)	Consumer Goods – Durable	N/A	N/A	7,500	2,297	8,087
LVI Group Investments, LLC, Common Units (3)(13)	Environmental Industries	N/A	N/A	212,460	17,505	21,486
Pelican Energy, LLC, Membership Interests (13)(17)	Energy – Oil & Gas	N/A	N/A	1,228	1,099	—
Total Common Equity/Interests—4.8% (10)					$32,143	$78,857

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Total Equity—6.4% (10)	$46,054	$105,249
Total Non-Controlled/Affiliated Investments—16.6% (10)	$216,202	$272,558

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Investment	Industry (9)	Interest Rate (20)	Maturity Date	Par (12)	Cost	Fair Value (1)
Controlled Investments (5)
Corporate Debt
Secured Debt
First Lien Secured Debt
First Lien Secured Debt (excluding Revolvers and Letters of Credit)
Solarplicity Group Limited (17)	Energy – Electricity	12.50% Cash (12.50% PIK Toggle)	11/30/22	£114,670	$171,034	$163,034
Total First Lien Secured Debt (excluding Revolvers and Letters of Credit)—9.9% (10)					$171,034	$163,034
Revolvers and Letters of Credit
Merx Aviation Finance, LLC, Revolver (16)(23)	Aviation and Consumer Transport	12.00%	10/31/18	$403,084	$403,084	$403,084
Merx Aviation Finance, LLC, Unfunded Revolver (16)(21)(23)	Aviation and Consumer Transport	0.00% Unfunded	10/31/18	96,916	—	—
Merx Aviation Finance, LLC, Letter of Credit (16)(23)	Aviation and Consumer Transport	2.25%	7/13/16	177	—	—
Merx Aviation Finance Assets Ireland Limited, Letter of Credit (16)(23)	Aviation and Consumer Transport	2.25%	9/30/16	1,800	—	—
Merx Aviation Finance Assets Ireland Limited, Letter of Credit (16)(23)	Aviation and Consumer Transport	2.25%	9/30/16	1,800	—	—
Total Revolvers and Letters of Credit—24.5% (10)					$403,084	$403,084
Total First Lien Secured Debt—34.4% (10)					$574,118	$566,118
Second Lien Secured Debt
Miller Energy Resources, Inc.	Energy – Oil & Gas	8.00% Cash (10.00% PIK Toggle)	3/29/21	$25,000	$25,000	$25,000
Total Second Lien Debt—1.5% (10)					$25,000	$25,000
Total Secured Debt—35.9% (10)					$599,118	$591,118
Total Corporate Debt—35.9% (10)					$599,118	$591,118
Equity
Common Equity/Interests				Shares
Dynamic Product Tankers, LLC, Class A Units (17)(24)	Transportation – Cargo, Distribution	N/A	N/A	N/A	$48,106	$48,264
Merx Aviation Finance, LLC, Membership Interests	Aviation and Consumer Transport	N/A	N/A	N/A	64,255	93,714
Miller Energy Resources, Inc., Common Stock (13)	Energy – Oil & Gas	N/A	N/A	5,000,000	30,078	30,078
MSEA Tankers LLC, Class A Units (17)(25)	Transportation – Cargo, Distribution	N/A	N/A	N/A	85,000	84,138
Solarplicity Group Limited, Class B Common Shares (2)(13)(17)	Energy – Electricity	N/A	N/A	2,825	2,472	6,665
Total Common Equity/Interests—16.0% (10)					$229,911	$262,859
Total Equity—16.0% (10)					$229,911	$262,859
Total Controlled Investments—51.9% (10)					$829,029	$853,977

Total Investments—177.3% (6)(7)(10)					$3,098,127	$2,916,829

Liabilities in Excess of Other Assets—(77.3)% (10)						$(1,271,248)
Net Assets—100.0%						$1,645,581
____________________

(1)	Fair value is determined in good faith by or under the direction of the Board of Directors of the Company (Note 2).

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

(2)	Solarplicity Group Limited is a GBP denominated equity investment.

(3)
Denotes investments in which the Company owns greater than 25% of the equity, where the governing documents of each entity preclude the Company from exercising a controlling influence over the management or policies of such entity. The Company does not have the right to elect or appoint more than 25% of the directors or another party has the right to elect or appoint more directors than the Company and has the right to appoint certain members of senior management. Therefore, the Company has determined that these entities are not controlled affiliates. As of March 31, 2016, we had a 28%, 100%, 26%, 32%, 32%, 36%, 97%, and 98% equity ownership interest in Generation Brands Holdings, Inc.; Golden Bear Warehouse, LLC; Highbridge Loan Management, Ltd.; Ivy Hill Middle Market Credit Fund IX, Ltd.; Ivy Hill Middle Market Credit Fund X, Ltd.; LVI Group Investments, LLC; MCF CLO I, LLC; and MCF CLO III, LLC, respectively.

(4)
Denotes investments in which we are an “Affiliated Person,” as defined in the 1940 Act, due to holding the power to vote or owning 5% or more of the outstanding voting securities of the investment but not controlling the company. Fair value as of March 31, 2015 and March 31, 2016 along with transactions during the year ended March 31, 2016 in these Affiliated investments are as follows:

Name of Issue	Fair Value at March 31, 2015	Gross Additions (Cost) ●	Gross Reductions (Cost) ■	Net Change in Unrealized Gains (Losses)	Fair Value at March 31, 2016	Net Realized Losses	Interest/Dividend/Other Income
AMP Solar (UK) Limited, Class A Preference Shares	$65,171	$67,313	$(133,668)	$1,184	$—	$(1,575)	$7,375
AMP Solar Group, Inc., Class A Common Unit	3,500	2,500	(6,000)	—	—	—	—
Generation Brands Holdings, Inc., Basic Common Stock	6,699	—	—	3,013	9,712	—	—
Generation Brands Holdings, Inc., Series 2L Common Stock	27,294	—	—	12,278	39,572	—	—
Generation Brands Holdings, Inc., Series H Common Stock	5,578	—	—	2,509	8,087	—	—
Golden Bear Warehouse LLC, Equity	6,833	51,574	(22,899)	14,109	49,617	—	1,318
Golden Hill CLO I, LLC, Equity	73,587	—	(71,478)	(2,109)	—	—	6,459
Highbridge Loan Management 3-2014, Ltd., Class E Notes	2,121	3	(2,280)	156	—	(67)	34
Highbridge Loan Management 3-2014, Ltd., Subordinated Notes	6,722	—	(990)	(757)	4,975	—	823
Ivy Hill Middle Market Credit Fund IX, Ltd., Subordinated Notes	11,375	—	(1,194)	(464)	9,717	—	1,704
Ivy Hill Middle Market Credit Fund X, Ltd., Subordinated Notes	—	12,457	(167)	(1,568)	10,722	—	1,099
Jamestown CLO I Ltd., Subordinated Notes	3,698	—	(557)	(2,761)	380	—	175
LVI Group Investments, LLC, Common Units	8,669	—	—	12,817	21,486	—	263
MCF CLO I, LLC, Membership Interests	38,490	—	(1,820)	(3,525)	33,145	—	6,538
MCF CLO III, LLC, Class E Notes	11,220	114	—	(1,261)	10,073	—	738
MCF CLO III, LLC, Membership Interests	38,984	—	(2,257)	(5,547)	31,180	—	6,336
Pelican Energy, LLC, First Lien Term Loan	—	27,524	(716)	(9,308)	17,500	—	369
Pelican Energy, LLC, Membership Interests	—	1,099	—	(1,099)	—	—	—
Renewable Funding Group, Inc., Promissory Note due 9/30/15	1,000	—	(1,000)	—	—	—	—
Renewable Funding Group, Inc., Promissory Note due 6/3/16	—	2,068	(2,068)	—	—	—	53
Renewable Funding Group, Inc., Series B Preferred Stock	9,309	—	882	10,268	20,459	—	—
Renewable Funding Group, Inc., Series D Preferred Stock	—	5,568	—	365	5,933	—	—
Slater Mill Loan Fund LP, LP Certificates	6,968	—	(5,754)	(1,214)	—	(3,912)	573
	$327,218	$170,220	$(251,966)	$27,086	$272,558	$(5,554)	$33,857
____________________

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

● Gross additions includes increases in the cost basis of investments resulting from new portfolio investments, payment-in-kind interest or dividends, the accretion of discounts, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.
■ Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the amortization of premiums, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

(5)
Denotes investments in which we are deemed to exercise a controlling influence over the management or policies of a company, as defined in the 1940 Act, due to beneficially owning, either directly or through one or more controlled companies, more than 25% of the outstanding voting securities of the investment. Fair value as of March 31, 2015 and March 31, 2016 along with transactions during the year ended March 31, 2016 in these Controlled investments are as follows:

Name of Issue	Fair Value at March 31, 2015	Gross Additions (Cost) ●	Gross Reductions (Cost) ■	Net Change in Unrealized Gains (Losses)	Fair Value at March 31, 2016	Net Realized Losses	Interest/Dividend/Other Income
Dynamic Product Tankers, LLC, Class A Units	$—	$48,150	$(44)	$158	$48,264	$—	$5,785
Merx Aviation Finance, LLC, Revolver	352,084	51,000	—	—	403,084	—	43,703
Merx Aviation Finance, LLC, Unfunded Revolver	—	—	—	—	—	—	—
Merx Aviation Finance, LLC, Letter of Credit	—	—	—	—	—	—	—
Merx Aviation Finance, LLC, Membership Interests	165,172	—	(87,828)	16,370	93,714	—	5,400
Merx Aviation Finance Assets Ireland Limited, Letter of Credit	—	—	—	—	—	—	10
Merx Aviation Finance Assets Ireland Limited, Letter of Credit	—	—	—	—	—	—	10
Miller Energy Resources, Inc., Second Lien Term Loan	—	25,000	—	—	25,000	—	14
Miller Energy Resources, Inc., Common Stock	—	30,078	—	—	30,078	—	—
MSEA Tankers LLC, Class A Units	33,000	52,000	—	(862)	84,138	—	8,598
PlayPower Holdings, Inc., Common Stock	55,900	—	(77,722)	21,822	—	(39,736)	63
PlayPower Holdings, Inc., Series A Preferred	59,411	1,891	(61,302)	—	—	—	1,869
Solarplicity Group Limited, First Lien Term Loan	—	171,035	—	(8,001)	163,034	—	7,378
Solarplicity Group Limited, Class B Common Shares	—	2,472	—	4,193	6,665	—	—
	$665,567	$381,626	$(226,896)	$33,680	$853,977	$(39,736)	$72,830
____________________
● Gross additions includes increases in the cost basis of investments resulting from new portfolio investments, payment-in-kind interest or dividends, the accretion of discounts, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.
■ Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the amortization of premiums, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.
As of March 31, 2016, the Company had a 85%, 100%, 49%, 98% and 28% equity ownership interest in Dynamic Product Tankers, LLC; Merx Aviation Finance, LLC; Miller Energy Resources, Inc.; MSEA Tankers, LLC; and Solarplicity Group Limited, respectively.

(6)	Aggregate gross unrealized gain and loss for federal income tax purposes is $279,370 and $387,492, respectively. Net unrealized loss is $108,122 based on a tax cost of $3,024,951.

(7)
Substantially all securities are pledged as collateral to our multi-currency revolving credit facility (the “Senior Secured Facility” as defined in Note 6). As such, these securities are not available as collateral to our general creditors.

(8)	The negative fair value is the result of the commitment being valued below par.

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

(9)	As a result of the amendment of our Senior Secured Facility on April 24, 2015, the industry classifications were updated in the Schedule of Investments as of March 31, 2016.

(10)	The percentage is calculated over net assets.

(11)
These securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions that are exempt from registration, normally to qualified institutional buyers.

(12)	Denominated in USD unless otherwise noted, Euro (“€”), British Pound (“£”), and Canadian Dollar (“C$”).

(13)	Non-income producing security.

(14)	Non-accrual status (Note 2).

(15)
The investment has a put option attached to it and the combined instrument has been recorded in its entirety at fair value as a hybrid instrument in accordance with ASC 815-15-25-4 with subsequent changes in fair value charged or credited to investment gains/losses for each period.

(16)
Denotes debt securities where the Company owns multiple tranches of the same broad asset type but whose security characteristics differ. Such differences may include level of subordination, call protection and pricing, and differing interest rate characteristics, among other factors. Such factors are usually considered in the determination of fair values.

(17)
Investments that the Company has determined are not “qualifying assets” under Section 55(a) of the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. The Company monitors the status of these assets on an ongoing basis.

(18)	In addition to the interest earned based on the stated rate of this loan, the Company may be entitled to receive additional interest as a result of its arrangement with other lenders in a syndication.

(19)	This investment represents a leveraged subordinated interest in a trust that holds one foreign currency denominated bond and a derivative instrument.

(20)
Generally, the interest rate on variable interest rate investments is at benchmark rate plus spread. The borrower has an option to choose the benchmark rate, such as the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate (“EURIBOR”), the federal funds rate or the prime rate. The spread may change based on the type of rate used. The terms in the Schedule of Investments disclose the actual interest rate in effect as of the reporting period. LIBOR loans are typically indexed to 30-day, 90-day, 180-day or 360-day LIBOR rates (1M L, 3M L, 6M L or 12M L, respectively), at the borrower’s option. Both LIBOR and prime loans may be subject to interest floors. As of March 31, 2016, rates for 1M L, 3M L, 6M L and 12M L are 0.43725%, 0.6286%, 0.8997% and 1.2134%, respectively.

(21)	The rates associated with these undrawn committed revolvers and delayed draw term loans represent rates for commitment and unused fees.

(22)
The collateralized loan obligation (“CLO”) equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The current estimated yield is based on the current projections of this excess cash flow taking into account assumptions such as expected prepayments, losses and future reinvestment rates. These assumptions are periodically reviewed and adjusted. Ultimately, the actual yield may be higher or lower than the estimated yield if actual results differ from those used for the assumptions.

(23)
As of March 31, 2016, the Company had the following commitments to fund various revolving and delayed draw senior secured and subordinated loans, including commitments to issue letters of credit through a financial intermediary on behalf of certain portfolio companies. Such commitments are subject to the satisfaction of certain conditions set forth in the documents governing these loans and letters of credit and there can be no assurance that such conditions will be satisfied. See Note 8 to the financial statements for further information on revolving and delayed draw loan commitments, including commitments to issue letters of credit, related to certain portfolio companies.

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Portfolio Company	Total Commitment	Drawn Commitment	Letters of Credit	Undrawn Commitment
Alliant Holdings	$15,000	$3,750	$109	$11,141
Canacol Energy Ltd.	100,000	75,000	—	25,000
Confie Seguros Holding II Co.	4,500	1,620	124	2,756
LabVantage Solutions Limited	3,915	—	—	3,915
Merx Aviation Finance, LLC	177	—	177	—
Merx Aviation Finance Assets Ireland Limited	3,600	—	3,600	—
Miller Energy Resources, Inc.	10,000	—	—	10,000
My Alarm Center, LLC	19,123	10,639	—	8,484
Osage Exploration & Development, Inc.	1,400	400	—	1,000
Tibco Software Inc.	6,000	—	—	6,000
Transfirst Holdings, Inc.	3,000	—	51	2,949
UniTek Global Services Inc.	15,662	—	10,662	5,000
Total Commitments	$182,377	$91,409	$14,723	$76,245

(24)
As of March 31, 2016, Dynamic Product Tankers, LLC has various classes of limited liability interests outstanding of which Company holds Class A-1 and Class A-3 units which are identical except that Class A-1 unit is voting and Class A-3 unit is non-voting. The units entitle the Company to appoint three out of five managers to the board of managers.

(25)
As of March 31, 2016, MSEA Tankers, LLC has various classes of limited liability interests outstanding of which the Company holds Class A-1 and Class A-2 units which are identical except that Class A-1 unit is voting and Class A-2 unit is non-voting. The units entitle the Company to appoint two out of three managers to the board of managers.

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
SCHEDULE OF INVESTMENTS
March 31, 2016
(In thousands, except share data)

Industry Classification	Percentage of Total Investments (at Fair Value) as of March 31, 2016
Aviation and Consumer Transport	17.0%
Business Services	16.1%
Diversified Investment Vehicles, Banking, Finance, Real Estate	12.4%
Energy – Oil & Gas	11.9%
Transportation – Cargo, Distribution	9.4%
Energy – Electricity	7.0%
High Tech Industries	5.4%
Consumer Goods – Durable	2.9%
Chemicals, Plastics & Rubber	2.5%
Hotel, Gaming, Leisure, Restaurants	2.4%
Insurance	2.1%
Telecommunications	1.9%
Containers, Packaging & Glass	1.7%
Consumer Services	1.2%
Healthcare & Pharmaceuticals	1.1%
Utilities – Electric	1.1%
Food & Grocery	0.8%
Education	0.8%
Environmental Industries	0.7%
Aerospace & Defense	0.5%
Manufacturing, Capital Equipment	0.5%
Broadcasting & Subscription	0.4%
Metals & Mining	0.1%
Retail	0.1%
Media – Diversified & Production	0.0%
Total Investments	100.0%

See notes to financial statements.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Note 1. Organization
Apollo Investment Corporation (the “Company,” “Apollo Investment,” “AIC,” “we,” “us,” or “our”), a Maryland corporation incorporated on February 2, 2004, is a closed-end, externally managed, non-diversified management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). In addition, for tax purposes we have elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). We commenced operations on April 8, 2004 receiving net proceeds of $870,000 from our initial public offering by selling 62 million shares of common stock at a price of $15.00 per share. Since then, and through September 30, 2016, we have raised approximately $2,210,067 in net proceeds from additional offerings of common stock and repurchased common stock for $86,780.
Apollo Investment Management, L.P. (the “Investment Adviser” or “AIM”) is our investment adviser and an affiliate of Apollo Global Management, LLC and its consolidated subsidiaries (“AGM”). The Investment Adviser, subject to the overall supervision of our Board of Directors, manages the day-to-day operations of and provides investment advisory services to the Company.
Apollo Investment Administration, LLC (the “Administrator” or “AIA”), an affiliate of AGM, provides, among other things, administrative services and facilities for the Company. Furthermore, AIA provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance.
Our investment objective is to generate current income and capital appreciation. We invest primarily in various forms of debt investments, including secured and unsecured debt, loan investments, and/or equity in private middle-market companies. We may also invest in the securities of public companies and in structured products and other investments such as collateralized loan obligations (“CLOs”) and credit-linked notes (“CLNs”). Our portfolio is comprised primarily of investments in debt, including secured and unsecured debt of private middle-market companies that, in the case of senior secured loans, generally are not broadly syndicated and whose aggregate tranche size is typically less than $250 million. Our portfolio also includes equity interests such as common stock, preferred stock, warrants or options.
Note 2. Significant Accounting Policies
The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) pursuant to the requirements on Form 10-Q, ASC 946, Financial Services — Investment Companies (“ASC 946”), and Articles 6, 10 and 12 of Regulation S-X. In the opinion of management, all adjustments, which are of a normal recurring nature, considered necessary for the fair presentation of the financial statements for the periods presented, have been included.
Under the 1940 Act, ASC 946, and the regulations pursuant to Article 6 of Regulation S-X, we are precluded from consolidating any entity other than another investment company or an operating company which provides substantially all of its services to benefit us. Consequently, as of September 30, 2016, the Company did not consolidate any subsidiary, controlled entity or any special purpose entities through which the special purpose entity acquires and holds investments subject to financing with third parties.
These financial statements should be read in conjunction with the audited financial statements and accompanying notes included in our Annual Report on Form 10-K for the year ended March 31, 2016.
During the three months ended September 30, 2016, we identified that $21,155 of realized loss recorded in the prior quarter should have remained in unrealized loss in connection with the restructuring of an investment. As such, we plan to revise the prior quarter’s financial statement when next presented by reducing realized loss, increasing change in unrealized loss and increasing the cost basis of the investment by such amount. The immaterial misstatement did not impact prior quarter’s net investment income, net realized and change in unrealized (gains) losses, net increase (decrease) in net assets resulting from operations, or the Statement of Assets and Liabilities. The operating results for the three and six months ended September 30, 2016 also were not impacted.
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of income, expenses, gains and losses during the reported periods. Changes in the economic environment, financial markets, credit worthiness of our portfolio companies and any other parameters used in determining these estimates could cause actual results to differ materially.

Cash and Cash Equivalents
The Company defines cash equivalents as securities that are readily convertible into known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only securities with a maturity of three months or less from the date of purchase would qualify, with limited exceptions. The Company deems that certain U.S. Treasury bills, repurchase agreements, and other high-quality, short-term debt securities would qualify as cash equivalents.
Cash and cash equivalents are carried at cost which approximates fair value. There were no cash equivalents held as of September 30, 2016 and March 31, 2016.
Investment Transactions
Investments are recognized when we assume an obligation to acquire a financial instrument and assume the risks for gains and losses related to that instrument. Investments are derecognized when we assume an obligation to sell a financial instrument and forego the risks for gains or losses related to that instrument. Specifically, we record all security transactions on a trade date basis. Amounts for investments recognized or derecognized but not yet settled are reported as receivables for investments sold and payables for investments purchased, respectively, in the Statements of Assets and Liabilities.
Fair Value Measurements
The Company follows guidance in ASC 820, Fair Value Measurement (“ASC 820”), where fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined within a framework that establishes a three-tier hierarchy which maximizes the use of observable market data and minimizes the use of unobservable inputs to establish a classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, such as the risk inherent in a particular valuation technique used to measure fair value using a pricing model and/or the risk inherent in the inputs for the valuation technique. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the information available. The inputs or methodology used for valuing assets or liabilities may not be an indication of the risks associated with investing in those assets or liabilities.
ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:
Level 1: Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.
Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.
Level 3: Unobservable inputs for the asset or liability.
In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment. The level assigned to the investment valuations may not be indicative of the risk or liquidity associated with investing in such investments. Because of the inherent uncertainties of valuation, the values reflected in the financial statements may differ materially from the values that would be received upon an actual disposition of such investments.

Investment Valuation Process
Under procedures established by our Board of Directors, we value investments, including certain secured debt, unsecured debt and other debt securities with maturities greater than 60 days, for which market quotations are readily available, at such market quotations (unless they are deemed not to represent fair value). We attempt to obtain market quotations from at least two brokers or dealers (if available, otherwise from a principal market maker, primary market dealer or other independent pricing service). We utilize mid-market pricing as a practical expedient for fair value unless a different point within the range is more representative. If and when market quotations are unavailable or are deemed not to represent fair value, we typically utilize independent third party valuation firms to assist us in determining fair value. Accordingly, such investments go through our multi-step valuation process as described below. In each case, our independent third party valuation firms consider observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations for such investments. Investments purchased within 15 business days before the valuation date and debt investments with remaining maturities of 60 days or less may each be valued at cost with interest accrued or discount amortized to the date of maturity (although they are typically valued at available market quotations), unless such valuation, in the judgment of our Investment Adviser, does not represent fair value. In this case such investments shall be valued at fair value as determined in good faith by or under the direction of our Board of Directors including using market quotations where available. Investments that are not publicly traded or whose market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of our Board of Directors. Such determination of fair values may involve subjective judgments and estimates.
With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our Board of Directors has approved a multi-step valuation process each quarter, as described below:

1.	Our quarterly valuation process begins with each investment being initially valued by the investment professionals of our Investment Adviser who are responsible for the investment.

2.	Preliminary valuation conclusions are then documented and discussed with senior management of our Investment Adviser.

3.
Independent valuation firms are engaged by our Board of Directors to conduct independent appraisals by reviewing our Investment Adviser’s preliminary valuations and then making their own independent assessment.

4.
The Audit Committee of the Board of Directors reviews the preliminary valuation of our Investment Adviser and the valuation prepared by the independent valuation firms and responds, if warranted, to the valuation recommendation of the independent valuation firms.

5.
The Board of Directors discusses valuations and determines in good faith the fair value of each investment in our portfolio based on the input of our Investment Adviser, the applicable independent valuation firm, and the Audit Committee of the Board of Directors.

Investments in all asset classes are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, seniority of investment in the investee company’s capital structure, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, our principal market (as the reporting entity) and enterprise values, among other factors. When readily available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process. During the six months ended September 30, 2016, there were no significant changes to the Company’s valuation techniques and related inputs considered in the valuation process.

Valuation of Other Financial Assets and Financial Liabilities
ASC 825, Financial Instruments, permits an entity to choose, at specified election dates, to measure certain assets and liabilities at fair value (the “Fair Value Option”). We have not elected the Fair Value Option to report selected financial assets and financial liabilities. Debt issued by the Company is reported at amortized cost (see Note 6). The carrying value of all other financial assets and liabilities approximates fair value due to their short maturities or their close proximity of the originations to the measurement date.
Realized Gains or Losses
Security transactions are accounted for on a trade date basis. Realized gains or losses on investments are calculated by using the specific identification method. Securities that have been called by the issuer are recorded at the call price on the call effective date at the call price.
Investment Income Recognition
The Company records interest and dividend income, adjusted for amortization of premium and accretion of discount, on an accrual basis. Some of our loans and other investments, including certain preferred equity investments, may have contractual payment-in-kind (“PIK”) interest or dividends. PIK income computed at the contractual rate is accrued into income and reflected as receivable up to the capitalization date. PIK investments offer issuers the option at each payment date of making payments in cash or in additional securities. When additional securities are received, they typically have the same terms, including maturity dates and interest rates as the original securities issued. On these payment dates, the Company capitalizes the accrued interest or dividends receivable (reflecting such amounts as the basis in the additional securities received). PIK generally becomes due at maturity of the investment or upon the investment being called by the issuer. At the point the Company believes PIK is not fully expected to be realized, the PIK investment will be placed on non-accrual status. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest or dividends are reversed from the related receivable through interest or dividend income, respectively. The Company does not reverse previously capitalized PIK interest or dividends. Upon capitalization, PIK is subject to the fair value estimates associated with their related investments. PIK investments on non-accrual status are restored to accrual status if the Company believes that PIK is expected to be realized.
Investments that are expected to pay regularly scheduled interest and/or dividends in cash are generally placed on non-accrual status when principal or interest/dividend cash payments are past due 30 days or more and/or when it is no longer probable that principal or interest/dividend cash payments will be collected. Such non-accrual investments are restored to accrual status if past due principal and interest or dividends are paid in cash, and in management’s judgment, are likely to continue timely payment of their remaining interest or dividend obligations. Interest or dividend cash payments received on non-accrual designated investments may be recognized as income or applied to principal depending upon management’s judgment.
Loan origination fees, original issue discount (“OID”), and market discounts are capitalized and accreted into interest income over the respective terms of the applicable loans using the effective interest method or straight-line, as applicable. Upon the prepayment of a loan, prepayment premiums, any unamortized loan origination fees, OID, or market discounts are recorded as interest income. Other income generally includes amendment fees, bridge fees, and structuring fees which are recorded when earned.
The Company records as dividend income the accretable yield from its beneficial interests in structured products such as CLOs based upon a number of cash flow assumptions that are subject to uncertainties and contingencies. Such assumptions include the rate and timing of principal and interest receipts (which may be subject to prepayments and defaults) of the underlying pool of assets. These assumptions are updated on at least a quarterly basis to reflect changes related to a particular security, actual historical data, and market changes. A structured product investment typically has an underlying pool of assets. Payments on structured product investments are and will be payable solely from the cash flows from such assets. As such, any unforeseen event in these underlying pools of assets might impact the expected recovery of principal and future accrual of income.
Expenses
Expenses include management fees, performance-based incentive fees, insurance expenses, administrative service fees, legal fees, directors’ fees, audit and tax service expenses, third-party valuation fees and other general and administrative expenses. Expenses are recognized on an accrual basis.

Financing Costs
The Company records expenses related to shelf filings and applicable offering costs as deferred financing costs in the Statements of Assets and Liabilities. To the extent such expenses relate to equity offerings, these expenses are charged as a reduction of capital upon utilization, in accordance with ASC 946-20-25, or charged to expense if no offering is completed.
The Company records origination and other expenses related to its debt obligations as deferred financing costs. The deferred financing cost for all outstanding debt is presented as a direct deduction from the carrying amount of the related debt liability, except that incurred under the Senior Secured Facility (as defined in Note 6), which the Company will continue to present as an asset on the Statements of Assets and Liabilities. These expenses are deferred and amortized as part of interest expense using the straight-line method over the stated life of the obligation which approximates the effective yield method.
Foreign Currency Translations
The accounting records of the Company are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars based on the foreign exchange rate on the date of valuation. The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. The Company’s investments in foreign securities may involve certain risks, including without limitation: foreign exchange restrictions, expropriation, taxation or other political, social or economic risks, all of which could affect the market and/or credit risk of the investment. In addition, changes in the relationship of foreign currencies to the U.S. dollar can significantly affect the value of these investments and therefore the earnings of the Company.
Dividends and Distributions
Dividends and distributions to common shareholders are recorded as of the ex-dividend date. The amount to be paid out as dividends is determined by the Board of Directors each quarter. Net realized capital gains, if any, are generally distributed or deemed distributed at least annually.
Share Repurchases
In connection with the Company’s share repurchase program, the cost of shares repurchased is charged to net assets on the trade date.
Federal and State Income Taxes
We have elected to be treated as a RIC under the Code and operate in a manner so as to qualify for the tax treatment applicable to RICs. To qualify as a RIC, the Company must (among other requirements) meet certain source-of-income and asset diversification requirements and timely distribute to its shareholders at least 90% of its investment company taxable income as defined by the Code, for each year. The Company (among other requirements) has made and intends to continue to make the requisite distributions to its shareholders, which will generally relieve the Company from corporate-level income taxes. For income tax purposes, distributions made to shareholders are reported as ordinary income, capital gains, non-taxable return of capital, or a combination thereof. The tax character of distributions paid to shareholders through September 30, 2016 may include return of capital, however, the exact amount cannot be determined at this point. The final determination of the tax character of distributions will not be made until we file our tax return for the tax year ending March 31, 2017. The character of income and gains that we will distribute is determined in accordance with income tax regulations that may differ from GAAP. Book and tax basis differences relating to shareholder dividend and distributions and other permanent book and tax difference are reclassified to paid-in capital.
If we do not distribute (or are not deemed to have distributed) at least 98% of our annual ordinary income and 98.2% of our capital gains in the calendar year earned, we will generally be required to pay excise tax equal to 4% of the amount by which 98% of our annual ordinary income and 98.2% of our capital gains exceed the distributions from such taxable income for the year. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such taxable income, we accrue excise taxes, if any, on estimated undistributed taxable income.

If we fail to satisfy the annual distribution requirement or otherwise fail to qualify as a RIC in any taxable year, we would be subject to tax on all of our taxable income at regular corporate rates. Distribution would generally be taxable to our individual and other non-corporate taxable shareholders as ordinary dividend income eligible for the reduced maximum rate applicable to qualified dividend income to the extent of our current and accumulated earnings and profits provided certain holding period and other requirements are met. Subject to certain limitation under the Code, corporate distributions would be eligible for the dividend-received deduction. To qualify again to be taxed as a RIC in a subsequent year, we would be required to distribute to our shareholders our accumulated earnings and profits payable by us as an additional tax. In addition, if we failed to qualify as a RIC for a period greater than two taxable years, then, in order to qualify as a RIC in a subsequent year, we would be required to elect to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if we had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of up to ten years.
We follow ASC 740, Income Taxes (“ASC 740”). ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. As of September 30, 2016, there were no uncertain tax positions. Management’s determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof. Although we file both federal and state income tax returns, our major tax jurisdiction is federal. Our tax returns for each of our federal tax years since 2013 remain subject to examination by the Internal Revenue Service.
Derivative Instruments
The Company may make investments in derivative instruments. The derivative instruments are fair valued with changes to the fair value reflected in net unrealized gain/loss during the reporting period and recorded within realized gain/loss upon exit and settlement of the contract. The accrual of periodic payment settlements is recorded in net change in unrealized gain/loss and subsequently recorded as net realized gain or loss on the interest settlement date.
The Company may enter into forward exchange contracts in order to hedge against foreign currency risk. These contracts are marked-to-market by recognizing the difference between the contract exchange rate and the current market rate as unrealized gain or loss. Realized gains or losses are recognized when contracts are settled.
Accounting Standards Adopted in Fiscal Year 2017
In April 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). This guidance requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability (i.e., versus being capitalized as an asset and amortized as required under previous guidance), consistent with the presentation of debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by this guidance (i.e., debt issuance costs will continue to be amortized as an increase to interest expense). In addition, in August 2015, the FASB issued ASU 2015-15, Interest-Imputation of Interest (Subtopic 835-30) (“ASU 2015-15”). This guidance reiterates that the Securities and Exchange Commission (the “SEC”) would not object to an entity deferring and presenting debt issuance costs related to a line of credit arrangement as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line of credit arrangement, regardless of whether there are any outstanding borrowings. ASU 2015-03 and ASU 2015-15 are effective for interim and annual reporting periods in fiscal years beginning after December 15, 2015. As of April 1, 2016, the Company adopted ASU 2015-03 and ASU 2015-15 to simplify the presentation of debt issuance costs for all outstanding debt, except that incurred under our Senior Secured Facility (as defined in Note 6), which the Company will continue to present as an asset on our Statements of Assets and Liabilities. The balance sheet as of March 31, 2016 has been adjusted to apply the change in accounting principle retrospectively. The debt issuance cost that is now presented as a reduction from the carrying value of the related debt as of March 31, 2016 is $14,649. The adoption of ASU 2015-03 and 2015-15 had no material impact on the Company’s net asset value, results of operations or cash flows.

Recent Accounting Pronouncements
In May 2014, the FASB issued guidance to establish a comprehensive and converged standard on revenue recognition to enable financial statement users to better understand and consistently analyze an entity’s revenue across industries, transactions, and geographies. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The new guidance also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The new guidance requires improved disclosures to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. Qualitative and quantitative information is required to be disclosed about: (1) contracts with customers, (2) significant judgments and changes in judgments, and (3) assets recognized from costs to obtain or fulfill a contract. The new guidance will apply to all entities. In August 2015, the FASB approved a one-year deferral of the effective date of the new revenue guidance. The amended guidance permits public business entities to apply the new revenue guidance to interim reporting periods within annual reporting periods beginning after December 15, 2017 (i.e., beginning in the first interim period within the year of adoption). Public business entities would be permitted to apply the new revenue guidance early, but not before the original public business entity effective date (i.e., annual periods beginning after December 15, 2016). Public business entities choosing this option will apply the new revenue guidance to all interim reporting periods within the year of adoption. The Company is in the process of evaluating the impact that this new guidance will have on its financial statements.
In August 2014, the FASB issued guidance regarding management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new guidance requires that management evaluate each annual and interim reporting period whether conditions exist that give rise to substantial doubt about the entity’s ability to continue as a going concern within one year from the financial statement issuance date, and if so, provide related disclosures. Disclosures are only required if conditions give rise to substantial doubt, whether or not the substantial doubt is alleviated by management’s plans. No disclosures are required specific to going concern uncertainties if an assessment of the conditions does not give rise to substantial doubt. Substantial doubt exists when conditions and events, considered in the aggregate, indicate that it is probable that a company will be unable to meet its obligations as they become due within one year after the financial statement issuance date. If substantial doubt is alleviated as a result of the consideration of management’s plans, a company should disclose information that enables users of financial statements to understand all of the following (or refer to similar information disclosed elsewhere in the footnotes): (1) principal conditions that initially give rise to substantial doubt, (2) management’s evaluation of the significance of those conditions in relation to the company’s ability to meet its obligations, and (3) management’s plans that alleviated substantial doubt. If substantial doubt is not alleviated after considering management’s plans, disclosures should enable investors to understand the underlying conditions, and include the following: (1) a statement indicating that there is substantial doubt about the company’s ability to continue as a going concern within one year after the issuance date, (2) the principal conditions that give rise to substantial doubt, (3) management’s evaluation of the significance of those conditions in relation to the company’s ability to meet its obligations, and (4) management plans that are intended to mitigate the adverse conditions. The new guidance applies to all companies. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2016. Early adoption is permitted. This guidance is not expected to have an impact on the financial statements of the Company.
In March 2016, the FASB issued guidance that amends the principal versus agent considerations for reporting revenue gross versus net. The amended guidance affects entities that enter into contracts with customers to transfer goods or services in exchange for consideration. Under the amended guidance, when another party is involved in providing goods or services to a customer, an entity must determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party (that is, the entity is an agent). An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The amended guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. The amended guidance affects the guidance in the new revenue standard issued in May 2014, which is not yet effective. The effective date and transition requirements for the amended guidance are the same as the effective date and transition requirements for the new revenue standard. The Company is in the process of evaluating the impact that this guidance will have on its financial statements.

In August 2016, the FASB issued guidance intended to reduce diversity in practice in how certain cash receipts and payments are classified in the statement of cash flows, including debt prepayment or extinguishment costs, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, and distributions from certain equity method investees. The guidance is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted. The Company is in the process of evaluating the impact that this guidance will have on its financial statements.

Note 3. Related Party Agreements and Transactions
Investment Advisory Agreement with AIM
The Company has an investment advisory and management agreement with the Investment Adviser (the “Investment Advisory Agreement”) under which AIM receives a fee from the Company, consisting of two components — a base management fee and a performance-based incentive fee.
Base Management Fee
The base management fee is determined by taking the average value of our gross assets, net of the average of any payable for investments at the end of the two most recently completed calendar quarters calculated at an annual rate of 2%.
2017 Management Fee Waiver
Effective April 1, 2016 through March 31, 2017 (the “waiver period”), the Investment Adviser has agreed to waive 25% of its base management fee so that base management fee is reduced from 2% to 1.50%.
Performance-based Incentive Fee
Incentive Fee on Pre-Incentive Fee Net Investment Income
The first part of the incentive fee is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding calendar quarter at an annual rate of 20%. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income including any other fees (other than fees for providing managerial assistance), such as structuring fees, administrative fees, amendment fees, rebate fees, and bridge fees or other fees that we receive from portfolio companies accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, any expenses payable under an administration agreement between the Company and the Administrator, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income does not include any realized capital gains computed net of all realized capital losses and unrealized capital depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to the rate of 1.75% per quarter (7% annualized) (the “performance threshold”). If the resulting incentive fee rate is less than 20% due to the incentive fee waiver discussed below, the percentage at which the Investment Adviser’s 100% catch-up is complete will also be reduced ratably from 2.1875% (8.75% annualized) to as low as 2.06% (8.24% annualized) (“catch-up threshold”).
The Company pays the Investment Adviser an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows: (1) no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the performance threshold; (2) 100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds 1.75% but does not exceed the catch-up threshold in any calendar quarter; and (3) 15% to 20% of the amount of our pre-incentive fee net investment income, if any, that exceeds catch-up threshold in any calendar quarter. These calculations are appropriately prorated for any period of less than three months. The effect of the fee calculation described above is that if pre-incentive fee net investment income is equal to or exceeds catch-up threshold, the Investment Adviser will receive a fee of 15% to 20% of our pre-incentive fee net investment income for the quarter.

2017 Incentive Fee Waiver
Effective April 1, 2016 through March 31, 2017, AIM has agreed to waive up to 25% of its performance-based incentive fee so that the incentive fee on pre-incentive fee net investment income could be accrued at as low a rate as 15% to the extent the Company experiences cumulative net realized and change in unrealized losses during the waiver period (“cumulative net losses”). The inclusion of cumulative net gains and cumulative net losses will be measured on a cumulative basis from April 1, 2016 through the end of each quarter during the waiver period. Any cumulative net gains will result in a dollar for dollar increase in the incentive fee payable up to a maximum rate of 20% and any cumulative net losses will result in a dollar for dollar decrease in the incentive fee payable down to a minimum rate of 15%.
Incentive Fee on Cumulative Net Realized Gains
The second part of the incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date) and will equal 20% of our cumulative realized capital gains less cumulative realized capital losses, unrealized capital loss (unrealized loss on a gross investment-by-investment basis at the end of each calendar year) and all capital gains upon which prior performance-based capital gains incentive fee payments were previously made to the Investment Adviser. For accounting purposes only, we are required under GAAP to accrue a theoretical capital gains incentive fee based upon net realized capital gains and unrealized capital gain and loss on investments held at the end of each period. The accrual of this theoretical capital gains incentive fee assumes all unrealized capital gain and loss is realized in order to reflect a theoretical capital gains incentive fee that would be payable to the Investment Adviser at each measurement date. There was no accrual for theoretical capital gains incentive fee for the three and six months ended September 30, 2016 and September 30, 2015. It should be noted that a fee so calculated and accrued would not be payable under the Investment Advisers Act of 1940 (the “Advisers Act”) or the Investment Advisory Agreement, and would not be paid based upon such computation of capital gains incentive fees in subsequent periods. Amounts actually paid to the Investment Adviser will be consistent with the Advisers Act and formula reflected in the Investment Advisory Agreement which specifically excludes consideration of unrealized capital gain.
Management Fee and Incentive Fee Waivers Prior to April 1, 2016
Effective April 2, 2012 through March 31, 2016, AIM has agreed to voluntarily waive the management fees and incentive fees on the common shares issued on April 2, 2012 and May 20, 2013. The Investment Adviser has also entered into an investment sub-advisory agreement with CION Investment Corporation (“CION”) (the “Sub-Advisory Agreement”) under which AIM receives management and incentive fees from CION in connection with the investment advisory services provided. For the period between April 1, 2014 and March 31, 2016, the Investment Adviser has agreed to waive all base management fees receivable under the Investment Advisory Agreement with the Company in the amount equal to the amount actually received by AIM from CION less the fully allocated incremental expenses accrued by AIM. The Sub-Advisory Agreement is subject to renewal annually and was last renewed in December 2015.
Deferred Payment of Certain Incentive Fees
For the period between April 1, 2013 and March 31, 2017, AIM has agreed to be paid the portion of the incentive fee that is attributable to interest or dividend income on PIK securities when the Company receives such interest or dividend income in cash. The accrual of incentive fee shall be reversed if such interest or dividend income is written off or determined to be no longer realizable. Upon payment of the deferred incentive fee, AIM will also receive interest on the deferred incentive fee at an annual rate of 3.25% for the period between the date in which the incentive fee is earned and the date of payment.
For the three and six months ended September 30, 2016, the Company recognized $13,302 and $27,700, respectively, of management fees, and $1,943 and $10,393, respectively, of incentive fees before impact of waived fees. For the three and six months ended September 30, 2015, the Company recognized $16,727 and $34,079, respectively, of management fees, and $10,774 and $22,641, respectively, of incentive fees before impact of waived fees. For the three and six months ended September 30, 2016, management fees waived were $3,327 and $6,926, respectively, and incentive fees waived were $1,975 and $4,093, respectively. For the three and six months ended September 30, 2015, management fees waived were $3,425 and $6,578, respectively, and incentive fees waived were $1,297 and $2,659, respectively.
As of September 30, 2016 and March 31, 2016, management and performance-based incentive fees payable were $22,350 and $31,124, respectively.

For the six months ended September 30, 2016 and September 30, 2015, the amount of incentive fees on PIK income for which payments have been deferred were $1,877 and $2,484, respectively. During the three months ended September 30, 2016, the Company reversed $5,958 of the deferred incentive fee payable related to PIK income which was deemed to be no longer realizable. The cumulative incentive fee on PIK income included in management and performance-based incentive fee payable line of the Statements of Assets and Liabilities as of September 30, 2016 and March 31, 2016 were $7,491 and $11,824, respectively.
Administration Agreement with AIA
The Company has also entered into an administration agreement with the Administrator (the “Administration Agreement”) under which AIA provides administrative services for the Company. For providing these services, facilities and personnel, the Company reimburses the Administrator for the allocable portion of overhead and other expenses incurred by the Administrator and requested to be reimbursed by the Administrator in performing its obligations under the Administration Agreement. The expenses include rent and the Company’s allocable portion of its Chief Financial Officer, Chief Compliance Officer, Chief Legal Officer, and their respective staffs. For the three and six months ended September 30, 2016, the Company recognized administrative services expense under the Administration Agreement of $2,642 and $4,168, respectively. For the three and six months ended September 30, 2015, the Company recognized administrative services expense under the Administration Agreement of $1,650 and $3,083, respectively. Included in the other liabilities and accrued expenses in the Statements of Assets and Liabilities as of September 30, 2016 and March 31, 2016 is a payable to AIA and its affiliates of $758 and $1,017, respectively, for expenses paid on our behalf.
Merx Aviation Finance, LLC
Merx Aviation Finance, LLC (“Merx”), a wholly-owned portfolio company of the Company, has also entered into an administration agreement with the Administrator (the “Merx Administration Agreement”) under which AIA provides administrative services to Merx. The fee received from Merx by the Company is included in expense reimbursements in the Statements of Operations. For the three and six months ended September 30, 2016, the Company recognized expense reimbursements of $62 and $125, respectively, under the Merx Administration Agreement. For the three and six months ended September 30, 2015, the Company recognized expense reimbursements of $38 and $75, respectively, under the Merx Administration Agreement.
The Company has also entered into an expense reimbursement agreement with Merx Aviation Finance Assets Ireland Limited, an affiliate of Merx, that will reimburse the Company for reasonable out-of-pocket expenses incurred, including any interest, fees or other amounts incurred by the Company in connection with letters of credit issued on its behalf. For the three and six months ended September 30, 2016, the Company recognized expenses that were reimbursed under the expense reimbursement agreement of $22 and $43, respectively. For the three and six months ended September 30, 2015, the Company recognized expenses that were reimbursed under the expense reimbursement agreement of $21 and $42, respectively.
Co-Investment Activity
We may co-invest on a concurrent basis with affiliates of ours, subject to compliance with applicable regulations and our allocation procedures. Certain types of negotiated co-investments may be made only in accordance with the terms of the exemptive order we received from the SEC permitting us to do so. On March 29, 2016, we received an exemptive order from the SEC (the “Order”) permitting us greater flexibility to negotiate the terms of co-investment transactions with certain of our affiliates, including investment funds managed by AIM or its affiliates, subject to the conditions included therein. Under the terms of the Order, a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors must be able to reach certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned, and (2) the transaction is consistent with the interests of our shareholders and is consistent with our Board of Directors’ approved criteria. In certain situations where co-investment with one or more funds managed by AIM or its affiliates is not covered by the Order, the personnel of AIM or its affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. The Order is subject to certain terms and conditions so there can be no assurance that we will be permitted to co-invest with certain of our affiliates other than in the circumstances currently permitted by regulatory guidance and the Order.

Note 4. Earnings Per Share
The following table sets forth the computation of basic and diluted earnings (loss) per share (“EPS”), pursuant to ASC 260-10, for the three and six months ended September 30, 2016 and September 30, 2015:

	Three Months Ended September 30,		Six Months Ended September 30,
	2016	2015	2016	2015
Basic and Diluted Earnings (Loss) Per Share (1)
Net increase (decrease) in net assets resulting from operations	$41,114	$(1,747)	$(972)	$4,644
Weighted average shares outstanding	223,835,344	235,873,005	224,882,304	236,304,806
Basic and diluted earnings (loss) per share	$0.18	$(0.01)	$0.00	$0.02
____________________

(1)
Diluted earnings (loss) per share is calculated using the if-converted method. In applying the if-converted method, conversion is not assumed for purposes of computing diluted EPS if the effect would be anti-dilutive. For the three and six months ended September 30, 2016, the Company did not have any convertible notes. As such, diluted EPS was not applicable. For the three and six months ended September 30, 2015, anti-dilution would total $0.01 and $0.02, respectively.

Note 5. Investments
Fair Value Measurement and Disclosures
The following table shows the composition of our investment portfolio as of September 30, 2016, with the fair value disaggregated into the three levels of the fair value hierarchy in accordance with ASC 820:

			Fair Value Hierarchy
	Cost	Fair Value	Level 1	Level 2	Level 3
First Lien Secured Debt	$1,152,029	$1,060,606	$—	$6,842	$1,053,764
Second Lien Secured Debt	632,606	559,782	—	221,042	338,740
Unsecured Debt	257,204	234,644	—	18,422	216,222
Structured Products and Other	269,474	307,053	—	10,487	296,566
Preferred Equity	89,807	67,602	—	—	67,602
Common Equity/Interests	377,474	316,469	—	—	316,469
Warrants	50,623	2,412	—	—	2,412
Total Investments	$2,829,217	$2,548,568	$—	$256,793	$2,291,775

The following table shows the composition of our investment portfolio as of March 31, 2016, with the fair value disaggregated into the three levels of the fair value hierarchy in accordance with ASC 820:

			Fair Value Hierarchy
	Cost	Fair Value	Level 1	Level 2	Level 3
First Lien Secured Debt	$1,213,315	$1,106,150	$—	$16,994	$1,089,156
Second Lien Secured Debt	899,708	799,752	—	308,264	491,488
Unsecured Debt	279,348	255,823	—	28,601	227,222
Structured Products and Other	322,712	329,602	—	10,072	319,530
Preferred Equity	90,726	68,562	—	—	68,562
Common Equity/Interests	287,492	356,940	—	—	356,940
Warrants	4,826	—	—	—	—
Total Investments	$3,098,127	$2,916,829	$—	$363,931	$2,552,898

The following table shows changes in the fair value of our Level 3 investments during the three months ended September 30, 2016:

	First Lien Secured Debt (2)	Second Lien Secured Debt	Unsecured Debt	Structured Products and Other	Preferred Equity	Common Equity/Interests	Warrants	Total
Fair value as of June 30, 2016	$1,038,255	$458,719	$216,190	$305,400	$67,538	$299,274	$—	$2,385,376
Net realized gains	4	—	—	—	—	—	—	4
Net change in unrealized gains (losses)	605	29,868	(688)	23,014	172	(16,726)	(45,759)	(9,514)
Net amortization on investments	562	264	90	90	—	40	—	1,046
Purchases, including capitalized PIK (3)	71,025	28,112	630	16,301	199	40,631	48,171	205,069
Sales (3)	(56,687)	(160,842)	—	(48,239)	(307)	(6,750)	—	(272,825)
Transfers out of Level 3 (1)	—	(36,857)	—	—	—	—	—	(36,857)
Transfers into Level 3 (1)	—	19,476	—	—	—	—	—	19,476
Fair value as of September 30, 2016	$1,053,764	$338,740	$216,222	$296,566	$67,602	$316,469	$2,412	$2,291,775

Net change in unrealized gains (losses) on Level 3 investments still held as of September 30, 2016	$(6,893)	$(2,167)	$(688)	$24,653	$172	$(37,878)	$(45,759)	$(68,560)
The following table shows changes in the fair value of our Level 3 investments during the six months ended September 30, 2016:

	First Lien Secured Debt (2)	Second Lien Secured Debt	Unsecured Debt	Structured Products and Other	Preferred Equity	Common Equity/Interests	Warrants	Total
Fair value as of March 31, 2016	$1,089,156	$491,488	$227,222	$319,530	$68,562	$356,940	$—	$2,552,898
Net realized gains (losses)	(33,446)	—	—	(1,523)	—	47,285	(2,374)	9,942
Net change in unrealized gains (losses)	12,878	15,381	(4,673)	30,334	(40)	(130,453)	(43,385)	(119,958)
Net amortization on investments	1,363	568	178	176	—	57	—	2,342
Purchases, including capitalized PIK (3)	129,554	37,702	909	27,571	403	112,162	48,171	356,472
Sales (3)	(145,741)	(225,875)	(7,460)	(79,522)	(1,323)	(69,522)	—	(529,443)
Transfers out of Level 3 (1)	—	—	—	—	—	—	—	—
Transfers into Level 3 (1)	—	19,476	46	—	—	—	—	19,522
Fair value as of September 30, 2016	$1,053,764	$338,740	$216,222	$296,566	$67,602	$316,469	$2,412	$2,291,775

Net change in unrealized gains (losses) on Level 3 investments still held as of September 30, 2016	$(30,186)	$(41,024)	$(4,677)	$28,272	$(40)	$(85,429)	$(45,759)	$(178,843)
____________________

(1)
Transfers out of Level 3 are due to an increase in the quantity and reliability of broker quotes obtained and transfers into Level 3 are due to a decrease in the quantity and reliability of broker quotes obtained as assessed by the Investment Adviser. Transfers are assumed to have occurred at the end of the period. There were no transfers between Level 1 and Level 2 fair value measurements during the period shown.

(2)	Includes unfunded commitments measured at fair value of $(2,700).

(3)	Includes reorganizations and restructuring of investments.

The following table shows changes in the fair value of our Level 3 investments during the three months ended September 30, 2015:

	First Lien Secured Debt (2)	Second Lien Secured Debt	Unsecured Debt	Structured Products and Other	Preferred Equity	Common Equity/Interests	Warrants	Total
Fair value as of June 30, 2015	$1,095,901	$490,136	$268,852	$412,564	$128,302	$322,941	$5,573	$2,724,269
Net realized losses	(1,923)	(5)	(21,657)	—	—	(85)	—	(23,670)
Net change in unrealized gains (losses)	(20,579)	(17,458)	10,899	(6,386)	3,454	19,000	(1,246)	(12,316)
Net amortization on investments	1,076	1,164	121	107	—	—	—	2,468
Purchases, including capitalized PIK (3)	24,330	81,845	1,013	18,466	28,352	33,000	—	187,006
Sales (3)	(82,218)	(19,600)	(9,117)	(11,286)	—	(69,728)	—	(191,949)
Transfers out of Level 3 (1)	—	(6,408)	—	—	—	—	—	(6,408)
Transfers into Level 3 (1)	16,252	1,642	68	—	—	—	—	17,962
Fair value as of September 30, 2015	$1,032,839	$531,316	$250,179	$413,465	$160,108	$305,128	$4,327	$2,697,362

Net change in unrealized gains (losses) on Level 3 investments still held as of September 30, 2015	$(24,239)	$(32,227)	$(2,196)	$(6,689)	$3,454	$18,915	$(1,246)	$(44,228)
The following table shows changes in the fair value of our Level 3 investments during the six months ended September 30, 2015:

	First Lien Secured Debt (2)	Second Lien Secured Debt	Unsecured Debt	Structured Products and Other	Preferred Equity	Common Equity/Interests	Warrants	Total
Fair value as of March 31, 2015	$1,016,030	$512,110	$351,971	$374,368	$165,101	$329,800	$5,571	$2,754,951
Net realized gains (losses)	(2,048)	14	(40,602)	(67)	—	(39,662)	—	(82,365)
Net change in unrealized gains (losses)	(22,156)	(40,050)	13,812	(11,138)	6,233	56,975	(1,244)	2,432
Net amortization on investments	1,635	885	241	214	—	—	—	2,975
Purchases, including capitalized PIK (3)	233,772	211,679	31,784	65,835	51,281	74,338	—	668,689
Sales (3)	(219,903)	(52,299)	(107,095)	(15,747)	(62,507)	(111,162)	—	(568,713)
Transfers out of Level 3 (1)	—	(102,665)	—	—	—	(5,264)	—	(107,929)
Transfers into Level 3 (1)	25,509	1,642	68	—	—	103	—	27,322
Fair value as of September 30, 2015	$1,032,839	$531,316	$250,179	$413,465	$160,108	$305,128	$4,327	$2,697,362

Net change in unrealized gains (losses) on Level 3 investments still held as of September 30, 2015	$85,208	$55,028	$6,453	$(35,527)	$58,295	$(77,137)	$133	$92,453
____________________

(1)
Transfers out of Level 3 are due to an increase in the quantity and reliability of broker quotes obtained and transfers into Level 3 are due to a decrease in the quantity and reliability of broker quotes obtained as assessed by the Investment Adviser. Transfers are assumed to have occurred at the end of the period. There were no transfers between Level 1 and Level 2 fair value measurements during the period shown.

(2)	Includes unfunded commitments measured at fair value of $(3,149).

(3)	Includes reorganizations and restructuring of investments.
The following tables summarize the significant unobservable inputs the Company used to value its investments categorized within Level 3 as of September 30, 2016 and March 31, 2016. In addition to the techniques and inputs noted in the tables below, according to our valuation policy we may also use other valuation techniques and methodologies when determining our fair value measurements. The below tables are not intended to be all-inclusive, but rather provide information on the significant unobservable inputs as they relate to the Company’s determination of fair values.

The unobservable inputs used in the fair value measurement of our Level 3 investments as of September 30, 2016 were as follows:

		Quantitative Information about Level 3 Fair Value Measurements
Asset Category	Fair Value	Valuation Techniques/Methodologies	Unobservable Input	Range		Weighted Average (1)
First Lien Secured Debt	$(653)	Broker Quoted	Broker Quote	N/A	N/A	N/A
	399,084	Discounted Cash Flow	Discount Rate	2.3%	12.0%	12.0%
	2,500	Market Comparable Approach	Comparable Multiple	3.4x	4.5x	4.5x
	3,303	Recent Transaction	Recent Transaction	N/A	N/A	N/A
	85,025	Recovery Analysis	Commodity Price	$45.00	$64.50	$63.20
	53,711	Recovery Analysis	Recoverable Amount	N/A	N/A	N/A
	510,794	Yield Analysis	Discount Rate	5.2%	17.5%	12.2%
Second Lien Secured Debt	116,133	Broker Quoted	Broker Quote	N/A	N/A	N/A
	—	Market Comparable Approach	Comparable Multiple	3.4x	4.5x	4.4x
	19,476	Recent Transaction	Recent Transaction	N/A	N/A	N/A
	26,276	Recovery Analysis	Commodity Price	$48.25	$64.50	$58.93
	176,855	Yield Analysis	Discount Rate	10.4%	18.7%	11.3%
Unsecured Debt	46	Broker Quoted	Broker Quote	N/A	N/A	N/A
	—	Market Comparable Approach	Comparable Multiple	3.4x	3.4x	3.4x
	338	Recovery Analysis	Commodity Price	$45.00	$64.50	$64.01
	215,838	Yield Analysis	Discount Rate	9.2%	16.5%	10.0%
Structured Products and Other	4,251	Broker Quoted	Broker Quote	N/A	N/A	N/A
	259,785	Discounted Cash Flow	Discount Rate	7.7%	18.0%	11.3%
	32,530	Recent Transaction	Recent Transaction	N/A	N/A	N/A
Preferred Equity	4,260	Discounted Cash Flow	Discount Rate	20.0%	20.0%	20.0%
		Market Comparable Approach	Sales Price	$9.90	$9.90	$9.90
	2,607	Market Comparable Approach	Comparable Multiple	3.4x	12.0x	12.0x
	26,391	Recent Transaction	Recent Transaction	N/A	N/A	N/A
	34,344	Yield Analysis	Discount Rate	12.8%	12.8%	12.8%
Common Equity/Interests	143	Broker Quoted	Broker Quote	N/A	N/A	N/A
	211,147	Discounted Cash Flow	Discount Rate	6.2%	13.5%	11.4%
	18,054	Market Comparable Approach	Comparable Multiple	1.0x	12.2x	7.3x
	25,327	Market Comparable Approach	Comparable Multiple	0.5x	0.5x	0.5x
		Recovery Analysis	Probability Factor	75.0%	75.0%	75.0%
	2,203	Other	Illiquidity/Restrictive Discount	7.0%	7.0%	7.0%
	—	Recent Transaction	Recent Transaction	N/A	N/A	N/A
	59,595	Recovery Analysis	Commodity Price	$45.00	$64.50	$62.03
Warrants	—	Market Comparable Approach	Comparable Multiple	3.4x	3.4x	3.4x
	2,412	Options Pricing Model	Expected Volatility	75.0%	75.0%	75.0%
		Recovery Analysis	Commodity Price	$45.00	$64.50	$64.01
	—	Recovery Analysis	Commodity Price	$48.25	$64.50	$64.01

		Quantitative Information about Level 3 Fair Value Measurements
Asset Category	Fair Value	Valuation Techniques/Methodologies	Unobservable Input	Range	Weighted Average (1)
Total Level 3 Investments	$2,291,775
___________________
(1) The weighted average information is generally derived by assigning each disclosed unobservable input a proportionate weight based on the fair value of the related investment. For the commodity price unobservable input, the weighted average price is an undiscounted price based upon the estimated production level from the underlying reserves.

The unobservable inputs used in the fair value measurement of our Level 3 investments as of March 31, 2016 were as follows:

		Quantitative Information about Level 3 Fair Value Measurements
Asset Category	Fair Value	Valuation Techniques/Methodologies	Unobservable Input	Range		Weighted Average (1)
First Lien Secured Debt	$6,784	Market Comparable Approach	Comparable Multiple	6.7x	6.7x	6.7x
	534,475	Yield Analysis	Discount Rate	7.7%	20.5%	13.1%
	403,082	Discounted Cash Flow	Discount Rate	2.3%	12.0%	12.0%
	81,571	Recovery Analysis	Commodity Price	$36.50	$62.50	$60.96
	7,461	Recovery Analysis	N/A	N/A	N/A	N/A
	32,566	Recovery Analysis	Commodity Price	$36.00	$65.00	$64.21
		Recovery Analysis	Probability Factor	50%	50%	50%
		Yield Analysis	Discount Rate	34.4%	34.4%	34.4%
	23,217	Broker Quoted	Broker Quote	N/A	N/A	N/A
Second Lien Secured Debt	60,757	Market Comparable Approach	Comparable Multiple	0.5x	6.7x	3.1x
	268,794	Yield Analysis	Discount Rate	9.6%	16.2%	11.2%
	25,000	Recovery Analysis	Commodity Price	$37.75	$65.00	$58.21
	20,766	Recovery Analysis	Commodity Price	$36.00	$65.00	$64.21
		Recovery Analysis	Probability Factor	50%	50%	50%
		Yield Analysis	Discount Rate	50.9%	50.9%	50.9%
	116,171	Broker Quoted	Broker Quote	N/A	N/A	N/A
Unsecured Debt	12,110	Market Comparable Approach	Comparable Multiple	6.7x	6.7x	6.7x
	215,112	Yield Analysis	Discount Rate	10.6%	16.8%	11.0%
Structured Products and Other	315,630	Discounted Cash Flow	Discount Rate	6.0%	20.0%	12.6%
	3,900	Broker Quoted	Broker Quote	N/A	N/A	N/A
Preferred Equity	4,092	Market Comparable Approach	Comparable Multiple	6.7x	11.9x	11.9x
	34,328	Yield Analysis	Discount Rate	10.8%	10.8%	10.8%
	3,750	Discounted Cash Flow	Discount Rate	41.0%	41.0%	41.0%
	26,392	Recent Transaction	Recent Transaction	N/A	N/A	N/A
Common Equity/Interests	90,186	Market Comparable Approach	Comparable Multiple	1.0x	12.5x	8.3x
	232,781	Discounted Cash Flow	Discount Rate	8.8%	16.4%	12.1%
	3,755	Other	Illiquidity/Restrictive Discount	7.0%	7.0%	7.0%
	30,078	Recovery Analysis	Commodity Price	$36.50	$65.00	$58.21
	140	Broker Quoted	Broker Quote	N/A	N/A	N/A
Warrants	—	Market Comparable Approach	Comparable Multiple	6.7x	6.7x	6.7x
	—	Recovery Analysis	Commodity Price	$36.50	$62.50	$60.96
	—	Recovery Analysis	N/A	N/A	N/A	N/A
Total Level 3 Investments	$2,552,898
____________________

(1)
The weighted average information is generally derived by assigning each disclosed unobservable input a proportionate weight based on the fair value of the related investment. For the commodity price unobservable input, the weighted average price is an undiscounted price based upon the estimated production level from the underlying reserves.

The significant unobservable inputs used in the fair value measurement of the Company’s debt and equity securities are primarily earnings before interest, taxes, depreciation and amortization (“EBITDA”) comparable multiples and market discount rates. The Company typically uses EBITDA comparable multiples on its equity securities to determine the fair value of investments. The Company uses market discount rates for debt securities to determine if the effective yield on a debt security is commensurate with the market yields for that type of debt security. If a debt security’s effective yield is significantly less than the market yield for a similar debt security with a similar credit profile, the resulting fair value of the debt security may be lower. For certain investments in and relating to the energy sector where fair value is derived based on a recovery analysis, the Company uses underlying commodity prices from third party market pricing services to determine the fair value. Further, for certain investments, the Company also considered the probability of future events which are not in management’s control. Significant increases or decreases in any of these inputs in isolation would result in a significantly lower or higher fair value measurement. The significant unobservable inputs used in the fair value measurement of the structured products include the discount rate applied in the valuation models in addition to default and recovery rates applied to projected cash flows in the valuation models. Specifically, when a discounted cash flow model is used to determine fair value, the significant input used in the valuation model is the discount rate applied to present value the projected cash flows. Increases in the discount rate can significantly lower the fair value of an investment; conversely decreases in the discount rate can significantly increase the fair value of an investment. The discount rate is determined based on the market rates an investor would expect for a similar investment with similar risks. For certain investments such as warrants, the Company uses an option pricing approach, of which the applicable method is the Black-Scholes Option Pricing Method (“BSM”). The BSM is a model of price variation over time of financial instruments, such as equity, that is used to determine the price of call or put options. Various inputs are required but the primary unobservable input into the BSM model is the underlying asset volatility.
Investment Transactions
For the three months ended September 30, 2016 and September 30, 2015, purchases of investments on a trade date basis were $127,629 and $204,237, respectively. For the six months ended September 30, 2016 and September 30, 2015, purchases of investments on a trade date basis were $250,347 and $713,585, respectively.
For the three months ended September 30, 2016 and September 30, 2015, sales and repayments of investments on a trade date basis were $215,054 and $279,678, respectively. For the six months ended September 30, 2016 and September 30, 2015, sales and repayments of investments on a trade date basis were $554,471 and $812,463, respectively.
PIK Income
The Company holds loans and other investments, including certain preferred equity investments, that have contractual PIK income. PIK income computed at the contractual rate is accrued into income and reflected as receivable up to the capitalization date. During the three and six months ended September 30, 2016, PIK income earned was $6,180 and $12,544, respectively. During the three and six months ended September 30, 2015, PIK income earned was $6,832 and $16,328, respectively.
The following table shows the change in capitalized PIK balance for the three and six months ended September 30, 2016 and September 30, 2015:

	Three Months Ended September 30,		Six Months Ended September 30,
	2016	2015	2016	2015
PIK balance at beginning of period	$75,708	$54,155	$73,409	$86,903
PIK income capitalized	17,594	6,136	21,147	21,732
Adjustments due to exited investments	—	(3,396)	—	(3,396)
PIK income received in cash	(29)	(104)	(1,283)	(48,448)
PIK balance at end of period	$93,273	$56,791	$93,273	$56,791

Dividend Income
The Company holds structured products and other investments. The CLO equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The Company records as dividend income the accretable yield from its beneficial interests in structured products such as CLOs based upon a number of cash flow assumptions that are subject to uncertainties and contingencies. During the three and six months ended September 30, 2016, dividend income from structured products was $3,038 and $5,699, respectively. During the three and six months ended September 30, 2015, dividend income from structured products was $4,682 and $9,186, respectively.
Investments on Non-Accrual Status
As of September 30, 2016, 11.1% of total investments at amortized cost, or 3.9% of total investments at fair value, were on non-accrual status. As of March 31, 2016, 8.4% of total investments at amortized cost, or 4.2% of total investments at fair value, were on non-accrual status.
Unconsolidated Significant Subsidiaries
The following unconsolidated subsidiaries are considered significant subsidiaries under SEC Regulation S-X Rule 10-01(b)(1) and Regulation S-X Rule 4-08(g) as of September 30, 2016. Accordingly, summarized, unaudited, comparative financial information is presented below for the unconsolidated significant subsidiaries.
Merx Aviation Finance, LLC
Merx Aviation Finance, LLC and its subsidiaries (“Merx Aviation”) are principally engaged in acquiring and leasing commercial aircraft to airlines. Its focus is on current generation aircraft, held either domestically or internationally. Merx Aviation may acquire fleets of aircraft primarily through securitized, non-recourse debt or individual aircraft. Merx Aviation may outsource its aircraft servicing requirements to third parties that have the global staff and expertise necessary to complete such tasks. The following table shows unaudited summarized financial information for Merx Aviation:

	Six Months Ended September 30,
	2016	2015
Net revenue	$64,389	$61,258
Net operating income	38,789	37,125
Earnings before taxes	5,832	5,540
Net profit	5,524	3,370
MSEA Tankers, LLC
MSEA Tankers, LLC and its subsidiaries (“MSEA”) are engaged in acquiring and leasing tanker vessels to oil majors, commodity traders and shipping companies. Its focus is on tankers transporting refined products for its charterers through long-term charters. MSEA engages in a variety of income-generating structured equity transactions, ranging from bridge loans to sale-leaseback structures either on individual vessels or vessel packages sourced from bank balance sheets and other sources. MSEA may also outsource its technical management requirements through engaging in bareboat charters. The following table shows unaudited summarized financial information for MSEA:

	Six Months Ended September 30,
	2016	2015
Net revenue	$10,501	$5,520
Net operating income	5,994	3,624
Earnings before taxes	5,433	3,163
Net profit	5,433	3,163

Dynamic Product Tankers, LLC
Dynamic Product Tankers, LLC and its subsidiaries (“DPT”) are principally engaged in acquiring and operating LR1 Product Tankers. Its focus is on long-range product tankers transporting refined products for various customers. Vessels owned by DPT are operated primarily in the spot markets but also on opportunistic long-term time charters. The following table shows unaudited summarized financial information for DPT:

	Six Months Ended September 30, 2016	For period from April 7, 2015 (commencement of operations) to September 30, 2015
Net revenue	$17,935	$16,995
Net operating income	4,343	5,158
Earnings before taxes	2,428	3,620
Net profit	2,428	3,620

Note 6. Debt and Foreign Currency Transactions and Translations
The Company’s outstanding debt obligations as of September 30, 2016 were as follows:

	Date Issued/Amended	Total Aggregate Principal Amount Committed	Principal Amount Outstanding		Fair Value		Final Maturity Date
Senior Secured Facility	4/24/2015	$1,310,000	$367,991	*	$367,548	(1)	4/24/2020
Senior Secured Notes (Series B)	9/29/2011	16,000	16,000		16,674	(1)	9/29/2018
2042 Notes	10/9/2012	150,000	150,000		155,700	(2)	10/15/2042
2043 Notes	6/17/2013	150,000	150,000		161,760	(2)	7/15/2043
2025 Notes	3/3/2015	350,000	350,000		365,144	(1)	3/3/2025
Total Debt Obligations		$1,976,000	$1,033,991		$1,066,826
Deferred Financing Cost and Debt Discount			$(19,197)
Total Debt Obligations, net of Deferred Financing Cost and Debt Discount			$1,014,794
____________________

*	Includes foreign currency debt obligations as outlined in Foreign Currency Transactions and Translations within this note.

(1)
The fair value of these debt obligations are categorized as Level 3 under ASC 820 as of September 30, 2016. The valuation is based on a yield analysis and discount rate commensurate with the market yields for similar types of debt.

(2)	The fair value of these debt obligations are categorized as Level 1 under ASC 820 as of September 30, 2016. The valuation is based on quoted prices of identical liabilities in active markets.

The Company’s outstanding debt obligations as of March 31, 2016 were as follows:

	Date Issued/Amended	Total Aggregate Principal Amount Committed	Principal Amount Outstanding (3)		Fair Value		Final Maturity Date
Senior Secured Facility	4/24/2015	$1,310,000	$637,904	*	$641,157	(1)	4/24/2020
Senior Secured Notes (Series A)	9/29/2011	29,000	29,000		29,220	(1)	9/29/2016
Senior Secured Notes (Series B)	9/29/2011	16,000	16,000		16,661	(1)	9/29/2018
2042 Notes	10/9/2012	150,000	150,000		150,060	(2)	10/15/2042
2043 Notes	6/17/2013	150,000	150,000		151,740	(2)	7/15/2043
2025 Notes	3/3/2015	350,000	350,000		352,485	(1)	3/3/2025
Total Debt Obligations		$2,005,000	$1,332,904		$1,341,323
Deferred Financing Cost and Debt Discount			$(19,944)
Total Debt Obligations, net of Deferred Financing Cost and Debt Discount			$1,312,960
____________________

*	Includes foreign currency debt obligations as outlined in Foreign Currency Transactions and Translations within this note.

(1)
The fair value of these debt obligations are categorized as Level 3 under ASC 820 as of March 31, 2016. The valuation is based on a yield analysis and discount rate commensurate with the market yields for similar types of debt.

(2)	The fair value of these debt obligations are categorized as Level 1 under ASC 820 as of March 31, 2016. The valuation is based on quoted prices of identical liabilities in active markets.

(3)	Numbers were updated due to the retrospective application of the new accounting pronouncements (ASU 2015-03 and ASU 2015-15) adopted as of April 1, 2016.
Senior Secured Facility
On April 24, 2015, the Company amended and restated its senior secured, multi-currency, revolving credit facility (the “Senior Secured Facility”). The amendment and restatement increased the lenders’ commitments to $1,310,000, extended the final maturity date through April 24, 2020, and allows the Company to seek additional commitments from new and existing lenders in the future, up to an aggregate facility size not to exceed $1,965,000. The Senior Secured Facility is secured by substantially all of the assets in the Company’s portfolio, including cash and cash equivalents. Commencing May 31, 2019, the Company is required to repay, in twelve consecutive monthly installments of equal size, the outstanding amount under the Senior Secured Facility as of April 24, 2020. In addition, the stated interest rate on the facility was changed from LIBOR plus 2.00% to a formula-based calculation based on a minimum borrowing base, resulting in a stated interest rate, depending on the type of borrowing, of (a) either LIBOR plus 1.75% per annum or LIBOR plus 2.00% per annum, or (b) either Alternate Base Rate plus 0.75% per annum or Alternate Base Rate plus 1% per annum. As of September 30, 2016, the stated interest rate on the facility was LIBOR plus 2.00%. The Company is required to pay a commitment fee of 0.375% per annum on any unused portion of the Senior Secured Facility and participation fees and fronting fees of up to 2.25% per annum on the letters of credit issued.
The Senior Secured Facility contains affirmative and restrictive covenants, events of default and other customary provisions for similar debt facilities, including: (a) periodic financial reporting requirements, (b) maintaining minimum shareholders’ equity of the greater of (i) 40% of the total assets of the Company and its consolidated subsidiaries as at the last day of any fiscal quarter and (ii) the sum of (A) $870,000 plus (B) 25% of the net proceeds from the sale of equity interests in the Company after the closing date of the Senior Secured Facility, (c) maintaining a ratio of total assets, less total liabilities (other than indebtedness) to total indebtedness, in each case of the Company and its consolidated subsidiaries, of not less than 2.0:1.0, (d) limitations on the incurrence of additional indebtedness, including a requirement to meet a certain minimum liquidity threshold before the Company can incur such additional debt, (e) limitations on liens, (f) limitations on investments (other than in the ordinary course of the Company’s business), (g) limitations on mergers and disposition of assets (other than in the normal course of the Company’s business activities), (h) limitations on the creation or existence of agreements that permit liens on properties of the Company’s consolidated subsidiaries and (i) limitations on the repurchase or redemption of certain unsecured debt and debt securities. In addition to the asset coverage ratio described in clause (c) of the preceding sentence, borrowings under the Senior Secured Facility (and the incurrence of certain other permitted debt) are subject to compliance with a borrowing base that applies different advance rates to different types of assets in the Company’s portfolio.
The Senior Secured Facility also provides for the issuance of letters of credit up to an aggregate amount of $150,000. As of September 30, 2016 and March 31, 2016, the Company had $16,290 in standby letters of credit issued through the Senior Secured Facility. The amount available for borrowing under the Senior Secured Facility is reduced by any standby letters of credit issued through the Senior Secured Facility. Under GAAP, these letters of credit are considered commitments because no funding has been made and as such are not considered a liability. These letters of credit are not senior securities because they are not in the form of a typical financial guarantee and the portfolio companies are obligated to refund any drawn amounts. The available remaining capacity under the Senior Secured Facility was $925,719 and $655,806 as of September 30, 2016 and March 31, 2016, respectively. Terms used in this disclosure have the meanings set forth in the Senior Secured Facility agreement.
Senior Secured Notes
On September 30, 2010, the Company entered into a note purchase agreement with certain institutional accredited investors providing for a private placement issuance of $225,000 aggregate principal amount of five-year, senior secured notes with an annual fixed interest rate of 6.25% and a maturity date of October 4, 2015 (the “Senior Secured Notes”). On October 4, 2010, the Senior Secured Notes issued by the Company were sold to certain institutional accredited investors pursuant to an exemption from registration under the Securities Act of 1933, as amended. Interest on the Senior Secured Notes was due semi-annually on April 4 and October 4, commencing on April 4, 2011.
On October 4, 2015, the Senior Secured Notes, which had an outstanding principal balance of $225,000, matured and were repaid in full.
Senior Secured Notes — Series A and Series B
On September 29, 2011, the Company closed a private offering of $45,000 aggregate principal amount of senior secured notes consisting of two series: $29,000 aggregate principal amount of 5.875% Senior Secured Notes, Series A, due September 29, 2016 (the “Series A Notes”); and $16,000 aggregate principal amount of 6.250% Senior Secured Notes, Series B, due September 29, 2018 (the “Series B Notes,” and together with the Series A Notes, the “Series A and B Notes”). The Series A and B Notes were issued in a private placement only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. Interest on the Series A and B Notes is due semi-annually on March 29 and September 29, commencing on March 29, 2012.
On September 29, 2016, the Series A Notes, which had an outstanding principal balance of $29,000, matured and were repaid in full.
Senior Unsecured Notes
2042 Notes
On October 9, 2012, the Company issued $150,000 aggregate principal amount of senior unsecured notes for net proceeds of $145,275 (the “2042 Notes”). The 2042 Notes will mature on October 15, 2042. Interest on the 2042 Notes is paid quarterly on January 15, April 15, July 15 and October 15, at an annual rate of 6.625%, commencing on January 15, 2013. The Company may redeem the 2042 Notes in whole or in part at any time or from time to time on or after October 15, 2017. The 2042 Notes are general, unsecured obligations and rank equal in right of payment with all of our existing and future senior, unsecured indebtedness. The 2042 Notes are listed on the New York Stock Exchange under the ticker symbol “AIB.”
2043 Notes
On June 17, 2013, the Company issued $135,000 aggregate principal amount of senior unsecured notes and on June 24, 2013, an additional $15,000 in aggregate principal amount of such notes was issued pursuant to the underwriters’ over-allotment option exercise. In total, $150,000 of aggregate principal was issued for net proceeds of $145,275 (the “2043 Notes”). The 2043 Notes will mature on July 15, 2043. Interest on the 2043 Notes is paid quarterly on January 15, April 15, July 15 and October 15, at an annual rate of 6.875%, commencing on October 15, 2013. The Company may redeem the 2043 Notes in whole or in part at any time or from time to time on or after July 15, 2018. The 2043 Notes are general, unsecured obligations and rank equal in right of payment with all of our existing and future senior, unsecured indebtedness. The 2043 Notes are listed on the New York Stock Exchange under the ticker symbol “AIY.”
2025 Notes

On March 3, 2015, the Company issued $350,000 aggregate principal amount of senior unsecured notes for net proceeds of $343,650 (the “2025 Notes”). The 2025 Notes will mature on March 3, 2025. Interest on the 2025 Notes is due semi-annually on March 3 and September 3, at an annual rate of 5.25%, commencing on September 3, 2015. The 2025 Notes are general, unsecured obligations and rank equal in right of payment with all of our existing and future senior unsecured indebtedness.
Convertible Notes
On January 25, 2011, the Company closed a private offering of $200,000 aggregate principal amount of senior unsecured convertible notes (the “Convertible Notes”). The Convertible Notes were issued in a private placement only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The Convertible Notes bore interest at an annual rate of 5.75%, payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2011. The Convertible Notes were convertible by the holders into shares of common stock, initially at a conversion rate of 72.7405 shares of the Company’s common stock per $1 principal amount of Convertible Notes (14,548,100 common shares) corresponding to an initial conversion price per share of approximately $13.75, which represented a premium of 17.5% to the $11.70 per share closing price of the Company’s common stock on the NASDAQ Global Select Market on January 19, 2011. The conversion rate was subject to adjustment upon certain events, such as stock splits and combinations, mergers, spin-offs, increases in dividends in excess of $0.28 per share per quarter and certain changes in control. Certain of these adjustments, including adjustments for increases in dividends, were subject to a conversion price floor of $11.70 per share. As more fully reflected in Note 4, the issuance was considered as part of the if-converted method for calculation of diluted EPS.
On January 15, 2016, the Convertible Notes, which had an outstanding principal balance of $200,000, matured and were repaid in full.
The following table summarizes the average and maximum debt outstanding, and the interest and debt issuance cost for the three and six months ended September 30, 2016 and September 30, 2015:

	Three Months Ended September 30,		Six Months Ended September 30,
	2016	2015 (2)	2016	2015 (2)
Average debt outstanding	$1,029,829	$1,414,093	$1,131,167	$1,465,669
Maximum amount of debt outstanding	1,143,694	1,485,172	1,363,553	1,640,135

Weighted average annualized interest cost (1)	5.21%	5.54%	4.96%	5.38%
Annualized amortized debt issuance cost	0.48%	0.55%	0.58%	0.55%
Total annualized interest cost	5.69%	6.09%	5.54%	5.93%
____________________

(1)
Includes the stated interest expense and commitment fees on the unused portion of the Senior Secured Facility. Commitment fees for the three months ended September 30, 2016 and September 30, 2015 were $900 and $929, respectively. Commitment fees for the six months ended September 30, 2016 and September 30, 2015 were $1,597 and $1,741, respectively.

(2)	Numbers were updated due to the retrospective application of the new accounting pronouncements (ASU 2015-03 and ASU 2015-15) adopted as of April 1, 2016.

Foreign Currency Transactions and Translations
The Company had the following foreign-denominated debt outstanding on the Senior Secured Facility as of September 30, 2016:

	Original Principal Amount (Local)		Original Principal Amount (USD)	Principal Amount Outstanding	Unrealized Gain (Loss)	Reset Date
Canadian Dollar	C$	51,600	$46,957	$39,262	$7,695	10/31/2016
Euro		€13,000	14,046	14,609	(563)	10/11/2016
British Pound		£15,000	19,965	19,485	480	10/3/2016
British Pound		£16,000	22,947	20,784	2,163	10/12/2016
British Pound		£8,700	13,319	11,301	2,018	10/17/2016
British Pound		£22,500	33,802	29,228	4,574	10/24/2016
British Pound		£24,400	37,283	31,696	5,587	10/26/2016
British Pound		£53,600	81,573	69,626	11,947	10/31/2016
			$269,892	$235,991	$33,901
The Company had the following foreign-denominated debt outstanding on the Senior Secured Facility as of March 31, 2016:

	Original Principal Amount (Local)		Original Principal Amount (USD)	Principal Amount Outstanding	Unrealized Gain (Loss)	Reset Date
Canadian Dollar	C$	55,100	$50,366	$42,599	$7,767	4/29/2016
Euro		€14,000	15,126	15,954	(828)	4/4/2016
British Pound		£14,000	20,354	20,122	232	4/8/2016
British Pound		£14,500	22,199	20,841	1,358	4/11/2016
British Pound		£14,500	22,209	20,841	1,368	4/18/2016
British Pound		£24,400	37,283	35,070	2,213	4/22/2016
British Pound		£54,600	83,095	78,477	4,618	4/29/2016
			$250,632	$233,904	$16,728
As of September 30, 2016 and March 31, 2016, the Company was in compliance with all debt covenants.

Note 7. Shareholders’ Equity
There were no equity offerings of common stock during the three and six months ended September 30, 2016 and fiscal year ended March 31, 2016.
The Company adopted the following plans, approved by the Board of Directors, for the purpose of repurchasing its common stock in accordance with applicable rules specified in the Securities Exchange Act of 1934 (the “1934 Act”) (the “Repurchase Plans”):

Date of Adoption	Maximum Cost of Shares That May Be Repurchased	Cost of Shares Repurchased	Remaining Cost of Shares That May Be Repurchased
August 6, 2015	$50,000	$50,000	$—
December 14, 2015	50,000	36,780	13,220
September 14, 2016	50,000	—	50,000
Total as of September 30, 2016	$150,000	$86,780	$63,220

The Repurchase Plans were designed to allow the Company to repurchase its shares both during its open window periods and at times when it otherwise might be prevented from doing so under applicable insider trading laws or because of self-imposed trading blackout periods. A broker selected by the Company will have the authority under the terms and limitations specified in an agreement with the Company to repurchase shares on the Company’s behalf in accordance with the terms of the Repurchase Plans. Repurchases are subject to SEC regulations as well as certain price, market volume and timing constraints specified in the Repurchase Plans. Pursuant to the Repurchase Plans, the Company may from time to time repurchase a portion of its shares of common stock and the Company is hereby notifying shareholders of its intention as required by applicable securities laws.
Under the Repurchase Plans described above, the Company allocated the following amounts to be repurchased in accordance with SEC Rule 10b5-1 (the “10b5-1 Repurchase Plans”):

Effective Date	Termination Date	Amount Allocated to 10b5-1 Repurchase Plans
September 15, 2015	November 5, 2015	$5,000
January 1, 2016	February 5, 2016	10,000
April 1, 2016	May 19, 2016	5,000
July 1, 2016	August 5, 2016	15,000
September 30, 2016	November 8, 2016	20,000
During the six months ended September 30, 2016, the Company repurchased 4,161,726 shares at a weighted average price per share of $5.85, inclusive of commissions, for a total cost of $24,343. This represents a discount of approximately 16.95% of the average net asset value per share for the six months ended September 30, 2016.
During the year ended March 31, 2016, the Company repurchased 10,584,855 shares at a weighted average price per share of $5.90, inclusive of commissions, for a total cost of $62,437. This represents a discount of approximately 23.09% of the average net asset value per share for the year ended March 31, 2016.
Since the inception of the Repurchase Plans through September 30, 2016, the Company repurchased 14,746,581 shares at a weighted average price per share of $5.88, inclusive of commissions, for a total cost of $86,780.
On September 12, 2014, the Company announced an at-the-market offering program (the “ATM Program”) through which we can sell up to 16 million shares of its common stock from time to time. As of September 30, 2016, no shares had been sold through the Company’s ATM Program.

Note 8. Commitments and Contingencies
The Company has various commitments to fund various revolving and delayed draw senior secured and subordinated loans, including commitments to issue letters of credit through a financial intermediary on behalf of certain portfolio companies. As of September 30, 2016 and March 31, 2016, the Company had the following unfunded commitments to its portfolio companies:

	September 30, 2016	March 31, 2016
Unfunded revolver obligations and bridge loan commitments (1)	$44,388	$291,424
Standby letters of credit issued and outstanding (2)	15,012	14,723
Unfunded delayed draw loan commitments (3)	9,659	13,234
Unfunded delayed draw loan commitments (performance thresholds not met) (4)	6,429	25,000
Total Unfunded Commitments	$75,488	$344,381
____________________

(1)
The unfunded revolver obligations may or may not be funded to the borrowing party in the future. The amounts relate to loans with various maturity dates, but the entire amount was eligible for funding to the borrowers as of September 30, 2016 and March 31, 2016, subject to the terms of each loan’s respective credit agreements which includes borrowing covenants that needs to be met prior to funding. As of September 30, 2016, there were no bridge loan commitments. As of March 31, 2016, the bridge loan commitments included in the balances were $253,413.

(2)
For all these letters of credit issued and outstanding, the Company would be required to make payments to third parties if the portfolio companies were to default on their related payment obligations. None of the letters of credit issued and outstanding are recorded as a liability on the Company’s Statements of Assets and Liabilities as such letters of credit are considered in the valuation of the investments in the portfolio company.

(3)
The Company’s commitment to fund delayed draw loans is triggered upon the satisfaction of certain pre-negotiated terms and conditions which can include covenants to maintain specified leverage levels and other related borrowing base covenants.

(4)
The borrowers are required to meet certain performance thresholds before the Company is obligated to fulfill the commitments and those performance thresholds were not met as of September 30, 2016 and March 31, 2016.

Of the unfunded commitments which existed as of September 30, 2016, $68,103 were outstanding as of November 7, 2016.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Note 9. Financial Highlights
The following is a schedule of financial highlights for the six months ended September 30, 2016 and fiscal year ended March 31, 2016.

	Six Months Ended September 30, 2016	Year Ended March 31, 2016
	(Unaudited)
Per Share Data*
Net asset value at beginning of period	$7.28	$8.18
Net investment income (1)	0.34	0.83
Net realized and change in unrealized losses (1)	(0.34)	(1.02)
Net decrease in net assets resulting from operations	0.00	(0.19)
Distributions of net investment income (2)	(0.35)	(0.48)
Distributions of return of capital (2)	—	(0.32)
Accretion due to share repurchases	0.03	0.09
Net asset value at end of period	$6.95	$7.28

Per share market value at end of period	$5.80	$5.55
Total return (3)	10.93%	(17.53)%
Shares outstanding at end of period	221,994,770	226,156,496
Weighted average shares outstanding	224,882,304	232,555,815

Ratio/Supplemental Data
Net assets at end of period (in millions)	$1,541.9	$1,645.6
Annualized ratio of operating expenses to average net assets (4)(5)	4.89%	5.85%
Annualized ratio of interest and other debt expenses to average net assets (5)	3.94%	4.47%
Annualized ratio of total expenses to average net assets (4)(5)	8.83%	10.32%
Annualized ratio of net investment income to average net assets (5)	9.54%	10.70%
Average debt outstanding (in millions) (6)	$1,131.2	$1,456.4
Average debt per share (6)	$5.03	$6.26
Annualized portfolio turnover rate (5)	12.14%	34.35%
Asset coverage per unit (7)	$2,491	$2,253
____________________

*	Totals may not foot due to rounding.

(1)	Financial highlights are based on the weighted average number of shares outstanding for the period presented.

(2)
The tax character of distributions are determined based on taxable income calculated in accordance with income tax regulations which may differ from amounts determined under GAAP. Although the tax character of distributions paid to shareholders through September 30, 2016 may include return of capital, the exact amount cannot be determined at this point. Per share amounts are based on actual rate per share.

(3)
Total return is based on the change in market price per share during the respective periods. Total return also takes into account distributions, if any, reinvested in accordance with the Company’s dividend reinvestment plan.

(4)
The ratio of operating expenses to average net assets and the ratio of total expenses to average net assets are shown inclusive of all voluntary management and incentive fee waivers (Note 3). For the six months ended September 30, 2016, the annualized ratio of operating expenses to average net assets and the annualized ratio of total expenses to average net assets would be 6.29% and 10.24%, respectively, without the voluntary fee waivers. For the fiscal year ended March 31, 2016, the ratio of operating expenses to average net assets and the ratio of total expenses to average net assets would be 6.94% and 11.41%, respectively, without the voluntary fee waivers.

(5)	Annualized for the six months ended September 30, 2016.

APOLLO INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
(In thousands, except share and per share data)

(6)	Numbers as of March 31, 2016 were updated due to the retrospective application of the new accounting pronouncements (ASU 2015-03 and ASU 2015-15) adopted as of April 1, 2016.

(7)
The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness. This asset coverage ratio is multiplied by one thousand to determine the Asset Coverage Per Unit. The asset coverage ratio for the fiscal year ended March 31, 2016 is unaudited.

Note 10. Subsequent Events
On November 7, 2016, the Board of Directors declared a dividend of $0.15 per share payable on January 5, 2017 to shareholders of record as of December 21, 2016.
During the period from October 1, 2016 through November 7, 2016, the Company repurchased 2,215,616 shares at a weighted average price per share of $5.90, inclusive of commissions, for a total cost of $13,068, leaving a maximum of $50,152 available for future purchases under the Repurchase Plans.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Apollo Investment Corporation:
We have reviewed the accompanying statement of assets and liabilities of Apollo Investment Corporation (the “Company”), including the schedule of investments, as of September 30, 2016, the related statements of operations for the three and six month periods ended September 30, 2016 and September 30, 2015, the statement of changes in net assets for the six month period ended September 30, 2016 and the statements of cash flows for the six month periods ended September 30, 2016 and September 30, 2015. These interim financial statements are the responsibility of the Company’s management.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.
We previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statement of assets and liabilities, including the schedule of investments, as of March 31, 2016, and the related statements of operations (not presented herein), of changes in net assets and of cash flows (not presented herein) for the year then ended, and in our report dated May 19, 2016, we expressed an unqualified opinion on those financial statements. As discussed in Note 2 to the accompanying interim financial statements, the Company changed its method of accounting for the presentation of deferred financing costs in accordance with Accounting Standards Update 2015-03 and 2015-15. The accompanying March 31, 2016 statement of assets and liabilities reflects this change.

/s/ PricewaterhouseCoopers LLP
New York, New York
November 8, 2016

Shares

Common Stock

PROSPECTUS SUPPLEMENT

[Underwriters]

, 201

PART C
OTHER INFORMATION

PART C
OTHER INFORMATION

ITEM 25.	FINANCIAL STATEMENTS AND EXHIBITS
(1) Financial Statements
The following statements of Apollo Investment Corporation (the “Company” or the “Registrant”) are included in Part A of this Registration Statement:

Annual Audited Financial Statements:
Report of Independent Registered Public Accounting Firm
Statement of Assets & Liabilities as of March 31, 2016 and March 31, 2015
Statement of Operations for the years ended March 31, 2016, March 31, 2015 and March 31, 2014
Statement of Changes in Net Assets for the years ended March 31, 2016, March 31, 2015 and March 31, 2014
Statement of Cash Flows for the years ended March 31, 2016, March 31, 2015 and March 31, 2014
Schedule of Investments as of March 31, 2016 and March 31, 2015
Notes to Financial Statements

Unaudited Quarterly Financial Statements:
Statements of Assets and Liabilities as of September 30, 2016 and March 31, 2016
Statements of Operations for the three and six months ended September 30, 2016 and September 30, 2015
Statements of Changes in Net Assets for the six months ended September 30, 2016 and the year ended March 31, 2016
Statements of Cash Flows for the six months ended September 30, 2016 and September 30, 2015
Schedule of Investments as of September 30, 2016
Schedule of Investments as of March 31, 2016
Notes to Financial Statements
Report of Independent Registered Public Accounting Firm

(2) Financial Statements of Merx Aviation Finance, LLC

Annual Audited Financial Statements:
Independent Auditor Report
Consolidated Statements of Financial Position as of March 31, 2015 and March 31, 2016
Consolidated Statements of Operations as of March 31, 2016 and March 31, 2015
Consolidated Statements of Other Comprehensive Income as of March 31, 2016 and March 31, 2015
Consolidated Statements of Changes in Member's Equity as of March 31, 2016 and March 31, 2015
Consolidated Statements of Cash Flows as of March 31, 2016 and March 31, 2015
Notes to Consolidated Financial Statements

Unaudited Annual Financial Statements:
Consolidated Statement of Financial Position as of March 31, 2014 (unaudited)
Consolidated Statement of Operations as of March 31, 2014 (unaudited)
Consolidated Statement of Changes of Member's Equity as of March 31, 2014 (unaudited)
Consolidated Statement of Cash Flows as of March 31, 2014 (unaudited)
Notes to Consolidated Financial Statements
(3) Exhibits

(a)(1)	Articles of Amendment(1)

(a)(2)	Articles of Amendment and Restatement(2)

(b)(2)	Fourth Amended and Restated By-laws(5)

(c)	Not applicable

(d)(1)	Form of Stock Certificate (3)

(d)(2)	Form of Indenture for debt securities (7)

(d)(3)	Form T-1 Statement of Eligibility of U.S. Bank National Association, as Trustee, with respect to the Form of Indenture for debt securities (11)

(d)(4)	Indenture, dated as of October 9, 2012, between the Company and U.S. Bank National Association, as trustee (9)

(d)(5)	First Supplemental Indenture, dated as of October 9, 2012, relating to the 6.625% Senior Notes due 2042, between the Company and U.S. Bank National Association, as trustee (9)

(d)(6)	Form of 6.625% Senior Notes due 2042 (contained in the First Supplemental Indenture filed as Exhibit (d)(5) hereto) (10)

(d)(7)	Second Supplemental Indenture, dated as of June 17, 2013, relating to the 6.875% Senior Notes due 2043, between the Company and U.S. Bank National Association, as trustee (9)

(d)(8)	Form of 6.875% Senior Notes due 2043 (contained in the Second Supplemental Indenture filed as Exhibit (d)(7) hereto) (10)

(d)(9)	Fourth Supplemental Indenture, dated as of March 3, 2015, relating to the 5.250% Notes due 2025, between the Company and U.S. Bank National Association, as trustee (13)

(d)(10)	Form of 5.250% Notes due 2025 (contained in the Fourth Supplemental Indenture filed as Exhibit (d)(9) hereto) (16)

(e)	Dividend Reinvestment Plan (3)

(f)	Not applicable

(g)	Amended and Restated Investment Advisory and Management Agreement between Registrant and Apollo Investment Management, L.P. (6)

(h)	Underwriting Agreement*

(i)	Not applicable

(j)	Custodian Agreement (2)

(k)(1)	Form of Transfer Agency and Service Agreement (2)

(k)(2)	Amended and Restated Administration Agreement between Registrant and Apollo Investment Administration, LLC (6)

(k)(3)	Amended and Restated License Agreement between the Registrant and Apollo Management, L.P. (8)

(k)(4)	Amended and Restated Senior Secured Revolving Credit Agreement (12)

(l)(1)	Opinion and Consent of Venable LLP, special Maryland Counsel for the Registrant (11)

(l)(2)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP (11)

(l)(3)	Consent of Miles & Stockbridge, P.C., special Maryland Counsel for the Registrant (15)

(m)	Not applicable

(n)(1)	Report of Independent Registered Public Accounting Firm on Financial Statement Schedule (15)

(n)(2)	Independent Registered Public Accounting Firm Consent †

(n)(3)	Consent of PricewaterhouseCoopers LLP relating to the consolidated financial statements of Merx Aviation Finance LLC †

(n)(4)	Power of Attorney (11)

(n)(5)	Power of Attorney of Hilary E. Ackermann †

(n)(6)	Awareness Letter of Independent Registered Public Accounting Firm †

(p)	Not applicable

(q)	Not applicable

(r)(1)	Amended and Restated Code of Ethics for Apollo Investment Corporation (4)

(r)(2)	Code of Ethics of Apollo Investment Management, L.P.(4)

(1)
Incorporated by reference to the corresponding exhibit number to the Registrant’s pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended (333-124007), on Form N-2, filed on June 20, 2005.

(2)
Incorporated by reference to the corresponding exhibit number to the Registrant’s pre-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended (333-112591), on Form N-2, filed on April 1, 2004.

(3)
Incorporated by reference to the corresponding exhibit number to the Registrant’s pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended (333-112591), on Form N-2, filed on March 12, 2004.

(4)
Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933, as amended (333-153879), on Form N-2, filed on October 7, 2008.

(5)	Incorporated by reference from the Registrant’s Form 10-K, filed on May 19, 2015.

(6)	Incorporated by reference from the Registrant’s Form 10-K, filed on May 26, 2010.

(7)
Incorporated by reference to the corresponding exhibit number to the Registrant’s pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended (333-170519), on Form N-2, filed on April 8, 2011.

(8)	Incorporated by reference from the Registrant’s Form 10-K, filed on May 23, 2012.

(9)	Incorporated by reference to Exhibits 4.1, 4.2 and 4.3, as applicable, to the Registrant’s Form 8-K (File No. 814-00646), filed on October 9, 2012.

(10)	Incorporated by reference to Exhibits 4.1 and 4.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00646), filed on June 17, 2013.

(11)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933, as amended (333-205660), on Form N-2, filed on July 14, 2015.

(12)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 811-00646), filed on April 30, 2015.

(13)	Incorporated by reference to Exhibits 4.1, 4.2, 5.1 and 5.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00646), filed on March 3, 2015.

(14)
Incorporated by reference to Exhibit (o)(1) to the Registrant’s pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended (333-205660), on Form N-2, filed on July 14, 2015.

(15)
Incorporated by reference to the corresponding exhibit number to the Registrant’s post-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended (333-205660), on Form N-2, filed on October 4, 2016.

†	Filed herewith.

*	To be filed by amendment.

ITEM 26.	MARKETING ARRANGEMENTS
The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in the prospectus supplement related to that offering.

ITEM 27.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

Registration and filing fees	$174,300
Nasdaq Stock Market Listing Fee	$65,000
Printing (other than certificates)	$875,000
Accounting fees and expenses related to the offering	$500,000
Legal fees and expenses related to the offering	$1,000,000
Miscellaneous (e.g. travel) related to the offering	$18,750
Total (1)	$2,633,050

(1)	These amounts are estimates.
All of the expenses set forth above shall be borne by us.

*	$ 142,637 of this amount has been offset against a filing fee associated with unsold securities registered under a previous registration statement.

ITEM 28.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL
The following list sets forth each of the companies considered to be “controlled” by us, as defined by the Investment Company Act of 1940, at this date of this prospectus.

Name of Entity and Place of Organization	% of Voting Securities Owned
Apollo Asset Management LLC (Delaware)	100%	(2)
Dynamic Product Tankers (Prime), LLC (Marshall Islands)	85%	(1)
Merx Aviation Finance LLC (Delaware)	100%	(1)
Glacier Oil & Gas Corp. (f/k/a Miller Energy Resources, Inc.) (Tennessee)	49%	(1)
MSEA Tankers LLC (Marshall Islands)	98%	(1)
Solarplicity Group Limited (United Kingdom)	28%	(1)

1	This entity is not consolidated for purposes of financial reporting.

2	Wholly-owned, non-operational entity.

ITEM 29.	NUMBER OF HOLDERS OF SECURITIES
The following table sets forth the approximate number of record holders of our common stock at December 16, 2016.

Title of Class	Number of Record Holders
Common stock, $0.001 par value per share	70

ITEM 30.	INDEMNIFICATION
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is material to a cause of action resulting in a final judgment adverse to the director or officer. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.
Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate ourselves to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer, and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor, if any. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
The Investment Advisory and Management Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Apollo Investment Management, L.P. (the “Adviser”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Apollo Investment for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory and Management Agreement or otherwise as an investment adviser of Apollo Investment.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Apollo Investment Administration, LLC and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Apollo Investment Administration, LLC’s services under the Administration Agreement or otherwise as administrator for Apollo Investment.
Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Apollo Investment pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Apollo Investment in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER
A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the SEC (SEC File No. 801-62840), and is incorporated herein by reference.

ITEM 32.	LOCATION OF ACCOUNTS AND RECORDS
All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Apollo Investment Corporation, 9 West 57th Street, New York, NY 10019;

(2)	the Transfer Agent, American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, NY 11219;

(3)	the Custodian, JPMorgan Chase Bank, 270 Park Avenue, New York, NY 10017;

(4)	the Adviser, Apollo Investment Management, L.P., 9 West 57th Street, New York, NY 10019; and

(5)	the Trustee, U.S. Bank National Association, Global Corporate Trust Services, 100 Wall Street, New York, NY 10005.

ITEM 33.	MANAGEMENT SERVICES
Not Applicable.

ITEM 34.	UNDERTAKINGS
(1) The Registrant hereby undertakes to suspend the offering of its units until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2) Not applicable.
(3) Not applicable.

(4) The Registrant hereby undertakes:
1.(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
2.(i) to include any prospectus required by Section 10(a)(3) of the 1933 Act;
3.(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
4.(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
5.(b) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and
6.(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and
7.(d) That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; PROVIDED, HOWEVER, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
8.(e) That, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;
(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
(f) To file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of Registrant are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.
(5) (a) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497 (h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
(6) The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.
(7) The Registrant undertakes that it will not sell any units consisting of combinations of securities that have not previously been described in a registration statement of the Registrant or an amendment thereto that was subject to review by the Commission and that subsequently became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 20th day of December, 2016.

APOLLO INVESTMENT CORPORATION

By:	/s/ James C. Zelter
James C. Zelter Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ John J. Hannan	Chairman of the Board and Director	December 20, 2016
John J. Hannan

/s/ Gregory W. Hunt	Chief Financial Officer and Treasurer (principal financial and accounting officer)	December 20, 2016
Gregory W. Hunt

/s/ James C. Zelter	Chief Executive Officer and Director (principal executive officer)	December 20, 2016
James C. Zelter

/s/ Howard Widra	President	December 20, 2016
Howard Widra

/s/ Hilary E. Ackermann*	Director	December 20, 2016
Hilary E. Ackermann

/s/ Jeanette W. Loeb*	Director	December 20, 2016
Jeanette W. Loeb

/s/ Frank C. Puleo*	Director	December 20, 2016
Frank C. Puleo

/s/ R. Rudolph Reinfrank*	Director	December 20, 2016
R. Rudolph Reinfrank

/s/ Carl Spielvogel*	Director	December 20, 2016
Carl Spielvogel

/s/ Elliot Stein, Jr.*	Director	December 20, 2016
Elliot Stein, Jr.

/s/ Bradley J. Wechsler*	Director	December 20, 2016
Bradley J. Wechsler

*By:	/s/ Joseph D. Glatt
Joseph D. Glatt as Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Exhibit

(n)(2)	Independent Registered Public Accounting Firm Consent

(n)(3)	Consent of PricewaterhouseCoopers LLP relating to the consolidated financial statements of Merx Aviation Finance LLC

(n)(5)	Power of Attorney of Hilary E. Ackermann

(n)(6)	Awareness Letter of Independent Registered Public Accounting Firm